Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 19, 2018

March 21, 2018

March 21, 2018

Dear Shareholders and Debentureholders,

The board of directors (the “Board”) would like to inform you that a special meeting (the “Company Meeting”) of the holders (“Common Shareholders”) of common shares (the “Common Shares”) in the capital of Student Transportation Inc. (the “Company” or “STI”) will be held at the offices of Goodmans LLP located at 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, on April 19, 2018 at 10:00 a.m. (Toronto time).

At the Company Meeting, Common Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) pursuant to which Spinner Can AcquireCo Inc. (the “Purchaser”), a company indirectly owned by Caisse de dépôt et placement du Québec and Ullico Infrastructure Master Fund L.P, will acquire all of STI’s Common Shares. Pursuant to the Arrangement:

•	Shareholder Consideration. Common Shareholders will receive US$7.50 per Common Share in cash.

•	Debentureholder Consideration. The Company’s outstanding 6.25% convertible unsecured subordinated debentures and 5.25% convertible unsecured subordinated debentures (collectively, the “Company Debentures”) will also be paid out on closing of the Arrangement (“Closing”) and the holders thereof will receive the product of US$7.50 and the number of Common Shares that the holders would be entitled to receive upon the conversion of their Company Debentures in accordance with their terms immediately following the Closing (including those issuable upon a “Cash Change of Control” (as defined under the indentures for the Company Debentures, which are referred to herein as the “Indentures”)), plus the sum of: (i) accrued and unpaid interest on such Company Debentures up to but excluding the date of Closing; and (ii) the interest that would have otherwise accrued from and including the date of Closing to (but excluding) 32 days thereafter, in U.S. dollars, calculated using the daily exchange rate published by the Bank of Canada on the date that is two business days immediately preceding the Closing of the Arrangement.

The accompanying notice of special meeting (the “Notice of Meeting”) and management information circular (the “Information Circular”) contain a detailed description of the Arrangement and set forth the actions to be taken by Common Shareholders at the Company Meeting. You should carefully consider all of the relevant information in the Notice of Meeting and the Information Circular and consult with your financial, legal or other professional advisors if you require assistance.

The Board, after consultation with financial and legal advisors, and based on the unanimous recommendation of a special committee of the Board (the “Special Committee”) comprised entirely of independent directors, has unanimously approved the Arrangement, has unanimously determined that the Arrangement is in the best interests of STI (taking into account the interests of all affected stakeholders) and that the consideration to be received by Common Shareholders pursuant to the Arrangement is fair to Common Shareholders (other than the Purchaser and its affiliates). Accordingly, the Board recommends that Common Shareholders vote FOR the Arrangement Resolution. Each director and executive officer of the Company intends to vote all of such individual’s Common Shares FOR the Arrangement Resolution.

The determination of the Special Committee and the Board is based on various factors described more fully in the accompanying Information Circular.

Each Common Shareholder’s vote is important regardless of how many Common Shares they own. If you are a registered holder of Common Shares (a “Registered Shareholder”), to ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided for that purpose, properly completed and duly signed, to the Company’s transfer agent, Computershare Investor Services Inc., at 100 University Avenue, 8th Floor, Toronto,

Ontario, M5J 2Y1, in accordance with the instructions set forth in the Information Circular and in the form of proxy and in any event by no later than 10:00 a.m. (Toronto time) on April 17, 2018 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Company Meeting is adjourned or postponed). If you hold Common Shares beneficially through a broker, investment dealer, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by your Intermediary to ensure your vote is counted at the Company Meeting.

Holders of Company Debentures (“Company Debentureholders”) are not being asked to vote on the Arrangement, however the accompanying Information Circular contains important information about the Arrangement and the consideration Company Debentureholders will receive pursuant to the Arrangement.

The consideration to be paid to Common Shareholders and Company Debentureholders pursuant to the Arrangement is denominated in U.S. dollars. If you would like to receive the consideration in Canadian dollars, Registered Shareholders and Registered Debentureholders must make an election in the applicable letter of transmittal to receive the consideration in Canadian dollars. If you are a non-registered Common Shareholder or Company Debentureholder, you must contact the Intermediary in whose name your Common Shares or Company Debentures (as applicable) are registered to make an make an election on your behalf. If your Intermediary does not make an election on your behalf, you will receive payment in U.S. dollars.

If the Arrangement is approved and completed, before you can be paid for your Common Shares or Company Debentures, Computershare Trust Company of Canada (the “Depositary”) will need to receive a letter of transmittal completed by you, if you are a Registered Shareholder or registered holder of Company Debentures (a “Registered Debentureholder”), or your Intermediary, if you hold Common Shares or Company Debentures beneficially through an Intermediary. Registered Shareholders and Registered Debentureholders must complete, sign, date and return the enclosed letter of transmittal. Common Shareholders and Company Debentureholders that hold Common Shares or Company Debentures, as applicable, beneficially through an Intermediary must ensure that the applicable Intermediary completes the necessary transmittal documents to ensure that they receive payment for their Common Shares or Company Debentures, as applicable, if the Arrangement is completed.

Closing of the Arrangement is subject to customary closing conditions, including court approval of the Arrangement, approval of two-thirds of the votes cast by holders of Common Shares in person or by proxy at the Company Meeting and approval under the Canadian Competition Act and the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976. If the necessary approvals are obtained and the other conditions to Closing are satisfied or waived, it is anticipated that the Arrangement will be completed before the end of the second quarter of 2018 and as a Common Shareholder or Company Debentureholder, you will receive payment for your Common Shares or Company Debentures, as applicable, shortly after Closing provided the Depositary receives your duly completed letter of transmittal.

If you are a Common Shareholder and have any questions or need assistance with the completion and delivery of your proxy, please contact Computershare Investor Services Inc., by telephone at 1-800-564-6253 within North America, or 514-982-7555 outside of North America, by facsimile at 1-866-249-7775 or by email at service@computershare.com. If you have any questions about submitting your Common Shares or Company Debentures to the Arrangement including with respect to completing the applicable letter of transmittal, please contact the Depositary, toll free at 1-800-564-6253 within North America, or 514-982-7555 outside of North America, or by email at corporateactions@computershare.com.

On behalf of the Company, I would like to thank you for your continuing support.

Yours very truly,

(Signed) “George Rossi”

George Rossi

Chairman of the Special Committee

2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on April 19, 2018

NOTICE IS HEREBY GIVEN that a special meeting (the “Company Meeting”) of the holders (the “Common Shareholders”) of common shares (“Common Shares”) of Student Transportation Inc. (the “Company”) will be held at the offices of Goodmans LLP located at 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, on April 19, 2018 at 10:00 a.m. (Toronto time) for the following purposes:

1.	TO CONSIDER, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated March 21, 2018, as same may be amended (the “Interim Order”), and, if thought advisable to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a proposed plan of arrangement involving the Company and Spinner Can AcquireCo Inc., pursuant to Section 182 of the Business Corporations Act (Ontario) (the “Arrangement”), the full text of which is set forth in Appendix B to the accompanying management information circular (the “Information Circular”); and

2.	TO TRANSACT such further or other business as may properly come before the Company Meeting or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Company Meeting are set forth in the Information Circular which accompanies and is deemed to form part of this Notice of Meeting.

Common Shareholders are entitled to vote at the Company Meeting either in person or by proxy with each Common Share entitling the holder thereof to one vote at the Company Meeting. The Board of Directors of the Company (the “Board”) has fixed March 19, 2018 (the “Record Date”) as the record date for determining Common Shareholders who are entitled to receive notice of and vote at the Company Meeting. Only Common Shareholders whose names have been entered in the register of the Company as at the close of business on the Record Date will be entitled to receive notice of and vote at the Company Meeting.

If you are a registered Common Shareholder (a “Registered Shareholder”), to ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided for that purpose, properly completed and duly signed, to the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 10:00 a.m. (Toronto time) on April 17, 2018, or be deposited with the Chair of the Company Meeting prior to the commencement of the Company Meeting. If the Company Meeting is adjourned, proxies must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy is to be used, or be deposited with the Chair of the Company Meeting. Notwithstanding the foregoing, the Chair of the Company Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chair of the Company Meeting at his or her discretion, without notice.

If you hold your Common Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Company Meeting and should arrange for your intermediary to complete the necessary transmittal documents to ensure that you receive payment for your Common Shares if the Arrangement is completed.

The voting rights attached to the Common Shares represented by a proxy in the enclosed form of proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Common Shares will be voted FOR the Arrangement Resolution.

A Registered Shareholder as of the Record Date who has given a proxy may revoke such proxy by: (i) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above; or (ii) depositing an instrument in writing expressly revoking such proxy executed by the Registered Shareholder or by the Registered Shareholder’s personal representative authorized in writing (a) at the office of the Transfer Agent no later than 10:00 a.m. (Toronto time) on April 17, 2018 or in the event that the Company Meeting is adjourned or postponed, no later than 48 hours, excluding Saturdays, Sundays, and holidays, before any reconvened Company Meeting; (b) with the scrutineers of the Company Meeting, addressed to the attention of the Chair of the Company Meeting, prior to the commencement of the Company Meeting on the day of the Company Meeting, or where the Company Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Company Meeting on the day of such reconvened or postponed Company Meeting; or (c) in any other manner permitted by law.

A non-registered Common Shareholder who has given voting instructions to a broker, investment dealer, bank, trust company or other intermediary may revoke such voting instructions by following the instructions of such broker, investment dealer, bank, trust company or other intermediary. However, a broker, investment dealer, bank, trust company or other intermediary may be unable to take any action on the revocation if such revocation is not provided sufficiently in advance of the Company Meeting or any adjournment or postponement thereof.

Pursuant to the Interim Order, Registered Shareholders have been granted the right to dissent in respect of the Arrangement and to be paid an amount equal to the fair value of their Common Shares. This dissent right, and the procedures for its exercise, are described in the Information Circular under “Dissent Rights of Common Shareholders”. Failure to comply strictly with the dissent procedures described in this Information Circular will result in the loss or unavailability of any right to dissent.

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact Computershare Investor Services, by telephone at 1-800-564-6253 within North America, or 514-982-7555 outside of North America, by facsimile at 1-866-249-7775 or by email at service@computershare.com. If you have any questions about submitting your Common Shares to the Arrangement including with respect to completing the applicable letter of transmittal, please contact Computershare Trust Company of Canada, who is acting as depositary under the Arrangement, toll free at 1-800-564-6253 within North America, or 514-982-7555 outside of North America, or by email at corporateactions@computershare.com.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Company Meeting and forms part of this notice.

DATED at Toronto, Ontario this 21st day of March, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Denis J. Gallagher”

Chairman of the Board of Directors Student Transportation Inc.

2

TABLE OF CONTENTS

INFORMATION CIRCULAR	1

Introduction	1
Information Pertaining to the Purchaser and the Equity Investors	1
Forward-Looking Statements	1
Notice to Common Shareholders Not Resident in Canada	2
Currency	3
Documents Incorporated by Reference	3

SUMMARY	1

The Company Meeting	1
Background to the Arrangement	1
Recommendation of the Special Committee	1
Recommendation of the Board	2
Reasons for the Arrangement	2
Fairness Opinion	4
Arrangement Steps	5
Arrangement Agreement	6
Parties to the Arrangement	6
Termination Fee	7
Reverse Termination Fee	7
Depositary	7
Risk Factors	7

INFORMATION CONCERNING THE COMPANY MEETING	8

Date, Time and Place of Company Meeting	8
Purpose of the Company Meeting	8

PROXY SOLICITATION AND VOTING	8

Solicitation of Proxies	8
Appointment and Revocation of Proxies	8
Voting of Proxies	9

VOTING SECURITIES OF THE COMPANY AND PRINCIPAL HOLDERS THEREOF	9

INFORMATION FOR BENEFICIAL SHAREHOLDERS OF SECURITIES	9

THE ARRANGEMENT	10

Background to the Arrangement	10
Recommendation of the Special Committee	13
Recommendation of the Board	14
Reasons for the Arrangement	14
Voting Support Agreements	18
Fairness Opinion	18
Arrangement Steps	21
Effective Date	22
Sources of Funds	22
Interests of Certain Persons in the Arrangement	23
Effects on the Company if the Arrangement is Not Completed	26

THE ARRANGEMENT AGREEMENT	26

Conditions to the Arrangement Becoming Effective	27
Representations and Warranties	29
Covenants	29
Treatment of Company Debentures	35
Termination of the Arrangement Agreement	37
Termination Fees and Expenses	39

(i)

Closing Date	40
Specific Performance	40
Limitation of Liability	40
Amendments	41
Governing Law	41

ARRANGEMENT MECHANICS	42

Depositary Agreement	42
Certificates and Payment	42
Letters of Transmittal	43

CERTAIN LEGAL AND REGULATORY MATTERS	44

Required Common Shareholder Approval	44
Court Approvals	44
Required Regulatory Approvals	45
Canadian Transportation Act	46
Canadian Securities Law Matters	46
Stock Exchange De-Listing and Reporting Issuer Status	47

DISSENT RIGHTS OF COMMON SHAREHOLDERS	47

INFORMATION CONCERNING THE COMPANY	49

General	49
Description of Share Capital	50
Trading in Common Shares and Company Debentures	50
Material Changes in the Affairs of the Company	52
Dividend Policy	52

INFORMATION CONCERNING THE PURCHASER AND EQUITY INVESTORS	53

The Purchaser	53
The Equity Investors	53

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	53

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	58

RISK FACTORS	60

Risk Factors Related to the Arrangement	61
Risk Factors Related to the Business of the Company	63

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	63

AUDITORS	64

OTHER INFORMATION AND MATTERS	64

LEGAL MATTERS	64

ADDITIONAL INFORMATION	64

DIRECTORS’ APPROVAL	65

CONSENT OF SCOTIA CAPITAL INC.	66

APPENDIX A GLOSSARY	A-1

APPENDIX B ARRANGEMENT RESOLUTION	B-1

APPENDIX C ARRANGEMENT AGREEMENT	C-1

APPENDIX D PLAN OF ARRANGEMENT	D-1

APPENDIX E FAIRNESS OPINION	E-1

APPENDIX F INTERIM ORDER	F-1

APPENDIX G NOTICE OF APPLICATION FOR FINAL ORDER	G-1

APPENDIX H SECTION 185 OF THE OBCA	H-1

(ii)

STUDENT TRANSPORTATION INC.

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Company Meeting and any adjournment or postponement thereof.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth in the Glossary of Terms in Appendix A or elsewhere in the Information Circular. Information contained in this Information Circular is given as of March 21, 2018, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Information Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company or Spinner Can AcquireCo Inc. (the “Purchaser”).

This Information Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Information Circular should not be construed as legal, tax or financial advice and Common Shareholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Information Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Fairness Opinion or the Interim Order are summaries of the terms of those documents. Common Shareholders should refer to the full text of each of these documents attached to this Information Circular as Appendices C, D, E and F, respectively.

Information Pertaining to the Purchaser and the Equity Investors

Certain information in this Information Circular pertaining to the Purchaser, Caisse de dépôt et placement du Québec (“CDPQ”) and Ullico Infrastructure Master Fund, L.P (“Ullico” and, together with CDPQ, the “Equity Investors”), including, but not limited to, information pertaining to the Purchaser and the Equity Investors under “Information Pertaining to the Purchaser and the Equity Investors” has been furnished by the Purchaser and/or the Equity Investors. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by the Purchaser or either of the Equity Investors to disclose events or information that may affect the completeness or accuracy of such information.

Forward-Looking Statements

Certain statements contained in this Information Circular may constitute forward-looking information under the meaning of applicable securities laws, which are based on the opinions, estimates and assumptions of the Company’s management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information may include views related to the completion of the Arrangement, the anticipated benefits of the Arrangement and other expectations of the Company and are often, but not always, identified by the use of words such as “aim”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “foresee”, “may”, “will”, “project”, “predict”, “potential”, “seek”, “strive”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.

Such statements reflect the Company’s current views with respect to future events and are based on information currently available to the Company and are subject to certain risks, uncertainties and assumptions, including those discussed below. Many factors could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking information. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

These risks and uncertainties include, but are not limited to, the satisfaction of the conditions to complete the Arrangement including the approval of the Arrangement by Common Shareholders and the Court, the receipt of the Required Regulatory Approvals, the anticipated Effective Date of the Arrangement and the absence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement, the delay in or increase in the cost of completing the Arrangement and the failure to complete the Arrangement for any other reason. Additional risks and uncertainties regarding the Company are described in its most recent Annual Information Form, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Although the forward-looking information contained in this Information Circular is based upon what the Company believes are reasonable assumptions, Common Shareholders are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. The assumptions made in preparing the forward-looking information may include the assumptions that the conditions to complete the Arrangement will be satisfied, that the Arrangement will be completed within the expected time frame at the expected cost and that the Company and the Purchaser will not fail to complete the Arrangement for any other reason, including but not limited to the matters discussed under the “Risk Factors” section of the Information Circular.

These factors should be considered carefully, and the reader should not place undue reliance on the forward-looking information. Forward-looking information is made as of the date of this Information Circular, and the Company does not intend, and does not assume any obligation, to update or revise forward-looking information, except as may be required under applicable laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Notice to Common Shareholders Not Resident in Canada

The Company is a corporation organized under the laws of the Province of Ontario. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities laws in Canada. Common Shareholders should be aware that the requirements applicable to the Company under Canadian laws may differ from requirements under corporate and securities laws relating to corporations in other jurisdictions.

The enforcement of civil liabilities under the securities laws of other jurisdictions outside Canada may be affected adversely by the fact that the Company is organized under the laws of the Province of Ontario and a large number of its directors and executive officers are residents of Canada. You may not be able to sue the Company or its directors or officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel the Company to subject itself to a judgment of a court outside Canada.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY (INCLUDING THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE), NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

This Information Circular has been prepared in accordance with disclosure requirements in effect in Canada, which differ from disclosure requirements in the United States.

Common Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Information Circular may have tax consequences both in Canada and such foreign jurisdiction. Such consequences for Common Shareholders are not described in this Information Circular. Common Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Information Circular. Common Shareholders who are or may be subject to United States federal income tax are urged to review the statements under “Certain United States Federal Income Tax Considerations”.

Currency

All dollar amounts set forth in this Information Circular are in United States dollars, except where otherwise indicated. In this Information Circular, references to “Canadian dollars” or “C$” are to Canadian dollars and references to “U.S. dollars”, “$” or “US$” are to United States dollars.

On February 27, 2018, the indicative rate for one United States dollar expressed in Canadian dollars, as quoted by Bloomberg, was US$1.00 = C$1.2776, or C$1.00 = US$0.7827. As of March 20, 2018, one Business Day immediately preceding the date of this Information Circular, the indicative rate for one United States dollar expressed in Canadian dollars, as quoted by Bloomberg, was US$1.00 = C$1.3071, or C$1.00 = US$0.7650.

Documents Incorporated by Reference

Any annual information form, annual or interim financial statement and related management’s discussion and analysis, material change report (excluding confidential material change reports), business acquisition report, information circular, news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, or disclosure document filed pursuant to an undertaking to a securities regulatory authority by the Company with any securities commission or similar regulatory authority subsequent to the date of this Information Circular and prior to the Effective Time shall be deemed to be incorporated by reference into this Information Circular, as well as any document so filed by the Company which expressly states it is to be incorporated by reference into this Information Circular. These documents will be available under the Company’s profile on SEDAR, online at www.sedar.com, and on EDGAR at www.sec.gov.

Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for the purposes of this Information Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded.

SUMMARY

The following is a summary of certain information contained in this Information Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular, including its Appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Information Circular, attached hereto as Appendix A. Common Shareholders are urged to read this Information Circular and its Appendices carefully and in their entirety.

The Company Meeting

Company Meeting and Record Date

The Company Meeting will be held at 10:00 a.m. (Toronto time) on April 19, 2018, at the offices of Goodmans LLP located at 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7. The Board has fixed the Record Date for determining Common Shareholders who are entitled to receive notice of and vote at the Company Meeting, being March 19, 2018.

The Arrangement Resolution

At the Company Meeting, Common Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution, a copy of which is attached as Appendix B to this Information Circular. See “Certain Legal and Regulatory Matters – Required Common Shareholder Approval” for a discussion of the Common Shareholder approval requirements to effect the Arrangement.

Voting at the Company Meeting

This Information Circular is being sent to all Common Shareholders as of the Record Date. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Company Meeting. Beneficial Shareholders should follow the instructions on the forms they receive from their Intermediaries so their Common Shares can be voted by the entity that is the Registered Shareholder for their Common Shares. No other securityholders of the Company are entitled to vote at the Company Meeting. See “Information Concerning the Company Meeting”.

Background to the Arrangement

See “The Arrangement – Background to the Arrangement” for a description of the background to the Arrangement.

Recommendation of the Special Committee

The Special Committee, having undertaken a thorough review of, and having carefully considered information concerning the Company, CDPQ, Ullico, the terms of the Arrangement and other strategic alternatives, including the option of remaining as a publicly traded company, and after consulting with its financial and legal advisors, including receiving the Fairness Opinion (see “The Arrangement – Fairness Opinion” below) and presentations from the Financial Advisor, has unanimously determined: (i) that the Arrangement is in the best interests of the Company (taking into account the interests of all affected stakeholders) and that the Consideration to be received by Common Shareholders pursuant to the Arrangement is fair to Common Shareholders (other than the Purchaser and its affiliates); (ii) to recommend that the Board approve the Arrangement Agreement; and (iii) to recommend that the Board recommend to Common Shareholders that they vote in favour of the Arrangement Resolution.

In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed below under “The Arrangement – Reasons for the Arrangement”. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of its financial, legal and other advisors and the advice and input of management of the Company.

Recommendation of the Board

The Board, having undertaken a thorough review of, and having carefully considered information concerning the Company, CDPQ, Ullico, the terms of the Arrangement and other strategic alternatives, including the option of remaining as a publicly traded company, and after consulting with its financial and legal advisors, including receiving the Fairness Opinion (see “The Arrangement – Fairness Opinion” below), presentations from the Financial Advisor, and the unanimous recommendation of the Special Committee, has unanimously determined that the Arrangement is in the best interests of the Company (taking into account the interests of all affected stakeholders) and that the consideration to be received by the Common Shareholders pursuant to the Arrangement is fair to Common Shareholders (other than the Purchaser and its affiliates). Accordingly, the Board unanimously recommends that Common Shareholders vote in favour of the Arrangement Resolution.

In forming its recommendation, the Board considered a number of factors, including, without limitation, the recommendation of the Special Committee and the factors listed below under “The Arrangement – Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of Board members’ knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s legal and other advisors and the advice and input of management of the Company. Each director and executive officer of the Company intends to vote all of such individual’s Common Shares FOR the Arrangement Resolution.

Reasons for the Arrangement

As described above, in making its recommendation, each of the Special Committee and the Board carefully considered a number of factors, including those listed below. Each of the Special Committee and the Board based their respective recommendations upon the totality of the information presented to and considered by it in light of their knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s legal and other advisors and the advice and input of management of the Company.

The following summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes a summary of the material information and factors considered in the consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the consideration of the Arrangement, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations.

•	Premium to Common Shareholders. The consideration offered under the Arrangement represents a 27% premium to the 20-day volume weighted average price per Common Share on the TSX for the period ending the date of the Arrangement Agreement, based on an exchange rate of $1.2776 Canadian dollars per U.S. dollars as of February 27, 2018.

•	Special Committee and Board Oversight. The Special Committee, which is comprised entirely of independent directors, oversaw, reviewed and considered the Arrangement. The Special Committee and the Board were advised by highly qualified financial, legal and other advisors. The Arrangement was unanimously recommended to the Board by the Special Committee, and was unanimously approved by the Board, which is comprised of eight directors, seven of whom are non-management and independent of the Company.

•	Compelling Value Relative to Alternatives. The Special Committee and the Board, with the assistance of their financial and legal advisors, and based upon their collective knowledge of the business, operations, financial condition, earnings and prospects of the Company, as well as their collective knowledge of the current and prospective environment in which the Company operates (including economic and market conditions), assessed the relative benefits and risks of various alternatives reasonably available to the Company including continued execution of the Company’s strategic plan and the possibility of soliciting other potential buyers of the Company. The Special Committee and the Board assessed each reasonably available alternative throughout the process of evaluating and negotiating the Arrangement and ultimately concluded that entering into the Arrangement Agreement with the Purchaser was the most favourable alternative reasonably available.

•	Arm’s Length Negotiations. The Arrangement is the result of arm’s-length negotiations between the Company, the Purchaser and the Equity Investors. The Special Committee participated in the negotiations concerning the Arrangement. The Board and the Special Committee believe that the Arrangement represents the Purchaser’s and the Equity Investors’ highest price. CDPQ has been one of the Company’s largest shareholders since 2012 (owning approximately 8.4% of the outstanding Common Shares as of the date hereof) and is familiar with the business of the Company and its potential for growth.

•	Certainty of Value and Liquidity. The consideration being offered to Common Shareholders under the Arrangement is all cash, which allows Common Shareholders to immediately realize value for all of their investment and provides certainty of value and immediate liquidity.

•	The Equity Investors’ Track Records. The Equity Investors have demonstrated commitment, credit worthiness and a constant track record of completing transactions which is indicative of the ability of the Equity Investors and the Purchaser to complete the transactions contemplated by the Arrangement, including their expected ability to arrange the requisite financings, which are subject to binding commitment letters. The Arrangement is not subject to a financing condition.

•	Stakeholders. In the view of the Special Committee and the Board, the terms of the Arrangement Agreement treat stakeholders of the Company equitably and fairly, including the treatment of holders of PSG Units, DSUs and Company Debentures under the Arrangement.

•	Treatment of the Company Debentures. The Special Committee and the Board believe that the value provided to Company Debentureholders under the Arrangement is more favourable to Company Debentureholders than the value that would result from the Company Debentureholders continuing to hold the Company Debentures. The Special Committee and the Board believe, based on advice from management and the Financial Advisor, that the Arrangement provides the Company Debentureholders with financial consideration that is greater than the financial consideration that the Company Debentureholders would otherwise be able to obtain under the change of control provisions of the Indentures or if the Company Debentures were to remain outstanding following the Effective Date. See “Arrangement Agreement – Treatment of Company Debentures”.

•	Certainty of Closing. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions and the Arrangement is not subject to a due diligence or financing condition. The Purchaser has agreed to the Reverse Termination Fee if the Arrangement Agreement is terminated in certain circumstances. In addition, the Equity Investors have guaranteed certain payment obligations of the Purchaser under the Arrangement Agreement.

•	Financing. The Purchaser has represented that, at the Effective Date, assuming the Financings are funded in accordance with the Debt Commitment Letter and the Equity Commitment Letter, the Purchaser will have sufficient funds available to satisfy the Consideration payable for the Common Shares and to advance amounts to the Company to allow the Company to satisfy amounts payable by the Company to the other Company Securityholders in connection with the Arrangement and in accordance with the Arrangement Agreement. The Arrangement is not conditional on financing.

•	Ability to Respond to Superior Proposal. Under the Arrangement Agreement, the Board, in certain circumstances, is able to consider, accept and enter into a definitive agreement with respect to a Superior Proposal, or withdraw, modify or amend the Board’s recommendation that Common Shareholders vote to approve the Arrangement Resolution and that the Termination Fee payable to the Purchaser in connection with a termination of the Arrangement Agreement is reasonable in the circumstances and not preclusive of other offers.

•	Fairness Opinion. The Fairness Opinion delivered by the Financial Advisor as described in greater detail below under “Fairness Opinion”.

•	Procedural Safeguards. (i) The Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Company Meeting by Common Shareholders, (ii) the Arrangement Resolution must be approved by a majority of the votes cast at the Company Meeting by Common Shareholders, excluding votes attached to Common Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, (iii) the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement and (iv) the Registered Shareholders have been provided with the right to exercise Dissent Rights.

•	Continued Payment of Regular Monthly Dividends. The Company may continue to pay its regular monthly dividend of $0.03667 per Common Share, and will pay any such dividends to Common Shareholders of record on each regularly scheduled record date (being the close of business on the last business day of each month preceding the applicable dividend payment), provided that such record date occurs prior to the Effective Time.

•	Reverse Termination Fee. The Purchaser is obligated to pay to the Company the Reverse Termination Fee of $35,000,000 in certain circumstances, including if the Purchaser fails to consummate the Arrangement when required to do so under the terms of the Arrangement Agreement. The Equity Investors, which the Special Committee and the Board believe are creditworthy entities, have guaranteed payment of the Reverse Termination Fee if and when payable under the Arrangement Agreement.

•	Timing. The Special Committee and the Board believe that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, thereby allowing the Company’s securityholders to receive the consideration payable pursuant to the Arrangement in a relatively short time frame.

In the course of its deliberations, the Special Committee and the Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors”) and potentially negative factors relating to the Arrangement, including, without limitation: the Company no longer existing as an independent publicly traded company; the events preceding execution of the Arrangement Agreement; risk that regulatory approvals may not be obtained in a timely manner, delaying the Arrangement; risk of incurring significant transaction costs; risks of the Arrangement to the day-to-day operation of the Company; the impact of fluctuations in currency exchange; risk that the Termination Fee, if triggered, may adversely affect the Company’s financial condition; risk related to the financing of the Arrangement; risk that the pending Arrangement may divert the attention of the Company’s management; and the fact that under the Arrangement Agreement the Company’s directors and certain of its executive officers may receive benefits that differ from or are in addition to the interests of Common Shareholders generally.

The Special Committee and the Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Information Circular – Forward-Looking Statements” and “Risk Factors”.

Fairness Opinion

Scotia Capital Inc. provided its opinion as described in greater detail under “The Arrangement – Fairness Opinion”. See “The Arrangement – Fairness Opinion” and the complete text of the Fairness Opinion, which is attached as Appendix E to this Information Circular. Common Shareholders are urged to, and should, read the Fairness Opinion in its entirety.

Arrangement Steps

Commencing at the Effective Time, each of the following events shall occur sequentially in the order set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	simultaneously:

(i)	each DSU outstanding immediately prior to the Effective Time shall be transferred by such holder to the Company in exchange for, subject to Section 4.4 of the Plan of Arrangement, a cash payment equal to the Consideration, and each such DSU shall immediately be cancelled; and

(ii)	any vesting conditions applicable to each PSG Unit outstanding immediately prior to the Effective Time shall accelerate in full (with PSG Units vesting based on a performance percentage of 100%) and each vested PSG Unit shall be transferred by such holder to the Company in exchange for, subject to Section 4.4 of the Plan of Arrangement, a cash payment equal to the Consideration, and each such PSG Unit shall immediately be cancelled;

and, with respect to each Incentive Security that is cancelled pursuant to Section 2.3(a) of the Plan of Arrangement, as of the effective time of such cancellation: (A) the holder thereof shall cease to be the holder of such Incentive Security, (B) the holder thereof shall cease to have any rights as a holder in respect of such Incentive Security or under the DSU Plan or PSG Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to Section 2.3(a) of the Plan of Arrangement, (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled;

(b)	the Indentures shall be amended (without any act, action or formality on the part of any Person, including the Company or the trustee under the applicable Indenture) to allow the immediate redemption of all Company Debentures outstanding immediately prior to the Effective Time for the Debenture Consideration;

(c)	the Company Debentures outstanding immediately prior to the Effective Time shall be redeemed by the Company in exchange for, subject to Section 4.4 of the Plan of Arrangement, a cash payment equal to the Debenture Consideration in respect of each C$1,000 of principal amount of such Company Debentures; with respect to each such Company Debenture:

(i)	the Company Debentureholders whose Company Debentures have been so redeemed shall cease to be holders of such Company Debentures and to have any rights as holders of such Company Debentures other than the right to receive the consideration to which such holders are entitled pursuant to Section 2.3(c) of the Plan of Arrangement;

(ii)	such Company Debentureholders’ names shall be removed from the register of the Company Debentures maintained by or on behalf of the Company; and

(iii)	such Company Debentures shall be cancelled; and

(d)	simultaneously:

(i)	each Common Share held by a Dissenting Shareholder described in Section 3.1(a) of the Plan of Arrangement shall be transferred by the holder thereof to the Purchaser in exchange for a debt claim against the Purchaser for the amount determined in accordance with Section 3.1(a) of the Plan of Arrangement and thereupon such holder’s name shall be removed from the securities register of the Company in respect of such Common Share, the Purchaser, as the holder of such Common Share, shall be entered in the securities register of the Company as the holder thereof and each such Dissenting Shareholder shall cease to have rights as a holder other than the rights set out in Section 3.1 of the Plan of Arrangement; and

(ii)	each Common Share held by a Common Shareholder (other than a Dissenting Shareholder described in Section 3.1(a) of the Plan of Arrangement) shall be transferred by the holder thereof to the Purchaser in exchange for, subject to Section 4.4 of the Plan of Arrangement, a cash payment equal to the Consideration and thereupon such holder’s name shall be removed from the securities register of the Company in respect of such Common Share, the Purchaser, as the holder of such Common Share, shall be entered in the securities register of the Company as the holder thereof and each such Common Shareholder shall cease to have rights as a holder other than the right to receive the consideration to which such holder is entitled pursuant to Section 2.3(d)(ii) of the Plan of Arrangement;

provided that none of the foregoing shall occur unless all of the foregoing occur.

Arrangement Agreement

On February 27, 2018 the Company and the Purchaser entered into the Arrangement Agreement under which the Parties agreed, subject to certain terms and conditions, to complete the Arrangement. This Information Circular contains a summary of certain provisions of the Arrangement Agreement, which summary is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular. See “The Arrangement Agreement”.

Parties to the Arrangement

The Company

The Company is the third largest provider of school bus transportation services in North America. Founded in 1997 by the Chair of the Board, the Company now operates more than 175 operations and facilities across North America with more than 13,500 vehicles providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions. The Company employs approximately 15,000 employees including drivers, dispatchers, maintenance technicians, terminal managers and information technology professionals in providing its services to over 1.25 million students daily to schools in 23 U.S. states and 2 Canadian provinces across North America. The Company was incorporated on September 22, 2004 under the OBCA. The Company itself does not carry on any active business. The Company’s business is conducted through its Subsidiaries, including Parkview Transit Inc., Student Transportation of America Holdings, Inc., and Student Transportation of America, Inc.

The Purchaser

The Purchaser, a corporation incorporated under the OBCA, was formed on February 22, 2018, solely for the purpose of engaging in the transactions contemplated by the Arrangement Agreement, and has not engaged in any business activities other than in connection with the transactions contemplated by the Arrangement Agreement and obtaining the Financing contemplated by the Arrangement Agreement. The Purchaser is affiliated with one or more of the Equity Investors.

The Equity Investors

Upon completion of the Arrangement, the Company will be directly owned by the Purchaser and indirectly owned by the Equity Investors, being CDPQ and Ullico or one of their respective affiliates.

CDPQ is an institutional investor established by an Act of Quebec’s National Assembly on July 15, 1965 that manages several public and parapublic pension plans and insurance programs in Quebec. It is the second largest pension fund in Canada managing net assets of around C$298.5 billion invested in Canada and elsewhere.

Ullico was established by Ullico Investment Advisors, Inc., the subsidiary of Ullico Inc., an insurance and investment corporation founded by the American Federation of Labor on May 1, 1927, to assist in the investment, maintenance and refurbishment of infrastructure. Ullico’s investment goal is to achieve attractive risk-adjusted returns with significant annual cash yield and relatively low volatility by building a diversified portfolio of equity and mezzanine debt investments with both minority and controlling interests.

Termination Fee

The Arrangement Agreement requires that the Company pay the Termination Fee in certain circumstances. See “The Arrangement Agreement – Termination Fees and Expenses”.

Reverse Termination Fee

The Arrangement Agreement requires that the Purchaser pay the Reverse Termination Fee in certain circumstances. See “The Arrangement Agreement – Termination Fees and Expenses”.

Depositary

The Company and the Purchaser have engaged Computershare Trust Company of Canada to act as Depositary for the receipt of certificates in respect of the Common Shares and Company Debentures and related Letters of Transmittal.

Risk Factors

Common Shareholders should consider a number of risk factors related to the Arrangement and the Company in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors”.

INFORMATION CONCERNING THE COMPANY MEETING

Date, Time and Place of Company Meeting

The Company Meeting will be held at 10:00 a.m. (Toronto time) on April 19, 2018, at the offices of Goodmans LLP located at 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, unless adjourned or postponed.

Purpose of the Company Meeting

At the Company Meeting, Common Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution (a copy of which is attached as Appendix B to this Information Circular) and such other business as may properly come before the Company Meeting. At the time of the printing of this Information Circular, management of the Company knows of no other matter expected to come before the Company Meeting, other than the vote on the Arrangement Resolution.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Company Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Company, at nominal cost. The Company will bear the cost in respect of the solicitation of proxies for the Company Meeting and will bear the legal, printing and other costs associated with the preparation of this Information Circular.

The information contained herein is given as of the 21st day of March, 2018, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this Information Circular, Common Shareholders as of the Record Date will also be sent a form of proxy. The persons named in such proxy are officers of the Company. A Common Shareholder who wishes to appoint some other person to represent him or her at the Company Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Common Shareholder of the Company. To be valid, proxies must be deposited at the offices of the Company’s Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 10:00 a.m. (Toronto time) on April 17, 2018, or be deposited with the Chair of the Company Meeting prior to the commencement of the Company Meeting. If the Company Meeting is adjourned, proxies must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy is to be used, or be deposited with the Chair of the Company Meeting.

The document appointing a proxy must be in writing and completed and signed by a Common Shareholder or his or her attorney authorized in writing or, if the Common Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Common Shareholder as of the Record Date (defined below) that has given a proxy may revoke the proxy: (i) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (ii) by depositing an instrument in writing expressly revoking such proxy executed by the Common Shareholder or by his or her attorney authorized in writing: (a) at the registered office of the Company at any time up to and including the last business day preceding the day of the applicable Company Meeting, or any adjournment thereof, at which the proxy is to be used, or (b) with the Chair of the Company Meeting prior to the commencement of such Company Meeting on the day of such Company Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Common Shareholder as indicated on the proxy. In the absence of such specification, such Common Shares will be voted FOR the Arrangement Resolution, as more particularly described herein.

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters that may properly come before the Company Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Company Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of printing this Information Circular, the Board knows of no such amendments, variations or other matters.

VOTING SECURITIES OF THE COMPANY AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares. At the Company Meeting, each Common Shareholder of record at the close of business on March 19, 2018, the record date established for the notice of the meeting (the “Record Date”), will be entitled to one vote for each Common Share held on all matters proposed to come before the Company Meeting. As of the Record Date, there were 95,240,655 Common Shares outstanding.

Common Shareholders as of the Record Date are entitled to vote at the Company Meeting either in person or by proxy. The quorum for the Company Meeting shall be one person present in person, being a Common Shareholder entitled to vote thereat or a duly appointed proxy for an absent Common Shareholder so entitled. Only Common Shareholders whose names have been entered in the register of the Company as at the close of business on the Record Date will be entitled to receive notice of and vote at the Company Meeting. Common Shares held through a broker, investment dealer, bank, trust company or other intermediary (an “Intermediary”), will be voted by the registered holder thereof, in accordance with the instructions given by the beneficial holder of such Common Shares to such Intermediary. No other securityholders are entitled to vote at the Company Meeting other than Common Shareholders.

To the knowledge of the Board, as at the Record Date, no person or company beneficially owned, or exercised control or direction, directly or indirectly, over more than 10% of the Common Shares. Such determination was made by the Company solely from SEDI, SEDAR and EDGAR filings and the Company has undertaken no other investigation to determine the existence of any persons, firms or corporations who may beneficially own or exercise control or direction over, directly or indirectly, voting shares of the Company carrying 10% or more of the voting rights attaching to the total number of issued and outstanding Common Shares.

INFORMATION FOR BENEFICIAL SHAREHOLDERS OF SECURITIES

Information set forth in this Section is very important to persons who hold Common Shares otherwise than in their own names. Materials in connection with the Company Meeting are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

A non-registered Common Shareholder of the Company (a “Beneficial Shareholder”) who beneficially owns Common Shares, but such Common Shares are registered in the name of an Intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Shareholder or in the name of a clearing agency in which the Intermediary is a participant), should note that only proxies or instructions deposited by securityholders whose names are on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Company Meeting.

Common Shares that are listed in an account statement provided to a Beneficial Shareholder by a broker are registered in the name of CDS Clearing and Depositary Services Inc. or its nominee and not in the Beneficial Shareholder’s own name on the records of the Company.

Applicable regulatory policy in Canada requires brokers and other Intermediaries to seek voting instructions from Beneficial Shareholders in advance of securityholders’ meetings. Every broker or other Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Company Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Company Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Company Meeting. The voting instruction form must be returned to Broadridge well in advance of the Company Meeting in order to have the Common Shares voted.

Although Beneficial Shareholders may not be recognized directly at the Company Meeting for the purposes of voting Common Shares registered in the name of their broker or other Intermediary, a Beneficial Shareholder may attend at the Company Meeting as proxyholder for the registered holder of Common Shares and vote their Common Shares in that capacity. Beneficial Shareholders who wish to attend the Company Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other Intermediary (or the agent of such broker or other Intermediary) in accordance with the instructions provided by such broker, agent or other Intermediary well in advance of the Company Meeting.

THE ARRANGEMENT

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations between representatives of the Company and the Purchaser, and their respective advisors. The following is a summary of the material meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement.

CDPQ, in its capacity as the largest Common Shareholder of the Company, has historically followed the Company’s business closely and met with management from time to time over the years. On November 7, 2017, representatives of CDPQ contacted Mr. Denis Gallagher, Chief Executive Officer of the Company, to indicate that, subject to reviewing some preliminary non-public information with respect to the Company, CDPQ was considering submitting a non-binding proposal to acquire the Company. The indication from CDPQ was unsolicited and no indicative purchase price was conveyed to Mr. Gallagher. Mr. Gallagher informed the Board of CDPQ’s verbal indication of interest at a Board meeting held on November 9, 2017. Management of the Company and the Board believed that it was appropriate to consider all available options that may be in the best interests of the Company and the Company Securityholders. As a result, the Company entered into a limited confidentiality agreement with CDPQ on November 13, 2017.

Following execution of the limited confidentiality agreement, the Company provided CDPQ with access to select confidential information. In addition, on November 29, 2017, members of Management met with CDPQ at the Company’s office in New Jersey to provide an overview of the Company and its business plan. An electronic data room was not established and the Company did not commit any further resources at the time to exploring a transaction with CDPQ. Management and the Board continued to operate the business in the ordinary course and determined to wait for a more formal indication of interest from CDPQ before considering further steps, if any.

On December 20, 2017, the Company received a written non-binding proposal from CDPQ that contemplated the acquisition of all of the outstanding shares of the Company by an affiliate of CDPQ at a price of $7.50 in cash per

Common Share (representing a premium of approximately 27% over the closing price of the Common Shares on the NASDAQ on December 19, 2017). The proposal was subject to completion of CDPQ’s due diligence, the negotiation of a definitive acquisition agreement, CDPQ’s ability to find a minority equity partner, the entering into of an exclusivity agreement for a 45-day period and the approval of CDPQ’s board of directors. Concurrent with delivering the non-binding proposal, CDPQ advised the Company that it was not willing to further consider the proposed acquisition without an exclusivity agreement and would not be willing to participate in an auction.

Following receipt of CDPQ’s non-binding proposal, a copy of the proposal was circulated to the Board. In considering the non-binding proposal from CDPQ, the Board was informed by the fact that it routinely evaluates the Company’s business alternatives and strategic opportunities, including accretive acquisitions, all with a view to continuously seeking to enhance value for the Company’s stakeholders. The Board also believed that the risks of soliciting expressions of interest from other potential buyers potentially outweighed the benefits of doing so, particularly having regard to: the financial terms of the non-binding proposal; CDPQ’s indication that it would not consider the transaction further without an exclusivity agreement; CDPQ’s indication that it would not participate in an auction; the potential disruption an auction or market check could have to the Company’s day-to-day operations; and preliminary indications from Scotia Capital Inc. (who had not yet been retained) that they did not believe there were likely to be strategic purchasers of the business who would be willing to pay the premium contemplated by CDPQ’s non-binding proposal. The Board, after careful consideration of CDPQ’s proposal, believed that its Common Shareholders may find the premium offered by CDPQ compelling and determined to explore the possibility of a transaction with CDPQ. In light of the foregoing, the Board authorized the Company to enter into a 45-day exclusivity agreement and revised confidentiality agreement with CDPQ. The Board also resolved to establish the Special Committee. Each member of the Special Committee is an independent (non-management) member of the Board with significant experience in relevant industries and practice areas. The Special Committee consists of:

•	Mr. George Rossi (Chairman of the Special Committee). Mr. Rossi serves on the boards of several public and private entities including Zone Finance, a mortgage provider in Quebec and Technosport Inc., a Canadian clothing distributor. He also serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice-President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002 to 2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company. Between 1983 and 2000, Mr. Rossi was Vice-President and Chief Financial Officer of Radiomutuel Inc., a publicly traded media company. Before 1983, Mr. Rossi was an audit manager with Ernst & Young. A commerce graduate of Concordia University, Mr. Rossi is a chartered accountant.

•	The Honourable Irving R. Gerstein. Senator Gerstein is a Member of the Order of Canada, a Member of the Order of Ontario and was appointed to the Senate of Canada in December 2008. He is a retired executive and is currently a director of Medical Facilities Corporation and Atlantic Power Corporation and previously served as a director of other public issuers, including Economic Investment Trust Limited, CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott’s Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Senator Gerstein is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Senator Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce).

•

Mr. David Scopelliti. Mr. Scopelliti has over 30 years of experience as an investor in the private equity and debt markets. He has served on multiple private and public company boards leading environmental, social and governance (ESG), audit and compensation committees. Mr. Scopelliti currently is a Managing Director and Chief Investment Officer of the U.S. direct debt and equity investment business of Alcentra NY LLC, an indirect subsidiary of The Bank of New York Mellon Corporation. He is also Chief Executive Officer of Alcentra Capital Corporation (NASDAQ: ABDC), a ‘40 Act non-bank registered investment company, and serves on its board. He was previously a Principal of GarMark Partners, a private debt and equity firm in Stamford, Connecticut. Prior to joining GarMark, he was a Managing Director at PCG Asset Management, advising pension fund clients on alternative investments. Prior to that he was Head of Private Equity for the State of Connecticut Pension Plan where he restructured the private equity program for the State’s $30 billion pension plan. He was also elected Vice Chairman of the Institutional Limited

Partners Association (ILPA), an organization representing over $1.0 trillion of private equity assets globally. Prior to that, he was the Managing Director with CIBC World Markets focusing on debt and private equity investments. Previous to that, Mr. Scopelliti was the head of ING’s principal investment business, focusing on debt and private equity capital in support of infrastructure investments, buyouts and growth financings. Mr. Scopelliti also served Heller Financial as a Portfolio Manager for the Leveraged Finance Group. Mr. Scopelliti holds a Bachelors of Business Administration in Finance from Pace University in New York and has previously held NASD Series 7, 63 & 24 securities licenses. He is currently a member of the National Association of Corporate Directors and serves on several private company boards that represent the transportation, healthcare, infrastructure and outsourced business services sectors.

The Special Committee established a mandate, which was approved by the Board and provided the Special Committee the authority to, among other things:

•	review, consider, examine and evaluate the unsolicited non-binding proposal from CDPQ;

•	make recommendations to the Board as to any other action with respect to the unsolicited non-binding proposal from CDPQ, including maintaining the status quo;

•	oversee management of the Company with respect to any potential transaction;

•	supervise the preparation of any documentation as the Special Committee may determine to be necessary or advisable in connection with any potential transaction;

•	direct management of the Company to cooperate with the Special Committee and its advisors in such manner as the Special Committee may reasonably consider necessary, appropriate or advisable; and

•	engage financial and other advisors that it determines to be necessary to permit it to carry out its duties and obtain advice and opinions from such advisors.

On January 8, 2018, the Company entered into a 45-day exclusivity agreement and a revised confidentiality agreement. An electronic data room was made available to CDPQ shortly thereafter.

On January 13, 2018, the Special Committee, after being presented with a proposal from Scotia Capital Inc. to act as its financial advisor, resolved to retain Scotia Capital Inc. as the Financial Advisor and instructed Goodmans LLP, counsel to the Special Committee and the Company, to negotiate an engagement agreement.

For approximately one month thereafter, the Company continued to operate the business in the ordinary course, periodically making management available to CDPQ to respond to diligence requests and to answer questions from CDPQ’s potential equity partners. In addition to conducting due diligence investigations, the Company understood that CDPQ was narrowing its list of potential equity partners and eventually chose Ullico as its preferred partner. During that time, the Special Committee had many formal and informal discussions amongst themselves, their advisors and management of the Company and was kept apprised of CDPQ’s progress.

On February 7, 2018, the Special Committee and the Board each met in Toronto and received formal updates from representatives of Goodmans LLP, the Financial Advisor and senior management of the Company on the potential transaction, including an update on CDPQ’s due diligence investigations to date.

On February 12, 2018, counsel to the Purchaser, Torys LLP, circulated an initial draft of the Arrangement Agreement to Goodmans LLP.

On February 22, 2018, the Special Committee met to receive an update regarding the status of the negotiations with the Purchaser and to consider extending the exclusivity period with CDPQ in order to allow CDPQ to complete its due diligence and to allow the Parties to complete their negotiation of the Arrangement Agreement and related transaction documents. The Special Committee also received a presentation from Goodmans LLP on the material issues in the initial draft of the Arrangement Agreement and instructed Goodmans LLP to negotiate the

Arrangement Agreement on terms consistent with the Special Committee’s views on each such issue. In light of the outstanding material issues in the draft of the arrangement agreement, the Company did not extend the exclusivity period.

Over the following days, Goodmans LLP, at the instruction of the Special Committee, engaged in numerous conference calls with Torys LLP to negotiate the key legal provisions of the Arrangement Agreement, including those relating to certainty of closing, the Company’s ability to respond to unsolicited acquisition proposals, the Board’s ability to make disclosure to shareholders, the terms of conditions of the Purchaser’s financing and the terms of the termination fees. Several drafts of the Arrangement Agreement were exchanged between Goodmans LLP and Torys LLP. Concurrent with these negotiations, the Financial Advisor and the Purchaser’s financial advisor engaged in numerous discussions regarding certain financial terms of the Arrangement Agreement.

At a meeting of the Special Committee held on February 25, 2018, the Special Committee discussed the status of the negotiations with the Purchaser and provided direction to Goodmans LLP with respect to the possible resolution of certain key outstanding matters. The Special Committee, in light of the outstanding material issues, did not authorize the Company to extend the exclusivity period, which CDPQ had requested. During the meeting, representatives of the Financial Advisor also provided an update regarding the status of their analysis of the fairness, from a financial point of view, of the consideration to be received by Common Shareholders under the proposed Arrangement, as well as their analysis of the consideration to be received by Company Debentureholders under the proposed Arrangement. A similar presentation by representatives of the Financial Advisor regarding the Financial Advisor’s preliminary analysis would later be given to the Board.

Over the following two days, the Special Committee was kept apprised of, and provided guidance on, all remaining issues on the Arrangement Agreement. The financial and legal advisors of the Special Committee and the Purchaser, respectively, proceeded to have numerous conversations with regards to the remaining legal and commercial matters, while exchanging several proposed drafts of the Arrangement Agreement. These extensive efforts culminated in a draft of the Arrangement Agreement which Goodmans LLP presented to the Special Committee.

Prior to the announcement of the execution of the Arrangement Agreement on the evening of February 27, 2018, the Special Committee received a presentation from Goodmans LLP on the terms of the Arrangement Agreement. The Special Committee also received the oral opinion of the Financial Advisor (subsequently confirmed in the Fairness Opinion) to the effect that and based upon and subject to the assumptions, limitations, qualifications and other matters contained in the Fairness Opinion, as of February 27, 2018, the Consideration to be received by the Common Shareholders pursuant to the Arrangement is fair from a financial point of view to such Common Shareholders (other than the Purchaser and its affiliates). After receiving the verbal fairness opinion from the Financial Advisor, the Special Committee then considered, discussed and finalized its unanimous recommendation to the Board. After the Special Committee meeting, the Board met and received a similar presentation from Goodmans LLP on the terms of the Arrangement Agreement and the Financial Advisor’s oral opinion as to the fairness of the Consideration to be received by the Common Shareholders (other than the Purchaser and its affiliates) pursuant to the Arrangement. The Board also held an in camera session. At the conclusion of the meeting, the Board unanimously resolved to approve the Arrangement Agreement. The execution of the Arrangement Agreement was subsequently announced.

Recommendation of the Special Committee

The Special Committee, having undertaken a thorough review of, and having carefully considered information concerning the Company, CDPQ, Ullico, the terms of the Arrangement and other strategic alternatives, including the option of remaining as a publicly traded company, and after consulting with its financial and legal advisors, including receiving the Fairness Opinion (see “The Arrangement – Fairness Opinion” below) and presentations from the Financial Advisor, has unanimously determined: (i) that the Arrangement is in the best interests of the Company (taking into account the interests of all affected stakeholders) and that the Consideration to be received by Common Shareholders pursuant to the Arrangement is fair to Common Shareholders (other than the Purchaser and its affiliates); (ii) to recommend that the Board approve the Arrangement Agreement; and (iii) to recommend that the Board recommend to Common Shareholders that they vote in favour of the Arrangement Resolution.

In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed below under “The Arrangement – Reasons for the Arrangement”. The Special

Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of its financial, legal and other advisors and the advice and input of management of the Company.

Recommendation of the Board

The Board, having undertaken a thorough review of, and having carefully considered information concerning the Company, CDPQ, Ullico, the terms of the Arrangement and other strategic alternatives, including the option of remaining as a publicly traded company, and after consulting with its financial and legal advisors, including receiving the Fairness Opinion (see “The Arrangement – Fairness Opinion” below), presentations from the Financial Advisor, and the unanimous recommendation of the Special Committee, has unanimously determined that the Arrangement is in the best interests of the Company (taking into account the interests of all affected stakeholders) and that the consideration to be received by the Common Shareholders pursuant to the Arrangement is fair to Common Shareholders (other than the Purchaser and its affiliates). Accordingly, the Board unanimously recommends that Common Shareholders vote in favour of the Arrangement Resolution.

In forming its recommendation, the Board considered a number of factors, including, without limitation, the recommendation of the Special Committee and the factors listed below under “The Arrangement – Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the Board members’ knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s legal and other advisors and the advice and input of management of the Company. Each director and executive officer of the Company intends to vote all of such individual’s Common Shares FOR the Arrangement Resolution.

Reasons for the Arrangement

As described above, in making its recommendation, each of the Special Committee and the Board carefully considered a number of factors, including those listed below. Each of the Special Committee and the Board based their respective recommendations upon the totality of the information presented to and considered by it in light of their knowledge of the business, financial condition and prospects of the Company, after taking into account the advice of the Company’s financial, legal and other advisors and the advice and input of management.

The following summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes a summary of the material information and factors considered in the consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the consideration of the Arrangement, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations.

•	Premium to Common Shareholders. The consideration offered under the Arrangement represents a 27% premium to the 20-day volume weighted average price per Common Share on the TSX for the period ending the date of the Arrangement Agreement, based on an exchange rate of $1.2776 Canadian dollars per U.S. dollars as of February 27, 2018.

•	Special Committee and Board Oversight. The Special Committee, which is comprised entirely of independent directors, oversaw, reviewed and considered the Arrangement. The Special Committee and the Board were advised by highly qualified financial, legal and other advisors. The Arrangement was unanimously recommended to the Board by the Special Committee, and was unanimously approved by the Board, which is comprised of eight directors, seven of whom are non-management and independent of the Company.

•

Compelling Value Relative to Alternatives. The Special Committee and the Board, with the assistance of their financial and legal advisors, and based upon their collective knowledge of the business, operations, financial condition, earnings and prospects of the Company, as well as their collective knowledge of the current and prospective environment in which the Company operates (including economic and market conditions), assessed the relative benefits and risks of various alternatives reasonably available to the Company including continued execution of the Company’s strategic plan and the possibility of soliciting other potential buyers of the Company. The Special Committee and the Board assessed each reasonably available alternative throughout the process of evaluating and negotiating the Arrangement and ultimately concluded that entering into the Arrangement Agreement with the Purchaser was the most favourable alternative reasonably available.

•	Arm’s Length Negotiations. The Arrangement is the result of arm’s-length negotiations between the Company, the Purchaser and the Equity Investors. The Special Committee participated in the negotiations concerning the Arrangement. The Board and the Special Committee believe that the Arrangement represents the Purchaser’s and the Equity Investors’ highest price. CDPQ has been one of the Company’s largest shareholders since 2012 (owning approximately 8.4% of the outstanding Common Shares as of the date hereof) and is familiar with the business of the Company and its potential for growth.

•	Certainty of Value and Liquidity. The consideration being offered to Common Shareholders under the Arrangement is all cash, which allows Common Shareholders to immediately realize value for all of their investment and provides certainty of value and immediate liquidity.

•	The Equity Investors’ Track Records. The Equity Investors have demonstrated commitment, credit worthiness and a constant track record of completing transactions which is indicative of the ability of the Equity Investors and the Purchaser to complete the transactions contemplated by the Arrangement, including their expected ability to arrange the requisite financings, which are subject to binding commitment letters. The Arrangement is not subject to a financing condition.

•	Stakeholders. In the view of the Special Committee and the Board, the terms of the Arrangement Agreement treat stakeholders of the Company equitably and fairly, including the treatment of holders of PSG Units, DSUs and Company Debentures under the Arrangement.

•	Treatment of the Company Debentures. The Special Committee and the Board believe that the value provided to Company Debentureholders under the Arrangement is more favourable to Company Debentureholders than the value that would result from the Company Debentureholders continuing to hold the Company Debentures. The Special Committee and the Board believe, based on advice from management and the Financial Advisor, that the Arrangement provides the Company Debentureholders with financial consideration that is greater than the financial consideration that the Company Debentureholders would otherwise be able to obtain under the change of control provisions of the Indentures or if the Company Debentures were to remain outstanding following the Effective Date. See “Arrangement Agreement – Treatment of Company Debentures”.

•	Certainty of Closing. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions and the Arrangement is not subject to a due diligence or financing condition. The Purchaser has agreed to the Reverse Termination Fee if the Arrangement Agreement is terminated in certain circumstances. In addition, the Equity Investors have guaranteed certain payment obligations of the Purchaser under the Arrangement Agreement.

•	Financing. The Purchaser has represented that, at the Effective Date, assuming the Financings are funded in accordance with the Debt Commitment Letter and the Equity Commitment Letter, the Purchaser will have sufficient funds available to satisfy the Consideration payable for the Common Shares and to advance amounts to the Company to allow the Company to satisfy amounts payable by the Company to the other Company Securityholders in connection with the Arrangement and in accordance with the Arrangement Agreement. The Arrangement is not conditional on financing.

•	Ability to Respond to Superior Proposal. Under the Arrangement Agreement, the Board, in certain circumstances, is able to consider, accept and enter into a definitive agreement with respect to a Superior Proposal, or withdraw, modify or amend the Board’s recommendation that Common Shareholders vote to approve the Arrangement Resolution and that the Termination Fee payable to the Purchaser in connection with a termination of the Arrangement Agreement is reasonable in the circumstances and not preclusive of other offers.

•	Fairness Opinion. The Fairness Opinion delivered by the Financial Advisor as described in greater detail below under “Fairness Opinion”.

•	Procedural Safeguards. (i) The Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Company Meeting by Common Shareholders, (ii) the Arrangement Resolution must be approved by a majority of the votes cast at the Company Meeting by Common Shareholders, excluding votes attached to Common Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, (iii) the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement and (iv) the Registered Shareholders have been provided with the right to exercise Dissent Rights.

•	Continued Payment of Regular Monthly Dividends. The Company may continue to pay its regular monthly dividend of $0.03667 per Common Share, and will pay any such dividends to Common Shareholders of record on each regularly scheduled record date (being the close of business on the last business day of each month preceding the applicable dividend payment), provided that such record date occurs prior to the Effective Time.

•	Reverse Termination Fee. The Purchaser is obligated to pay to the Company the Reverse Termination Fee of $35,000,000 in certain circumstances, including if the Purchaser fails to consummate the Arrangement when required to do so under the terms of the Arrangement Agreement. The Equity Investors, which the Special Committee and the Board believe are creditworthy entities, have guaranteed payment of the Reverse Termination Fee if and when payable under the Arrangement Agreement.

•	Timing. The Special Committee and the Board believe that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, thereby allowing the Company’s securityholders to receive the consideration payable pursuant to the Arrangement in a relatively short time frame.

In the course of its deliberations, the Special Committee and the Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors”) and potentially negative factors relating to the Arrangement, including, without limitation, the following:

•	If the Arrangement is successfully completed, the Company will no longer exist as an independent publicly traded company and Common Shareholders will be unable to participate in the longer term potential benefits of the business of the Company.

•	Prior to entering into the Arrangement Agreement, the Company engaged in exclusive negotiations with the Purchaser and the Equity Investors and did not solicit expressions of interest from other potential buyers of the Company. The Special Committee and the Board concluded, after receiving advice from their financial and legal advisors, that the risks of soliciting expressions of interest from other potential buyers outweighed the benefits of doing so, particularly having regard to the financial and other terms of the Arrangement Agreement. However, there can be no assurance that, if the Company had solicited expressions of interest from other potential buyers, that one or more of such potential buyers would not have been willing to acquire the Company on more favourable terms than the Purchaser and the Equity Investors.

•	The potential risk of diverting management attention and resources from the operation of the Company’s business, including other strategic opportunities and operational matters, while working toward the completion of the Arrangement.

•	The potential negative effect of the pendency of the Arrangement on the Company’s business, including its relationships with employees, suppliers, customers and sureties.

•	The possibility that the Required Regulatory Approvals may not be obtained in a timely manner, which could result in the Outside Date being extended, and the risk that Required Regulatory Approvals may never be obtained.

•	The fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Arrangement, regardless of whether the Arrangement is completed.

•	The fact that the Consideration received by the Common Shareholders in the Arrangement will be taxable for Canadian and United States federal income tax purposes.

•	The limitations contained in the Arrangement Agreement on the Company’s ability to solicit alternative transactions from third parties, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, the Company may be required to pay the Termination Fee, which may adversely affect the Company’s financial condition.

•	The Consideration and the Debenture Consideration is paid in U.S. dollars (subject to the Common Shareholders and the Company Debentureholders’ ability to elect to receive the Consideration or the Debenture Consideration in Canadian dollars). If the value of the Canadian dollar relative to the U.S. dollar appreciates as compared to such relative value on February 27, 2018, the premium to be received by Common Shareholders and Company Debentureholders who elect to receive the Consideration or the Debenture Consideration, as applicable, in Canadian dollars will be reduced and may be less attractive to such Common Shareholders and Company Debentureholders.

•	The conditions to the Purchaser’s obligation to complete the Arrangement and the rights of the Purchaser to terminate the Arrangement Agreement in certain circumstances.

•	The restrictions imposed pursuant to the Arrangement Agreement on the conduct of the Company’s business during the period between the execution of the Arrangement and the consummation of the Arrangement or the termination of the Arrangement Agreement.

•	As of the date of this Circular, the Purchaser has no material assets and requires third party financing from the Equity Investors and/or one or more external financing sources in order to consummate the Arrangement. While the Arrangement Agreement does not contain a financing condition, the risk that the conditions set forth in the Commitment Letters may not be satisfied or that other events may arise which could prevent the Purchaser from consummating the Financings (even if all of the conditions to Closing in the Arrangement Agreement have been satisfied or waived).

•	The risks to the Company if the Arrangement is not completed, including the costs to the Company in pursuit of the Arrangement, the diversion of management’s attention away from conducting the Company’s business in the ordinary course and the potential impact on the Company’s current business relationships (including with current and prospective employees, customers, suppliers and partners).

•	The fact that under the Arrangement Agreement, the Company’s directors and certain of its executive officers may receive benefits that differ from, or are in addition to, the interests of Common Shareholders generally as described under “The Arrangement – Interests of Certain Persons in the Arrangement.”

•	Other risks associated with the Parties’ ability to complete the Arrangement.

The Special Committee and the Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Information Circular – Forward-Looking Statements” and “Risk Factors”.

The Board unanimously recommends a vote FOR the Arrangement Resolution.

Voting Support Agreements

On February 27, 2018, the Purchaser entered into Voting Support Agreements with all of the directors and executive officers of the Company (collectively holding an aggregate of 2,165,624 Common Shares, representing approximately 2.3% of the issued and outstanding Common Shares). The Voting Support Agreements set forth, among other things, the agreement of the directors and executive officers to vote their Common Shares in favour of the Arrangement. The Voting Support Agreements contain customary termination provisions and automatically terminate upon termination of the Arrangement Agreement.

Fairness Opinion

In connection with the evaluation of the Arrangement by the Board, the Board received the Fairness Opinion analyzing, from a financial point of view, the fairness to the Common Shareholders of the Consideration to be received by such Common Shareholders pursuant to the terms and subject to the conditions of the Arrangement Agreement as of February 27, 2018. The Fairness Opinion was only one of many factors considered by the Board in evaluating the Arrangement and was not determinative of the views of the Board with respect to the Arrangement or the Consideration.

The following summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion attached as Appendix F to this Information Circular. Common Shareholders are urged to, and should, read the Fairness Opinion in its entirety.

In preparing the Fairness Opinion, Scotia Capital Inc. (the “Financial Advisor”) reviewed, considered and relied upon, among other things, the following:

•	the draft Arrangement Agreement;

•	the draft Company Disclosure Letter;

•	the draft Voting Support Agreements;

•	the draft Debt Commitment Letter;

•	the draft Equity Commitment Letter;

•	certain publicly available financial statements and other business and financial information of the Company;

•	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

•	internal financial, operating and corporate information or reports of the Company;

•	discussions with senior management of the Company;

•	discussions with the Company’s legal counsel;

•	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by the Financial Advisor to be relevant;

•	public information with respect to other transactions of a comparable nature considered by the Financial Advisor to be relevant;

•	reports published by equity research analysts and industry sources the Financial Advisor considered relevant;

•	earnings call transcripts of the Company for the 2017 full year results and quarterly earnings call transcripts for the three and six months ended December 31, 2017;

•	historical market prices and trading activity for the Common Shares;

•	representations contained in a certificate addressed to the Financial Advisor from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Fairness Opinion is based;

•	such other corporate, industry and financial market information, investigations and analyses assembled by management of the Company; and

•	such other corporate, industry and financial market information, investigations and analyses as the Financial Advisor considered necessary or appropriate in the circumstances.

The Financial Advisor noted in the Fairness Opinion that it has not, to the best of its knowledge, been denied access by the Company to any information requested by the Financial Advisor. In arriving at its opinion and with the Company’s acknowledgement and agreement, the Financial Advisor relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, agreements and opinions obtained by it from public sources, or that was provided to the Financial Advisor by the Company, and its associates, affiliates and advisors (collectively, the “Information”).

The Financial Advisor is not a legal, regulatory, accounting or tax expert and has relied on the assessments made by the Company and its advisors with respect to such matters. The Financial Advisor assumed the accuracy and fair presentation of, and relied upon the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements.

The Financial Advisor assumed that forecasts, projections, estimates and budgets provided to the Financial Advisor and used in the analysis supporting the Fairness Opinion were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby.

Furthermore, in preparing the Fairness Opinion, the Financial Advisor made several assumptions, including that the final executed version of the Arrangement Agreement did not differ in any material respect from the most recent draft thereof reviewed by the Financial Advisor, and that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any terms or conditions (the Arrangement Agreement that was reviewed by the Financial Advisor was in substantially final form). In addition, the Financial Advisor assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without adverse condition or qualification, and the procedures being followed to implement the Arrangement are valid and effective.

The Fairness Opinion was rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date thereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they had been represented to the Financial Advisor in discussions with the Special Committee, the Board and management of the Company and their representatives. In its analyses and in preparing the Fairness Opinion, the Financial Advisor made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Financial Advisor or any Party involved in the Arrangement.

Summary of Financial Analysis

In support of the Fairness Opinion, the Financial Advisor performed certain value analyses on the Company based on the methodologies and assumptions that the Financial Advisor considered appropriate in the circumstances for the purposes of providing its Fairness Opinion. In the context of the Fairness Opinion, the Financial Advisor considered the following principal methodologies:

•	Discounted Cash Flow Analysis. The discounted cash flow analysis involved the calculation of the enterprise value of the Company by discounting to a present value the unlevered free cash flows (“UFCFs”) of the Company as well as a terminal value, such value also having been discounted to a present value. The Financial Advisor also reviewed certain other industry and financial market information. To arrive at an equity value for the Company, the Financial Advisor then deducted from this enterprise value the projected net debt of the Company. The projected UFCFs of the Company were discounted at the estimated weighted average cost of capital for the Company, calculated based upon the Company’s after-tax cost of debt and equity and weighted based upon an assumed optimal capital structure for the Company. As part of this approach, the Financial Advisor performed sensitivity analyses on certain key assumptions considered to be primary drivers of the approach, including, but not limited to, discount rates and terminal growth rates. In arriving at its Fairness Opinion as to whether the Consideration to be received by Common Shareholders pursuant to the Arrangement is fair from a financial point of view to the Common Shareholders, the Financial Advisor compared the fair value ranges for the Common Shares generated by the foregoing analyses to the Consideration to be received by Common Shareholders under the Arrangement.

•	Precedent Transaction Analysis. The Financial Advisor also compared the proposed financial terms of the Arrangement to corresponding financial terms, to the extent publicly available, of selected transactions in the transportation industry. When considering this approach, the Financial Advisor considered enterprise value to last twelve (12) months earnings before income taxes, depreciation and amortization (“EBITDA”) to be the primary valuation metric.

•	Comparable Trading Analysis. The Financial Advisor also calculated an implied valuation for the Company based on an analysis of companies that the Financial Advisor believed to be generally comparable to the Company. In performing this analysis the Financial Advisor analyzed certain publicly available financial information, including, without limitation, estimated financial information for the selected public companies based on research analyst estimates. When considering this approach, the Financial Advisor considered enterprise value to estimated calendar year 2018 EBITDA to be the primary valuation metric.

Fairness Considerations

In preparing the Fairness Opinion, the Financial Advisor considered, among other things, the following factors:

•	the Consideration represented a premium of 25% over the closing price per Common Share, respectively on the TSX on February 27, 2018, the trading day of the date of the Fairness Opinion and a premium of 27% over the volume weighted average price per Common Share, respectively on the TSX over the 20-Day period of the date of the Fairness Opinion;

•	the Consideration is within the range of values for the Common Shares as indicated by the discounted cash flow analysis described above;

•	the implied transaction multiples derived from the Consideration compare favourably with the precedent transaction analysis and comparable trading analysis described above; and

•	that the Arrangement will provide Common Shareholders with immediate liquidity.

The Financial Advisor and the Engagement Agreement

The Company initially contacted the Financial Advisor regarding a potential advisory assignment on November 16, 2017. The Financial Advisor was formally engaged by the Company pursuant to an engagement letter dated January 15, 2018 (the “Engagement Letter”). Pursuant to the Engagement Letter, the Financial Advisor agreed to provide, among other things, financial analysis and advice and to deliver a fairness opinion to the Special Committee. Under the terms of the Engagement Letter, the Company has agreed to pay the Financial Advisor a fee for its services, a portion of which was payable on the delivery of the Fairness Opinion and a substantial portion of which is contingent upon the completion of the Arrangement. In addition, the Financial Advisor is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances which may arise from services performed by the Financial Advisor in connection with the Engagement Agreement.

Neither the Financial Advisor nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, the Purchaser or any of their respective associates or affiliates (collectively, the “Interested Parties”). There are no understandings, agreements or commitments between the Financial Advisor and the Interested Parties with respect to any future business dealings, subject to an affiliate of the Financial Advisor that is currently a lender to the Company and may become a lender to the Purchaser. The Financial Advisor has in the past provided, and may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, The Bank of Nova Scotia (“Scotiabank”), of which the Financial Advisor is a wholly-owned subsidiary, or one or more affiliates of Scotiabank, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

The Financial Advisor acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, the Financial Advisor conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement.

The fees payable to the Financial Advisor in connection with the Engagement Letter and the Fairness Opinion are not financially material to the Financial Advisor.

Arrangement Steps

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix D to this Information Circular, which reflects certain administrative and clarification updates to the form originally attached to the Arrangement Agreement, as agreed to by the Company and the Purchaser.

Commencing at the Effective Time, each of the following events shall occur sequentially in the order set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	simultaneously:

(i)	each DSU outstanding immediately prior to the Effective Time shall be transferred by such holder to the Company in exchange for, subject to Section 4.4 of the Plan of Arrangement, a cash payment equal to the Consideration, and each such DSU shall immediately be cancelled; and

(ii)	any vesting conditions applicable to each PSG Unit outstanding immediately prior to the Effective Time shall accelerate in full (with PSG Units vesting based on a performance percentage of 100%) and each vested PSG Unit shall be transferred by such holder to the Company in exchange for, subject to Section 4.4 of the Plan of Arrangement, a cash payment equal to the Consideration, and each such PSG Unit shall immediately be cancelled;

and, with respect to each Incentive Security that is cancelled pursuant to Section 2.3(a) of the Plan of Arrangement, as of the effective time of such cancellation: (A) the holder thereof shall cease to be the holder of such Incentive Security, (B) the holder thereof shall cease to have any rights as a holder in respect of such Incentive Security or under the DSU Plan or PSG Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to Section 2.3(a) of the Plan of Arrangement, (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled;

(b)	the Indentures shall be amended (without any act, action or formality on the part of any Person, including the Company or the trustee under the applicable Indenture) to allow the immediate redemption of all Company Debentures outstanding immediately prior to the Effective Time for the Debenture Consideration;

(c)	the Company Debentures outstanding immediately prior to the Effective Time shall be redeemed by the Company in exchange for, subject to Section 4.4 of the Plan of Arrangement, a cash payment equal to the Debenture Consideration in respect of each C$1,000 of principal amount of such Company Debentures; with respect to each such Company Debenture:

(i)	the Company Debentureholders whose Company Debentures have been so redeemed shall cease to be holders of such Company Debentures and to have any rights as holders of such Company Debentures other than the right to receive the consideration to which such holders are entitled pursuant to Section 2.3(c) of the Plan of Arrangement;

(ii)	such Company Debentureholders’ names shall be removed from the register of the Company Debentures maintained by or on behalf of the Company; and

(iii)	such Company Debentures shall be cancelled; and

(d)	simultaneously:

(i)	each Common Share held by a Dissenting Shareholder described in Section 3.1(a) of the Plan of Arrangement shall be transferred by the holder thereof to the Purchaser in exchange for a debt claim against the Purchaser for the amount determined in accordance with Section 3.1(a) of the Plan of Arrangement and thereupon such holder’s name shall be removed from the securities register of the Company in respect of such Common Share, the Purchaser, as the holder of such Common Share, shall be entered in the securities register of the Company as the holder thereof and each such Dissenting Shareholder shall cease to have rights as a holder other than the rights set out in Section 3.1 of the Plan of Arrangement; and

(ii)	each Common Share held by a Common Shareholder (other than a Dissenting Shareholder described in Section 3.1(a) of the Plan of Arrangement) shall be transferred by the holder thereof to the Purchaser in exchange for, subject to Section 4.4 of the Plan of Arrangement, a cash payment equal to the Consideration and thereupon such holder’s name shall be removed from the securities register of the Company in respect of such Common Share, the Purchaser, as the holder of such Common Share, shall be entered in the securities register of the Company as the holder thereof and each such Common Shareholder shall cease to have rights as a holder other than the right to receive the consideration to which such holder is entitled pursuant to Section 2.3(d)(ii) of the Plan of Arrangement;

provided that none of the foregoing shall occur unless all of the foregoing occur.

Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement giving effect to the Arrangement in accordance with the OBCA.

Sources of Funds

In connection with the Arrangement Agreement, the Purchaser delivered to the Company the following:

•	the Debt Commitment Letter, pursuant to which the Lenders agreed to lend, subject to the terms and conditions therein, the amounts set forth therein, which will ultimately be used by the Purchaser for purposes of financing the applicable portion of the aggregate Consideration for the Common Shares and advancing amounts to the Company to allow the Company to satisfy amounts payable by the Company to the other Company Securityholders in connection with the Arrangement and, if applicable, the refinancing of the indebtedness of the Company and/or its Subsidiaries; provided that the associated fee letter delivered was redacted in a customary manner;

•	the Equity Commitment Letter, pursuant to which each Equity Investor agreed to invest or cause to be invested in the Purchaser, subject to the terms and conditions set forth therein, the amounts set forth therein, which will be used by the Purchaser for purposes of partially financing the transactions contemplated by the Arrangement Agreement; and

•	the Guarantee, pursuant to which each of the Equity Investors are guaranteeing to the Company certain payment obligations of the Purchaser in connection with the Arrangement Agreement.

The Purchaser has covenanted that it shall, and shall cause its affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing and the Equity Financing at or prior to the Effective Date.

The Financings provide for all of the funds required for the Purchaser to consummate the Arrangement, subject to the terms and conditions of the Arrangement Agreement.

The Arrangement Agreement provides that the Purchaser obtaining financing is not a condition to any of its obligations thereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Special Committee and the Board, Common Shareholders should be aware that directors and executive officers of the Company may have interests in the Arrangement or may receive benefits that differ from, or are in addition to, the interests of Common Shareholders generally. Other than the interests and benefits described below, as of the date hereof, none of the directors or officers of the Company or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement. Members of the Special Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Arrangement Agreement, and in recommending to Common Shareholders that they vote FOR the Arrangement Resolution.

All benefits received, or to be received, by directors, officers or employees of the Company as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of the Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for the Common Shares held by such persons and no consideration is, or will be, conditional on the person supporting the Arrangement.

Common Shares and the Intentions of Directors and Executive Officers

As of March 20, 2018, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate 2,165,624 Common Shares, which represented approximately 2.3% of the issued and outstanding Common Shares on an undiluted basis.

All of the Common Shares held by such directors and executive officers of the Company will be treated in the same fashion under the Arrangement as Common Shares held by all other Common Shareholders. Each director and executive officer of the Company intends to vote all of such individual’s Common Shares FOR the Arrangement Resolution.

DSUs

As of March 20, 2018, there were 269,172 DSUs outstanding. If the Arrangement is consummated, each DSU outstanding immediately prior to the Effective Time shall be transferred to the Company in exchange for a cash payment from the Company equal to the Consideration, less applicable withholdings, and each such DSU shall immediately be cancelled. Holders of DSUs would be entitled to collectively receive cash compensation of approximately $2,018,790 in the aggregate.

PSG Units

As of March 20, 2018, there were 964,184 PSG Units outstanding. If the Arrangement is consummated, any vesting conditions applicable to each PSG Unit outstanding immediately prior to the Effective Time shall accelerate in full (with PSG Units vesting based on a performance percentage of 100%) and each vested PSG Unit shall be transferred to the Company in exchange for a cash payment equal to the Consideration, less applicable withholdings, and each PSG Unit shall be immediately cancelled. Holders of PSG Units would be entitled to collectively receive cash compensation of approximately $7,231,380 in the aggregate.

Consideration

The following table sets out the names and positions of the directors and executive officers of the Company as of March 20, 2018, the number of Common Shares, DSUs and/or PSG Units owned or over which control or direction was exercised by each such director or officer of the Company and, where known after reasonable enquiry, by their respective associates or affiliates and the consideration to be received for such Common Shares, DSUs and PSG Units pursuant to the Arrangement.

Name and Position with the Company	Common Shares	Estimated amount of Consideration to be received in respect of Common Shares	DSUs	PSG Units	Estimated amount of cash to be received in respect of DSUs and PSG Units	Total estimated amount of consideration to be received (subject to applicable withholdings)
Denis J. Gallagher Chair and Chief Executive Officer	1,400,054	$10,500,405	Nil.	101,351	$760,132.50	$11,260,537.50
Patrick J. Walker Executive Vice President and Chief Financial Officer	287,309	$2,154,817.50	Nil.	50,676	$380,070	$2,534,887.50
Patrick Vaughan President, School Transportation Group	185,191	$1,388,932.50	Nil.	50,676	$380,070	$1,769,002.50
John DiMaiolo Chief Accounting Officer	59,769	$448,267.50	Nil.	20,270	$152,025	$600,292.50
Paul Altieri Vice President and Corporate Controller	36,925	$276,937.50	Nil.	20,270	$152,025	$428,962.50
Barbara Basney Director	Nil.	Nil.	22,821	Nil.	$171,157.50	$171.157.50
Irving R. Gerstein Lead Director, CNCG Chair	132,790	$995,925	30,669	Nil.	$230,017.50	$1,225,942.50
Kenneth B. Needler Director	23,174	$173,805	30,669	Nil.	$230,017.50	$403,822.50

Name and Position with the Company	Common Shares	Estimated amount of Consideration to be received in respect of Common Shares	DSUs	PSG Units	Estimated amount of cash to be received in respect of DSUs and PSG Units	Total estimated amount of consideration to be received (subject to applicable withholdings)
George Rossi Director	7,100	$53,250	30,669	Nil.	$230,017.50	$283,267.50
David Scopelliti Director	25,912	$194,340	72,141	Nil.	$541,057.50	$735,397.50
Wendi Sturgis Director	3,000	$22,500	24,832	Nil.	$186,240	$208,740
Victor Wells Director	7,400	$55,500	57,371	Nil.	$430,282.50	$485,782.50

Termination and Change of Control Benefits and Special Awards for Certain Officers

Denis J. Gallagher, Chief Executive Officer

Pursuant to the existing amended and restated employment agreement dated July 1, 2017 with Denis J. Gallagher, the Company’s Chief Executive Officer, for the 180 day period commencing immediately after the six month anniversary of the Closing of the Arrangement, Mr. Gallagher may elect to resign for “Good Reason”, in which case he will be entitled to an estimated severance payment of $4,487,500, which is equal to the sum of: (i) two times his then current base salary of $1,475,000; (ii) an estimate of two times the largest of Mr. Gallagher’s last three annual bonuses as at that time; and (iii) an estimate of his pro-rata bonus for the year in which he elects to resign (assuming it is half way through the fiscal year). In addition, Mr. Gallagher is entitled to the continuation of his medical and life insurance benefits for two years (unless Mr. Gallagher becomes eligible for similar benefits in accordance with the terms of a new employer’s medical and life insurance benefits program).

Patrick J. Walker, Chief Financial Officer

Pursuant to the existing employment agreement dated July 1, 2008 with Patrick J. Walker, the Company’s Executive Vice President and Chief Financial Officer, upon Closing of the Arrangement Mr. Walker will become entitled to a one-time bonus payment of $991,131, which is equal to his current base salary of $575,000 plus $416,131, being the adjusted average of his last three annual bonus awards.

Continuing Insurance Coverage for Directors and Executive Officers of the Company

The Arrangement Agreement provides that, prior to the Effective Time, the Company shall, in reasonable consultation with the Purchaser (and, if the Company is unable to, the Purchaser shall cause the Company as of the Effective Time to), obtain and fully pay a single premium for customary “tail” policies of directors’ and officers’ liability insurance providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than six years from and after the Effective Time and with terms, conditions, retentions and limits of liability that are no less favourable to the directors and officers in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The cost of such policies shall not exceed 300% of the annual premiums for the Company’s directors and officers insurance in effect as of the date of the Arrangement Agreement.

Indemnification

Pursuant to the Arrangement Agreement, from and after the Effective Time, the Purchaser shall, and shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director and officer of the Company and its Subsidiaries and each present and former designate or nominee of the Company or its Subsidiaries on the board of directors (or equivalent body) of the Non-Controlled Entities (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or related to such Indemnified Person’s service as a director or officer of the Company, any of its Subsidiaries and/or any of the Non-Controlled Entities or services performed by such persons at the request of the Company, any of its Subsidiaries or any of the Non-Controlled Entities at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time. The Arrangement Agreement provides that none of the Purchaser, the Company or any of their respective Subsidiaries shall, and they will use commercially reasonable efforts to ensure that no Non-Controlled Entity shall, settle, compromise or consent to the entry of any judgment in any Proceeding involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as a director or officer of the Company, any of its Subsidiaries and/or any of the Non-Controlled Entities or services performed by such Indemnified Person at the request of the Company, any of its Subsidiaries or any of the Non-Controlled Entities at or prior to or following the Effective Time without the prior written consent (not to be unreasonably withheld or delayed) of that Indemnified Person, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding.

The rights of the Indemnified Persons under the Arrangement Agreement are in addition to any rights such Indemnified Persons may have under the Company Constating Documents or the constating documents of any of its Subsidiaries and the Non-Controlled Entities, or under any applicable Law or agreement of any Indemnified Person with the Company, any of its Subsidiaries or any of the Non-Controlled Entities. Pursuant to the Arrangement Agreement, all rights to indemnification and exculpation from liability for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any Indemnified Person as provided in the Company Constating Documents, any of its Subsidiaries or any of the Non-Controlled Entities or any agreement between such Indemnified Person and the Company, any of its Subsidiaries or any of the Non-Controlled Entities shall survive the Effective Time for a period of not less than six years and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

The Arrangement Agreement provides that the Purchaser shall, and shall use commercially reasonable efforts to cause the Non-Controlled Entities to, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries and the Company’s and its Subsidiaries’ designates, nominees and appointees as officers and directors of the Non-Controlled Entities, and the Purchaser acknowledged that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Effects on the Company if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by Common Shareholders or if the Arrangement is not completed for any other reason, Common Shareholders, and Company Debentureholders will not receive any payment for any of their Common Shares and Company Debentures, respectively, in connection with the Arrangement, the Company will remain a reporting issuer, the Common Shares will continue to be listed on the TSX and the NASDAQ and the Company Debentures will continue to be listed on the TSX. See “Risk Factors – Risk Factors Related to the Arrangement”.

THE ARRANGEMENT AGREEMENT

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is attached as Appendix C to this Information Circular.

Conditions to the Arrangement Becoming Effective

Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

•	Arrangement Resolution. The Arrangement Resolution has been approved and adopted at the Company Meeting in accordance with the Interim Order.

•	Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

•	Articles of Arrangement. The Articles of Arrangement to be sent to the Director under the OBCA in accordance with the Arrangement Agreement shall be in form and content satisfactory to the Company and the Purchaser, each acting reasonably.

•	No Restraint. No Law, judgment, order, writ, injunction or decree of any Governmental Entity (collectively, “Restraints”) is in effect that makes the consummation of the Arrangement illegal or enjoins or otherwise prohibits the Company or the Purchaser from consummating the Arrangement.

•	Required Regulatory Approvals. Each of the Required Regulatory Approvals has been obtained.

Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

•	Representations and Warranties. The representations and warranties of the Company regarding organization and qualification, authorization, execution of the Arrangement Agreement and the binding obligations under the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made at and as of the Effective Date (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); (ii) applicable representations and warranties regarding capitalization and Subsidiary ownership shall be true and correct in all respects (other than de minimis inaccuracies) as of the Effective Time as if made at and as of the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); and (iii) the Arrangement Agreement (including Schedule D thereto, other than those to which (i) or (ii) above applies) shall be true and correct as of the Effective Time as if made at and as of the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except in the case of this (iii) to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for the purpose of (iii), any reference to “material”, “Material Adverse Effect” or other concept of materiality in such representations and warranties shall be ignored); and the Company shall have delivered to the Purchaser a certificate addressed to the Purchaser, dated the Effective Date and executed by two of its senior officers (without personal liability), confirming the same.

•	Performance of Covenants. The Company shall have fulfilled or complied in all material respects with each of the covenants of the Company contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company shall have delivered to the Purchaser a certificate addressed to the Purchaser, dated the Effective Date and executed by two of its senior officers (without personal liability), confirming same.

•	No Actions. No action or proceeding having been taken by any Governmental Entity (as described in clause (i) of the definition of Governmental Entity) against the Company or that Purchaser that would:

(a)	cease trade, enjoin, prohibit or impose any limitations on the Purchaser’s ability to acquire, hold, or exercise full right of ownership over, any Common Shares, including the right to vote the Common Shares, upon completion of the Arrangement; or

(b)	prohibit the ownership or operation by the Purchaser of the business of the Company or any of the Company’s Subsidiaries or any material portion of the business or assets of the Company or any of the Company’s Subsidiaries’ as a result of the Arrangement.

•	Material Adverse Effect. Since the date of the Arrangement Agreement there shall not have been or occurred a Material Adverse Effect.

•	Dissent. Dissent Rights shall not have been validly exercised, and not withdrawn or deemed to have been withdrawn, in respect of more than 5% of the outstanding Common Shares held by the Common Shareholders.

•	Borrowings under Existing Credit Facilities. The aggregate outstanding principal amount of indebtedness for borrowed money outstanding under the Existing Credit Facilities as of the Effective Date shall not exceed $250,000,000; provided, however, that if all the other conditions to Closing contemplated by the Arrangement Agreement have been satisfied or waived (excluding conditions that, by their terms, are to be satisfied on the Effective Date), then the Parties shall cooperate in good faith with each other and use commercially reasonable efforts to arrange for additional debt financing (either from the Lenders or from an alternative lender or lenders) on terms no less favourable to the Purchaser than those contained in the Debt Commitment Letter such that the Purchaser would have sufficient funds to consummate the Arrangement and, in the event that such additional debt financing can be arranged on such terms, the foregoing condition shall then be deemed to be satisfied.

Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

•	Representations and Warranties. The representations and warranties of the Purchaser set forth in the Arrangement Agreement are true and correct as of the Effective Time, as if made at and as of the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the Arrangement, and the Purchaser shall have delivered to the Company a certificate addressed to the Company, dated the Effective Date and executed by two of its senior officers (without personal liability), confirming same.

•	Performance of Covenants. The Purchaser shall have fulfilled or complied in all material respects with each of its covenants contained in the Arrangement Agreement to be fulfilled or complied with by them on or prior to the Effective Time, and the Purchaser shall have delivered to the Company a certificate addressed to the Company, dated the Effective Date and executed by two of its senior officers (without personal liability), confirming same.

•	Payment of Consideration. The Purchaser shall have deposited, or caused to be deposited, with the Depositary sufficient funds to satisfy its applicable obligations under the Arrangement Agreement and the Depositary will have confirmed to the Company receipt from or on behalf of the Purchaser of such funds.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by each of the Company and the Purchaser. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by the Company to the Purchaser or are subject to a standard of materiality or are qualified by a reference to Material Adverse Effect. Therefore, Common Shareholders should not rely on the representations and warranties as statements of factual information.

The Arrangement Agreement contains customary representations and warranties of the Company relating to organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, non-contravention, capitalization, shareholders’ and similar agreements, subsidiaries, securities law matters, financial statements, disclosure controls and internal control over financing reporting, books and records, minute books, no material undisclosed liabilities, absence of certain changes or events, related party transactions, compliance with laws, authorizations, material contracts, personal property, real property, intellectual property, litigation, environmental matters, employees, collective agreements, employee plans, insurance, taxes, privacy, opinion of financial advisors, brokers, no “collateral benefit”, and Board and Special Committee approval.

In addition, the Arrangement Agreement also contains customary representations and warranties of the Purchaser, including with respect to organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, non-contravention, litigation, funds available, security ownership, Investment Canada Act, financing, status, and brokers.

Covenants

The Arrangement Agreement also contains customary negative and affirmative covenants of the Company and the Purchaser.

Conduct of Business of the Company

In the Arrangement Agreement, the Company has agreed to certain customary negative and affirmative covenants relating to the operation of its business (including the business of its Subsidiaries) between the date of the Arrangement Agreement and the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, including that the business of the Company and its Subsidiaries shall be conducted in the ordinary course and in accordance with applicable Laws. Furthermore, the Company has agreed to use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, goodwill, employment relationships (as a group) and business relationships with other Persons with which the Company or any of its Subsidiaries have business relations. Common Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Company in relation to the conduct of its business prior to the Effective Time.

Covenants of the Company Relating to the Arrangement

The Arrangement Agreement provides that, subject to the terms therein, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to perform all obligations required to be performed by the Company or any of its Subsidiaries under the Arrangement Agreement, cooperate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its Subsidiaries to:

•	other than in connection with obtaining the Required Regulatory Approvals (described further below, see “Certain Legal and Regulatory Matters – Required Regulatory Approvals”), use its commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to the Arrangement Agreement or the Arrangement;

•	other than in connection with obtaining the Required Regulatory Approvals, use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are necessary or advisable under any Contract to permit the consummation of the transactions contemplated by the Arrangement Agreement or required in order to maintain any such Contract in full force and effect following completion of the Arrangement, in each case on terms satisfactory to the Purchaser, acting reasonably, and without paying or providing a commitment to pay any consideration in respect thereof without the prior written consent of the Purchaser;

•	other than in connection with obtaining the Required Regulatory Approvals, use its commercially reasonable efforts to: (i) effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement; and (ii) upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement or the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reserved, and the avoidance of each and every impediment under any antitrust, merger control, competition or trade Law that may be asserted by a Governmental Entity with respect to the Arrangement so as to enable Closing to occur as soon as reasonably practicable (provided, that neither the Company nor any of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed); and

•	not take any action or refrain from taking any commercially reasonable action, or permit any action to be taken or any commercially reasonable action not be taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement; and

•	use all commercially reasonable efforts to assist in causing each member of its Board and the board of directors of each of its wholly-owned Subsidiaries, and the Company’s or its Subsidiaries’ designated or nominated directors on the board of directors (or equivalent body) of each of its non-wholly owned Subsidiaries (in each case to the extent requested by the Purchaser) to be replaced by Persons designated or nominated, as applicable, by the Purchaser effective as of the Effective Time.

Covenants of the Purchaser Relating to the Arrangement

Subject to the terms and conditions of the Arrangement Agreement, the Purchaser shall and shall cause its affiliates to use commercially reasonable efforts to perform all obligations required to be performed by it under the Arrangement Agreement, cooperate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall, in each case other than in connection with obtaining the Required Regulatory Approvals:

•	use its commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to the Arrangement Agreement or the Arrangement;

•	use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement as soon as reasonably practicable; and

•

use its commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any

Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement or the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reserved, and the avoidance of each and every impediment under any antitrust, merger control, competition or trade Law that may be asserted by a Governmental Entity with respect to the Arrangement so as to enable Closing to occur as soon as reasonably practicable; provided, that the Purchaser shall not consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Company, not to be unreasonably withheld, conditioned or delayed.

Covenants Regarding Required Regulatory Approvals

The Arrangement Agreement provides that, in connection with obtaining the Required Regulatory Approvals, as promptly as practicable, and in any event within ten Business Days after the date of the Arrangement Agreement: (i) the Purchaser submit a letter to the Commissioner of Competition in support of and requesting an advance ruling certificate pursuant to Subsection 102(1) of the Competition Act or, in lieu thereof, a No Action Letter; (ii) each Party file, or cause its relevant Subsidiaries to file, its respective notification pursuant to Section 114 of the Competition Act (“Competition Notification”), unless the Parties mutually agree in writing to either not file a Competition Notification or on an alternative period of time in which to file a Competition Notification; and (iii) each Party file, or cause its relevant Subsidiaries to file, its respective Notification and Report Form (“HSR Form”) pursuant to the HSR Act. The Arrangement Agreement also provides that each Party shall, or shall cause its relevant Subsidiaries to make any other notification, submission or application filing that is necessary in order to obtain the Required Regulatory Approvals (if any) as promptly as practicable.

The Company and the Purchaser have each agreed to identify any Regulatory Approvals deemed by them to be necessary to discharge their respective obligations under the Arrangement Agreement and each Party, or where appropriate, the Parties jointly, agreed to make all notifications, filings, applications and submissions with any Governmental Entity required or advisable, and shall use its commercially reasonable efforts to obtain and maintain the Regulatory Approvals, including the Required Regulatory Approvals. The Parties agreed to cooperate with one another in connection with obtaining the Regulatory Approvals including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of the Company and the Purchaser, acting reasonably, advisable, in connection with obtaining the Regulatory Approvals and use their commercially reasonable efforts to ensure that such information does not contain a misrepresentation.

Financings

The Arrangement Agreement contains customary covenants of the Purchaser with respect to the Financings, including covenants that:

•	the Purchaser shall, and shall cause its affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing at or prior to the Effective Date; and

•	the Purchaser shall, and shall cause its affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Equity Financing at or prior to the Effective Date.

The Purchaser has acknowledged and agreed that the Purchaser obtaining financing is not a condition to any of its obligations under the Arrangement Agreement, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser. For the avoidance of doubt, if either of the Financings is not obtained (other than due to the failure of a condition to the consummation of the Debt Financing resulting from a breach of any representation, warranty, covenant or agreement of the Company set forth in the Arrangement Agreement), the Purchaser shall continue to be obligated to consummate the transactions contemplated by the Arrangement Agreement, subject to and on the terms contemplated by the Arrangement Agreement.

Assistance with Financings

The Arrangement Agreement contains customary covenants of the Company to cooperate with the Purchaser in connection with the Financings, including that the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, provide such customary cooperation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the Debt Financing and Equity Financing, including any amendments, waivers and/or consents to the Company’s (or its Subsidiaries’) existing debt arrangements (subject to customary limitations and reasonableness requirements).

Non-Solicitation

The Arrangement Agreement provides that, except as otherwise provided therein, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or of any of its Subsidiaries (collectively, “Representatives”):

•	solicit, assist, initiate, encourage or otherwise facilitate any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

•	continue, enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any Acquisition Proposal, provided that the Company may: (i) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) advise any Person of the restrictions of the Arrangement Agreement; and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

•	publicly withdraw, amend, modify or qualify in a manner adverse to the Purchaser, or publicly propose to withdraw, amend, modify or qualify in a manner adverse to the Purchaser, the Board Recommendation;

•	accept, approve, endorse or recommend, or publicly propose, to accept, approve, endorse or recommend any Acquisition Proposal; or

•	accept, approve, endorse, recommend or execute or enter into or publicly propose to accept, approve, endorse, recommend or execute or enter into any agreement, letter of intent, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with the terms of the Arrangement Agreement).

Pursuant to the Arrangement Agreement, the Company was required to, and to cause its Subsidiaries and its and their Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than the Purchaser and the Equity Investors) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company was required to immediately discontinue access to, and disclosure of, all of its confidential information and to request, and exercise all rights it has to require: (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any such Person; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries provided to any such Person, in each case using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

In the Arrangement Agreement, the Company covenanted and agreed that: (i) it shall take all commercially reasonable action necessary to enforce each confidentiality, standstill or similar agreement, restriction or covenant to which it or any of its Subsidiaries is a party; and (ii) neither it, nor any of its Subsidiaries or any of their respective Representatives have or will, without the prior written consent of the Purchaser, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company or any of its Subsidiaries under any confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party.

Acquisition Proposals

The Arrangement Agreement provides that, if the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, the Company shall promptly notify the Purchaser of such inquiry, proposal, offer or request, including a description of its material terms and conditions, and the identity of all Persons making the inquiry, proposal, offer or request and shall provide the Purchaser with summaries or copies of all written agreements, documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Company is required to keep the Purchaser fully informed of the status of developments and negotiations with respect to any such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Pursuant to the Arrangement Agreement, if at any time prior to the approval of the Arrangement Resolution in accordance with the Interim Order, the Company receives a bona fide written Acquisition Proposal from a Person, the Company and its Representatives may enter into, engage in, participate in, facilitate and maintain discussions or negotiations with, and otherwise co-operate with or assist, such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of any information, properties, facilities, books or records of the Company and its Subsidiaries to such Person, if and only if:

•	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

•	such Acquisition Proposal did not result from a breach by the Company of its non-solicitation obligations under the Arrangement Agreement;

•	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

•	prior to providing any such copies, access or disclosure: (i) the Company enters into a confidentiality agreement with such Person on terms that are no less favourable to the Company than those of the Confidentiality Agreement; and (ii) any such copies, access or disclosure (other than verbal disclosure) provided to such Person shall have already been (or shall simultaneously be) provided to the Purchaser; and

•	prior to providing any such copies, access or disclosure to such Person, the Company provides the Purchaser with a true, complete and final executed copy of the confidentiality agreement referred to above.

The Arrangement Agreement does not prohibit the Board or the Company from making any disclosure to the Company Securityholders: (i) if the Board, acting in good faith and upon the advice of its legal advisors, first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such disclosure is otherwise required under applicable Law; or (ii) as required by applicable Law; provided that, notwithstanding that the Board or the Company shall be permitted to make such disclosure, the Board shall not be permitted to make a Change in Recommendation, other than as permitted by the Arrangement Agreement. The Arrangement Agreement does not prohibit the Company or the Board from calling and/or holding a meeting of Common Shareholders requisitioned by Common Shareholders in accordance with the OBCA or taking any other action to the extent ordered or otherwise mandated by a Governmental Entity in accordance with applicable Laws.

Right to Match

The Arrangement Agreement provides that, if the Company receives an Acquisition Proposal that the Board determines, in good faith, constitutes a Superior Proposal prior to the approval of the Arrangement Resolution in accordance with the Interim Order, the Board may, subject to compliance with the applicable terms of the Arrangement Agreement, authorize the Company to enter into a definitive agreement with respect to such Superior Proposal or may make a Change in Recommendation, if and only if:

•	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

•	such Acquisition Proposal did not result from a breach by the Company of its obligations under the Arrangement Agreement;

•	the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Acquisition Proposal or to make a Change in Recommendation (a “Superior Proposal Notice”);

•	the Company has provided the Purchaser with a copy of the proposed definitive agreement for the Superior Proposal (if any) and all supporting materials supplied to the Company in connection therewith, including the value in financial terms that the Board has, with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

•	at least five Business Days have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth above (the “Matching Period”);

•	after the Matching Period, the Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser as provided for under the Arrangement Agreement); and

•	prior to or concurrently with entering into such definitive agreement the Company terminates the Arrangement Agreement and pays the Termination Fee.

Pursuant to the Arrangement Agreement, during the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Purchaser shall have the opportunity to offer to amend the Arrangement Agreement and the Arrangement in order for an Acquisition Proposal to cease to be a Superior Proposal; (ii) the Board shall review any offer made by the Purchaser to amend the terms of the Arrangement Agreement and the Arrangement, in consultation with outside legal and financial advisors and in good faith, to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously determined to constitute a Superior Proposal ceasing to be a Superior Proposal; and (iii) if the Board determines that such Acquisition Proposal would no longer constitute a Superior Proposal, the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms.

Pursuant to the Arrangement Agreement, if the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than ten Business Days before the Company Meeting, the Company shall be entitled to, and the Purchaser shall be entitled to require the Company to, adjourn or postpone the Company Meeting to a date that is not more than ten Business Days after the date of the Superior Proposal Notice; provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Insurance and Indemnification

The Arrangement Agreement provides that, prior to the Effective Time, the Company shall, in reasonable consultation with the Purchaser, (and, if the Company is unable to, the Purchaser shall cause the Company as of the Effective Time to) obtain and fully pay a single premium for customary “tail” policies of directors’ and officers’ liability insurance providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than six years from and after the Effective Time and with terms, conditions, retentions and limits of liability that are no less favourable to the directors and officers in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, provided that the cost of such policies shall not exceed 300% of the annual premiums for the Company’s directors and officers insurance in effect as of the date of the Arrangement Agreement.

Furthermore, pursuant to the Arrangement Agreement, from and after the Effective Time, the Purchaser shall, and shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), each Indemnified Person against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or related to such Indemnified Person’s service as a director or officer of the Company, any of its Subsidiaries and/or any of the Non-Controlled Entities or services performed by such persons at the request of the Company, any of its Subsidiaries or any of the Non-Controlled Entities at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time. The Arrangement Agreement provides that none of the Purchaser, the Company or any of their respective Subsidiaries shall, and they will use commercially reasonable efforts to ensure that no Non-Controlled Entity shall, settle, compromise or consent to the entry of any judgment in any Proceeding involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as a director or officer of the Company, any of its Subsidiaries and/or any of the Non-Controlled Entities or services performed by such Indemnified Person at the request of the Company, any of its Subsidiaries or any of the Non-Controlled Entities at or prior to or following the Effective Time without the prior written consent (not to be unreasonably withheld or delayed) of that Indemnified Person, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding.

The rights of the Indemnified Persons under the Arrangement Agreement are in addition to any rights such Indemnified Persons may have under the Company Constating Documents or the constating documents of any of its Subsidiaries and the Non-Controlled Entities, or under any applicable Law or agreement of any Indemnified Person with the Company, any of its Subsidiaries or any of the Non-Controlled Entities. Pursuant to the Arrangement Agreement, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any Indemnified Person as provided in the Company Constating Documents, any of its Subsidiaries or any of the Non-Controlled Entities or any agreement between such Indemnified Person and the Company, any of its Subsidiaries or any of the Non-Controlled Entities shall survive the Effective Time for a period of not less than six years and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

The Arrangement Agreement provides that the Purchaser shall, and shall use commercially reasonable efforts to cause the Non-Controlled Entities to, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries and the Company’s and its Subsidiaries’ designates, nominees and appointees as officers and directors of the Non-Controlled Entities, and the Purchaser acknowledged that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Covenants Regarding Pre-Acquisition Reorganization

In the Arrangement Agreement, the Company agreed that, upon the reasonable request by the Purchaser, it would use commercially reasonable efforts to: (i) effect such reorganizations of the Company’s corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and (ii) co-operate with the Purchaser and its advisors in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which any Pre-Acquisition Reorganization might most effectively be undertaken, in each case subject to customary limitations.

Treatment of Company Debentures

The Plan of Arrangement provides that the Indentures shall be amended (without any act, action or formality on the part of any Person, including the Company or the trustee under the applicable Indenture) to allow the immediate redemption of all Company Debentures outstanding immediately prior to the Effective Time for the Debenture Consideration. For the purposes of the Arrangement:

•	“Debenture Consideration” means, with respect to the Company 2013 Debentures and the Company 2016 Debentures, the product of the Consideration and the number of Common Shares that a Company Debentureholder would be entitled to receive upon the conversion of their Company Debentures in accordance with their terms immediately following the Effective Time (including those issuable upon a “Cash Change of Control” (as defined under the Indentures and as further described below)), pursuant to the Indentures plus the applicable Debenture Interest Consideration; and

•	“Debenture Interest Consideration” means, for each C$1,000 principal amount of Company Debentures, a cash amount equal to the sum of (i) accrued and unpaid interest on such principal amount to, but excluding, the Effective Date, and (ii) an amount equal to the amount of interest that would otherwise be payable thereon from and including the Effective Date to, but excluding, the date which is 32 days after the Effective Date, which aggregate amount shall be determined in accordance with the Plan of Arrangement, converted to U.S. dollars, calculated using the daily exchange rate published by the Bank of Canada on the date that is two Business Days immediately preceding the Effective Date.

Pursuant to the Indentures, in the event of a “Cash Change of Control” (which the closing of the Arrangement constitutes), the conversion price for each Company Debenture, for the period beginning on the 10th Trading Day (as defined in the applicable Indenture) prior to the Effective Date and ending at the close of business on the 30th day after the date on which the Company makes its mandatory offer to purchase all of the Company Debentures (the “Change of Control Conversion Period”), shall be calculated in accordance with the following formula (with capitalized terms not otherwise defined herein having the meanings ascribed thereto in the applicable Indenture):

CCOCCP = OCP/(1+(CP x (c/t))) where:

CCOCCP is the Cash Change of Control Conversion Price;

OCP = is the Conversion Price in effect on the Effective Date;

CP = 35.3% for the Company 2013 Debentures, and 35% for Company 2013 Debentures;

c = the number of days from and including the Effective Date to, but excluding, the Maturity Date; and

t = the number of days from and including the date of the applicable Indenture to, but excluding, the Maturity Date.

Under the Arrangement, the Company Debentureholders are automatically being given the benefit of the “Cash Change of Control” conversion price described above, as well as the Debenture Interest Consideration. The Debenture Interest Consideration provides Company Debentureholders with an additional day of interest that would not have otherwise been obtainable by a Company Debentureholder (even if a Company Debentureholder exercised his, her or its conversion rights immediately prior to expiry of the Change of Control Conversion Period). The Company believes, based on advice from management and the Financial Advisor, that the Arrangement provides the Company Debentureholders with financial consideration that is greater than the financial consideration that the Company Debentureholders would otherwise be able to obtain under the change of control provisions of the Indentures.

Below is an example calculation of the consideration the Company Debentureholders will obtain pursuant to the Arrangement and the consideration that the Company Debentureholders would obtain if the Company Debentures were to remain outstanding.

						Aggregate Consideration
Company Debentures(1)	Aggregate Principal Outstanding	Current Conversion Price	Redemption Date(2)	Maturity Date	As of Redemption Date(3)	As of Maturity Date(4)	As of Effective Date(5)	Debenture Consideration Pursuant to the Arrangement(6)
Company 2013 Debentures (6.25%)	$58.4 million	$7.05	30/06/2018	30/06/2019	$64.0 million	$67.6 million	$67.9 million	$68.2 million
Company 2016 Debentures (5.25%)	$66.2 million	$7.28	30/09/2020	30/09/2021	$76.9 million	$80.3 million	$84.4 million	$84.7 million

(1)	The principal amount and conversion price of each series of Company Debentures is denominated in Canadian dollars. The consideration for the Company Debentures under the Arrangement is denominated in U.S. dollars. Accordingly, for ease of comparison, the applicable amounts in this table have been converted from Canadian dollars to U.S. dollars using an exchange rate of US$1.00 = C$1.2845.
(2)	The Company has the right to redeem the Company Debentures on or after the date that is one year prior to the maturity date at a redemption price equal to the principal amount of the Company Debentures to be redeemed, plus accrued and unpaid interest thereon (if any).
(3)	Assuming the Company Debentures are redeemed on the date that is one year prior to the applicable maturity date at an unadjusted conversion price. The amount has not been discounted to reflect the present value of the consideration as of the closing of the Arrangement.
(4)	Assuming the Company Debentures are redeemed on the maturity date at an unadjusted conversion price. The amount has not been discounted to reflect the present value of the consideration as of the closing of the Arrangement.
(5)	Assuming the Company Debentures are converted into Common Shares at the Cash Change of Control Conversion Price as of an Effective Date of April 27, 2018. The Arrangement is currently expected to close during the second calendar quarter of 2018. This expectation is subject to various risks. See “Information Circular – Forward-Looking Statements” and “Risk Factors”.
(6)	Assuming the Arrangement is consummated on April 27, 2018. The Arrangement is currently expected to close during the second calendar quarter of 2018. This expectation is subject to various risks. See “Information Circular – Forward-Looking Statements” and “Risk Factors”.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time (notwithstanding approval of the Arrangement Resolution and/or receipt of the Final Order) by:

•	the mutual written agreement of the Parties; or

•	the Company or the Purchaser, if:

•	the Arrangement Resolution is not approved by the Common Shareholders entitled to vote thereon at the Company Meeting in accordance with the Interim Order; or

•	after the date of the Arrangement Agreement, any Restraint is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or enjoins or otherwise prohibits the Company or the Purchaser from consummating the Arrangement and such Restraint has become final and non-appealable; provided that the Party seeking to terminate the Arrangement Agreement in such circumstances must have used commercially reasonable efforts to prevent, appeal or overturn such Restraint or otherwise have it lifted or rendered non-applicable in respect of the Arrangement and provided further that the enactment, making, enforcement or amendment of such Restraint was not primarily due to the fault of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

•	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not so terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

•	the Company if:

•	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under the Arrangement Agreement occurs that would cause any conditions in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the applicable terms of the Arrangement Agreement; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] of the Arrangement Agreement not to be satisfied; or

•	prior to the approval of the Arrangement Resolution in accordance with the Interim Order, the Board authorizes the Company, subject to complying with the terms of the Arrangement Agreement, to enter into a definitive written agreement (other than a confidentiality agreement permitted by the Arrangement Agreement) with respect to a Superior Proposal; or

•	after the Marketing Period has ended, (A) all conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Purchaser Conditions Precedent] of the Arrangement Agreement (excluding conditions that, by their terms, are to be satisfied on the Effective Date) have been satisfied or waived, (B) the Company has irrevocably given notice to the Purchaser in writing that it is ready, willing, and able to complete the Arrangement, (C) the Company has given the Purchaser written notice at least five (5) Business Days prior to such termination stating the Company’s intention to terminate the Arrangement Agreement, and (D) the Purchaser does not provide or cause to be provided the Depositary with sufficient funds to purchase the Common Shares contemplated by the Arrangement Agreement as required pursuant to the Arrangement Agreement within five (5) Business Days after the delivery of such notice; or

•	the Purchaser if:

•	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement occurs that would cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] of the Arrangement Agreement not to be satisfied; or

•

(A) the Board fails to recommend, or publicly withdraws, amends, modifies or qualifies in a manner adverse to the Purchaser Proposal, or publicly proposes to withdraw, amend, modify or qualify in a manner adverse to the Purchaser, the Board Recommendation (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days will not be considered to be an adverse withdrawal, amendment, modification or qualification, provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period), unless the Purchaser shall have breached a covenant or representation or warranty under the Arrangement Agreement in such a manner that the Company would be entitled to terminate the Arrangement Agreement in accordance with the applicable terms therein, (B) the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days will not be considered to be an acceptance, approval, endorsement or recommendation of such Acquisition Proposal, provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period), unless the Purchaser shall have breached a covenant or representation or warranty under the Arrangement Agreement in such a manner that the Company would be entitled to terminate the Arrangement Agreement in accordance with applicable terms therein, or (C) the Board enters into or publicly proposes to accept or enter into any written agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement) (any action set forth in clauses (A) or (B), a “Change in Recommendation”).

Termination Fees and Expenses

Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party and its affiliates and representatives incurring such costs or expenses and the Purchaser shall be responsible for any filing fees or similar fee and applicable Taxes payable to a Governmental Entity in connection with a Regulatory Approval.

If a Termination Fee Event occurs, the Company shall pay or cause to be paid to CDP Groupe Infrastructures Inc. (or to any of its affiliates as directed by notice in writing by CDPQ) the Termination Fee as liquidated damages. For the purposes of the Arrangement Agreement, “Termination Fee” means $28,400,000, and “Termination Fee Event” means the termination of the Arrangement Agreement:

•	by the Purchaser, pursuant to Section 7.2(1)(iv)(b) [Change in Recommendation] of the Arrangement Agreement;

•	by the Company, pursuant to Section 7.2(1)(iii)(b) [Superior Proposal] of the Arrangement Agreement;

•	by the Company or the Purchaser, pursuant to Section 7.2(1)(ii)(a) [Arrangement Resolution not Approved] or
Section 7.2(1)(ii)(b) [Effective Time not Prior to Outside Date] of the Arrangement Agreement, but only if:

•	prior to such termination in the case of a termination pursuant to Section 7.2(1)(ii)(b) [Effective Time not Prior to Outside Date] of the Arrangement Agreement, an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person;

•	prior to the time of the Company Meeting in the case of a termination pursuant to Section 7.2(1)(ii)(a) [Arrangement Resolution not Approved] of the Arrangement Agreement, an Acquisition Proposal publicly announced or otherwise publicly disclosed by any Person and such Acquisition Proposal has not expired or been withdrawn prior to the time of the Company Meeting; and

•	within twelve months following the date of such termination, any Acquisition Proposal is consummated or any definitive agreement is entered into that contemplates any Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within twelve months following such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in the Glossary of Terms, except that references to “20% or more” shall be deemed to be references to “50% or more”.

If the Arrangement Agreement has been terminated by the Purchaser pursuant to Section 7.2(1)(iv)(a) of the Arrangement Agreement [Company Breach], then the Company shall pay to CDP Groupe Infrastructures Inc. (or to any of its affiliates as directed by notice in writing by CDPQ) up to $3,000,000 on account of its reasonably incurred and documented expenses in connection with the Arrangement Agreement.

If a Reverse Termination Fee Event occurs, the Purchaser shall pay or cause to be paid to the Company the Reverse Termination Fee as liquidated damages. For the purposes of the Arrangement Agreement, “Reverse Termination

Fee” means $35,000,000, and “Reverse Termination Fee Event” means the termination of the Arrangement Agreement by the Company pursuant to Section 7.2(1)(iii)(a) [Purchaser Breach] or pursuant to Section 7.2(1)(iii)(c) [Failure to Fund] of the Arrangement Agreement.

Closing Date

The Arrangement shall become effective on the date upon which the Company and the Purchaser agree in writing as the Effective Date or, in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 6 of the Arrangement Agreement (described above under “Conditions to the Arrangement Becoming Effective”) (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist); provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set out in Article 6 of the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist), then the Effective Date will take place instead on the earliest of (i) any Business Day during the Marketing Period as may be specified by the Purchaser on no less than three Business Days’ prior written notice to the Company, (ii) the next Business Day after the final day of the Marketing Period or (iii) such other date as the Purchaser and the Company may agree in writing, but subject in each case to the satisfaction or waiver of the conditions set out in Article 6 of the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist).

Specific Performance

The Arrangement Agreement provides that the Company is entitled to seek specific performance as a third party beneficiary of the Purchaser’s rights against the Equity Investors under the Equity Commitment Letter and/or to seek specific performance to cause the Purchaser to enforce the obligations of the Equity Investors, under the Equity Commitment Letter; provided that such right shall only be available if:

•	all mutual conditions precedent to completing the Arrangement and conditions precedent to the obligations of the Purchaser, as set forth in Sections 6.1 and 6.2 of the Arrangement Agreement, have been satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but are reasonably capable of being satisfied by the Effective Date);

•	the Purchaser fails to consummate the Arrangement on the date on which the Effective Date should have occurred pursuant to the Arrangement Agreement;

•	the Debt Financing provided for by the Debt Commitment Letter (or any alternative financing to the Debt Financing contemplated by Section 4.8 of the Arrangement Agreement) has been funded or will be funded in accordance with the terms thereof on the Effective Date if the Equity Financing is funded on the Effective Date; and

•	the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing (or any alternative financings thereto contemplated by Section 4.8 of the Arrangement Agreement) are funded, it is ready, willing and able to consummate the Arrangement.

Limitation of Liability

The Arrangement Agreement provides that, subject to the Company’s right to injunctive and other equitable relief or other form of specific performance in accordance with the Arrangement Agreement to prevent breaches or threatened breaches of the Arrangement Agreement and to enforce compliance with the terms of the Arrangement Agreement and the indemnification or reimbursement obligations of the Purchaser thereunder, in the event that the Reverse Termination Fee is paid to the Company, payment of the Reverse Termination Fee shall be the sole and exclusive remedy of the Company and its Subsidiaries against the Purchaser or any of its former, current or future general or limited partners, stockholders, financing sources (including, without limitation, the Debt Financing Sources and the Equity Investors), managers, members, directors, officers or affiliates (collectively, the “Purchaser Related Parties”) for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated under the Arrangement Agreement to be consummated or for a breach or failure to perform any obligations required to be performed under the Arrangement Agreement or otherwise relating to or arising out of the Arrangement Agreement or the Arrangement.

The Arrangement Agreement provides that, subject to the Purchaser’s right to injunctive and other non-monetary equitable relief or specific performance in accordance with the Arrangement Agreement to prevent breaches or threatened breaches of the Arrangement Agreement and to enforce compliance with the terms of the Arrangement Agreement, and the reimbursement obligations of the Company thereunder, in the event that the Termination Fee is paid to the Purchaser, payment of the Termination Fee shall be the sole and exclusive remedy of any Purchaser Related Parties against the Company or any of its former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or affiliates for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated under the Arrangement Agreement to be consummated or for a breach or failure to perform all obligations required to be performed under the Arrangement Agreement or otherwise relating to or arising out of the Arrangement Agreement or the Arrangement.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Common Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

•	change the time for performance of any of the obligations or acts of the Parties;

•	modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

•	modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or

•	modify any mutual conditions contained in the Arrangement Agreement.

Notwithstanding anything to the contrary contained in the Arrangement Agreement, nothing in Sections 8.1, 8.2(11), 8.7, 8.12(3),
8.12(4) and 8.12(5) therein may be amended, supplemented, waived or otherwise modified in a manner adverse to the financial institutions identified in the Debt Commitment Letter (or any Debt Financing Sources related thereto) without the prior written consent of such financial institutions.

Governing Law

The Arrangement Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Pursuant to the terms of the Arrangement Agreement, the Parties agreed to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waived objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. However, the Parties agreed (i) not to bring or support an action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to the Arrangement Agreement or any of the transactions contemplated by Arrangement Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (ii) any such action, cause of action, claim, cross-claim or third-party claim shall be governed by the laws of the State of New York.

ARRANGEMENT MECHANICS

Depositary Agreement

Pursuant to the Arrangement Agreement, the Purchaser shall deposit, or cause to be deposited, cash with the Depositary in the aggregate amount equal to the payments in respect of the Common Shares required by the Plan of Arrangement. The Arrangement Agreement also provides that the Company shall deposit, or cause to be deposited, cash with the Depositary in the aggregate amount equal to the payments in respect of the Company Debentures required by the Plan of Arrangement. The Purchaser and the Depositary will enter into a depositary agreement prior to the Effective Date.

Certificates and Payment

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, a Common Shareholder holding such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time a cheque (or other form of immediately available funds) representing the cash which such holder has the right to receive under the Plan of Arrangement for such Common Shares, less any amounts withheld in respect of Taxes pursuant to the Plan of Arrangement, and any certificate so surrendered shall forthwith be cancelled.

The Depositary shall deliver the consideration in respect of those Company Debentures which are represented by a Global Debenture (as such term is defined in the applicable Indenture) to the Depositary, as defined in the applicable Indenture, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. Company Debentureholders whose interest in the applicable Company Debentures is not represented by a Global Debenture shall, upon surrender to the Depositary for cancellation of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding Company Debentures that were redeemed pursuant to the Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holders of such Company Debentures represented by such surrendered certificate(s) shall be entitled to receive, and the Depositary shall deliver to such holder, a cheque (or other form of immediately available funds) representing the consideration which such Company Debentureholder has the right to receive under the Plan of Arrangement for each C$1,000 of principal amount of such Company Debentures, less any amounts withheld in respect of Taxes pursuant to the Plan of Arrangement, and any certificate so surrendered shall forthwith be cancelled.

The Plan of Arrangement requires that, on the Effective Date, the Company shall deliver, or shall cause to be delivered, to each holder of Incentive Securities, as reflected on the register maintained by or on behalf of the Company in respect of such Incentive Securities, a cheque representing the cash payment, if any, which such holder of Incentive Securities has the right to receive under the Plan of Arrangement for such Incentive Security, less any amounts withheld in respect of Taxes pursuant to the Plan of Arrangement.

Pursuant to the Plan of Arrangement, any certificate, agreement or other instrument that immediately prior to the Effective Time represented outstanding Common Shares or Company Debentures not duly surrendered with all other documents required under the Arrangement Agreement on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder thereof of any kind or nature against or in the Company or the Purchaser. On such date, all consideration to which such former holder was entitled under the Plan of Arrangement shall be deemed to have been surrendered to the Purchaser or Company, as applicable, together with all entitlements to dividends, distributions and interest thereon held for such former holder.

Any payment made by way of cheque by the Depositary or the Company, as applicable, pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or the Company, as applicable, or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, Company Debentures and Incentive Securities pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

Pursuant to the Plan of Arrangement, in the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Company Debentures that were transferred, or redeemed, as applicable, pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, the Depositary shall issue and deliver (and the Purchaser or the Company shall cause the Depositary to issue and deliver) to the Person claiming such certificate to be lost, stolen or destroyed, in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the aggregate consideration in respect thereof which such holder is entitled to receive pursuant to the Arrangement, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such consideration is to be delivered shall, as a condition precedent to the delivery of such consideration, give an affidavit (in form and substance reasonably acceptable to the Purchaser or the Company, as applicable) of the claimed loss, theft or destruction of such certificate and a bond or surety satisfactory to the Purchaser or the Company, as applicable, and the Depositary (each acting reasonably) in such reasonable and customary sum as the Purchaser or the Company, as applicable, may direct, or otherwise indemnify the Purchaser, the Company and the Depositary in a manner satisfactory to the Purchaser or the Company, as applicable, and the Depositary, each acting reasonably, against any claim that may be made against the Purchaser, the Company and/or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

The Plan of Arrangement provides that the Company, the Purchaser, the Depositary and any other Person shall be entitled to deduct or withhold from any amount payable to any Person under the Plan of Arrangement, such amounts as the Company, the Purchaser, the Depositary or such other Person, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act or any provision of any other Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of the Arrangement Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

Letters of Transmittal

Registered Shareholders will have received with this Information Circular a Letter of Transmittal. In order to receive the Consideration, such Common Shareholders must complete and sign the applicable Letter of Transmittal enclosed with this Information Circular and deliver it and the other documents required by it, including the certificates representing the Common Shares, to the Depositary in accordance with the instructions contained in the applicable Letter of Transmittal. Beneficial Shareholders must contact their Intermediary to arrange for the surrender of their Common Shares.

The Depositary shall deliver the consideration in respect of those Company Debentures which are represented by a Global Debenture (as such term is defined in the applicable Indenture) to the Depositary, as defined in the applicable Indenture, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. The Depositary will need to receive a Letter of Transmittal completed by each registered holder of Company Debentures whose interest in the applicable Company Debentures is not represented by a Global Debenture. In order to receive the Debenture Consideration, such registered Company Debentureholders must complete and sign the applicable Letter of Transmittal and deliver it and the other documents required by it, including the certificates representing the Company Debentures, to the Depositary in accordance with the instructions contained in the applicable Letter of Transmittal. Holders of Company Debentures that hold Company Debentures through an Intermediary must ensure that the applicable Intermediary completes the necessary transmittal documents to ensure that they receive payment for their Company Debentures.

If you are a Registered Shareholder or Registered Debentureholder, you will receive the Consideration per Common Share or the Debenture Consideration per Company Debenture in U.S. dollars unless you exercise the right to elect in your Letter of Transmittal to receive the Consideration per Common Share or the Debenture Consideration per Company Debenture in respect of your Common Shares or Company Debentures in Canadian dollars.

If you are a non-registered Common Shareholder or Company Debentureholder, you will receive the Consideration per Common Share or the Debenture Consideration per Company Debenture in U.S. dollars unless you contact the

Intermediary in whose name your Common Shares or Company Debentures are registered and request that the Intermediary make an election on your behalf. If your Intermediary does not make an election on your behalf, you will receive payment in U.S. dollars.

The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by the Depositary, in its capacity as foreign exchange service provider to the Purchaser and Company, on behalf of those Common Shareholders or Company Debentureholders, respectively, who elect to receive Canadian dollars, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Common Shareholder or Company Debentureholder. The Depositary will act as principal in such currency conversion transactions.

The Letters of Transmittal contain procedural information relating to the Arrangement and should be reviewed carefully. Registered Shareholders can obtain additional copies of the applicable Letter of Transmittal by contacting the Transfer Agent. Registered holders of Company Debentures can obtain additional copies of the applicable Letter of Transmittal by contacting Computershare Trust Company of Canada, the indenture trustee under the Indentures. The forms of Letters of Transmittal are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Purchaser and the Company, subject to the consent of the Depositary, reserves the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Common Shareholders and Company Debentureholders. The granting of a waiver to one or more Common Shareholders or Company Debentureholders does not constitute a waiver for any other Common Shareholders or Company Debentureholders. The Company and the Purchaser reserve the right to demand strict compliance with the terms of the Letters of Transmittal and the Arrangement. The method used to deliver the Letters of Transmittal and any accompanying certificates representing the Common Shares or Company Debentures is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

Holders of DSUs and PSG Units need not complete any documentation to receive the consideration owed to them under the Arrangement in respect of their DSUs and/or PSG Units.

CERTAIN LEGAL AND REGULATORY MATTERS

Required Common Shareholder Approval

In order for the Arrangement to be effected, Common Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and any other related matters at the Company Meeting. The Arrangement Resolution must be approved by not less than 66 2⁄3% of the votes cast by Common Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at the Company Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast at the Company Meeting by Common Shareholders, excluding votes attached to Common Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101. See “Certain Legal and Regulatory Matters – Canadian Securities Law Matters”.

The full text of the Arrangement Resolution and Plan of Arrangement are attached to this Information Circular as Appendices B and D, respectively.

Court Approvals

On March 21, 2018, the Company obtained the Interim Order providing for the calling and holding of the Company Meeting and other procedural matters. A copy of the Interim Order is attached to this Information Circular as Appendix G.

The OBCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Common Shareholders at the Company Meeting in the manner required by the Interim Order, the Company will apply to the Court to obtain the Final Order. A copy of the Notice of Application for the Final Order is attached to this Information Circular as Appendix H.

The hearing in respect of the Final Order is scheduled to take place at the Ontario Superior Court of Justice (Commercial List) located at 330 University Avenue, Toronto, Ontario on April 25, 2018, at 10:00 a.m. (Toronto time), or as soon after such time as counsel may be heard. At the hearing, any Common Shareholder or other interested party, including any Company Debentureholder or holder of PSG Units and DSUs, who wishes to appear or to be represented and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Application for the Final Order and Interim Order and satisfy any other requirements of the Court.

The Court has broad discretion under the OBCA when making orders with respect to arrangements. The Court, when hearing the motion for the Final Order, will consider, among other things, the fairness of the Arrangement to Common Shareholders. The Court may approve the Arrangement in any manner it may direct and determine appropriate.

Once the Final Order is granted and the other conditions contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, the Articles of Arrangement will be filed with the Director under the OBCA for issuance of the Certificate of Arrangement giving effect to the Arrangement.

Required Regulatory Approvals

The completion of the Arrangement is conditional on the Competition Act Approval and HSR Act Approval.

Competition Act Approval

Part IX of the Competition Act requires that each of the parties to a transaction that exceeds the thresholds set out in sections 109 and 110 of the Competition Act (a “Notifiable Transaction”) provide the Commissioner of Competition with pre-Closing notification filings (“Notifications”) in respect of their Notifiable Transaction. The parties to a Notifiable Transaction cannot complete the transaction until the applicable statutory waiting period under section 123 of the Competition Act has expired or been terminated, an advance ruling certificate has been issued by the Commissioner of Competition pursuant to section 102 of the Competition Act, or an appropriate waiver of the requirement to submit Notifications has been provided by the Commissioner of Competition via the issuance of a No-Action Letter.

The statutory waiting period is 30 calendar days after the day on which the parties to the Notifiable Transaction submit their Notifications, provided that, before the expiry of this period, the Commissioner of Competition has not notified the parties pursuant to subsection 114(2) of the Competition Act that the Commissioner of Competition requires additional information that is relevant to the Commissioner of Competition’s assessment of the transaction (a “Supplementary Information Request”). If the Commissioner of Competition provides the parties with a Supplementary Information Request, the parties cannot complete the transaction until 30 calendar days after compliance with the Supplementary Information Request (unless an advance ruling certificate or a No-Action Letter is issued before the expiry of such extended period) and cannot complete the transaction after that 30 day period if there is any Competition Tribunal order in effect prohibiting completion of the transaction at that time.

The Arrangement constitutes a Notifiable Transaction under the Competition Act. On March 7, 2018, the Purchaser filed with the Commissioner of Competition a request for an advance ruling certificate or, in the alternative, a No-Action Letter. It is a condition to Closing of the Arrangement that Competition Act Approval be obtained.

HSR Act Approval

Under the HSR Act, certain transactions exceeding prescribed thresholds may not be completed until each Party has filed an HSR Form with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and with the U.S. Federal Trade Commission (the “FTC”, and together with the DOJ, the “Agencies”) and applicable waiting period requirements have been satisfied. The Arrangement exceeds the prescribed thresholds and therefore is subject to the applicable waiting period requirements of the HSR Act. On March 9, 2018, the Parties filed their respective HSR Forms under the HSR Act.

The waiting period under the HSR Act will expire at 11:59 p.m. on April 9, 2018, unless earlier terminated by the Agencies or unless the Agencies issue a request for additional information and documentary material (a “Second Request”) prior to that time. If the Agencies were to issue a Second Request, the waiting period with respect to the Arrangement would be extended until 30 days following substantial compliance with the Second Request. The Parties are entitled to complete the Arrangement following expiration, or early termination, of the waiting period, provided that the Agencies have not taken action that results in a court order enjoining the Arrangement. The expiration or early termination of the waiting period does not bar the Agencies from subsequently challenging the Arrangement. Expiration or early termination of any waiting period, and any extension thereof, applicable to the transactions contemplated by the Arrangement Agreement under the HSR Act is a condition to Closing of the Arrangement.

Canadian Transportation Act

On March 7, 2018, the Purchaser provided notice of the Arrangement to the Minister of Transport pursuant to section 53.1 of the Canadian Transportation Act and requested confirmation that the Minister of Transport is of the opinion that the Arrangement is either not subject to the Canadian Transportation Act or, if it is, that it does not raise issues with respect to the public interest as it relates to national transportation. Such confirmation is not a Required Regulatory Approval.

Canadian Securities Law Matters

The Company is a reporting issuer (or its equivalent) in all provinces and territories of Canada and, accordingly, is subject to applicable securities laws of such provinces and territories. In addition, the securities regulatory authorities in the provinces of Alberta, Manitoba, New Brunswick, Ontario and Quebec have adopted MI 61-101, which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction. In assessing whether the Arrangement could be considered to be a “business combination” for the purposes of MI 61-101, the Company reviewed all benefits or payments which related parties of the Company are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constituted a “collateral benefit”. For these purposes, the only related parties of the Company that are entitled to receive a benefit, directly or indirectly, as a consequence the Arrangement are the directors and executive officers of the Company.

Each of the executive officers and directors of the Company holds DSUs and/or PSG Units, as applicable. Pursuant to the Arrangement: (i) each DSU outstanding immediately prior to the Effective Time shall be transferred to the Company in exchange for a cash payment from the Company equal to the Consideration, less applicable withholdings; and (ii) any vesting conditions applicable to each PSG Unit outstanding immediately prior to the Effective Time shall accelerate in full (with PSG Units vesting based on a performance percentage of 100%) and each vested PSG Unit shall be transferred to the Company in exchange for a cash payment equal to the Consideration, less applicable withholdings.

Following disclosure by each of the directors and executive officers to the Board of the number of Common Shares, DSUs and/or PSG Units held by them and the benefits or payments that they expect to receive pursuant to the Arrangement, the Board has determined, except as described below, that the aforementioned benefits or payments fall within an exception to the definition of “collateral benefit” for the purposes of MI 61-101, since the benefits are: (i) received solely in connection with the directors’ or officers’ services as employees of the Company or of any affiliated entities of the Company; (ii) not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the directors or officers for their the Common Shares; and (iii) not conditional on the directors or officers supporting the Arrangement in any manner. Further, at the time of the entering into of the Arrangement Agreement, none of the directors or officers of the Company entitled to receive such benefits, except as disclosed below, exercised control or direction over, or beneficially owned, more than 1% of the issued and outstanding Common Shares, as calculated in accordance with MI 61-101.

Mr. Gallagher exercises control or direction over, or beneficially owns, more than 1% of the issued and outstanding Common Shares, as calculated in accordance with MI 61-101. As such, the acceleration of the PSG Units held by Mr. Gallagher in full and the transfer of such vested PSG Units to the Company in exchange for a cash payment equal to the Consideration (less applicable withholdings) may be considered to be a “collateral benefit” within the meaning of MI 61-101. Accordingly, the votes of Mr. Gallagher will be excluded from determining minority approval in accordance with MI 61-101.

Stock Exchange De-Listing and Reporting Issuer Status

The Common Shares, the Company 2016 Debentures and the Company 2013 Debentures are currently listed for trading on the TSX under the symbols “STB”, “STB.DB.A” and “STB.DB.C”. The Common Shares are also currently listed for trading on the NASDAQ under the symbol “STB”.

The Company expects that both the Common Shares and the Company Debentures will be de-listed from the TSX and the NASDAQ, as applicable, on or following the Effective Date.

Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent), as well as under the U.S. Exchange Act, as amended, or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents.

DISSENT RIGHTS OF COMMON SHAREHOLDERS

Registered Shareholders as of the Record Date have been provided with the right to dissent in respect of the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement (“Dissent Rights”). The following summary is qualified in its entirety by the provisions of section 185 of the OBCA, the Interim Order and the Plan of Arrangement.

Any Registered Shareholder as of the Record Date who validly exercises Dissent Rights (a “Dissenting Shareholder”) may be entitled, in the event the Arrangement becomes effective, to be paid by the Purchaser the fair value of the Common Shares held by such Dissenting Shareholder, which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted. A Dissenting Shareholder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares. Common Shareholders are cautioned that fair value could be determined to be less than the amount per Common Share payable pursuant to the terms of the Arrangement.

Section 185 of the OBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the Common Shares held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. One consequence of this provision is that a Registered Shareholder may exercise Dissent Rights only in respect of Common Shares that are registered in that Registered Shareholder’s name.

In many cases, Common Shares beneficially owned by a Beneficial Shareholder are registered either: (i) in the name of an Intermediary, or (ii) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise its Dissent Rights directly (unless the Common Shares are re-registered in the Beneficial Shareholder’s name). A Beneficial Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Beneficial Shareholder deals in respect of its Common Shares and either: (i) instruct the Intermediary to exercise Dissent Rights on the Beneficial Shareholder’s behalf (which, if the Common Shares are registered in the name of CDS Clearing and Depositary Services Inc. or other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would be able to exercise Dissent Rights directly.

A Registered Shareholder as of the Record Date who wishes to dissent must provide a written notice of dissent (“Dissent Notice”) to the Company at 160 Saunders Road, Unit 6, Barrie, Ontario, Canada, L4N 9A4, Attention: Patrick J. Walker to be received not later than 10:00 a.m. (Toronto time) on April 17, 2018 (or 10:00 a.m. (Toronto time) on the day which is two Business Days immediately preceding any adjourned or postponed Company Meeting). Failure to properly exercise Dissent Rights may result in the loss or unavailability of the right to dissent.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Company Meeting. No Registered Shareholder who has voted FOR the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to its Common Shares. A vote against the Arrangement Resolution, an abstention from voting, or a proxy submitted instructing a proxyholder to vote against the Arrangement Resolution does not constitute a Dissent Notice, but a Registered Shareholder need not vote its Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote FOR the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit his or her Dissent Rights.

Within ten days after Common Shareholders adopt the Arrangement Resolution, the Company is required to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Common Shareholder who voted FOR the Arrangement Resolution or who has withdrawn its Dissent Notice.

A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Company Meeting must then, within twenty days after receipt of notice that the Arrangement Resolution has been adopted, or if a Dissenting Shareholder does not receive such notice, within twenty days after learning that the Arrangement Resolution has been adopted, send to the Company, care of the Transfer Agent at 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, a written notice containing his or her name and address, the number of Common Shares in respect of which he or she dissents (the “Dissenting Shares”), and a demand for payment of the fair value of such Common Shares (the “Demand for Payment”). Within thirty days after sending a Demand for Payment, a Dissenting Shareholder must send to the Company, care of the Transfer Agent, certificates representing the Common Shares in respect of which he or she dissents. The Company will, or will cause the Transfer Agent to, endorse on the applicable Common Share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return such Common Share certificates to a Dissenting Shareholder.

Failure to strictly comply with the requirements set forth in section 185 of the OBCA, as modified by the Plan of Arrangement and Interim Order, may result in the loss of any right to dissent.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Common Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares held by such Dissenting Shareholder, except where: (i) a Dissenting Shareholder withdraws its Dissent Notice before the Company makes an offer to pay (an “Offer to Pay”), or (ii) the Company fails to make an Offer to Pay and a Dissenting Shareholder withdraws the Demand for Payment, in which case a Dissenting Shareholder’s rights as a Common Shareholder will be reinstated as of the date of the Demand for Payment.

Pursuant to the Plan of Arrangement, in no case shall the Company or any other person be required to recognize any Dissenting Shareholder as a Common Shareholder in respect of which Dissent Rights have been validly exercised after the time that is immediately prior to the Effective Time and the names of such Dissenting Shareholders shall be removed from the register of holders of Common Shares in respect of which Dissent Rights have been validly exercised at the Effective Time and the Purchaser shall be recorded as the registered holder of such Common Shares and shall be deemed to be the legal owner of such Common Shares.

In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Debentures or holders of DSUs or PSG Units; and (ii) Common Shareholders who vote or have instructed a proxyholder to vote such Common Shares FOR the Arrangement Resolution (but only in respect of such Common Shares).

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as any Common Shareholder who is not a Dissenting Shareholder.

The Company is required, not later than seven days after the later of the Effective Date or the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Shares in an amount considered by the Board to be the fair value of the Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay for Common Shares of the same class must be on the same terms. The Purchaser must pay for the Dissenting Shares of a Dissenting Shareholder within ten days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Company does not receive an acceptance within thirty days after the Offer to Pay has been made.

If the Company fails to make an Offer to Pay for Dissenting Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Company may, within fifty days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissenting Shares. If the Company fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Before the Company makes an application to court or not later than seven days after a Dissenting Shareholder makes an application to court, the Company will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered against the Company in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The foregoing is only a summary of the provisions of the OBCA regarding the rights of Dissenting Shareholders (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. Common Shareholders are urged to review a complete copy of section 185 of the OBCA, attached as Appendix H to this Information Circular, and those Common Shareholders who wish to exercise Dissent Rights are also advised to seek legal advice, as failure to comply strictly with the provisions of the OBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss or unavailability of their Dissent Rights.

INFORMATION CONCERNING THE COMPANY

General

The Company is the third largest provider of school bus transportation services in North America. Founded in 1997 by the Chair of the Board, the Company now operates more than 175 operations and facilities across North America with more than 13,500 vehicles providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions. The Company employs approximately 15,000 employees including drivers, dispatchers, maintenance technicians, terminal managers and information technology professionals in providing its services to over 1.25 million students daily to schools in 23 U.S. states and 2 Canadian provinces across North America. The Company was incorporated on September 22, 2004 under the OBCA. The Company itself does not carry on any active business. The Company’s business is conducted through its Subsidiaries, including Parkview Transit Inc., Student Transportation of America Holdings, Inc., and Student Transportation of America, Inc.

The registered head office of the Company is located at 160 Saunders Road, Unit 6, Barrie, Ontario, L4N 9A4 and its executive office is located at 3349 Highway 138, Building A, Suite C, Wall, New Jersey 07719.

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares and preferred shares. As of the Record Date, there were 95,240,655 Common Shares issued and outstanding and no preferred shares issued or outstanding. Common Shareholders are entitled to receive notice of, attend and vote at all meetings of the Common Shareholders.

Holders of the Common Shares are entitled to receive dividends as and when declared by the Board. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the Common Shares are entitled to receive the remaining assets of the Company available for distribution, after payment of liabilities, in the event of liquidation, dissolution or winding-up of the Company.

The Common Shares carry one vote per Common Share for all matters coming before Common Shareholders at the Company Meeting. Only Common Shareholders of record as at the Record Date will be entitled to vote at the Company Meeting.

Trading in Common Shares and Company Debentures

The Common Shares, the Company 2016 Debentures and the Company 2013 Debentures are currently listed for trading on the TSX under the symbols “STB”, “STB.DB.A” and “STB.DB.C”. The Common Shares are also currently listed for trading on the NASDAQ under the symbol “STB”. The Company expects that both the Common Shares and the Company Debentures will be de-listed from the TSX and the NASDAQ, as applicable, on or following the Effective Date. See “Certain Legal and Regulatory Matters – Stock Exchange De-Listing and Reporting Issuer Status”.

The following tables summarize the monthly range of high and low prices per Common Share and per Company Debenture, as well as the total monthly trading volumes of the Common Shares and the Company Debentures on the TSX and of the Common Shares on the NASDAQ during the twelve-month period preceding the date of this Information Circular according to Bloomberg:

Common Shares (TSX)

Month	High (C$)	Low (C$)	Volume
March 2017	7.82	7.26	3,817,620
April 2017	8.18	7.77	2,928,706
May 2017	8.25	7.815	3,402,169
June 2017	8.15	7.76	3,068,430
July 2017	7.97	7.28	2,597,803
August 2017	7.545	7.22	2,036,533
September 2017	7.58	6.98	4,548,993
October 2017	7.71	7.36	2,138,932
November 2017	7.64	7.29	2,356,167
December 2018	7.86	7.365	2,423,684
January 2018	7.81	7.27	2,281,747
February 2018	9.65	7.00	9,120,871

Month	High (C$)	Low (C$)	Volume
March 1 - 20, 2018	9.84	9.58	7,809,179

Common Shares (NASDAQ)

Month	High ($)	Low ($)	Volume
March 2017	5.87	5.42	6,180,868
April 2017	6.13	5.80	5,988,312
May 2017	6.09	5.68	5,406,806
June 2017	6.095	5.76	4,509,113
July 2017	6.21	5.8216	3,378,331
August 2017	6.02	5.69	2,952,740
September 2017	6.19	5.73	5,023,428
October 2017	6.05	5.84	3,418,702
November 2017	5.99	5.69	4,147,779
December 2018	6.20	5.75	4,284,349
January 2018	6.28	5.90	3,277,509
February 2018	7.51	5.58	28,134,109
March 1 - 20, 2018	7.54	7.47	25,187,455

6.25% Convertible Unsecured Subordinated Debentures due June 30, 2019

Month	High (C$)	Low (C$)	Volume
March 2017	106.50	105.30	294,500
April 2017	106.50	105.58	608,000
May 2017	107.00	105.00	785,000
June 2017	105.30	104.00	192,000
July 2017	104.50	102.00	335,000
August 2017	102.50	100.11	589,000
September 2017	102.51	100.99	710,000
October 2017	105.30	101.65	719,000
November 2017	103.91	101.51	1,677,000
December 2018	104.24	102.50	451,000
January 2018	104.74	103.00	624,000
February 2018	113.13	103.00	4,000,500
March 1 - 20, 2018	115.00	111.00	11,302,000

5.25% Convertible Unsecured Subordinated Debentures due September 30, 2021

Month	High (C$)	Low (C$)	Volume
March 2017	104.00	103.00	1,309,000
April 2017	107.62	103.55	1,105,000
May 2017	105.03	103.99	1,537,000
June 2017	105.50	103.50	936,000
July 2017	105.01	103.50	744,000
August 2017	105.00	103.49	455,000
September 2017	104.25	102.75	697,000
October 2017	103.20	102.51	341,000
November 2017	104.25	102.60	681,000
December 2018	103.75	103.01	422,000
January 2018	104.50	103.25	586,000
February 2018	123.63	102.00	9,699,000
March 1 - 20, 2018	126.75	122.80	17,214,000

On February 27, 2018, the last trading day on which the Common Shares and Company Debentures traded prior to the Company’s announcement that it had entered into the Arrangement Agreement, the closing price of the Common Shares was $6.01 on the NASDAQ, the closing price of the Common Shares was C$7.67 on the TSX, the price quoted for the Company 2013 Debentures due 2019 was C$103.50 and the price quoted for the Company 2016 Debentures due 2021 was C$103.45.

Material Changes in the Affairs of the Company

To the knowledge of the directors and executive officers of the Company and except as publicly disclosed or otherwise described in this Information Circular, there are no plans or proposals for material changes in the affairs of the Company.

Dividend Policy

The Company’s dividend policy, which was updated and approved by the Board on May 8, 2015, contemplates an annual dividend of approximately $0.44 per Common Share paid monthly at approximately $0.03667 per Common Share. The Company also established a dividend reinvestment plan in May 2009 to enable eligible Common Shareholders to reinvest dividends on their Common Shares to acquire additional Common Shares directly from the treasury of the Company at a price based on the volume weighted average of the closing price of the Common Shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount

Common Shareholders are advised that while the Arrangement Agreement permits the Company to set a record date for cash dividends or other cash distributions on the Common Shares that is prior to the Effective Time that are: (i) regular monthly cash dividends consistent with past practice and the Company’s dividend policy paid to Common Shareholders on March 15, 2018, April 16, 2018, May 15, 2018, June 15, 2018 and July 15, 2018, each in an amount of $0.03667 per Common Share, and (ii) pursuant to the Company’s dividend reinvestment plan. For the avoidance of doubt, if the Effective Time occurs prior to a record date for a cash dividend or other cash distribution on the Common Shares, no such dividend or distribution will be paid. For example, in the event that April 30, 2018 is set as the record date for a dividend to be paid on Common Shares, which would be payable May 15, 2018, and the Effective Time occurs on or before the close of business on April 30, 2018, no such dividend will be paid.

The amount and timing of future dividends, if any, payable by the Company will continue to be at the discretion of the Board and may vary depending on, among other things, the Company’s earnings, financial requirements, debt covenants, the satisfaction of solvency tests imposed by the OBCA for the declaration of dividends and other conditions existing at such time.

INFORMATION CONCERNING THE PURCHASER AND EQUITY INVESTORS

The Purchaser

Spinner Can AcquireCo Inc.

1000, Place Jean-Paul-Riopelle

Montreal, Quebec

H2Z 2B3

The Purchaser, a corporation incorporated under the OBCA, was formed on February 22, 2018, solely for the purpose of engaging in the transactions contemplated by the Arrangement Agreement, and has not engaged in any business activities other than in connection with the transactions contemplated by the Arrangement Agreement and obtaining the Financing contemplated by the Arrangement Agreement. The Purchaser is affiliated with one or more of the Equity Investors.

The Equity Investors

Caisse de dépôt et placement du Québec

1000, Place Jean-Paul-Riopelle

Montreal, Quebec H2Z 2B3

CDPQ is an institutional investor established by an Act of Quebec’s National Assembly on July 15, 1965 that manages several public and parapublic pension plans and insurance programs in Quebec. It is the second largest pension fund in Canada managing net assets of around C$298.5 billion invested in Canada and elsewhere.

Ullico Infrastructure Master Fund, L.P.

8403 Colesville Road

Silver Spring, Maryland 20910

Ullico was established by Ullico Investment Advisors, Inc., the subsidiary of Ullico Inc., an insurance and investment corporation founded by the American Federation of Labor on May 1, 1927, to assist in the investment, maintenance and refurbishment of infrastructure. Ullico’s investment goal is to achieve attractive risk-adjusted returns with significant annual cash yield and relatively low volatility by building a diversified portfolio of equity and mezzanine debt investments with both minority and controlling interests.

Upon completion of the Arrangement, the Company will be directly owned by the Purchaser and indirectly owned by the Equity Investors or one of their respective affiliates.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act generally applicable, as of the date hereof, to a Common Shareholder or a Company Debentureholder, as the case may be, who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and, in the case of a Common Shareholder, the Purchaser, (ii) is not affiliated with the Company or, in the case of a Common Shareholder, the Purchaser, (iii) disposes of Common Shares or Company Debentures pursuant to the Plan of Arrangement, and (iv) holds its Common Shares or Company Debentures, as the case may be, as capital property (a “Holder”). Generally, Common Shares or Company Debentures, as the case may be, will be capital property to a Holder unless the Common Shares or Company Debentures, as the case may be, are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders (as defined below) whose Common Shares or Company Debentures might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the

Tax Act to have such Common Shares or Company Debentures, as the case may be, and every other “Canadian Security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Resident Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

This summary does not address the tax consequences to holders of DSUs or PSG Units. Such holders are advised to consult their own tax advisors regarding the consequences of any such transactions in their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”) and counsel’s understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency (the “CRA”) prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary is not applicable to a Holder (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) who has acquired Common Shares on the exercise of an employee stock option; (iv) that is a partnership; (v) an interest in which is a “tax shelter investment” as defined in the Tax Act; (vi) that reports its “Canadian tax results” within the meaning of section 261 of the Tax Act in a currency other than Canadian currency; or (vii) that has entered into a “derivative forward agreement” as defined in the Tax Act in respect of the Common Shares or Company Debentures. Such Holders should consult their own tax advisors.

This summary does not take into account the Proposed Amendments intended to address the taxation of private corporations and their shareholders that were announced by the Minister of Finance (Canada) on February 27, 2018 as part of the 2018 Federal Budget (the “Budget 2018 Proposals”), Holders that are private corporations that are resident (or deemed to be resident) in Canada for purposes of the Tax Act should consult their own tax advisors regarding the implications of the Budget 2018 Proposals having regard to their particular circumstances.

This summary is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.

Canadian Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of a Common Share or Company Debenture must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty (a “Resident Holder”).

Disposition of Common Shares under the Arrangement

Generally, a Resident Holder who disposes of Common Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the Consideration received by the Resident Holder exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Common Shares to the Resident Holder and any reasonable costs of disposition. For a discussion of the treatment of capital gains (and capital losses), see “– Taxation of Capital Gains and Capital Losses” below.

Resident Dissenting Shareholders

In the case of a Resident Holder who is a Dissenting Shareholder (a “Resident Dissenting Shareholder”), such Resident Holder will be entitled, in the event the Arrangement becomes effective, to be paid by the Purchaser the fair value of the Common Shares held by such Resident Holder.

In general, a Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount by which the consideration received in respect of the fair value of the Common Shares held by such Resident Holder (other than in respect of interest awarded by a court) exceeds (or is exceeded by) the adjusted cost base of such Common Shares and any reasonable costs of disposition. For a discussion of the treatment of capital gains (and capital losses), see “Taxation of Capital Gains and Capital Losses” below. Any interest awarded by a court to a Resident Dissenting Shareholder is required to be included in such Resident Holder’s income for the purposes of the Tax Act.

Redemption Amendments

It is not certain whether or not the amendments to the Indentures pursuant to the Plan of Arrangement (the “Redemption Amendments”) would result in a disposition of the Company Debentures for Canadian tax purposes. Canadian jurisprudence has held that the amendment of fundamental terms of a debt instrument can result in the creation of a new debt obligation in some circumstances. Thus, there can be no assurance that the CRA would not treat the Redemption Amendments as dispositions of the applicable Company Debentures, or that a Canadian court would not agree with that position. Each Resident Holder that is a Company Debentureholder should consult its own tax advisor regarding the proper treatment of the Redemption Amendments for Canadian income tax purposes.

If the Redemption Amendments do not cause a disposition of the applicable Company Debentures, a Resident Holder will not be considered to have disposed of the Company Debentures for income tax purposes, and no capital gain (or capital loss) will be realized at the time the Redemption Amendments become effective.

In the event that the Redemption Amendments do cause a disposition of the applicable Company Debentures, a Resident Holder will be deemed to have received proceeds of disposition equal to the fair market value of the Company Debentures owned by the Resident Holder at the time the Redemption Amendments become effective (the “Redemption Effective Time”). The Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the Resident Holder’s deemed proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the Company Debentures owned at the Redemption Effective Time. For a discussion of the treatment of capital gains (and capital losses), see “– Taxation of Capital Gains and Losses” below. The cost of the Company Debentures to the Resident Holder immediately after the Redemption Effective Time will be equal to the fair market value of the Company Debentures at such time. In the event that a Resident Holder realizes a capital loss as a result of the Redemption Amendments, the loss otherwise realized will generally be denied for purposes of the Tax Act and will instead be added in computing the Resident Holder’s adjusted cost base of the Company Debentures.

Disposition of Company Debentures on Redemption

On a redemption of Company Debentures for the Debenture Consideration pursuant to the Plan of Arrangement, a Resident Holder generally will be required to include in computing income for the taxation year in which the redemption occurs all interest that has accrued on such Holder’s Company Debentures from the date of the last interest payment date to the date of redemption, except to the extent that such interest has otherwise been included in such Holder’s income for that taxation year or a preceding taxation year.

In addition, any amount paid by the Company to a Resident Holder as a penalty or bonus because of the repayment by the Company of all or part of the principal amount of a Company Debenture before the maturity thereof, as a result of the redemption thereof, will be deemed to be interest received at that time by the Resident Holder, to the extent that such amount can reasonably be considered to relate to, and does not exceed the value at the time of the redemption of, the interest that would have been paid or payable on the Company Debenture for a taxation year ending after the redemption had the Company Debenture not been redeemed, and the amount thereof will constitute ordinary income and not proceeds of disposition to the Resident Holder.

A Resident Holder who disposes of Company Debentures pursuant to a redemption by the Company pursuant to the Plan of Arrangement will be considered to have disposed of such Company Debentures for proceeds of disposition equal to the amount received by the Resident Holder (other than any amount received or deemed to be received on account of interest) on such redemption. The Resident Holder will realize a capital gain (or capital loss) on the disposition of the Company Debentures equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the Company Debentures so redeemed. For a discussion of the treatment of capital gains (and capital losses), see “– Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in the year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

In the case of a Resident Holder that is a corporation, the amount of any capital loss realized by such Holder on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Common Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares directly or indirectly through a partnership or trust. Any such Resident Holder should consult its own tax advisor.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax on certain of its investment income, including an amount in respect of taxable capital gains and interest income.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the potential application of alternative minimum tax.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold its Common Shares or Company Debentures, as the case may be, in connection with carrying on a business in Canada and, in the case of a Company Debentureholder, is entitled to receive all payments made under such Holder’s Company Debentures, including principal and interest (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). In addition, this discussion is not applicable to a Non-Resident Holder that is, or does not deal at arm’s length with, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company. Such Non-Resident Holders should consult their own tax advisors.

Disposition of Common Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares under the Arrangement unless the Common Shares are “taxable Canadian property” (within the meaning of the Tax Act) to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty. For a discussion of what constitutes “taxable Canadian property”, see “– Taxable Canadian Property” below.

Non-Resident Dissenting Shareholders

In the case of a Non-Resident Holder who is a Dissenting Shareholder (a “Non-Resident Dissenting Shareholder”), such Non-Resident Holder will be entitled, in the event the Arrangement becomes effective, to be paid by the Purchaser the fair value of the Common Shares held by such Non-Resident Holder, and may realize a capital gain (or capital loss) in a manner similar to that discussed above under “Holders Resident in Canada – Dissenting Resident Shareholders”. As discussed above under “Holders Not Resident in Canada – Disposition of Common Shares under the Arrangement”, any resulting capital gain will only be subject to tax under the Tax Act if the Common Shares are taxable Canadian property to the Non-Resident Dissenting Shareholder and the Non-Resident Dissenting Shareholder is not entitled to relief under an applicable tax treaty.

The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will not be subject to Canadian withholding tax provided that such interest is not “participating debt interest” (as defined in the Tax Act). For a discussion of what constitutes “participating debt interest”, see “Risk Factors – Risk Factors Related to the Arrangement – The CRA could assert that a Non-Resident Company Debentureholder is subject to withholding tax on a portion of the Debenture Consideration.”

Redemption Amendments and Disposition of Company Debentures on Redemption

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any amount in respect of any capital loss) realized on the disposition of Company Debentures pursuant to the Redemption Amendments (if such amendments cause a disposition of the applicable Company Debentures) or a redemption pursuant to the Plan of Arrangement, unless such Company Debentures constitute taxable Canadian property of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty. For a discussion of what constitutes “taxable Canadian property”, see “– Taxable Canadian Property” below.

Additionally, a Non-Resident Holder should not be subject to withholding tax under the Tax Act in respect of interest, including (i) interest paid to a Non-Resident Holder, and (ii) amounts deemed to be interest paid or credited to the Non-Resident Holder on a disposition of a Company Debenture pursuant to the Redemption Amendments (if such amendments cause a disposition of the applicable Company Debentures) or a redemption pursuant to the Plan of Arrangement, provided that the interest is not participating debt interest. See “Risk Factors – Risk Factors Related to the Arrangement – The CRA could assert that a Non-Resident Company Debentureholder is subject to withholding tax on a portion of the Debenture Consideration” below.

Taxable Canadian Property

Provided the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and the NASDAQ) at the time of disposition of the Common Shares or Company Debentures, as the case may be, the Common Shares and the Company Debentures will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding that time: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resource properties” (as defined in the Tax Act); (c) “timber resource properties” (as defined in the Tax Act); and (d) options in respect of, or interests in or for civil law rights in, property described in (a) to (c), whether or not the property exists. A Non-Resident Holder contemplating a disposition of Common Shares or Company Debentures that may constitute taxable Canadian property should consult its own tax advisor prior to such disposition.

Even if the Common Shares or Company Debentures are considered to be taxable Canadian property of a Non-Resident Holder, the Non-Resident Holder may be exempt from tax under the Tax Act on any gain on the disposition thereof if the Common Shares or Company Debentures, as the case may be, constitute “treaty-protected property” (as defined in the Tax Act). Common Shares and Company Debentures owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition thereof would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

In the event that the Common Shares or Company Debentures constitute taxable Canadian property but not treaty-protected property to a Non-Resident Holder, then the tax consequences described above under “Holders Resident in Canada – Disposition of Common Shares under the Arrangement”, in the case of Common Shares, or “Holders Resident in Canada – Disposition of Company Debentures on Redemption”, in the case of Company Debentures, will generally apply.

A Non-Resident Holder whose Common Shares or Company Debentures may be taxable Canadian property should consult its own tax advisor, including with regard to any Canadian income tax reporting requirement arising from the Arrangement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the Arrangement to a “U.S. Holder”. For this purpose, a U.S. Holder is a person who is the beneficial owner of Common Shares or Company Debentures and is (i) a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions, (iii) a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or a trust in existence on August 20, 1996 that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person, or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds Common Shares or Company Debentures, the U.S. tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that is a beneficial owner of Common Shares or Company Debentures should consult its own tax advisor.

This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder. This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final United States Treasury Regulations promulgated thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service and none will be sought with respect to the consequences discussed below. The discussion below is not binding on the Internal Revenue Service or the courts. The discussion only applies to U.S. Holders who hold Common Shares or Company Debentures as capital assets within the meaning of Section 1221 of the Code. The discussion does not apply to certain types of U.S. Holders (such as insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, real estate investment trusts, expatriates, persons who acquired Common Shares pursuant to the exercise of employee stock option or right or otherwise as compensation, traders, broker-dealers, persons who hold or have held Common Shares or Company Debentures as part of a straddle or a hedging, integrated constructive sale or conversion transaction for tax purposes, U.S. Holders that own (directly, indirectly or by attribution) 10% or more, by vote or value, of the outstanding Common Shares or U.S. Holders that have a “functional currency” other than the U.S. dollar) who may be subject to special rules. This discussion does not address any aspect of state, local or foreign or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE FOR GENERAL INFORMATION PURPOSES ONLY AND ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ARRANGEMENT. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, THE COMPANY URGES U.S. HOLDERS TO CONSULT WITH THEIR TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO THEM AND THE PARTICULAR TAX EFFECTS TO THEM OF THE ARRANGEMENT, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

U.S. Federal Income Tax Consequences for U.S. Holders of Common Shares

The receipt of cash by a U.S. Holder for Common Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who surrenders Common Shares for cash pursuant to the Arrangement will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the U.S. dollars received and the U.S. Holder’s adjusted tax basis in the Common Shares surrendered. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) surrendered for cash pursuant to the Arrangement. Such gain or loss will be long-term capital gain or loss if the Common Shares have been held by the U.S. Holder for more than one year and will be short-term capital gain or loss if the Common Shares have been held for one year or less. Long-term capital gains for non-corporate U.S. Holders are generally subject to a maximum United States federal income tax rate of 20% under current law. The deductibility of capital losses is subject to limitation.

Certain non-corporate U.S. Holders are subject to a 3.8% tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally includes any gain recognized by a U.S. Holder upon a disposition of Common Shares. U.S. Holders are urged to consult their tax advisors regarding the applicability of this tax in connection with a surrender of their Common Shares pursuant to the Arrangement.

U.S. Federal Income Tax Consequences for U.S. Holders of Company Debentures

The receipt of cash by a U.S. Holder for Company Debentures pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who surrenders Company Debentures for cash pursuant to the Arrangement will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the U.S. dollars received and the U.S. Holder’s adjusted tax basis in the Company Debentures surrendered (less any accrued interest that has not previously been included in income, which will be taxable as interest income). Such gain or loss will be long-term capital gain or loss if the Company Debentures have been held by the U.S. Holder for more than one year and will be short-term capital gain or loss if the Company Debentures have been held for one year or less. Long-term capital gains for non-corporate U.S. Holders are generally subject to a maximum United States federal income tax rate of 20% under current law. The deductibility of capital losses is subject to limitation.

Any U.S. Holder of a Company Debenture that acquired the Company Debenture after the original issuance of the Company Debenture may be subject to special treatment, in particular the recognition of ordinary income on any so-called “market discount” that has accrued since the date of the U.S. Holder’s acquisition of the Company Debenture.

Certain non-corporate U.S. Holders are subject to a 3.8% tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally includes any gain recognized by a U.S. Holder upon a disposition of Company Debentures. U.S. Holders are urged to consult their tax advisors regarding the applicability of this tax in connection with a surrender of their Company Debentures pursuant to the Arrangement.

Passive Foreign Investment Company Status

If the Company was a passive foreign investment company (a “PFIC”) in any taxable year during which a U.S. Holder owns Common Shares, special, and generally unfavorable, rules will apply to such U.S. Holder.

For U.S. federal income tax purposes, a non-U.S. corporation, such as the Company, is classified as a PFIC for each taxable year in which either:

(a) at least 75% or more of its gross income consists of certain specified types of “passive income;” or

(b) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For purposes of these tests, if a non-U.S. corporation, such as the Company, owns directly or indirectly at least 25% of the value of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. In addition, the determination of “passive income” does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income. For these purposes, a person is considered to be related with respect to a non-U.S. corporation if that person owns, directly or indirectly, stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company does not believe it was classified as a PFIC for previous taxable years and does not expect to be classified as a PFIC for the current taxable year. However, the determination of whether or not the Company is a PFIC is made on an annual basis and is based on the types of income the Company earns and the types and values of the Company’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the Internal Revenue Service would not challenge the determination made by the Company concerning its PFIC status.

If the Company had been a PFIC for any taxable year in which Common Shares were held by a U.S. Holder, the U.S. Holder could be subject to increased tax liability and an interest charge on the sale of the U.S. Holder’s Common Shares. U.S. Holders are urged to discuss the potential application of the PFIC rules with their tax advisors.

Information Reporting; Backup Withholding

In general, a U.S. Holder will be subject to information reporting and backup withholding at the current rate of 24% with respect to proceeds received from the disposition of Common Shares and Company Debentures, unless the U.S. Holder: (i) is an exempt recipient and, when required, establishes this exemption or (ii) in the case of backup withholding, provides the U.S. Holder’s correct U.S. taxpayer identification number (“TIN”), certifies that the U.S. Holder is not currently subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Holder can satisfy these requirements by completing and submitting an Internal Revenue Service Form W-9. A U.S. Holder that does not provide the U.S. Holder’s correct TIN may be subject to penalties imposed by the Internal Revenue Service.

Backup withholding is not an additional tax; any amount so withheld may be credited against the U.S. Holder’s United States federal income tax liability. If backup withholding results in an overpayment of United States federal income taxes, a refund may be obtained from the Internal Revenue Service, subject to certain conditions.

Foreign Tax Credits

Any tax withheld by Canadian taxing authorities may, subject to complex limitations, be claimed as a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes (subject to newly-enacted limitations). In general, the limitation of non-U.S. taxes eligible for credit is calculated separately with respect to specific classes of income. On account of the complexity of these limitations, each U.S. Holder should consult its own tax advisor with respect to the amount of non-U.S. taxes that may be claimed as a credit or deduction.

RISK FACTORS

Common Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Information Circular, including certain sections of documents publicly filed, which sections are incorporated by reference herein.

Risk Factors Related to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the share price of the Common Shares or otherwise adversely affect the business of the Company.

The completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Company, including Common Shareholder approval, the Required Regulatory Approvals and receipt of the Final Order. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied by. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement. If: (i) Common Shareholders choose not to approve the Arrangement, (ii) the Company otherwise fails to satisfy, or fails to obtain a waiver of the satisfaction of, the Closing conditions to the transaction and the Arrangement is not completed, (iii) a Material Adverse Effect has occurred that results in the termination of the Arrangement Agreement, or (iv) any legal proceeding results in enjoining the transactions contemplated by the Arrangement, the Company could be subject to various adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement, including, among others, legal, accounting, financial advisory and financial printing expenses.

If the Arrangement is not completed, the market price of the Common Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

In addition, since the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company. This may adversely affect the Company’s ability to attract or to retain key management and personnel in the period until the Arrangement is completed or terminated.

The Arrangement Agreement may be terminated in certain circumstances.

Each of the Parties has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement will not be terminated by either Party before the completion of the Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Common Shares or otherwise adversely affect the business of the Company.

The Termination Fee provided under the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances may discourage other parties from attempting to acquire the Company.

Under the Arrangement Agreement, the Company is required to pay a Termination Fee of $28,400,000 in the event the Arrangement Agreement is terminated following the occurrence of a Termination Fee Event. The Termination Fee may discourage other parties from attempting to acquire the Common Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. See “The Arrangement Agreement – Termination Fees and Expenses”.

Even if the Arrangement Agreement is terminated without payment of the Termination Fee, the Company may, in the future, be required to pay the Termination Fee in certain circumstances.

Under the Arrangement Agreement, the Company may be required to pay the Termination Fee to the Purchaser at a date subsequent to the termination of the Arrangement Agreement if the Arrangement Agreement is terminated pursuant to Section 7.2(1)(ii)(a) [Arrangement Resolution not Approved] or Section 7.2(1)(ii)(b) [Effective Time not Prior to Outside Date] of the Arrangement Agreement, if (i) prior to the Company Meeting in the case of a termination pursuant to Section 7.2(1)(ii)(a) of the Arrangement Agreement, an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person and such Acquisition Proposal has not expired or been withdrawn prior to the time of the Company Meeting, (ii) prior to such termination in the case of termination pursuant to Section 7.2(1)(ii)(b) of the Arrangement Agreement, an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person; and (iii) within 12 months following the date of such termination, any Acquisition Proposal is consummated or any definitive agreement is entered into that contemplates any Acquisition Proposal and such Acquisition Proposal is later consummated. For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in the Glossary of Terms in Appendix A to this Information Circular, except that references to “20% or more” shall be deemed to be references to “50% or more”. See “The Arrangement Agreement – Termination Fees and Expenses”.

While the Arrangement is pending, the Company is restricted from taking certain actions.

The Arrangement Agreement restricts the Company from taking certain specified actions until the Arrangement is completed without the consent of the Purchaser. These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The pending Arrangement may divert the attention of the Company’s management.

The pendency of the Arrangement could cause the attention of the Company’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with the Company. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company, which could result in a Material Adverse Effect.

The Company’s directors and officers may have interests in the Arrangement that are different from those of Common Shareholders.

In considering the recommendation of the Special Committee and the Board to vote in favour of the Arrangement Resolution, Common Shareholders should be aware that certain members of the Board and officers of the Company may have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Common Shareholders, generally. See “The Arrangement – Interests of Certain Persons in the Arrangement”.

The Consideration to be received by Common Shareholders and Company Debentureholders may be affected by foreign currency exchange rates.

If you are a Registered Shareholder or Registered Debentureholder, you will receive the Consideration per Common Share or the Debenture Consideration per Company Debenture in U.S. dollars unless you exercise the right to elect in your Letter of Transmittal to receive the Consideration per Common Share or Company Debenture in respect of your Common Shares or Company Debentures in Canadian dollars.

If you are a non-registered Common Shareholder or Company Debentureholder, you will receive the Consideration per Common Share or the Debenture Consideration per Company Debenture in U.S. dollars unless you contact the Intermediary in whose name your Common Shares or Company Debentures are registered and request that the Intermediary make an election on your behalf. If your Intermediary does not make an election on your behalf, you will receive payment in U.S. dollars.

The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by the Depositary, in its capacity as foreign exchange service provider to the Purchaser and Company, on behalf of those Common Shareholders or Company Debentureholders, respectively, who elect to receive Canadian dollars, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Common Shareholder or Company Debentureholder. The Depositary will act as principal in such currency conversion transactions.

Common Shareholders will no longer hold an interest in the Company following the Arrangement.

Following the Arrangement, Common Shareholders will no longer hold any of the Common Shares and will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans.

The CRA could assert that a Non-Resident Company Debentureholder is subject to withholding tax on a portion of the Debenture Consideration.

The Tax Act does not generally impose withholding tax on interest paid or credited to non-residents of Canada with whom the payor deals at arm’s length. However, Canadian withholding tax does apply to payments of “participating debt interest”, which the Tax Act defines as interest that is paid or payable on an obligation, other than a prescribed obligation (within the meaning of the Regulations) where all or any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation.

Under the Tax Act, when a debenture or other debt obligation issued by a person resident in Canada is assigned or otherwise transferred by a non-resident person to a person resident in Canada (which would include a conversion or exchange of the obligation, and a redemption or payment on maturity), the amount, if any, by which the price for which the obligation was assigned or transferred exceeds the price for which the obligation was issued is deemed to be a payment of interest on that obligation made by the person resident in Canada to the non-resident (an “Excess”).

This deeming rule does not apply in respect of certain “excluded obligations” (as defined in the Tax Act). However, it is unclear whether the CRA would conclude that the Company Debentures are excluded obligations. If a Company Debenture is not an excluded obligation, the issues that arise are whether any such Excess that is deemed to be interest constitutes participating debt interest, and, if the Excess does constitute participating debt interest, whether that results in interest on the obligation being considered to be participating debt interest.

The CRA has stated that it would not consider the Excess to be participating debt interest, provided that the convertible debenture in question satisfied the requirements of a “standard convertible debenture” (as that term was defined in a letter from the Joint Committee on Taxation of the Canadian Bar Association and the Canadian Institute of Chartered Accountants dated May 10, 2010), and therefore there would be no withholding tax in such circumstances (provided generally that the payor and payee deal at arm’s length for purposes of the Tax Act). The application of the CRA’s published guidance to the Company Debentures is uncertain and there is a risk that the CRA could assert, in connection with the Redemption Amendments or the redemption of the Company Debentures pursuant to the Plan of Arrangement, that amounts paid or payable to a Non-Resident Holder of Company Debentures on account of interest or any Excess may be subject to Canadian withholding tax at a rate of 25% (subject to any reduction in accordance with any applicable income tax treaty). No income tax ruling or legal opinion from counsel has been sought or obtained in this regard.

Risk Factors Related to the Business of the Company

Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Information Circular) applicable to the Company is contained under the heading “Risk Factors” in the Company’s Annual Information Form dated September 28, 2017 and in the Company’s other filings with the Ontario Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Board, as at the date hereof, no persons beneficially own or exercise control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares.

AUDITORS

Ernst & Young LLP are the auditors of the Company and are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accounts of Ontario. Ernst & Young LLP has been the auditor of the Company since December 9, 2004.

OTHER INFORMATION AND MATTERS

There is no information or matter not disclosed in this Information Circular but known to the Company that would be reasonably expected to affect the decision of Common Shareholders to vote for or against the Arrangement Resolution.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon for the Company by Goodmans LLP insofar as Canadian legal matters are concerned.

Certain legal matters in connection with the Arrangement will be passed upon for the Purchaser by Torys LLP insofar as Canadian legal matters are concerned.

ADDITIONAL INFORMATION

Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis of the Company’s financial condition and results of operations for its most recently completed financial year. Such information, in addition to the Company’s annual information form, is available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. In the alternative, copies may be obtained from the Chief Financial Officer of the Company upon written request by writing to:

Student Transportation Inc.

3349 Highway 138, Building A, Suite C

Wall, New Jersey 07719

DIRECTORS’ APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

DATED as of this 21st day of March, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Denis J. Gallagher”

Chairman of the Board of Directors Student Transportation Inc.

CONSENT OF SCOTIA CAPITAL INC.

March 21, 2018

To:	The Board of Directors of Student Transportation Inc. (the “Company”)

We refer to the management information circular (the “Information Circular”) of the Company dated March 21, 2018 relating to the special meeting of shareholders of the Company to approve an arrangement under the Business Corporations Act (Ontario) involving, among others, the Company and Spinner Can AcquireCo Inc. We consent to the inclusion in the Information Circular of our fairness opinion dated February 27, 2018 and references to our firm name and our fairness opinion in the Information Circular. Our fairness opinion was given as of February 27, 2018 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of the Company shall be entitled to rely upon our opinion.

(Signed) “Scotia Capital Inc.”

APPENDIX A

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Information Circular.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons “acting jointly or in concert” (where such phrase has the meaning ascribed thereto in applicable securities laws) other than the Purchaser or one or more of its affiliates, made after the date hereof relating to: (i) any direct or indirect sale or disposition, in a single transaction or a series of related transactions, of (a) 20% or more of the voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries or (b) assets (including voting or equity securities of Subsidiaries) representing 20% or more of the consolidated assets of the Company or contributing 20% or more of the consolidated annual revenue of the Company (in each case, based on the consolidated statement of financial position of the Company most recently filed as part of the Company Filings prior to such time); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of related transactions, that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries; or (iii) any plan of arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up or similar transaction, in a single transaction or a series of related transactions involving the Company or any of its Subsidiaries holding 20% or more of the consolidated assets of the Company or contributing 20% or more of the consolidated revenue of the Company.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions, provided that in no case shall “affiliate” of the Purchaser include (i) any Equity Investor’s and any Equity Investor’s affiliate’s operating or portfolio companies, investment funds, pooled investment vehicles or investee companies in which any Equity Investor or its affiliates may directly or indirectly invest, or (ii) any third party acting on any Equity Investor’s or Equity Investor’s affiliates’ behalf in connection with any investment (a) made on its behalf, including third-party investment managers with discretionary authority, or (b) made by investment funds or other pooled investment vehicles in which it has directly or indirectly invested and that are managed by third parties.

“Agencies” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – HSR Act Approval”.

“allowable capital loss” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Arrangement” means the proposed arrangement of the Company under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of February 27, 2018, among the Company and the Purchaser (including the schedules thereto) as it may be further amended, modified or supplemented from time to time in accordance with its terms, a copy of which is attached as Appendix C to this Information Circular.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by the Common Shareholders entitled to vote thereon, substantially in the form set out in Appendix B to this Information Circular.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Beneficial Shareholder” has the meaning ascribed to it under “Information for Beneficial Shareholders of Securities”.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” means a statement that the Board, after consulting with outside legal counsel and financial advisors, has determined that the Arrangement is in the best interests of the Company and recommends that the Common Shareholders vote in favour of the Arrangement Resolution.

“Budget 2018 Proposals” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“Business Day” means any day of the year, other than a Saturday, a Sunday or a day on which major banks are closed for business in Toronto, Ontario.

“CDPQ” has the meaning ascribed to it under “Information Circular – Information Pertaining to the Purchaser and the Equity Investors”.

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning ascribed to it under “The Arrangement Agreement – Termination of the Arrangement Agreement”.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his designee.

“Common Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Student Transportation Inc., a corporation existing under the laws of Ontario.

“Company Assets” means the assets, properties (real or personal), permits, rights, licences, waivers or consents (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company 2013 Debentures” means the 6.25% Convertible Unsecured Subordinated Debentures of the Company due June 30, 2019.

“Company 2016 Debentures” means the 5.25% Convertible Unsecured Subordinated Debentures of the Company due September 30, 2021.

“Company Constating Documents” means the articles and by-laws of the Company, as they may be amended from time to time.

“Company Debentureholder” means a holder of Company Debentures.

“Company Debentures” means, collectively, the Company 2013 Debentures and the Company 2016 Debentures.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to the Purchaser with the Arrangement Agreement dated February 27, 2018 and all schedules, exhibits and appendices thereto.

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“Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Securityholders” means, collectively the Common Shareholders, the Company Debentureholders, the holders of PSG Units and the holders of DSUs.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, with respect to the transactions contemplated by the Arrangement Agreement, the following: (i) receipt by the Purchaser of an advance ruling certificate from the Commissioner of Competition under Subsection 102(1) of the Competition Act; or (ii) both of (a) the expiry of the waiting period under Subsection 123(1) of the Competition Act, the termination of the waiting period under Subsection 123(2) of the Competition Act or a waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act under paragraph 113(c) of the Competition Act, and (b) receipt by the Purchaser of a No Action Letter.

“Competition Notification” has the meaning ascribed to it under “The Arrangement Agreement – Covenants – Covenants Regarding Required Regulatory Approvals”.

“Confidentiality Agreement” means the confidentiality agreement effective as of November 13, 2017 between the Company and CDPQ.

“Consideration” means $7.50 in cash per Common Share, subject to adjustment in accordance with the terms of the Arrangement Agreement.

“Contract” means any written or oral agreement, commitment, engagement, contract, franchise, licence, lease, obligation, note, bond, mortgage, indenture, undertaking or joint venture to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“CRA” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“Debenture Consideration” has the meaning ascribed thereto under “Arrangement Agreement – Treatment of Company Debentures”.

“Debenture Interest Consideration” has the meaning ascribed thereto under “Arrangement Agreement – Treatment of Company Debentures”.

“Debt Commitment Letter” means the commitment letter between the Purchaser, Spinner U.S. FinanceCo Inc. and the Lenders dated February 27, 2018, including the summaries of terms attached thereto and the fee letter associated therewith.

“Debt Financing” means the agreement of the Lenders to lend, subject to the terms and conditions of the Debt Commitment Letter, the amounts set forth in the Debt Commitment Letter, which will ultimately be used by the Purchaser for purposes of financing the applicable portion of the aggregate Consideration for the Common Shares and advancing amounts to the Company to allow the Company to satisfy amounts payable by the Company to the other Company Securityholders in connection with the Arrangement in accordance with the terms of the Arrangement Agreement, and, if applicable, the refinancing of the indebtedness of the Company and/or its Subsidiaries, and any replacement, amended, modified or alternative debt financing provided by the Lenders.

“Debt Financing Sources” means the (i) Persons that have committed to provide or arrange, or otherwise entered into agreements in connection with, the Debt Financing or other financings in connection with the transactions contemplated by the Arrangement Agreement, including the parties to the Debt Commitment Letter (other than the Purchaser, the Equity Investors or any of their respective affiliates) and any related joinder agreements, credit agreements or other definitive agreements relating thereto and their respective successors and assigns, and (ii) any of

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the foregoing’s respective affiliates, and their (and their respective affiliates’) representatives, agents, directors, officers, employees, agents, partners, managers, members or stockholders and their respective successors and assigns.

“Demand for Payment” has the meaning ascribed to it under “Information Concerning the Company Meeting – Dissent Rights of Common Shareholders”.

“Depositary” means Computershare Trust Company of Canada or such other Person as the Company may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Depositary Agreement” means the depositary agreement to be entered into by the Purchaser and the Depositary.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Notice” has the meaning ascribed to it under “Information Concerning the Company Meeting – Dissent Rights of Common Shareholders”.

“Dissent Rights” has the meaning ascribed to it under “Information Concerning the Company Meeting – Dissent Rights of Common Shareholders”.

“Dissenting Shareholder” has the meaning ascribed to it under “Information Concerning the Company Meeting – Dissent Rights of Common Shareholders”.

“Dissenting Shares” has the meaning ascribed to it under “Information Concerning the Company Meeting – Dissent Rights of Common Shareholders”.

“DOJ” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – HSR Act Approval”.

“DSU Plan” means the deferred share unit plan of the Company adopted by the Board, amended and restated as of May 11, 2011.

“DSUs” means the outstanding deferred share units granted pursuant to the DSU Plan.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval System available at www.sec.gov/edgar.

“Equity Commitment Letter” means the commitment letter between the Purchaser and the Equity Investors dated February 27, 2018, as amended or replaced.

“Equity Financing” means the agreement of the Equity Investors to invest or cause to be invested in the Purchaser, subject to the terms and conditions of the Equity Commitment Letter, the amounts set forth in the Equity Commitment Letter, which will be used by the Purchaser for purposes of partially financing the transactions contemplated by the Arrangement Agreement.

“Equity Investors” has the meaning ascribed to it under “Information Circular – Information Pertaining to the Purchaser and the Equity Investors”.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Engagement Letter” has the meaning ascribed to it under “The Arrangement – Fairness Opinion – The Financial Advisor and the Engagement Agreement”.

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“Excess” has the meaning ascribed to it under “Risk Factors – Risk Factors Related to the Arrangement – The CRA could assert that a Non-Resident Company Debentureholder is subject to withholding tax on a portion of the Debenture Consideration”.

“Existing Credit Facilities” means, collectively, the credit facilities of the Company or any of its Subsidiaries existing as of the date of the Arrangement Agreement. For purposes of calculating the amount of indebtedness for borrowed money outstanding under the Existing Credit Facilities as of any date, indebtedness denominated in Canadian Dollars shall be converted into U.S. Dollars based upon a spot rate provided to the Company by a major commercial bank as of the date of determination.

“Fairness Opinion” means the opinion of Scotia Capital Inc. to the effect that, as of the date of the opinion, the Consideration to be received by the Common Shareholders under the Arrangement is fair, from a financial point of view, to the Common Shareholders.

“Final Order” means the final order of the Court pursuant to Subsection 182(4) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor” has the meaning ascribed to it under “The Arrangement – Fairness Opinion”.

“Financings” means, collectively, the Debt Financing and the Equity Financing, and “Financing” means either of them.

“FTC” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – HSR Act Approval”.

“GAAP” means U.S. generally accepted accounting principles applicable to public companies at the relevant time applied on a consistent basis.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor-in-council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange, but shall not include any school board, school district or similar organization or body.

“Guarantee” means the limited guarantee dated the date hereof between the Company and the Equity Investors pursuant to which each of the Equity Investors is guaranteeing the Purchaser’s obligation to pay the Reverse Termination Fee up to its Pro Rata Share (as such term is defined in the Guarantee) on the terms and conditions set forth therein, as amended or replaced in accordance therewith.

“Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereto.

“HSR Act Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the transactions contemplated by the Arrangement Agreement under the HSR Act.

“HSR Form” has the meaning ascribed to it under “The Arrangement Agreement – Covenants – Covenants Regarding Required Regulatory Approvals”.

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“Indemnified Person” has the meaning ascribed to it under “The Arrangement – Interests of Certain Persons in the Arrangement – Indemnification”.

“Indentures” means, collectively, the Indenture dated as of November 12, 2013 between the Company, as issuer, and Computershare Trust Company of Canada, as indenture trustee, providing for the Company 2013 Debentures, and the Indenture dated as of August 16, 2016 between the Company, as issuer, and Computershare Trust Company of Canada, as indenture trustee, providing for the Company 2016 Debentures.

“Information” has the meaning ascribed to it under “The Arrangement – Fairness Opinion”.

“Information Circular” means this management information circular of the Company dated March 21, 2018, together with all appendices hereto.

“Interim Order” means the interim order of the Court pursuant to Subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Intermediary” has the meaning ascribed to it under “Voting Securities of the Company and Principal Holders Thereof”.

“Interested Party” has the meaning ascribed to it under “The Arrangement – Fairness Opinion – The Financial Advisor and the Engagement Agreement”.

“Investment Canada Act” means the Investment Canada Act (Canada).

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Lenders” means BMO Harris Bank N.A , BMO Capital Markets Corp. and any other person who becomes a lender in respect of the Debt Financing pursuant to the Debt Commitment Letter.

“Letter of Transmittal” means the letter of transmittal forms to be delivered by the Company to registered holders of Common Shares and/or Company Debentures, as applicable.

“Marketing Period” means the first period of 20 consecutive “Business Days” (as defined in the Debt Commitment Letter) following the date on which the Purchaser shall have received the Financing Information (and throughout which the Compliance Requirements (as defined in the Arrangement Agreement) have been satisfied; provided that if the Compliance Requirements at any time fail to be satisfied, then the Marketing Period will not be deemed to have commenced and the Marketing Period will only commence when the Compliance Requirements are satisfied); provided, that the following days shall not be considered Business Days for the purposes of this definition: March 30, 2018; May 21, 2018; May 28, 2018; July 2, 3, 4, 5 and 6, 2018.

“Matching Period” has the meaning ascribed to it under “The Arrangement Agreement – Covenants – Right to Match”.

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, (i) is or would reasonably be expected to be material and adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or materially impairs (or would reasonably be expected to prevent or materially impair) the ability of the Company to consummate the transactions contemplated by the Arrangement Agreement, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change affecting one or more of the industries thereof, in which the Company and/or its Subsidiaries operate;

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(b)	any change, development or condition in or relating to global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or declared or undeclared war or any continuation, escalation or worsening thereof) or in general economic, business, banking, regulatory, financial, credit, currency exchange, interest rate, rates of inflation or capital market conditions in Canada, the United States or elsewhere;

(c)	any adoption, proposal or implementation of, or change in, Law, GAAP or regulatory accounting requirements or in the interpretation, application or non-application of the foregoing by any Governmental Entity;

(d)	any natural disaster or outbreaks of illness;

(e)	the failure, in and of itself, of the Company to meet any internal or public projections, forecasts, guidance or estimates of revenues, earnings, sales, margins or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Material Adverse Effect);

(f)	any action taken (or omitted to be taken) by Company or any of its Subsidiaries that is required by the Arrangement Agreement or upon the written request or with the written consent of the Purchaser;

(g)	the negotiation, execution, announcement or performance of the Arrangement Agreement or the consummation of the transactions contemplated thereby, the identity of the Purchaser or its affiliates, or the communication by the Purchaser or its representatives of its plans or intentions with respect to the Company, its Subsidiaries or any of their assets, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any Governmental Entity or any of their current or prospective employees, customers, securityholders, financing sources, vendors, distributors, regulators, suppliers or partners arising as a consequence of any of the foregoing;

(h)	any litigation or threatened litigation relating to the Arrangement Agreement;

(i)	any change or announcement of a potential change in the credit ratings in respect of the Company or any of its Subsidiaries or a change in any analysts’ recommendation or rating with respect to the Company (it being understood that the causes underlying such change in ratings recommendations may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Material Adverse Effect); or

(j)	any change in the market price or trading volume of any securities of the Company or any of its Subsidiaries (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Material Adverse Effect), or any suspension of trading in securities generally on any securities exchange on which the securities of the Company or any of its Subsidiaries trade;

except, with respect to clauses (a) through to and including (d), to the extent that such matters have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries, business or segments thereof in which the Company and/or its Subsidiaries operate; provided, however, that references in certain Sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred.

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“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“NASDAQ” means the Nasdaq Stock Market LLC.

“No Action Letter” means written confirmation from the Commissioner of Competition that he does not, at that time, intend to make an application under Section 92 of the Competition Act.

“Non-Controlled Entities” means the Persons identified as such in the Company Disclosure Letter.

“Non-Resident Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Non-Resident Dissenting Shareholder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Non-Resident Dissenting Shareholders”.

“Notice of Meeting” means the notice of special meeting of Common Shareholders which accompanies this Information Circular.

“Notifiable Transaction” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – Competition Act Approval”.

“Notifications” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – Competition Act Approval”.

“OBCA” means the Business Corporations Act (Ontario).

“Offer to Pay” has the meaning ascribed to it under “Dissent Rights of Common Shareholders”.

“Outside Date” means August 27, 2018 (as such date may be extended pursuant to the immediately succeeding proviso or pursuant to Section 8.6 of the Arrangement Agreement) or such later date as may be agreed to in writing by the Parties; provided that if the Effective Date has not occurred on or prior to the Outside Date as a result of the failure to satisfy the condition set forth in Section 6.1(2) (as it relates to the Final Order), Section 6.1(4), Section 6.1(5) or Section 6.2(6), all of the Arrangement Agreement, (in the case of Section 6.1(4) of the Arrangement Agreement, only if the applicable Restraint giving rise to the failure of such condition to be satisfied relates to any Required Regulatory Approval), then any Party may elect, by notice in writing delivered to the other Party on or prior to the Outside Date, to extend the Outside Date from time to time by a specified period of not less than 30 days, provided that in aggregate such extensions shall not exceed 60 days from August 27, 2018; provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy the condition set forth in Section 6.1(4), Section 6.1(5) or Section 6.2(6), all of the Arrangement Agreement, is primarily the result of the breach by such Party of its representations and warranties set forth in the Arrangement Agreement or such Party’s failure to comply with its covenants therein.

“Parties” means, collectively, the Company and the Purchaser, and “Party” means any one of them.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“PFIC” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Appendix D, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

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“Pre-Acquisition Reorganization” has the meaning ascribed thereto under “Arrangement Agreement – Covenants Regarding Pre-Acquisition Reorganization”.

“Proceeding” means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or known investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity.

“Proposed Amendments” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“PSG Plan” means the Performance Share Grant Plan of the Company effective as of September 30, 2016.

“PSG Units” means the outstanding performance share grant units of the Company granted pursuant to the PSG Plan.

“Purchaser” has the meaning ascribed to it under “Information Circular – Introduction”.

“Purchaser Related Parties” has the meaning ascribed to it under “The Arrangement Agreement – Limitation of Liability”.

“Record Date” has the meaning ascribed to it under “Voting Securities of the Company and Principal Holders Thereof”.

“Redemption Amendments” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Redemption Amendments”.

“Redemption Effective Time” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Redemption Amendments”.

“Registered Debentureholder” means a registered holder of Company Debentures.

“Registered Shareholder” means a registered holder of Common Shares.

“Regulations” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“Regulatory Approvals” means, any material consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required under Laws to consummate the Arrangement, including the Required Regulatory Approvals, but excluding the Interim Order, the Final Order and any such consent, waiver, permit, exemption, review, order, decision, approval, registration, filing, expiry, waiver or termination required in connection with a Pre-Acquisition Reorganization.

“Representatives” has the meaning ascribed to it under “The Arrangement Agreement – Covenants – Non-Solicitation”.

“Required Regulatory Approvals” means, collectively, Competition Act Approval and HSR Act Approval.

“Resident Dissenting Shareholder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Resident Dissenting Shareholders”.

“Resident Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Restraints” has the meaning ascribed to it under “The Arrangement Agreement – Conditions to the Arrangement Becoming Effective – Mutual Conditions Precedent”.

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“Reverse Termination Fee” has the meaning ascribed to it under “The Arrangement Agreement – Termination Fees and Expenses”.

“Reverse Termination Fee Event” has the meaning ascribed to it under “The Arrangement Agreement – Termination Fees and Expenses”.

“Scotiabank” has the meaning ascribed to it under “The Arrangement – Fairness Opinion – The Financial Advisor and the Engagement Agreement”.

“Second Request” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – HSR Act Approval”.

“SEDAR” means the System for Electronic Document Analysis and Retrieval available at www.sedar.com.

“Special Committee” means the special committee of the Board of the Company.

“Subsidiary” has the meaning ascribed thereto in the OBCA and for the purposes of the Arrangement Agreement, shall include incorporated and unincorporated entities and “control” shall include the possession, directly or indirectly, of the power to direct or cause the direction of the policies, management and affairs of any Person, whether through ownership of voting securities, by contract or otherwise, including with respect to any general partner of another Person with the power to direct the policies, management and affairs of such Person.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person (other than the Purchaser) made after the date of the Arrangement Agreement: (i) to acquire 100% of the outstanding Common Shares or all or substantially all of the Company Assets (based on the consolidated statement of financial position of the Company most recently filed as part of the Company Filings prior to such time); (ii) that did not result from a breach of Article 5 of the Arrangement Agreement; (iii) that is not subject to a financing condition; (iv) in respect of which the Board determines in good faith, after receiving the advice of its outside legal counsel and financial advisors, that any required financing to complete such Acquisition Proposal is reasonably likely to be obtained; (v) that is not subject to a due diligence condition; (vi) that the Board determines in good faith, after receiving the advice of its outside legal counsel and financial advisors, is reasonably capable of completion in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; and (vii) in respect of which the Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is more favourable, from a financial point of view, to Common Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2) of the Arrangement Agreement).

“Superior Proposal Notice” has the meaning ascribed to it under “The Arrangement Agreement – Covenants – Right to Match”.

“Supplementary Information Request” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Required Regulatory Approvals – Competition Act Approval”.

“Tax Act” means the Income Tax Act (Canada).

“Taxes” means: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, employment insurance, severance, social services, social security, education, utility, surtaxes, customs, unclaimed property, import or export, and including all license and registration fees and all employment insurance, health

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insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Party.

“taxable capital gain” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Termination Fee” has the meaning ascribed to it under “The Arrangement Agreement – Termination Fees and Expenses”.

“Termination Fee Event” has the meaning ascribed to it under “The Arrangement Agreement – Termination Fees and Expenses”.

“TIN” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”.

“Transfer Agent” means Computershare Investor Services Inc.

“TSX” means the Toronto Stock Exchange

“UFCFs” has the meaning ascribed to it under “The Arrangement – Fairness Opinion – Summary of Financial Analysis”.

“Ullico” has the meaning ascribed to it under “Information Circular – Information Pertaining to the Purchaser and the Equity Investors”.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. Holder” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”.

“Voting Support Agreement” means the voting support agreements dated the date February 27, 2018 between the Purchaser and each of the directors and executive officers of the Company, substantially in the form of Schedule F to the Arrangement Agreement.

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APPENDIX B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (as may be amended, supplemented or varied, the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Student Transportation Inc. (the “Company”), pursuant to the arrangement agreement among the Company, and Spinner Can AcquireCo Inc. dated February 27, 2018, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), the full text of which is set out as Appendix C to the management information circular of the Company dated March 21, 2018 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement, the full text of which is set out as Appendix D to the Circular, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms, involving the Company (the “Plan of Arrangement”), is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Common Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Common Shareholders: (a) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

5.	The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

6.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

APPENDIX C

ARRANGEMENT AGREEMENT

EXECUTION VERSION

STUDENT TRANSPORTATION INC.

and

SPINNER CAN ACQUIRECO INC.

ARRANGEMENT AGREEMENT

February 27, 2018

TABLE OF CONTENTS (CONT’D)

TABLE OF CONTENTS (CONT’D)

PAGE

SCHEDULES

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of February 27, 2018

AMONG:

STUDENT TRANSPORTATION INC., a corporation existing under the laws of the Province of Ontario

(the “Company”)

- and -

SPINNER CAN ACQUIRECO INC., a corporation existing under the laws of the Province of Ontario

(the “Purchaser”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons “acting jointly or in concert” (where such phrase has the meaning ascribed thereto in applicable Securities Laws) other than the Purchaser or one or more of its affiliates, made after the date hereof relating to: (i) any direct or indirect sale or disposition, in a single transaction or a series of related transactions, of (a) 20% or more of the voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries or (b) assets (including voting or equity securities of Subsidiaries) representing 20% or more of the consolidated assets of the Company or contributing 20% or more of the consolidated annual revenue of the Company (in each case, based on the consolidated statement of financial position of the Company most recently filed as part of the Company Filings prior to such time); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of related transactions, that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries; or (iii) any plan of arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up or similar transaction, in a single transaction or a series of related transactions, involving the Company or any of its Subsidiaries holding 20% or more of the consolidated assets of the Company or contributing 20% or more of the consolidated revenue of the Company.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions, provided that in no case shall “affiliate” of the Purchaser include (i) any Equity Investor’s and any Equity Investor’s affiliate’s operating or portfolio companies, investment funds, pooled investment vehicles or investee companies in which any Equity Investor or its affiliates may directly or indirectly invest, or (ii) any third party acting on any Equity Investor’s or Equity Investor’s affiliates’ behalf in connection with any investment (a) made on its behalf, including third-party investment managers with discretionary authority, or (b) made by investment funds or other pooled investment vehicles in which it has directly or indirectly invested and that are managed by third parties.

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Arrangement” means the proposed arrangement of the Company under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by the Common Shareholders entitled to vote thereon, substantially on the terms and in the form set out in Schedule B hereto.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means, with respect to any Person, any order, permit, certificate, accreditation, approval, consent, waiver, registration, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Board” means the board of directors of the Company, as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Breaching Party” has the meaning ascribed thereto in Section 7.3(3).

“Bump Transactions” has the meaning ascribed thereto in Section 4.11(2).

“Business Day” means any day of the year, other than a Saturday, a Sunday or a day on which major banks are closed for business in Toronto, Ontario.

“Business Systems” has the meaning ascribed thereto in Paragraph (23)(d) of Schedule D.

“CDPQ” means Caisse de dépôt et placement du Québec.

“Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(iv)(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Agreement” means any collective agreement, collective bargaining agreement, letter of understanding, binding letter of intent or Contract with any trade union, association which may qualify as a trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent, which would cover any Company Employee.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his designee.

“Commitment Letters” means, collectively, the Debt Commitment Letter and the Equity Commitment Letter.

“Common Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires.

“Common Shares” means the common shares in the capital of the Company.

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company 2013 Debentures” means the 6.25% Convertible Unsecured Subordinated Debentures of the Company due June 30, 2019.

“Company 2016 Debentures” means the 5.25% Convertible Unsecured Subordinated Debentures of the Company due September 30, 2021.

“Company Assets” means the assets, properties (real or personal), permits, rights, licences, waivers or consents (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to each Common Shareholder and other Person as required by the Interim Order and Law in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Constating Documents” means the articles and by-laws of the Company, as they may be amended from time to time.

“Company Debentureholders” means the holders of the Company Debentures.

“Company Debentures” means, collectively, the Company 2013 Debentures and the Company 2016 Debentures.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR since July 1, 2016 and prior to the date hereof.

“Company Financial Statements” has the meaning ascribed thereto in Paragraph (10) of Schedule D

“Company Leased Properties” means the real or immovable property leased, subleased, licensed or occupied by the Company or its Subsidiaries which are necessary to conduct day-to-day operations of the Company or its Subsidiaries under the Material Contracts identified under clause (iv) of the definition thereof.

“Company Leases” means, collectively, the leases, subleases, licenses or occupancy agreements (as applicable) for the Company Leased Properties (as amended, modified or renewed).

“Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Owned Properties” has the meaning ascribed thereto in Paragraph (21)(a) of Schedule D.

“Company Securityholders” means, collectively, the Common Shareholders, the Company Debentureholders, the holders of PSG Units and the holders of DSUs.

“Company Software” means all software that is owned by the Company or any of its Subsidiaries, and which is used in the Company’s or any of its Subsidiaries’ provision of products and services to customers.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, with respect to the transactions contemplated by this Agreement, the following: (i) receipt by the Purchaser of an advance ruling certificate from the Commissioner of Competition under Subsection 102(1) of the Competition Act; or (ii) both of (a) the expiry of the waiting period under Subsection 123(1) of the Competition Act, the termination of the waiting period under Subsection 123(2) of the Competition Act or a waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act under paragraph 113(c) of the Competition Act, and (b) receipt by the Purchaser of a No Action Letter.

“Competition Notification” has the meaning ascribed thereto in Section 4.4(2).

“Compliance Requirements” means, with respect to the Financing Information, that: (i) such Financing Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary to make such information not materially misleading under the circumstances; (ii) the Company’s auditors have not withdrawn, or advised the Company in writing that they intend to withdraw, any audit opinion on any of the audited financial statements contained in such Financing Information; and (iii) the Company has not determined to restate of any financial statements included in such Financing Information or announced its intention to make any such restatement (it being understood such information will be compliant in respect of this clause (iii) if and when such restatement is completed or the Company has determined no such restatement is required).

“Confidentiality Agreement” means the confidentiality agreement effective as of November 13, 2017 between the Company and CDPQ.

“Consideration” means $7.50 in cash per Common Share, subject to adjustment in accordance with Section 4.1(2)(v).

“Contemplated Distribution” has the meaning ascribed thereto in Section 4.1(2)(v).

“Contract” means any written or oral agreement, commitment, engagement, contract, franchise, licence, lease, obligation, note, bond, mortgage, indenture, undertaking or joint venture to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Data Room” means the virtual data room established by the Company as of 12:01 a.m. on the date hereof, the index of documents of which is appended to the Company Disclosure Letter.

“Data Room Information” means the materials made available to review at the office of Goodmans LLP, the materials contained in the Data Room and certain employment agreements provided directly to the Purchaser’s counsel via email on January 15, 2018.

“Debenture Consideration” means with respect to the Company 2013 Debentures and the Company 2016 Debentures, the product of the Consideration and the number of Common Shares that a Company Debentureholder would be entitled to receive upon the conversion of their Company Debentures in accordance with their terms immediately following the Effective Time of the Arrangement pursuant to the Indentures plus the applicable Debenture Interest Consideration.

“Debenture Interest Consideration” means, for each C$1,000 principal amount of Company Debentures, a cash amount equal to the sum of (i) accrued and unpaid interest on such principal amount to, but excluding, the Effective Date, and (ii) an amount equal to the amount of interest that would otherwise be payable thereon from and including the Effective Date to, but excluding, the date which is 32 days after the Effective Date, which aggregate amount shall be determined in accordance with the Plan of Arrangement.

“Debt Commitment Letter” means the commitment letter between the Purchaser, Spinner US FinanceCo Inc. and the Lenders dated February 27, 2018, including the summaries of terms attached thereto and the fee letter associated therewith.

“Debt Financing” means the agreement of the Lenders to lend, subject to the terms and conditions of the Debt Commitment Letter, the amounts set forth in the Debt Commitment Letter, which will be used by Purchaser for purposes of financing the applicable portion of the aggregate Consideration for the Common Shares and any other amounts payable to Company Securityholders in connection with the Arrangement in accordance with the terms of this Agreement, and, if applicable, the refinancing of the indebtedness of the Company and/or its Subsidiaries, and any replacement, amended, modified or alternative debt financing provided by the Lenders.

“Debt Financing Sources” means the (i) Persons that have committed to provide or arrange, or otherwise entered into agreements in connection with, the Debt Financing or other financings in connection with the transactions contemplated by this Agreement, including the parties to the Debt Commitment Letter (other than the Purchaser, the Equity Investors or any of their respective affiliates) and any related joinder agreements, credit agreements or other definitive agreements relating thereto and their respective successors and assigns, and (ii) any of the foregoing’s respective affiliates, and their (and their respective affiliates’) representatives, agents, directors, officers, employees, agents, partners, managers, members or stockholders and their respective successors and assigns.

“Depositary” means such Person as the Company may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” means the rights of dissent exercisable by registered Common Shareholders in respect of the Arrangement described in the Plan of Arrangement.

“DSU Plan” means the deferred share unit plan of the Company adopted by the Board, amended and restated as of May 11, 2011.

“DSUs” means the outstanding deferred share units granted pursuant to the DSU Plan.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval System available at www.sec.gov/edgar.shtml.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of the Arrangement.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, fringe benefit, bonus, profit sharing, savings, insurance, incentive, incentive compensation, deferred compensation, death benefits, termination, retention, change in control, severance, security purchase, security compensation, disability, pension or supplemental retirement plans and other employee, independent contractor or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of current or former directors of the Company or any of its Subsidiaries, Company Employees, former Company Employees or any other Person, whether written or unwritten, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries (or, with respect to plans subject to Section 412 of the Code or Title IV of ERISA, its ERISA Affiliates) has any actual or potential liability, but does not include (i) individual offer letters or Contracts with any Company Employees or former Company Employees (including amendments thereto), (ii) any statutory plans administered by a Governmental Entity, including the Canada Pension Plan and plans administered pursuant to applicable federal, state or provincial health, worker’s compensation or employment insurance legislation and (iii) the PSG Plan or DSU plan.

“Environmental Authorizations” means all Authorizations issued under any Environmental Law.

“Environmental Laws” means all Laws relating to pollution, the protection or quality of the natural environment, the release or threatened release of any Hazardous Substances to the environment, or public or occupational health and safety, and, for greater clarity, includes all Environmental Authorizations.

“Equity Commitment Letter” means the commitment letter between the Purchaser and the Equity Investors dated February 27, 2018, as amended or replaced.

“Equity Financing” means the agreement of the Equity Investors to invest or cause to be invested in the Purchaser, subject to the terms and conditions of the Equity Commitment Letter, the amounts set forth in the Equity Commitment Letter, which will be used by the Purchaser for purposes of partially financing the transactions contemplated by this Agreement.

“Equity Investors” means CDPQ and Ullico Infrastructure Master Fund, L.P. and any successors or assigns of such Equity Investors.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and regulations and rulings issued thereunder.

“ERISA Affiliate” means any entity controlling, controlled by or under common control with the Company, as determined under Sections 414(b) and (c) of the U.S. Internal Revenue Code and, for purposes of the required minimum funding provisions of the Code, Sections 414(m),(n) and (o) of the Code.

“Executive Order” has the meaning ascribed thereto in Paragraph (33) of Schedule D.

“Existing Credit Facilities” means, collectively, the credit facilities of the Company or any of its Subsidiaries existing as of the date of this Agreement. For purposes of calculating the amount of indebtedness for borrowed money outstanding under the Existing Credit Facilities as of any date, indebtedness denominated in Canadian Dollars shall be converted into U.S. Dollars based upon a spot rate provided to the Company by a major commercial bank as of the date of determination.

“Fairness Opinion” means the opinion of Scotia Capital Inc. to the effect that, as of the date of the opinion, the Consideration to be received by the Common Shareholders under the Arrangement is fair, from a financial point of view, to the Common Shareholders.

“Final Order” means the final order of the Court pursuant to Subsection 182(4) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Company and the Purchaser, each acting reasonably) on appeal.

“Financing Information” means (i) the audited consolidated balance sheet (as at June 30, 2017) and the related statements of income and cash flows for the Company for the fiscal years ended June 30, 2015, 2016 and 2017, (ii) unaudited consolidated balance sheets and related statements of income of the Company for each fiscal quarter ended after June 30, 2017 and ended at least forty-five days prior to the Effective Date, and (iii) such other customary financial information regarding the Company and its Subsidiaries as may reasonably be requested by, and is necessary for, the Purchaser to fulfill the conditions and obligations applicable to it under the Debt Commitment Letter (it being understood and agreed that such information shall not include any information customarily provided by an investment bank in the preparation of a confidential information memorandum); provided, that the “Financing Information” shall not include (a) any financial information concerning the Group Companies other than the financial information required under the Debt Commitment Letter, (b) any other information other than such information as the Company or its Subsidiaries maintain in the Ordinary Course or that is existing or reasonably available and in the possession or control of the Company or its Subsidiaries, (c) any pro forma financial statements or any information regarding any post-Effective Time or pro forma adjustments desired to be incorporated into any information used in connection with the Financings (including any synergies or cost savings), pro forma ownership or an as-adjusted capitalization table, (d) projections, (e) any description of all or any component of the Financings, and (f) risk factors relating to all or any component of the Financings.

“Financings” means, collectively, the Debt Financing and the Equity Financing, and “Financing” means either of them.

“GAAP” means U.S. generally accepted accounting principles applicable to public companies at the relevant time applied on a consistent basis.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor-in-council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange, but shall not include any school board, school district or similar organization or body.

“Guarantee” means the limited guarantee dated the date hereof between the Company and the Equity Investors pursuant to which each of the Equity Investors is guaranteeing the Purchaser’s obligation to pay the Reverse Termination Fee up to its Pro Rata Share on the terms and conditions set forth therein, as amended or replaced in accordance therewith.

“Hazardous Substances” means any material or substance that is regulated under Environmental Laws, including any material or substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and including petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereto.

“HSR Act Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the transactions contemplated by this Agreement under the HSR Act.

“HSR Form” has the meaning ascribed thereto in Section 4.4(2).

“ICA” means the Investment Canada Act.

“Incentive Securities” means, collectively, the PSG Units and the DSUs.

“Indemnified Persons” has the meaning ascribed thereto in Section 4.10(2).

“Indentures” means, collectively, the Indenture dated as of November 12, 2013 between the Company, as issuer, and Computershare Trust Company of Canada, as indenture trustee, providing for the Company 2013 Debentures, and the Indenture dated as of August 16, 2016 between the Company, as issuer, and Computershare Trust Company of Canada, as indenture trustee, providing for the Company 2016 Debentures.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, re-examinations, divisionals, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, knowhow, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) integrated circuit, topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications for mask work registrations; (v) industrial designs, industrial designation registrations and applications, designs, design registrations and design registration applications; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii) any other intellectual property and industrial property, but excluding, for greater certainty, any nonexclusive license agreements for “off-the-shelf” software, or software licensed pursuant to “click through” or similar stock agreements, in each case, that is generally commercially available for a license fee.

“Interim Order” means the interim order of the Court pursuant to Subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Lenders” means BMO Harris Bank N.A , BMO Capital Markets Corp. and any other person who becomes a lender in respect of the Debt Financing pursuant to the Debt Commitment Letter.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, lien (statutory or otherwise), or restriction or adverse right or claim, or other encumbrance of any kind.

“Marketing Period” means the first period of 20 consecutive “Business Days” (as defined in the Debt Commitment Letter) following the date on which Purchaser shall have received the Financing Information (and throughout which the Compliance Requirements have been satisfied; provided that if the Compliance Requirements at any time fail to be satisfied, then the Marketing Period will not be deemed to have commenced and the Marketing Period will only commence when the Compliance Requirements are satisfied); provided, that the following days shall not be considered Business Days for the purposes of this definition: March 30, May 21, May 28, July 2, 3, 4, 5 and 6.

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(v).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, (i) is or would reasonably be expected to be material and adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or materially impairs (or would reasonably be expected to prevent or materially impair) the ability of the Company to consummate the transactions contemplated by this Agreement, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change affecting one or more of the industries thereof, in which the Company and/or its Subsidiaries operate;

(b)	any change, development or condition in or relating to global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or declared or undeclared war or any continuation, escalation or worsening thereof) or in general economic, business, banking, regulatory, financial, credit, currency exchange, interest rate, rates of inflation or capital market conditions in Canada, the United States or elsewhere;

(c)	any adoption, proposal or implementation of, or change in, Law, GAAP or regulatory accounting requirements or in the interpretation, application or non-application of the foregoing by any Governmental Entity;

(d)	any natural disaster or outbreaks of illness;

(e)	the failure, in and of itself, of the Company to meet any internal or public projections, forecasts, guidance or estimates of revenues, earnings, sales, margins or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Material Adverse Effect);

(f)	any action taken (or omitted to be taken) by Company or any of its Subsidiaries that is required by this Agreement or upon the written request or with the written consent of the Purchaser;

(g)	the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby, the identity of Purchaser or its affiliates, or the communication by the Purchaser or its representatives of its plans or intentions with respect to the Company, its Subsidiaries or any of their assets, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any Governmental Entity or any of their current or prospective employees, customers, securityholders, financing sources, vendors, distributors, regulators, suppliers or partners arising as a consequence of any of the foregoing;

(h)	any litigation or threatened litigation relating to this Agreement;

(i)

any change or announcement of a potential change in the credit ratings in respect of the Company or any of its Subsidiaries or a change in any analysts’ recommendation or rating with respect to the Company (it being understood that the causes underlying such change in ratings recommendations may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Material Adverse Effect); or

(j)	any change in the market price or trading volume of any securities of the Company or any of its Subsidiaries (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Material Adverse Effect), or any suspension of trading in securities generally on any securities exchange on which the securities of the Company or any of its Subsidiaries trade;

except, with respect to clauses (a) through to and including (d), to the extent that such matters have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries, business or segments thereof in which the Company and/or its Subsidiaries operate; provided, however, that references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) that is a partnership agreement, joint venture agreement or similar agreement relating to the formation, creation or operation of any partnership or joint venture which is material to the Company and its Subsidiaries (taken as a whole); (iii) relating to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $5,000,000 or relating to the guarantee of any liabilities or obligations in excess of $5,000,000 of a Person other than the Company or any of its Subsidiaries, in each case excluding guarantees or intercompany liabilities or obligations between two or more Persons each of whom is a Subsidiary of the Company or between the Company and one or more Persons each of whom is a Subsidiary of the Company; (iv) under which the Company or its Subsidiaries has received payment in excess of $5,000,000 during the fiscal year ended June 30, 2017 or expects to receive payment in excess of $5,000,000 during the fiscal year ended June 30, 2018; (v) under which the Company or its Subsidiaries has made payment in excess of $5,000,000 during the fiscal year ended June 30, 2017 or is obliged to make payments in excess of $5,000,000 during the fiscal year ended June 30, 2018; (vi) that creates an exclusive dealing arrangement or a right of first offer or refusal in respect of assets that are material to the Company and its Subsidiaries taken as a whole, to the benefit of a third party, other than agreements entered into in the Ordinary Course; or (vii) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value of such property or asset exceeds $5,000,000; (viii) that is a Company Lease; (ix) that is a Collective Agreement; or (x) that is a settlement, conciliation, or similar agreement with any Governmental Entity or that imposes any material monetary or other material obligation upon the Company or its Subsidiaries after the date of this Agreement.

“Misrepresentation” has the meaning ascribed thereto under Securities Laws.

“NASDAQ” means the Nasdaq Stock Market LLC.

“No Action Letter” means written confirmation from the Commissioner of Competition that he does not, at that time, intend to make an application under Section 92 of the Competition Act.

“Non-Controlled Entities” means the Persons identified as such in the Company Disclosure Letter.

“OBCA” means the Business Corporations Act (Ontario).

“OFAC” has the meaning ascribed thereto in Paragraph (33) of Schedule D.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent in nature and scope with the past practices of such Person and is taken in the ordinary course of the operations of the business of such Person.

“Outside Date” means August 27, 2018 (as such date may be extended pursuant to the immediately succeeding proviso or pursuant to Section 8.6) or such later date as may be agreed to in writing by the Parties; provided that if the Effective Date has not occurred on or prior to the Outside Date as a result of the failure to satisfy the condition set forth in Section 6.1(2) (as it relates to the Final Order), Section 6.1(4), Section 6.1(5) or Section 6.2(6) (in the case of Section 6.1(4), only if the applicable Restraint giving rise to the failure of such condition to be satisfied relates to any Required Regulatory Approval), then any Party may elect, by notice in writing delivered to the other Party on or prior to the Outside Date, to extend the Outside Date from time to time by a specified period of not less than 30 days, provided that in aggregate such extensions shall not exceed 60 days from August 27, 2018; provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy the condition set forth in Section 6.1(4), Section 6.1(5) or Section 6.2(6) is primarily the result of the breach by such Party of its representations and warranties set forth in this Agreement or such Party’s failure to comply with its covenants herein.

“Parties” means, collectively, the Company and the Purchaser, and “Party” means any one of them.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries or any Company Assets, any one or more of the following:

(i)	Liens or deposits for Taxes which are not due or delinquent or which are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been included in accordance with GAAP;

(ii)	Liens under all existing security documents in connection with the Company’s or its Subsidiaries indebtedness reflected on the Company Financial Statements;

(iii)	easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in real property, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that, in each case, individually or collectively, do not materially adversely affect the value, marketability or use of the relevant property as it is being used at the date hereof, provided the same has been complied with in all material respects;

(iv)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, warehousemen, carriers and others in respect of the construction, maintenance, repair, operation or storage of Company Assets, or other Liens arising out of judgments or awards with respect to which an appeal or other Proceeding for review is being prosecuted;

(v)	municipal by-laws, regulations, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property;

(vi)	Liens against furniture, leasehold improvements and equipment securing indebtedness incurred to finance the acquisition of such furniture, leasehold improvements or equipment;

(vii)	pledges, deposits and Liens under worker’s compensation laws, employment insurance laws or similar legislation;

(viii)	good faith deposits in connection with bids, tenders and contracts;

(ix)	in respect of Company Assets which are real property, cost sharing, servicing, access, reciprocal and other similar agreements with neighbouring landowners and/or Governmental Entities that do not materially adversely affect the value, marketability or use of the relevant property as it is being used at the date hereof, provided the same have been complied with in all material respects;

(x)	in respect of any real property, any reservations, exceptions, limitations, provisos and conditions contained in the original Crown grant or patent;

(xi)	any leases, licenses or occupancy agreements granted by the Company, its Subsidiaries and the Non-Controlled Entities over portions of the Company Assets that do not materially adversely affect the use of the relevant property as it is being used at the date hereof;

(xii)	the rights of any lessee and, if applicable, any guarantor under any applicable operating or capital lease of personal property where the Company or any of its Subsidiaries is lessor (including for any School Buses and related operating equipment);

(xiii)	Liens securing debt incurred to finance the unpaid acquisition price of personal property, provided that such Liens do not encumber at any time any property other than the property provided by such debt, including refinancings thereof; and

(xiv)	any other immaterial defects, Liens or irregularities of title which do not interfere with the use of the properties or assets of the Company in the manner in which they are currently being used.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“PII” has the meaning ascribed thereto in Paragraph (35) of Schedule D.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“PPSA” means the Personal Property Security Act (Ontario) and to the extent applicable based on the location of the personal property and the application of applicable conflicts rules any other applicable federal, provincial or territorial statute pertaining to the granting perfecting priority or ranking of security interests liens or hypothecs on personal property including the Civil Code Quebec and any successor statutes together with any regulations thereunder in each case as in effect from time to time.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 4.11.

“Proceeding” means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or known investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity.

“Pro Rata Share” means, with respect to each Equity Investor, the “Pro Rata Percentage” set forth opposite the name of each such Equity Investor in Exhibit A of the Guarantee.

“PSG Plan” means the Performance Share Grant Plan of the Company effective as of September 30, 2016.

“PSG Units” means the outstanding performance share grant units of the Company granted pursuant to the PSG Plan.

“Purchaser” has the meaning ascribed thereto in the preamble hereto.

“Purchaser Related Parties” has the meaning ascribed thereto in Section 8.2(11).

“Receiving Party” has the meaning ascribed thereto in Section 4.4(6).

“Recipient” has the meaning ascribed thereto in Section 4.7(1).

“Regulatory Approvals” means, any material consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required under Laws to consummate the Arrangement, including the Required Regulatory Approvals, but excluding the Interim Order, the Final Order and any such consent, waiver, permit, exemption, review, order, decision, approval, registration, filing, expiry, waiver or termination required in connection with a Pre-Acquisition Reorganization.

“Representative” has the meaning ascribed thereto in Section 5.1(1).

“Required Amount” has meaning ascribed thereto in Paragraph (7) of Schedule E.

“Required Regulatory Approvals” means the Regulatory Approvals specified in Schedule C hereto.

“Reverse Termination Fee” has the meaning ascribed thereto in Section 8.2(7).

“Reverse Termination Fee Event” has the meaning ascribed thereto in Section 8.2(7).

“Restraints” has the meaning ascribed thereto in Section 6.1(4).

“Sanctions” has the meaning ascribed thereto in Paragraph (33) of Schedule D.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Authority” means the applicable securities commission or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (Ontario) together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada as now in effect and as they may be promulgated or amended from time to time.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Securities Authorities.

“Special Committee” means the special committee of the Board of the Company.

“Subsidiary” has the meaning ascribed thereto in the OBCA and for the purposes of this Agreement, shall include incorporated and unincorporated entities and “control” shall include the possession, directly or indirectly, of the power to direct or cause the direction of the policies, management and affairs of any Person, whether through ownership of voting securities, by contract or otherwise, including with respect to any general partner of another Person with the power to direct the policies, management and affairs of such Person.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person (other than the Purchaser) made after the date of this Agreement: (i) to acquire 100% of the outstanding Common Shares or all or substantially all of the Company Assets (based on the consolidated statement of financial position of the Company most recently filed as part of the Company Filings prior to such time); (ii) that did not result from a breach of Article 5; (iii) that is not subject to a financing condition; (iv) in respect of which the Board determines in good faith, after receiving the advice of its outside legal counsel and financial advisors, that any required financing to complete such Acquisition Proposal is reasonably likely to be obtained; (v) that is not subject to a due diligence condition; (vi) that the Board determines in good faith, after receiving the advice of its outside legal counsel and financial advisors, is reasonably capable of completion in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; and (vii) in respect of which the Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is more favourable, from a financial point of view, to Common Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(iii).

“Supplying Party” has the meaning ascribed thereto in Section 4.4(6).

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns (including information returns), reports, declarations, claims for refunds, elections, notices, forms, designations, filings, statements and other similar documents (whether in tangible, electronic or other form and including estimated tax returns and reports, withholding tax returns and reports, information returns and reports, and any schedules, attachments, supplements, appendices and exhibits thereto) filed or required to be filed in respect of Taxes including any amendments thereof.

“Taxes” means: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, employment insurance, severance, social services, social security, education, utility, surtaxes, customs, unclaimed property, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning ascribed thereto in Section 7.3(3).

“Termination Fee” has the meaning ascribed thereto in Section 8.2(3).

“Termination Fee Event” has the meaning ascribed thereto in Section 8.2(3).

“Termination Notice” has the meaning ascribed thereto in Section 7.3(3).

“Transaction Personal Information” has the meaning ascribed thereto in Section 4.7(1).

“Transferor” has the meaning ascribed thereto in Section 4.7(1).

“Transportation Regulatory Approvals” means the steps to be taken, and approvals to be obtained, by the Purchaser listed in Section 5 of the Company Disclosure Letter.

“TSX” means the Toronto Stock Exchange.

“US Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“US Securities Act” means the U.S. Securities Act of 1933, as amended.

“Voting Support Agreement” means the voting support agreement dated the date hereof between the Purchaser and each of the directors and executive officers of the Company, substantially in the form of Schedule F hereto.

“willful breach” means with respect to any representation, warranty, agreement or covenant in this Agreement, a material breach of this Agreement that is a consequence of an act or omission (including a failure to take reasonable steps to cure circumstances) undertaken by the Breaching Party with the actual knowledge that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, Paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, Paragraph or Schedule, respectively, bearing that designation in this Agreement.

(2)	Currency. All references to dollars or to “$” are references to U.S. dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of” and (iii) “or” shall not be exclusive (i.e., “or” shall mean “and/or”).

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge: (i) of the Company, it is deemed to refer to the actual knowledge, after reasonable inquiry, of the following Company Employees: Denis Gallagher, Patrick J. Walker, Patrick Vaughan, Thomas Kominsky and Paul Altieri; or (ii) of the Purchaser, it is deemed to refer to the actual knowledge, after reasonable inquiry, of the following Persons: Olivier Renault, Frédéric Lesage, François Duquette, Jean-François Payette and Élias Nohra.

(7)	Accounting Terms. Unless otherwise stated, all accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.

(8)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute or other Law shall be deemed to refer to such statute or other Law, as amended, and to any rules or regulations made thereunder, in each case, as of such date.

(9)	Business Days. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(10)	Time References. References to time are to local time in Toronto, Ontario. When computing any time period in this Agreement, the following rules shall apply:

(i)	the day marking the commencement of the time period shall be excluded but the day of the deadline or expiry of the time period shall be included; and

(ii)	any day that is not a Business Day shall be included in the calculation of the time period; however, if the day of the deadline or expiry of the time period falls on a day which is not a Business Day, the deadline or time period shall be extended to the next following Business Day.

(11)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(12)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2 Interim Order

As soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 182 of the OBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(i)	for the class(es) of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided (including the Common Shareholders, the Company Debentureholders and all holders of Incentive Securities);

(ii)	that the requisite level of approval for the Arrangement Resolution shall be (a) two-thirds of the votes cast on such resolution by Common Shareholders present in person or represented by proxy at the Company Meeting, and (b) if, and to the extent required, a majority of the votes cast on such resolution by Common Shareholders present in person or represented by proxy at the Company Meeting excluding for this purpose votes attached to Common Shares held by persons described in items (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(iii)	that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the Company Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(iv)	for the grant of the Dissent Rights to those Common Shareholders who are registered Common Shareholders as contemplated in the Plan of Arrangement;

(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that, subject to Section 2.3(i), the Company Meeting may be adjourned or postponed from time to time by the Company without the need for additional approval of the Court;

(vii)	that the record date for Common Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment or postponement of the Company Meeting, unless required by Law or the Court;

(viii)	confirmation of the record date for the purposes of determining the Common Shareholders entitled to receive material and vote at the Company Meeting in accordance with the Interim Order; and

(ix)	for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld or delayed, and subject to approval by the Court.

Section 2.3 The Company Meeting

Subject to the receipt of the Interim Order, the terms and conditions thereof and the terms of this Agreement, the Company shall:

(i)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company Constating Documents and Law as soon as reasonably practicable (and the Company agrees to use reasonable efforts to cause the Company Meeting to occur by the date that is 60 days from the date hereof) and, in this regard, the Company shall abridge, as necessary, any time periods that may be abridged under Securities Laws for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required or permitted under Section 5.4(5) or Section 7.3(3), as required for quorum purposes (in which case the Company Meeting shall be adjourned or postponed and not cancelled), as required by Law or by a Governmental Entity or for the purpose of attempting to obtain the requisite approval for the Arrangement Resolution;

(ii)	except as otherwise expressly contemplated or permitted by this Agreement, the Company shall not propose or submit for consideration at the Company Meeting any business other than the Arrangement without the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;

(iii)	use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, using a proxy solicitation services firm to solicit proxies in favour of the approval of the Arrangement Resolution;

(iv)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm retained by the Company, as requested from time to time by the Purchaser;

(v)	advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(vi)	promptly advise the Purchaser of any known communication (written or oral) received from, or claims brought by (or threatened to be brought by), any Person in opposition to the Arrangement and/or any purported exercise or withdrawal of Dissent Rights by Common Shareholders and, subject to Law, provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings with or including any such persons;

(vii)	not settle or compromise or agree to settle or compromise any purported exercise Dissent Rights by Common Shareholders, or make any payments with respect to any Dissent Right, without the prior written consent of the Purchaser, not to be unreasonably withheld, conditioned or delayed.

Section 2.4 The Company Circular

(1)	Subject to the Purchaser’s compliance with Section 2.4(4), the Company shall as promptly as reasonably practicable prepare and complete the Company Circular, together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed with the applicable Securities Authorities and sent to each Common Shareholder and other Person as required by the Interim Order and Law (including the Company Debentureholders and all holders of Incentive Securities), in each case using all commercially reasonable efforts so as to permit the Company Meeting to be held by the date specified in Section 2.3(i).

(2)

On the mailing date of the Company Circular, the Company shall ensure that the Company Circular complies, in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than with respect to any information concerning the Purchaser, and its affiliates, any Equity Investor and the Financings, and furnished by or on behalf of the Purchaser or its representatives) and provides the Common Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular shall include: (i) a copy of the Fairness Opinion; (ii) a statement that the Board, after consulting with outside legal counsel and financial advisors, has determined that the Arrangement is in the best interests of the Company and recommends that Common Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”); and (iii) a statement that, to the knowledge of the Company, each director and executive officer of the Company who owns Common Shares intends to vote all such individual’s Common Shares in favour of the Arrangement Resolution.

(3)	The Company shall allow the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its legal counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)	The Purchaser shall provide to the Company in writing all information concerning the Purchaser, and its affiliates, and any Equity Investor and the Financings, as may be reasonably required by the Company in the preparation of the Company Circular or other related documents and shall ensure that such information does not contain, or cause the Company Circular to contain, any Misrepresentation.

(5)	The Purchaser hereby agrees to indemnify and save harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any of its Subsidiaries or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any written information included in the Company Circular that was provided in writing by or on behalf of the Purchaser or its representatives for inclusion in the Company Circular concerning the Purchaser, and its affiliates, any Debt Financing Source or Equity Investor and the Financings, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authorities or any other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

(6)	The Company and the Purchaser shall promptly notify each other if either of them becomes aware that the Company Circular contains a Misrepresentation or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the Company Circular was sent pursuant to Section 2.4(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as required by applicable Law and the Interim Order, the Company shall, as soon as reasonably practicable (but in any event within five Business Days) thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA.

Section 2.6 Court Proceedings

The Purchaser will cooperate with, and assist, the Company in pursuing the Interim Order and the Final Order, including by providing the Company on a timely basis any information required to be supplied by the Purchaser in connection therewith. The Company will provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement (including by providing, on a timely basis and prior to the service and filing of such material, a description of any information required to be supplied by the Purchaser for inclusion in such material) and the Company will give reasonable consideration to all such comments, and will accept the reasonable comments of the Purchaser and its legal counsel with respect to any such materials. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably provided that such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. The Company will also provide the Purchaser’s legal counsel, on a timely basis, with copies of any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require the Purchaser to agree or consent to any increase in the Consideration or other modification or amendment that expands or increases the Purchaser’s obligations or diminishes or limits the Purchaser’s rights set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

Section 2.7 Incentive Plan Matters

(1)	In accordance with the Plan of Arrangement, the Company shall take all actions necessary so that, at the time specified in the Plan of Arrangement, all unvested PSG Units outstanding immediately prior to the Effective Time shall immediately vest (with the PSG Units vesting based on a performance percentage of 100%) and each vested PSG Unit will be cancelled in exchange for cash in an amount equal to the Consideration, subject to the applicable Tax withholdings and other source deduction provisions of the Plan of Arrangement.

(2)	In accordance with the Plan of Arrangement, the Company shall take all actions necessary so that, at the time specified in the Plan of Arrangement, each DSU outstanding immediately prior to the Effective Time will be cancelled in exchange for cash in an amount equal to the Consideration, subject to the applicable Tax withholdings and other source deduction provisions of the Plan of Arrangement.

Section 2.8 Company Debentures

In accordance with the Plan of Arrangement, at the time specified in the Plan of Arrangement, all Company Debentures outstanding immediately prior to the Effective Time shall be redeemed and the Company shall pay, in cash, in respect of such redeemed Company Debentures, the Debenture Consideration, subject to the applicable Tax withholding and other source deduction provisions of the Plan of Arrangement.

Section 2.9 Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement.

(2)	The Arrangement shall become effective on the date upon which the Company and the Purchaser agree in writing as the Effective Date or, in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist) and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law; provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist), then the Effective Date will take place instead on the earliest of (i) any Business Day during the Marketing Period as may be specified by the Purchaser on no less than three Business Days’ prior written notice to the Company, (ii) the next Business Day after the final day of the Marketing Period or (iii) such other date as the Purchaser and the Company may agree in writing, but subject in each case to the satisfaction or waiver of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist).

(3)	The closing of the Arrangement will take place at the offices of Goodmans LLP in Toronto, Ontario or at such other location as may be agreed upon by the Parties.

Section 2.10 Payment of Consideration

(1)

The Purchaser shall, following receipt of the Final Order but prior to the Effective Time, provide the Depositary or the Company (which amounts will then be provided to the Depositary), as applicable, with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) to satisfy the aggregate amount payable by the Company and the Purchaser, as applicable, to the Common Shareholders and Company Debentureholders as contemplated by the Plan of Arrangement, subject to applicable Tax withholdings and other source deduction provisions of the Plan of Arrangement.

(2)	If requested by the Company, the Purchaser shall, following receipt of the Final Order but prior to the Effective Time, provide the Company (or an escrow agent appointed for such purpose) with sufficient funds to be held in escrow (on terms and conditions to be agreed by the Company and the Purchaser, each acting reasonably) to satisfy the aggregate amount payable by the Company to holders of Incentive Securities, as contemplated by the Plan of Arrangement, subject to applicable Tax withholdings and other source deduction provisions of the Plan of Arrangement.

(3)	Any amounts provided by the Purchaser to the Company in Section 2.10(1) or Section 2.10(2) shall be provided by loan or other means on terms and conditions to be agreed by the Company and the Purchaser, each acting reasonably.

Section 2.11 List of Company Securityholders

At the reasonable request of the Purchaser from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with a list of the registered Common Shareholders and other Company Securityholders, together with their addresses and respective holdings of Common Shares or other securities, with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including holders of PSG Units) and a list of non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders and other Company Securityholders and lists of holdings and other assistance as the Purchaser may reasonably request.

Section 2.12 Section 338(g) Election

The Parties acknowledge that the Purchaser shall be permitted to make one or more elections pursuant to Section 338(g) of the Code with respect to the Company and its Subsidiaries.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

(1)

Except as set forth in the Company Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, disclosure for the purposes of) any other representation or warranty of the Company in this Agreement to which the relevance of such fact or item is reasonably apparent on its face) or in the

Company Filings (other than any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained in such documents that are predictive, cautionary or forward-looking in nature), the Company represents and warrants to the Purchaser as set forth in Schedule D and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The Purchaser agrees and acknowledges that, except as expressly set forth in Schedule D, neither the Company nor any other Person has made or makes any other representation and warranty (written or oral, express or implied, or at Law or in equity) with respect to the Company, its Subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, their past, current or future profitability or performance, individually or in the aggregate, the accuracy or completeness of any information furnished or made available to the Purchaser (or any officer, director, employee, Representative (including any financial or other advisor) or agent of the Purchaser) or any other Person in connection with the transactions contemplated hereby, and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, the Company expressly disclaims any representation or warranty that is not set forth in this Agreement. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution or failure to distribute to the Purchaser, or the Purchaser’s use of, any information, including any information, documents, projections, estimates forecasts of other material made available to Purchaser in any physical data room, in the Company Data Room Information or otherwise and maintained by the Company for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in Schedule D.

(3)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 3.2 Representations and Warranties of the Purchaser

(1)	The Purchaser represents and warrants to the Company as set forth in Schedule E and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

(3)	The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of the Company

(1)	The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required or permitted by this Agreement (including the Plan of Arrangement), (iii) as required by Law, or (iv) as set out in the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to, conduct their business in the Ordinary Course and in accordance with applicable Laws, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, goodwill, employment relationships (as a group) and business relationships with other Persons with which the Company or any of its Subsidiaries have business relations.

(2)	Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, or any earlier time set forth in this Section 4.1(2), except (i) with the express prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required or permitted by this Agreement (including the Plan of Arrangement), (iii) as required by Law, or (iv) as set out in the Company Disclosure Letter, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	amend the Company Constating Documents or amend the notice of articles, articles, articles of incorporation, articles of amalgamation, articles of continuance, by-laws, declaration of trust, partnership agreement or similar organizational documents of any Subsidiary of the Company;

(ii)	adjust, split, combine, reclassify or amend any term of any securities of the Company or any of its Subsidiaries;

(iii)	redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of the Company or any of its Subsidiaries;

(iv)

issue, grant, deliver, sell, pledge or otherwise encumber (other than Permitted Liens) or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of (other than Permitted Liens), or otherwise modify the terms of, any Common Shares or any other equity or voting interests or any options, warrants or similar rights exercisable or exchangeable for or convertible into Common Shares, except for (A) the issuance of Common Shares issuable upon the exercise or settlement of the outstanding Incentive Securities or the conversion of the outstanding Company Debentures, in each case in accordance with their terms, (B) transactions between two or more Persons each of whom is a wholly-owned Subsidiary of the Company, or between the Company and one or more Persons each of whom is a wholly-owned Subsidiary of the Company, or (C) as required under any existing Material Contracts disclosed in the Company Disclosure Letter or (D) pursuant to the Company’s dividend reinvestment plan;

(v)	Declare, set aside or pay any dividend or other distribution or payment in cash, securities or property with respect to any class of securities (which, for greater certainty, does not include payments made in accordance with the terms of the PSG Units and DSUs in existence as of the date hereof or any cash dividend by the Company), except for between two or more Persons each of whom is a wholly owned Subsidiary of the Company, provided that any intercompany indebtedness existing between such Persons has first been repaid in full, provided further that, if on or after the date of this Agreement but prior to the Effective Time or termination of this Agreement, the Company sets a record date for any cash dividend or other cash distribution on the Common Shares that is prior to the Effective Time and is not, or is in excess of, (A) regular monthly cash dividends consistent with past practice and the Company’s dividend policy paid to Common Shareholders on March 15, 2018, April 16, 2018, May 15, 2018, June 15, 2018 and July 15, 2018, each in an amount of $0.03667 per Common Share, and (B) pursuant to the Company’s dividend reinvestment plan, (each of (A) and (B) a “Contemplated Distribution”) or the Company pays any cash dividend or other cash distribution on the Common Shares prior to the Effective Time that is not, or is in excess of, a Contemplated Distribution: (I) to the extent that the amount of such cash dividends or cash distributions per Common Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such cash dividends or distributions; and (II) to the extent that the amount of such cash dividends or cash distributions per Common Share exceeds the Consideration, such excess amount shall be placed in escrow for the account of Purchaser or another Person designated by Purchaser;

(vi)	acquire (by merger, consolidation, acquisition of shares or assets (not including capital expenditures permitted under (xi) below) or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any other Person or any equity interests therein, or any assets, securities, properties, interests or businesses, except for acquisitions having a value of less than $10,000,000 per transaction and in the aggregate of less than $15,000,000;

(vii)	reorganize, restructure, recapitalize, amalgamate or merge with any other Person, except between or among two or more wholly owned Subsidiaries of the Company or between or among the Company and one or more of its wholly owned Subsidiaries;

(viii)	adopt a plan of liquidation or resolutions providing for its liquidation or dissolution, except between or among two or more wholly owned Subsidiaries of the Company or between or among the Company and one or more of its wholly owned Subsidiaries;

(ix)	sell, pledge, licence, lease or otherwise transfer any Company Assets or any interest in any Company Assets, except for (A) Company Assets sold, leased or otherwise transferred in the Ordinary Course and having a value individually of less than $1,000,000 and in the aggregate of less than $5,000,000, (B) obsolete, damaged or destroyed assets, or (C) a transaction between two or more Persons each of whom is a wholly-owned Subsidiary of the Company or between the Company and one or more Persons, each of whom is a wholly-owned Subsidiary of the Company;

(x)	grant any Lien (other than Permitted Liens) on any Company Assets;

(xi)	make any capital expenditures or commitment to do so except for: (A) expenditures or commitments relating to the maintenance of its assets that, in the aggregate, do not exceed $15,000,000, (B) expenditures or commitments required pursuant to Contracts not disclosed in the Company Disclosure Letter that, in the aggregate, do not exceed $10,000,000, or (C) expenditures or commitments required pursuant to any other Contract disclosed in the Company Disclosure Letter;

(xii)	(A) make any material Tax election, information schedule, return or designation other than in the Ordinary Course and consistent with past practice, (B) settle or compromise any material Tax claim, assessment, reassessment or liability, (C) file any amended Tax Return, (D) enter into any agreement with a Governmental Entity with respect to Taxes, (E) enter into or change any Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement, (F) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (G) consent to the extension or waiver of the limitation period applicable to any Tax matter, (H) amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes, (I) knowingly take any action or knowingly permit inaction or knowingly enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the Tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries of the Company and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof upon an amalgamation or winding-up of the Company or any of its Subsidiaries (or any of their respective successors), or (J) in respect of the Company or any Subsidiary that is a resident of Canada for purposes of the Tax Act make any “investment” (within the meaning of subsection 212.3(10) of the Tax Act) in a corporation that is not resident in Canada (within the meaning of the Tax Act);

(xiii)	prepay any long-term indebtedness before its scheduled maturity, other than repayments under the Company’s or any of its Subsidiaries’ existing credit facilities or in connection with actions otherwise permitted by Section 4.1;

(xiv)	incur any indebtedness for borrowed money, or assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof, in an amount, on a per transaction or series of related transactions basis, in excess of $5,000,000 in the aggregate, except (A) indebtedness under any Existing Credit Facilities or any credit facility hereafter created pursuant to clause (D) below, (B) indebtedness owing by the Company or a wholly-owned Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company, (C) indebtedness required to be incurred by the terms of any joint venture agreement or other agreement with third party co-investors disclosed in the Company Disclosure Letter, (D) in connection with the refinancing of indebtedness outstanding on the date hereof, (E) in connection with actions otherwise permitted by Section 4.1, or (F) any guarantee by the Company of indebtedness of the wholly-owned Subsidiaries of the Company or any guarantee by the wholly-owned Subsidiaries of the Company of indebtedness of the Company or any of the wholly-owned Subsidiaries of the Company;

(xv)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments, other than in the Ordinary Course;

(xvi)	except as may be required by applicable Law or the terms of any existing Employee Plan or Contract as of the date hereof: (A) increase any severance, change of control or termination pay to (or amend any existing arrangement in relation thereto with) any director or officer of the Company or any of its Subsidiaries or materially increase any severance, change of control or termination pay to (or amend any existing arrangement in relation thereto with) any other Company Employee; (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer of the Company or, other than in the Ordinary Course, any Company Employee (other than a director or officer); (C) increase compensation, retention or incentive compensation or other benefits payable to any director or officer of the Company or any of its Subsidiaries or, other than in the Ordinary Course, any Company Employee (other than a director or officer) or independent contractor; (D) loan or advance money or other property by the Company or its Subsidiaries to any of their present or former directors, officers or Company Employees; (E) establish, adopt, enter into, amend or terminate any Employee Plan or any equity-based compensation arrangement, including the PSG Plan and the DSU Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date hereof) or collective bargaining agreement; (F) grant any equity-based awards; or (G) increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan;

(xvii)	make any change in the Company’s methods of accounting, except as required by GAAP (or any interpretation thereof) or pursuant to written instructions, comments or orders from any applicable Securities Authority;

(xviii)	waive, release, assign, settle or compromise any Proceeding in a manner that could require a payment by, or release another Person of an obligation to, the Company or any of its Subsidiaries in excess of $1,000,000 individually or $3,000,000 in the aggregate, or which could reasonably be expected to have a Material Adverse Effect;

(xix)	amend or modify in any material respect, or extend, renew, terminate or waive any material right under, any Material Contract or enter into, amend or modify in any material respect any contract or agreement that would be a Material Contract if in effect on the date hereof;

(xx)	sell, dispose of, transfer, or acquire any interest in any real property; or

(xxi)	agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	The Company shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies, or substantially similar or better policies, to be maintained in effect in the Ordinary Course.

(4)	Nothing contained in this Agreement will give the Purchaser, directly or indirectly, the right to direct or control the Company’s business and operations prior to the Effective Date. Prior to the Effective Date, the Company will exercise, consistent with the terms of this Agreement, complete control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of applicable Law.

Section 4.2 Covenants of the Company Relating to the Arrangement

(1)	Subject to the terms and conditions of this Agreement, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Company shall and, where appropriate and shall cause its Subsidiaries to:

(i)	other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4, use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(ii)	other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4, use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are necessary or advisable under any Contract to permit the consummation of the transactions contemplated by this Agreement or required in order to maintain any such Contract in full force and effect following completion of the Arrangement, in each case on terms satisfactory to the Purchaser, acting reasonably, and without paying or providing a commitment to pay any consideration in respect thereof without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that no such consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation shall be a condition to the closing of the Arrangement);

(iii)	other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4, use its commercially reasonable efforts to, (a) effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement (it being expressly agreed by the Purchaser that no such registration, filing or submission of information shall be a condition to the closing of the Arrangement), and (b) upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement or the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reserved, and the avoidance of each and every impediment under any antitrust, merger control, competition or trade Law that may be asserted by a Governmental Entity with respect to the Arrangement so as to enable closing to occur as soon as reasonably practicable (provided, that neither the Company nor any of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed) (it being expressly agreed by the Purchaser that the sole conditions to closing with respect to the subject matter of this clause (b) are set out in Article 6); and

(iv)	not take any action or refrain from taking any commercially reasonable action, or permit any action to be taken or any commercially reasonable action not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement; and

(v)

use all commercially reasonable efforts to assist in causing each member of its Board and the board of directors of each of its wholly-owned Subsidiaries, and the Company’s or its Subsidiaries’ designated or nominated directors on the board of directors (or equivalent body) of each of its non-wholly owned Subsidiaries (in each case to the extent requested by the Purchaser) to be replaced by Persons designated or nominated, as applicable, by the Purchaser effective as of the Effective Time.

(2)	The Company shall promptly notify the Purchaser in writing, of:

(i)	any Material Adverse Effect after the date hereof;

(ii)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement or the transactions contemplated hereby or thereby;

(iii)	unless prohibited by Law, any notice or other communication from any Person (other than Governmental Entities in connection with the Required Regulatory Approvals, which shall be addressed as contemplated by Section 4.4) in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(iv)	any Proceeding commenced or, to the Company’s knowledge, threatened against, relating to or involving or otherwise affecting this Agreement or the Arrangement.

Section 4.3 Covenants of the Purchaser

(1)	Subject to the terms and conditions of this Agreement, the Purchaser shall and shall cause its affiliates to use commercially reasonable efforts perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall:

(i)	other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4, use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(ii)	other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement as soon as reasonably practicable; and

(iii)	other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4, use its commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement or the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reserved, and the avoidance of each and every impediment under any antitrust, merger control, competition or trade Law that may be asserted by a Governmental Entity with respect to the Arrangement so as to enable closing to occur as soon as reasonably practicable; provided, that the Purchaser shall not consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Company, not to be unreasonably withheld, conditioned or delayed.

(2)	The Purchaser shall promptly notify the Company orally and, if requested, in writing of:

(i)	any notice or other communication from any Person (other than Governmental Entities in connection with the Required Regulatory Approvals, which shall be addressed as contemplated by Section 4.4) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement or the transactions contemplated hereby or thereby;

(ii)	unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(iii)	any Proceedings commenced or, to the Purchaser’s knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser or its affiliates or their respective assets, in each case to the extent that such Proceeding would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under this Agreement.

(3)	The Purchaser shall provide assistance as may reasonably be required by the Company for the purposes of completing the Company Meeting.

(4)

The Purchaser shall, and shall cause its affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing at or prior to the Effective Date, including using its reasonable best efforts to: (i) maintain in effect the Debt Commitment Letter in accordance with its terms (except for amendments, supplements, modifications, replacements or waivers not prohibited by this Agreement); (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the respective terms and conditions as promptly as practicable after the date hereof

(including any “market flex” provisions applicable thereto) contained in the Debt Commitment Letter or on other terms not less favorable to Purchaser than the respective terms and conditions (including any “market flex” provisions applicable thereto) contained in the respective Debt Commitment Letter; provided that such other terms could not reasonably be expected to delay or hinder the consummation of the Arrangement, (iii) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) or obtain the waiver of all conditions to funding in the Debt Commitment Letter (or definitive agreements entered into with respect to the Debt Commitment Letter) applicable to Purchaser and consummate the Debt Financing at or prior to the Effective Time; and (iv) enforce its rights under the Debt Commitment Letter in the event of a breach by any party thereto.

(5)	The Purchaser shall, and shall cause its affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Equity Financing at or prior to the Effective Date, including using its reasonable best efforts to: (i) maintain in effect the Equity Commitment Letter in accordance with its terms; (ii) satisfy on a timely basis all conditions to funding in the Equity Commitment Letter, except to the extent dependent on the compliance of the Company with its obligations under this Agreement; (iii) consummate the Equity Financing contemplated by the Equity Commitment Letter; (iv) in the event that all conditions to the Equity Financing have been satisfied or waived, cause the Equity Investors to fund their respective commitments in accordance with the Equity Financing required to consummate the transactions contemplated by this Agreement on or prior to the Effective Date; and (v) enforce its rights under the Equity Commitment Letter in the event of a breach by any party thereto.

(6)

The Purchaser shall not amend, alter or replace, or agree to amend, alter or replace, or permit the amendment, alteration or replacement of the Commitment Letters or any definitive agreement or documentation referred to in Section 4.3(4) or Section 4.3(5) in any manner that would (i) reduce (or have the effect of reducing) the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount) or Equity Financing (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of any portion of the Financings, (iii) or would reasonably be expected to (A) prevent or materially impair or delay the availability of the Debt Financing or the Effective Time when required by Section 2.9(1), (B) make the funding of the Financings (or satisfaction of the conditions to obtaining the Financings) less likely to occur or (C) adversely impact the ability of Purchaser to enforce its rights against other parties to the Debt Commitment Letter or Equity Commitment Letter, and shall not make any amendment to or replacement of the Equity Commitment Letter to effect (x) the replacement of any Equity Investor or (y) the withdrawal of any Equity Investor (it being understood that, in no event shall the foregoing prohibit (1) any amendment to the Debt Commitment Letter to reflect the application of any “market flex” terms or to add additional arrangers, bookrunners, agents or other Lenders as party thereto, in each case, to the extent such amendment does not result in any of the matters described in clauses (A), (B) and (C) above, or (2) any amendment to or replacement of the Equity Commitment Letter to effect (I) the replacement of any Equity Investor (other than CDPQ) with a successor Equity Investor who has sufficient available funds to satisfy its payment obligations under the Equity Commitment Letter so long as such successor Equity Investor otherwise agrees to substantially the same terms and conditions as such original Equity Investor under the Equity Commitment Letter, or (II) the withdrawal of any Equity Investor (other than CDPQ) so long as the Equity Financing from CDPQ or the Debt Financing is correspondingly increased by the commitment amount of such withdrawing Equity Investor), in each case, to the extent such amendment does not result in any of the matters described in clauses (A), (B) and (C) above. The Purchaser shall promptly notify the Company in writing of (and such written notice shall include reasonable details related to, and reasons for, any of the following): (i) the expiration, breach, repudiation or termination (or anticipated, attempted, threatened or purported repudiation or termination, whether or not valid and whether or not in writing) of the Commitment Letters for any reason; (ii) receipt of written notice of the refusal of any Lender or, as applicable, Equity Investor to provide, or of any stated intent by any such Lender or Equity Investor to refuse to provide, the full Financing contemplated by the Commitment Letters, in each case, notwithstanding the efforts of the Purchaser to satisfy its obligations under Section 4.3(4), Section 4.3(5) or this Section 4.3(6); or (iii) for any reason, all or any portion of the Financings becoming unavailable, or is expected, or would reasonable be expected to, become unavailable, on the terms and conditions contemplated in any Commitment Letters (including any executed fee letter related to the Debt Commitment Letter). In such event, the Purchaser shall, in consultation with the Company, use its reasonable best efforts to promptly arrange for the same or alternative financing (or for additional financing from the original Lenders or any original Equity Investor) to replace the Financing contemplated by such expired, repudiated or terminated commitments or arrangements or for which such Lender or Equity Investor has refused to provide, which alternative financing would not reasonably be expected to prevent, materially impair or delay the consummation of the Arrangement when required pursuant to Section 2.9(1). The Purchaser shall deliver correct and complete copies of any modified or replacement Commitment Letters to the Company as promptly as practicable following the execution thereof (provided, that the existence and/or amount of “market flex” provisions, fees, pricing terms and pricing caps and other economic terms set forth in any such agreement may be redacted). In the event that any Commitment Letter is amended, restated, amended and restated, supplemented, modified, or replaced, the term “Debt Commitment Letter” or “Equity Commitment Letter” (as applicable) as used herein shall be deemed to include the new or amended commitment letters or arrangements described in this Section 4.3(6) to the extent then in effect, the term “Debt Financing”, “Equity Financing” and “Financings” as used herein shall be deemed to include the applicable financing contemplated by any such new or amended commitment letters or arrangements, and the term “Lenders” and “Equity Investors” as used herein shall be deemed to include the applicable lenders or sources of equity financing contemplated by any such new or amended commitment letters or arrangements.

(7)

The Purchaser acknowledges and agrees that except (i) as provided in Section 4.3(6) and Section 4.8 and (ii) for any condition to the consummation of the Debt Financing resulting from a breach of any representation or warranty of the Company set forth in this Agreement, none of the Company or any of its affiliates or Representatives shall have any responsibility for any financing that the Purchaser may raise in connection with the transactions contemplated hereby. The Purchaser also acknowledges and agrees that the Purchaser’s obtaining financing is not a condition to any of its obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser. For the avoidance of doubt, if any financing referred to in Section 4.3(4), Section 4.3(5) and Section 4.3(6) is not obtained (other than due to the failure of a condition to the consummation of the Debt Financing resulting from a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement), the Purchaser shall continue to be obligated to consummate the transactions contemplated by this Agreement, subject to and on the terms contemplated by this Agreement.

(8)	The Purchaser shall consult with and keep the Company informed in reasonable detail of the status of its efforts to arrange the Financings. None of Purchaser, the Equity Investors or any of their respective Affiliates shall take any action that could reasonably be expected to delay or prevent the consummation of the transactions contemplated hereby, including the Financings.

Section 4.4 Required Regulatory Approvals

(1)	As soon as reasonably practicable after the date hereof, the Purchaser and the Company shall identify any Regulatory Approvals deemed by them to be necessary to discharge their respective obligations under this Agreement and each Party, or where appropriate, the Parties jointly, shall make all notifications, filings, applications and submissions with any Governmental Entity required or advisable, and shall use its commercially reasonable efforts to obtain and maintain the Regulatory Approvals, including the Required Regulatory Approvals.

(2)	In connection with obtaining the Required Regulatory Approvals, as promptly as practicable, and in any event within ten Business Days after the date of this Agreement, (i) the Purchaser shall submit a letter to the Commissioner of Competition in support of and requesting an advance ruling certificate pursuant to Subsection 102(1) of the Competition Act or, in lieu thereof, a No Action Letter, (ii) each Party shall, or shall cause its relevant Subsidiaries to, file its respective notification pursuant to Section 114 of the Competition Act (“Competition Notification”), unless the Parties mutually agree in writing to either not file a Competition Notification or on an alternative period of time in which to file a Competition Notification, and (iii) each Party shall, or shall cause its relevant Subsidiaries to, file its respective Notification and Report Form (“HSR Form”) pursuant to the HSR Act. Each Party shall, or shall cause its relevant Subsidiaries to make any other notification, submission or application filing that is necessary in order to obtain the Required Regulatory Approvals (if any) as promptly as practicable.

(3)	The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of the Company and Purchaser, acting reasonably, advisable, in connection with obtaining the Regulatory Approvals and use their commercially reasonable efforts to ensure that such information does not contain a Misrepresentation; provided, however, that nothing in this provision shall require a Party to provide information that is not in its possession or not otherwise reasonably available to such Party.

(4)	All filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made to any Governmental Entity in respect of any Required Regulatory Approval shall be the sole responsibility of the Purchaser.

(5)	With respect to obtaining the Required Regulatory Approvals, each Party shall:

(i)	not extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed;

(ii)	cooperate with the other Party and keep the other Party fully informed as to the status of and the processes and proceedings relating to obtaining the Required Regulatory Approvals and shall promptly notify the other Party of written or oral communications from a Governmental Entity relating to any Required Regulatory Approval and provide the other Party with copies thereof;

(iii)	use its commercially reasonable efforts to respond to any inquiries or requests received from a Governmental Entity in respect of any Required Regulatory Approval at the earliest practicable date;

(iv)	permit the other Party to review in advance any proposed written communications of any nature (including, but not limited to, any notification, application, submission, or offer of a remedy or undertaking) with a Governmental Entity in respect of any Required Regulatory Approval and to give due consideration to any comments and suggestions received from the other Party, except that, with respect to an HSR Form, this provision shall apply only to Items 1 through 3 of each Party’s HSR Form, except that in the case of the notification under the HSR Act, the Parties need only exchange the first three pages of the notification and report form;

(v)	provide the other Party with final copies of any written communications of any nature with a Governmental Entity in respect of any Required Regulatory Approval, except that, with respect to an HSR Form, this provision shall apply only to Items 1 through 3 of each Party’s HSR Form; and

(vi)

not participate in any meeting or discussion (whether in person, by phone or otherwise) with a Governmental Entity in respect of any Required Regulatory Approval unless it consults with the other Party in advance and gives the other Party the opportunity to attend thereat (except (a) where the timing of the response requested by the Governmental Entity does not reasonably permit such review, (b) the Governmental Entity expressly requests that the other Party should not be present at the meeting or discussion or part or parts of the meeting or discussion, or (c) where competitively or commercially sensitive information may be discussed, in which case, with respect to meetings and discussions with the Governmental Entity, every effort will be made to allow external legal counsel to participate).

(6)	Where a Party (the “Supplying Party”) is required to supply any information in this Section 4.4 to the other Party (the “Receiving Party”) that the Supplying Party deems to be competitively or commercially sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Supplying Party may provide a redacted version removing the competitively or commercially sensitive information to the Receiving Party provided that the Supplying Party also provides a complete, non-redacted version to the Receiving Party’s external legal counsel on an external legal counsel only basis and the Receiving Party shall not request such competitively or commercially sensitive information from their external legal counsel; provided however that nothing in this Agreement requires any Party to share with another Party or its external legal counsel any information that relates to the valuation of the transactions contemplated by this Agreement or information relating to possible sale transactions with other Persons.

(7)	The Purchaser shall not, and shall cause its affiliates not to, take or agree to take any action, or assist, counsel or encourage any third party to take or agree to enter into any acquisition or other corporate transaction, whether directly or indirectly, after the date of this Agreement until the earlier of the termination of this Agreement or the Effective Date, that would be reasonably likely to (i) materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity, including the Required Regulatory Approvals, necessary to be obtained prior to the Effective Date, (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement, including the Arrangement, (iii) materially increase the risk of not being able to have vacated, lifted, reversed or overturned any such order on appeal or otherwise, or (iv) otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, including the Arrangement.

(8)	The Purchaser shall, and shall cause its affiliates to, use commercially reasonable efforts to obtain and maintain the Required Regulatory Approvals as soon as practicable and in any event by no later than the Outside Date. For further clarity, the Purchaser’s commercially reasonable efforts shall not require the Purchaser to enter into any settlement, undertaking, consent, decree, stipulation or other agreement or take any action or agree to take any action with respect to any of the businesses or assets of the Purchaser or any of the businesses or assets of any of the Purchaser’s affiliates or that would, individually or in the aggregate and in the sole opinion of the Purchaser, acting reasonably, be likely to significantly and adversely affect the business or assets of the Company.

(9)

Each Party shall promptly notify the other Party if it becomes aware that any (i) application, filing, document or other submission for a Regulatory Approval contains a Misrepresentation, or (ii) any Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Parties will cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

Section 4.5 Transportation Regulatory Approvals

(1)	As promptly as reasonably practicable after the date hereof, the Company shall and, where applicable, shall cause its affiliates and Subsidiaries to, use commercially reasonable efforts to obtain and maintain the Transportation Regulatory Approvals, and shall make all notifications, filings, applications and submissions with any Governmental Entity required or advisable in connection with the Transportation Regulatory Approvals.

(2)	The Purchaser shall use its commercially reasonable efforts to cooperate with the Company as reasonably necessary in connection with obtaining the Transportation Regulatory Approvals.

Section 4.6 Access to Information; Confidentiality

(1)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law and the terms of any existing Contracts, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, afford the Purchaser and its officers, employees, agents and representatives such access as the Purchaser may reasonably request at all reasonable times, including for the purpose of facilitating integration business planning, to their offices, properties, assets, books and records, Contracts, senior personnel or other information in respect of the Business, and shall make available to the Purchaser all financial data and other information as the Purchaser may reasonably request (including continuing access to the Data Room); provided that: (i) the Purchaser provides the Company with reasonable notice of any request under this Section 4.6(1); (ii) access to any materials contemplated in this Section 4.6(1) (other than the materials on the Data Room) shall be provided during the Company’s normal business hours only and in such manner not to interfere unreasonably with the conduct of the business of the Company or its Subsidiaries; and (iii) neither the Purchaser or any of its representatives shall contact officers or employees of the Company or any of its Subsidiaries except after prior approval of the Chief Financial Officer of the Company, which approval shall not be unreasonably withheld. Notwithstanding the foregoing, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Company reasonably determines that such access or disclosure would violate applicable Law, result in the disclosure of any trade secrets or similar information or violate any obligations of the Company or any other Person with respect to confidentiality, jeopardize any privilege claim by the Company or any of its Subsidiaries, interfere unreasonably with the conduct of the business of the Company or its Subsidiaries or require any action by the Company outside of normal business hours.

(2)	The Confidentiality Agreement shall continue to apply until the Effective Time, and any information provided under Section 4.6(1) is confidential and shall be subject to the terms of the Confidentiality Agreement.

Section 4.7 Privacy Matters

(1)	For the purposes of this Section 4.7, “Transaction Personal Information” means the personal information (as defined by applicable privacy Laws) to be disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Transferor”) as a result of or in conjunction with the Arrangement, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(2)	Each Transferor acknowledges and confirms that the disclosure of Transaction Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement and, if the determination is made to proceed with the Arrangement, to carry on the business and complete the Arrangement.

(3)	In addition to its other obligations hereunder, the Recipient covenants and agrees to: (i) prior to the completion of the Arrangement, collect, use and disclose the Transaction Personal Information solely for the purpose of reviewing and completing the Arrangement; (ii) protect and safeguard Transaction Personal Information against unauthorized collection, use or disclosure and in accordance with applicable privacy Laws; (iii) return or destroy the Transaction Personal Information, at the option of the Transferor, should the Arrangement not be completed; and (iv) if the Arrangement is completed, to use and disclose the Transaction Personal Information solely for the purposes for which such personal information was permitted to be used or disclosed by the Transferor prior to the completion of the Arrangement, to give effect to any withdrawal of consent to the collection, use and disclosure of Transaction Personal Information made by an individual, and to otherwise process such Transaction Personal Information in compliance with privacy Laws.

Section 4.8 Financing Assistance

(1)

The Company shall use its reasonable best efforts, shall cause its Subsidiaries to use their reasonable best efforts to, provide such customary cooperation (including with respect to timeliness) to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the Debt Financing and Equity Financing, including any amendments, waivers and/or consents to the Company’s (or its Subsidiaries’) existing debt arrangements (provided that: (i) such request is made on reasonable notice; (ii) such cooperation does not unreasonably interfere with the ongoing business operations of the Company, its Subsidiaries or the Non-Controlled Entities; (iii) the Company shall not be required to provide, or cause any of its Subsidiaries to provide, cooperation that involves any binding commitment or agreement (including the entry into any agreement or the execution of any certificate) by the Company or its Subsidiaries (or commitment or agreement which becomes effective prior to the Effective Time) which is not conditional on the completion of the Arrangement and does not terminate without liability to the Company and its Subsidiaries upon the termination of this Agreement, and the Non-Controlled Entities will not be required to provide any such commitment in any case; (iv) neither the Company nor any of its Subsidiaries shall be required to take any action pursuant to any Contract, certificate or instrument that is not contingent upon the occurrence of the Effective Time or that would be effective prior to the Effective Time; (v) neither the Board nor any of the Company’ Subsidiaries’ boards of directors (or equivalent bodies) shall be required to approve or adopt any Financing or Contracts related thereto (or any alternative financing) prior to the Effective Time (and no such directors that shall not be continuing directors shall be required to take such action); (vi) neither the Company nor any of its Subsidiaries shall be responsible for any adjustments to any pro forma financial information required to be provided in accordance with the Debt Commitment Letter; (vii) no employee, officer or director of the Company or its Subsidiary shall be required to take any action which would result in such Person incurring any personal liability (as opposed to liability in his or her capacity as an officer) with respect to any matters related to the Debt Financing; and (viii) any actions taken hereunder shall be, and shall deemed to be, taken in compliance with Section 4.1), including:

(a)	cooperating with the diligence efforts of the Purchaser and any Lender for all or any portion of the Debt Financing, in each case, upon reasonable notice and at mutually agreeable dates and times;

(b)	if requested by the Purchaser, furnishing the Purchaser and its proposed Lenders at least five Business Days prior to the Effective Date with all documentation and other information reasonably requested by the Lenders related to the Company, its Subsidiaries and the Non-Controlled Entities as required by any Lender with respect to the Debt Financing under applicable “know your customer” rules and regulations, including the PATRIOT Act (United States) to the extent requested at least eight Business Days prior to the closing of the Arrangement;

(c)	furnishing the Purchaser and its proposed Lenders, as applicable, as promptly as reasonably practicable, with the Financing Information and updating and correcting any Financing Information in order to ensure that such Financing Information satisfies the Compliance Requirements;

(d)	facilitating the removal of Liens by arranging for customary payoff letters, lien terminations and releases and instruments and acknowledgements of discharge (other than Liens on the property or assets of the Non-Controlled Entities), provided that no obligation of the Company, its Subsidiaries or the Non-Controlled Entities under any agreement shall be operative until the Effective Date;

(e)	assisting in preparation of appropriate and customary materials reasonably required in connection with the Debt Financing and participating in marketing efforts (including a reasonable number of meetings and calls) and a reasonable number of presentations, drafting sessions, due diligence sessions (including accounting due diligence sessions), and sessions with prospective lenders and investors and commitment parties and purchasers, in each case at reasonable times and locations mutually agreed;

(f)	using commercially reasonable efforts to obtain from the Company’s accounting firm accountants’, consistent with customary practice, customary comfort letters and consents customary for financings similar to the Debt Financing, and providing customary information and assistance reasonably necessary to assist the Purchaser and its counsel with obtaining the customary legal opinions required to be delivered in connection with the Debt Financing;

(g)	executing and delivering (or assisting in the execution and delivery of), as of the completion of the Arrangement, any pledge and security documents, other definitive financing documents or other certificates (including, but not limited to a solvency certificate of the chief financial officer and factual back-up certificates for legal opinions) or documents as may be reasonably requested by the Purchaser and otherwise facilitating the pledging of collateral (including cooperation in connection with the pay-off of existing indebtedness to the extent contemplated by this Agreement and the release of related Liens and termination of security interests);

(h)	preventing the offer, placement or arrangement of any debt securities or syndicated credit facilities by or on behalf of the Company or any of its Subsidiaries (except as permitted by this Agreement).

(2)	Notwithstanding Section 4.8(1), none the Company or any of its Subsidiaries shall be required to: (i) pay any commitment, consent or other similar fee, incur any liability, or provide or agree to provide any indemnity in connection with any such financing prior to the Effective Time; (ii) take any action or do anything that would: (a) contravene any applicable Law or its organizational or constating documents; (b) contravene any of the Company’s, any of its Subsidiaries’ or the Non-Controlled Entities’ agreements that relate to borrowed money or any Contract; (c) be capable of impairing or preventing the satisfaction of any condition set forth in Article 6; (d) cause any breach of this Agreement that would provide the Purchaser with the right to terminate this Agreement or seek indemnity, reimbursement of expenses or the payment of the Termination Fee under the terms hereof; (iii) disclose any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets or similar information or violate any obligations of the Company or any other Person with respect to confidentiality; or (iv) waive or amend any terms of this Agreement. Nothing in this Agreement will require any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action pursuant to this Section 4.8 or any other provision of Section 4.8(1) that would or would reasonably be expected to result in personal liability to such Representative.

(3)

The Purchaser shall, promptly upon request by the Company (and in any event following termination of this Agreement), reimburse the Company, its Subsidiaries and the Non-Controlled Entities for all reasonable and documented out-of-pocket costs (including reasonable and documented out-of-pocket legal fees) incurred by the Company, its Subsidiaries or the Non-Controlled Entities in connection with any of the actions contemplated by this Section 4.8, and shall indemnify and hold harmless the Company, its Subsidiaries, the Non-Controlled Entities and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 4.8 or in connection with Financings.

(4)	The Company hereby consents to the use of its and its Subsidiaries’ trademarks, trade names and logos in connection with the Debt Financing; provided, that such trademarks, trade names and logos are used solely (i) in a manner that is not intended, or reasonably likely, to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries and (ii) solely in connection with a description of the Company, its business and products or the transactions contemplated by this Agreement (including the Debt Financing).

Section 4.9 Public Communications

The Parties shall agree on the text of joint press releases by which they will announce (i) the execution of this Agreement, and (ii) the completion of the Arrangement. Except as required by Law, no Party shall issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that is required to make disclosure by Law (other than in connection with the Required Regulatory Approvals contemplated by Section 4.4) or to ensure compliance with the fiduciary duties of its board of directors shall, if permitted by Law, use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure (other than with respect to confidential information contained in such disclosure) and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel. For the avoidance of doubt, none of the foregoing shall prevent the Company or the Purchaser from making (i) internal announcements to employees and having discussions with shareholders, financial analysts and other stakeholders, or (ii) public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Company. The Parties acknowledge that the Company will file this Agreement and a material change report relating thereto on SEDAR.

Section 4.10 Insurance and Indemnification

(1)

Prior to the Effective Time, the Company shall, in reasonable consultation with the Purchaser, (and, if the Company is unable to, the Purchaser shall cause the Company as of the Effective Time to) obtain from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance, and fully pay a single premium for, customary “tail” policies of directors’ and officers’ liability insurance providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than six years from and after the Effective Time and with terms, conditions, retentions and limits of liability that are no less favourable to the directors and officers in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date provided that the cost of such policies shall not exceed 300% of the annual premiums for the Company’s directors and officers insurance in effect as of the date of this Agreement.

(2)	From and after the Effective Time, the Purchaser shall, and shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director and officer of the Company and its Subsidiaries and each present and former designate or nominee of the Company or its Subsidiaries on the board of directors (or equivalent body) of the Non-Controlled Entities (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or related to such Indemnified Person’s service as a director or officer of the Company, any of its Subsidiaries and/or any of the Non-Controlled Entities or services performed by such persons at the request of the Company, any of its Subsidiaries or any of the Non-Controlled Entities at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement and the Arrangement or any of the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. None of the Purchaser, the Company or any of their respective Subsidiaries shall, and they will use commercially reasonable efforts to ensure that no Non-Controlled Entity shall, settle, compromise or consent to the entry of any judgment in any Proceeding involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as a director or officer of the Company, any of its Subsidiaries and/or any of the Non-Controlled Entities or services performed by such Indemnified Person at the request of the Company, any of its Subsidiaries or any of the Non-Controlled Entities at or prior to or following the Effective Time without the prior written consent (not to be unreasonably withheld or delayed) of that Indemnified Person, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding.

(3)	The Purchaser shall, and shall use commercially reasonable efforts to cause the Non-Controlled Entities to from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries and the Company’s and its Subsidiaries’ designates, nominees and appointees as officers and directors of the Non-Controlled Entities and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(4)	If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 4.10 that is denied by the Company or the Purchaser, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then the Company and the Purchaser shall pay such Indemnified Person’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Company or the Purchaser.

(5)	The rights of the Indemnified Persons under this Section 4.10 shall be in addition to any rights such Indemnified Persons may have under the Company Constating Documents or the constating documents of any of its Subsidiaries and the Non-Controlled Entities, or under any applicable Law or agreement of any Indemnified Person with the Company, any of its Subsidiaries or any of the Non-Controlled Entities. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any Indemnified Person as provided in the constating documents of the Company, any of its Subsidiaries or any of the Non-Controlled Entities or any agreement between such Indemnified Person and the Company, any of its Subsidiaries or any of the Non-Controlled Entities shall survive the Effective Time for a period of not less than six years and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

(6)	If any of the Company, the Purchaser or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of the Company or the Purchaser, as the case may be, shall assume all of the obligations set forth in this Section 4.10. The Purchaser shall ensure that it, the Company, and any of their successors or assigns have adequate financial resources to satisfy all of the obligations set forth in this Section 4.10.

Section 4.11 Pre-Acquisition Reorganization

(1)

The Company agrees that, upon the reasonable request by the Purchaser, the Company shall use commercially reasonable efforts to: (i) effect such reorganizations of the Company’s corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and (ii) co-operate with the Purchaser and its advisors in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which any Pre-Acquisition Reorganization might most effectively be undertaken; provided that any Pre-Acquisition Reorganization: (a) is not prejudicial to the Company or the Company Securityholders in any material respect; (b) does not require the Company to obtain the approval of any of the Company Securityholders and does not require the Company or any of its Subsidiaries to obtain the consent of any third party (including under any Authorization); (c) does not impair, prevent or delay the consummation of the Arrangement or the ability of the Purchaser to obtain any financing required by it in connection with the transactions contemplated by this Agreement (including the Financings); (d) is effected as closely as is reasonably practicable to the Effective Time; (e) does not result in any breach by the Company or any of its Subsidiaries of any Contract, Authorization, organizational documents or Law; and (f) does not result in Taxes being imposed on, or any adverse Tax or other consequences to, any Company Securityholder. The Purchaser hereby waives any breach of a representation, warranty or covenant by the Company, where such breach is a result of an action taken by the Company or a Subsidiary pursuant to a request by the Purchaser in accordance with this Section 4.11. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Time. Upon receipt of such notice, the Purchaser and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Company to obtain approval of the Company Securityholders (other than as properly put forward and approved at the Company Meeting)), to give effect to such Pre-Acquisition Reorganization. If the Arrangement is not completed, the Purchaser (x) shall forthwith reimburse the Company for all costs and expenses, including legal fees and disbursements, incurred by the Company and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization or otherwise pursuant to this Section 4.11; and (y) hereby indemnifies and holds harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, costs and Taxes suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization or otherwise pursuant to this Section 4.11, or to reverse or unwind any Pre-Acquisition Reorganization or other steps taken pursuant to this Section 4.11.

(2)	Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into one or more transactions (the “Bump Transactions”) designed to step up the adjusted cost base of certain non-depreciable capital property of the Company or its Subsidiaries for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably required by the Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by the Purchaser.

Section 4.12 Tax Matters

The Company covenants and agrees that:

(1)	as promptly as possible after the date hereof, the Company shall provide the Purchaser with a list of all material Tax Returns with respect to which the Company or any of its Subsidiaries has requested an extension of time within which to file such Tax Return which Tax Return has not yet been filed; and

(2)

until the Effective Date the Company and its Subsidiaries will (i) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by any of them, which shall be correct and complete in all respects, and (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted. The Company shall keep the Purchaser reasonably informed of any events, discussions, notices or changes with respect to any

Tax or regulatory investigation or any other investigation by a Governmental Entity or Proceeding involving the Company or any of its Subsidiaries (other than ordinary course communications which could not reasonably be expected to be material to the Corporation, its Subsidiaries or its business).

Section 4.13 Stock Exchange Delisting

Each of the Company and Purchaser agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist the Common Shares and the Company Debentures from each of the TSX and the NASDAQ, as applicable, and terminate the Company’s registration under the US Exchange Act, in each case, as promptly as practicable after the Effective Time.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation

(1)	Except as provided in this Article 5, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or of any of its Subsidiaries (collectively, “Representatives”):

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	continue, enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any Acquisition Proposal, provided that the Company may (a) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal, (b) advise any Person of the restrictions of this Agreement, and (c) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

(iii)	publicly withdraw, amend, modify or qualify in a manner adverse to the Purchaser, or publicly propose to withdraw, amend, modify or qualify in a manner adverse to the Purchaser the Board Recommendation (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following the announcement of the Acquisition Proposal will not be considered to be in violation of this Section 5.1, provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period);

(iv)	accept, approve, endorse or recommend, or publicly propose, to accept, approve, endorse or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following the announcement of the Acquisition Proposal will not be considered to be in violation of this Section 5.1, provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period); or

(v)	accept, approve, endorse, recommend or execute or enter into or publicly propose to accept, approve, endorse, recommend or execute or enter into any agreement, letter of intent, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3).

(2)	The Company shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and the Equity Investors) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company will:

(i)	immediately discontinue access to, and disclosure of, all of its confidential information (including through any data room or through granting access to any books and records or its properties or facilities); and

(ii)	within two Business Days of the date hereof, request, and exercise all rights it has to require, (a) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any such Person, and (b) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries provided to any such Person in each case using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)

The Company covenants and agrees that (i) it shall take all commercially reasonable action necessary to enforce each confidentiality, standstill or similar agreement, restriction or covenant to which it or any of its Subsidiaries is a party, and (ii) neither it, nor any of its Subsidiaries or any of their respective Representatives have or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company or any of its Subsidiaries under any confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions as a result of entering into and announcing this Agreement or otherwise in accordance with such restrictions shall not be a violation of this Section 5.1(3)).

Section 5.2 Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any written or oral inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, including but not limited to information, access or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company shall promptly (and in any event within 24 hours of the receipt thereof) notify the Purchaser, at first orally, and then in writing, of such inquiry, proposal, offer or request, including a description of its material terms and conditions, and the identity of all Persons making the inquiry, proposal, offer or request and shall provide the Purchaser with summaries or copies of all written agreements, documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser fully informed of the status of developments and negotiations with respect to any such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3 Responding to an Acquisition Proposal

(1)	If at any time prior to the approval of the Arrangement Resolution in accordance with the Interim Order, the Company receives a bona fide written Acquisition Proposal from a Person, the Company and its Representatives may enter into, engage in, participate in, facilitate and maintain discussions or negotiations with, and otherwise co-operate with or assist, such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of any information, properties, facilities, books or records of the Company and its Subsidiaries to such Person, if and only if:

(i)	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(ii)	such Acquisition Proposal did not result from a breach by the Company of its obligations under this Article 5;

(iii)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(iv)	prior to providing any such copies, access or disclosure, (a) the Company enters into a confidentiality agreement with such Person on terms that are no less favourable to the Company than those of the Confidentiality Agreement, and (b) any such copies, access or disclosure (other than verbal disclosure) provided to such Person shall have already been (or shall simultaneously be) provided to the Purchaser; and

(v)	prior to providing any such copies, access or disclosure to such Person, the Company provides the Purchaser with a true, complete and final executed copy of the confidentiality agreement referred to in Section 5.3(1)(iv).

(2)	Nothing contained in this Agreement shall prohibit the Board or the Company from making any disclosure to the Company Securityholders (i) if the Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such disclosure is otherwise required under applicable Law or (ii) or as required by applicable Law, including in response to an Acquisition Proposal (including by responding to an Acquisition Proposal in a directors’ circular); provided that, notwithstanding that the Board or the Company shall be permitted to make such disclosure, the Board shall not be permitted to make a Change in Recommendation, other than as permitted by Section 5.4(1). Nothing contained in this Agreement shall prohibit the Company or the Board from calling and/or holding a meeting of Common Shareholders requisitioned by Common Shareholders in accordance with the OBCA or taking any other action to the extent ordered or otherwise mandated by a Governmental Entity in accordance with applicable Laws.

Section 5.4 Right to Match

(1)	If the Company receives an Acquisition Proposal that the Board determines, in good faith, constitutes a Superior Proposal prior to the approval of the Arrangement Resolution in accordance with the Interim Order, the Board may, subject to compliance with Article 7 and Section 8.2, authorize the Company to enter into a definitive agreement with respect to such Superior Proposal or may make a Change in Recommendation, if and only if:

(i)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(ii)	such Acquisition Proposal did not result from a breach by the Company of its obligations under this Article 5;

(iii)	the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Acquisition Proposal or to make a Change in Recommendation (a “Superior Proposal Notice”);

(iv)	the Company has provided the Purchaser with a copy of the proposed definitive agreement for the Superior Proposal (if any) and all supporting materials supplied to the Company in connection therewith, including the value in financial terms that the Board has, with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(v)	at least five Business Days have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(iv) (the “Matching Period”);

(vi)	after the Matching Period, the Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)); and

(vii)	prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(iii)(b) and pays the Termination Fee pursuant to Section 8.2.

(2)	During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Purchaser shall have the opportunity (but not the obligation), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; (ii) the Board shall review any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement, in consultation with outside legal and financial advisors and in good faith, to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously determined to constitute a Superior Proposal ceasing to be a Superior Proposal; and (iii) if the Board determines that such Acquisition Proposal would no longer constitute a Superior Proposal, the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms.

(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Securityholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4 and the Purchaser shall be afforded a new Matching Period in connection therewith, provided that, notwithstanding Section 5.4(1)(v) above, the duration of such Matching Period shall be three Business Days rather than five Business Days.

(4)	The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal that is determined not to be a Superior Proposal if the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its legal counsel the reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its legal counsel.

(5)	If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than ten Business Days before the Company Meeting, the Company shall be entitled to, and the Purchaser shall be entitled to require the Company to, adjourn or postpone the Company Meeting to a date that is not more than ten Business Days after the date of the Superior Proposal Notice; provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

(6)	Any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or their respective Representatives shall be deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

CONDITIONS

Section 6.1    Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted at the Company Meeting in accordance with the Interim Order.

(2)	Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Articles of Arrangement. The Articles of Arrangement to be sent to the Director under the OBCA in accordance with this Agreement shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

(4)	No Restraint. No Law, judgment, order, writ, injunction or decree of any Governmental Entity (collectively, “Restraints”) is in effect that makes the consummation of the Arrangement illegal or enjoins or otherwise prohibits the Company or the Purchaser from consummating the Arrangement.

(5)	Required Regulatory Approvals. Each of the Required Regulatory Approvals has been obtained.

Section 6.2    Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Company set forth in (i) Paragraph (1) [Organization and Qualification], Paragraph (2) [Authorization], Paragraph (4) [Execution and Binding Obligation] of Schedule D hereto shall be true and correct in all material respects as of the Effective Date as if made at and as of the Effective Date (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); (ii) Paragraph (3) [Capitalization] (other than Paragraph (3)(e)) and Paragraph (8)(e) of Schedule D hereto and shall be true and correct in all respects (other than de minimis inaccuracies) as of the Effective Time as if made at and as of the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); and (iii) this Agreement (including in Schedule D hereto, other than those to which clause (i) or (ii) above applies) shall be true and correct as of the Effective Time as if made at and as of the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except in the case of this clause (iii) to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for the purpose of this clause (iii), any reference to “material”, “Material Adverse Effect” or other concept of materiality in such representations and warranties shall be ignored); and the Company shall have delivered to the Purchaser a certificate addressed to the Purchaser, dated the Effective Date and executed by two of its senior officers (without personal liability), confirming the same.

(2)	Performance of Covenants. The Company shall have fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company shall have delivered to the Purchaser a certificate addressed to the Purchaser, dated the Effective Date and executed by two of its senior officers (without personal liability), confirming same.

(3)	No Actions. No action or proceeding has been taken by any Governmental Entity (as described in clause (i) of the definition of Governmental Entity) against the Company or that Purchaser that would:

(i)	cease trade, enjoin, prohibit or impose any limitations on the Purchaser’s ability to acquire, hold, or exercise full right of ownership over, any Common Shares, including the right to vote the Common Shares, upon completion of the Arrangement; or

(ii)	prohibit the ownership or operation by Purchaser of the business of the Company or any of the Company’s Subsidiaries or any material portion of the business or assets of the Company or any of the Company’s Subsidiaries’ as a result of the Arrangement.

(4)	Material Adverse Effect. Since the date of this Agreement there shall not have been or occurred a Material Adverse Effect.

(5)	Dissent. Dissent Rights shall not have been validly exercised, and not withdrawn or deemed to have been withdrawn, in respect of more than 5% of the outstanding Common Shares held by the Common Shareholders.

(6)	Borrowings under Existing Credit Facilities. The aggregate outstanding principal amount of indebtedness for borrowed money outstanding under the Existing Credit Facilities as of the Effective Date shall not exceed $250,000,000. The Parties acknowledge and agree that the condition contemplated by this Section 6.2(6) has been included in this Agreement because the aggregate amounts to be made available to the Purchaser under the Debt Commitment Letter and the Equity Commitment Letter would be insufficient to fund the amounts contemplated by Section 2.10 if the condition contemplated by this Section 6.2(6) is not satisfied. Accordingly, if all the other conditions to closing contemplated by Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived (excluding conditions that, by their terms, are to be satisfied on the Effective Date), then the Parties shall cooperate in good faith with each other and use commercially reasonable efforts to arrange for additional debt financing (either from the Lenders or from an alternative lender or lenders) on terms no less favourable to the Purchaser than those contained in the Debt Commitment Letter such that the Purchaser would have sufficient funds to consummate the Arrangement and, in the event that such additional debt financing can be arranged on such terms, the condition in this Section 6.2(6) shall then be deemed to be satisfied.

Section 6.3    Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement (including in Schedule E) are true and correct as of the Effective Time, as if made at and as of the Effective Time (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the Arrangement, and the Purchaser shall have delivered to the Company a certificate addressed to the Company, dated the Effective Date and executed by two of its senior officers (without personal liability), confirming same.

(2)	Performance of Covenants. The Purchaser shall have fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time, and the Purchaser shall have delivered to the Company a certificate addressed to the Company, dated the Effective Date and executed by two of its senior officers (without personal liability), confirming same.

(3)	Payment of Consideration. The Purchaser shall have deposited, or caused to be deposited, with the Depositary sufficient funds to satisfy the obligations under Section 2.10 and the Depositary will have confirmed to the Company receipt from or on behalf of the Purchaser of the funds contemplated by Section 2.10.

Section 6.4    Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.10 hereof shall be released from escrow at the Effective Time without any further act or formality required on the part of any person.

ARTICLE 7

TERM AND TERMINATION

Section 7.1    Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2    Termination

(1)	This Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time (notwithstanding approval of the Arrangement Resolution and/or receipt of the Final Order) by:

(i)	the mutual written agreement of the Parties; or

(ii)	the Company or the Purchaser, if:

(a)	the Arrangement Resolution is not approved by the Common Shareholders entitled to vote thereon at the Company Meeting in accordance with the Interim Order; or

(b)	after the date of this Agreement, any Restraint is enacted, made, enforced or amended, as applicable, that has the effect set forth in Section 6.1(4) and such Restraint has become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(ii)(b) shall have used commercially reasonable efforts to prevent, appeal or overturn such Restraint or otherwise have it lifted or rendered non-applicable in respect of the Arrangement and provided further that the enactment, making, enforcement or amendment of such Restraint was not primarily due to the fault of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(ii)(c) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iii)	the Company if:

(a)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 7.3; provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied; or

(b)	prior to the approval of the Arrangement Resolution in accordance with the Interim Order, the Board authorizes the Company, subject to complying with the terms of this Agreement (including the terms of Article 5 and payment of the Termination Fee in accordance with Section 8.2) to enter into a definitive written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal; or

(c)	after the Marketing Period has ended, (A) all conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Purchaser Conditions Precedent] (excluding conditions that, by their terms, are to be satisfied on the Effective Date) have been satisfied or waived, (B) the Company has irrevocably given notice to the Purchaser in writing that it is ready, willing, and able to complete the Arrangement, (C) the Company has given the Purchaser written notice at least five (5) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 7.2(1)(iii)(c), and (D) the Purchaser does not provide or cause to be provided the Depositary with sufficient funds to purchase the Common Shares contemplated by the Agreement as required pursuant to Section 2.10 within five (5) Business Days after the delivery of such notice; or

(iv)	the Purchaser, if:

(a)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company

Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 7.3; provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied; or

(b)	(A) the Board fails to recommend, or publicly withdraws, amends, modifies or qualifies in a manner adverse to the Purchaser Proposal, or publicly proposes to withdraw, amend, modify or qualify in a manner adverse to the Purchaser, the Board Recommendation (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days will not be considered to be an adverse withdrawal, amendment, modification or qualification, provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period), unless the Purchaser shall have breached a covenant or representation or warranty under this Agreement in such a manner that the Company would be entitled to terminate this Agreement in accordance with Section 7.2(1)(ii)(c) or Section 7.2(1)(iii)(a), (B) the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days will not be considered to be an acceptance, approval, endorsement or recommendation of such Acquisition Proposal, provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period), unless the Purchaser shall have breached a covenant or representation or warranty under this Agreement in such a manner that the Company would be entitled to terminate this Agreement in accordance with Section 7.2(1)(ii)(c) or Section 7.2(1)(iii)(a), or (C) the Board enters into or publicly proposes to accept or enter into any written agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3) (any action set forth in clauses (A) or (B), a “Change in Recommendation”).

(2)	Subject to Section 7.3(3), if applicable, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(i)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3    Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of (i) the termination of this Agreement in accordance with its terms and (ii) the Effective Time, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of any Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time (provided that this Section 7.3(1)(ii)(a) shall not apply in the case of any event or state of facts resulting from the actions or omissions of another Party which are required under this Agreement); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party under this Agreement.

(2)	Notification provided under this Section 7.3 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(iii)(a) and the Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(iv)(a), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (i) the Outside Date, and (ii) if the breach is capable of being cured prior to the Outside Date, the date that is 30 days following receipt of such Termination Notice by the Breaching Party, if the Breaching Party shall not have commenced good faith efforts to cure the applicable breach. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company may adjourn or postpone the Company Meeting to the earlier of (a) seven Business Days prior to the Outside Date, and (b) the date that is 20 Business Days following receipt of such Termination Notice by the Breaching Party (without causing any breach of any other provision contained herein).

Section 7.4    Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (i) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.10 shall survive for a period of six years thereafter; (ii) in the event of termination under Section 7.2, Section 1.2, Section 2.4(5), Section 4.7, Section 4.8(3), Section 4.11(1), this Section 7.4 and Section 8.2 through to and including Section 8.14 shall survive; (iii) subject to Section 8.2(10), neither the termination of this Agreement nor anything contained in this Section 7.4 shall relieve any Party from any liability for any willful breach of this Agreement; and (iv) the provisions of Guarantee shall survive thereafter until the Guarantors’ obligations thereunder have been fully performed.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1    Amendments

(1)	This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Common Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(iii)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(iv)	modify any mutual conditions contained in this Agreement.

(2)	Notwithstanding anything to the contrary contained herein, this Section 8.1, Section 8.2(11), Section 8.7 and Section 8.12(3), (4) and (5) and Section 8.17 may not be amended, supplemented, waived or otherwise modified in a manner adverse to the financial institutions identified in the Debt Commitment Letter (or any Debt Financing Sources related thereto) without the prior written consent of such financial institutions.

Section 8.2    Termination Fee and Expenses

(1)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party and its affiliates and representatives incurring such costs or expenses and the Purchaser shall be responsible for any filing fees or similar fee and applicable Taxes payable to a Governmental Entity in connection with a Regulatory Approval.

(2)	If a Termination Fee Event occurs, the Company shall pay or cause to be paid to CDP Groupe Infrastructures Inc. (or to any of its affiliates as directed by notice in writing by CDPQ) the Termination Fee in accordance with Section 8.2(4) as liquidated damages.

(3)	For the purposes of this Agreement, “Termination Fee” means $28,400,000, and “Termination Fee Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Section 7.2(1)(iv)(b) [Change in Recommendation];

(ii)	by the Company, pursuant to Section 7.2(1)(iii)(b) [Superior Proposal];

(iii)	by the Company or the Purchaser, pursuant to Section 7.2(1)(ii)(a) [Arrangement Resolution not Approved] or Section 7.2(1)(ii)(b) [Effective Time not Prior to Outside Date], but only if:

(a)	prior to such termination in the case of a termination pursuant to Section 7.2(1)(ii)(b) [Effective Time not Prior to Outside Date], an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person;

(b)	prior to the time of the Company Meeting in the case of a termination pursuant to Section 7.2(1)(ii)(a) [Arrangement Resolution not Approved], an Acquisition Proposal publicly announced or otherwise publicly disclosed by any Person and such Acquisition Proposal has not expired or been withdrawn prior to the time of the Company Meeting; and

(c)	within twelve months following the date of such termination, any Acquisition Proposal is consummated or any definitive agreement is entered into that contemplates any Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within twelve months following such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(4)	If a Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 7.2(1)(iii)(b) [Superior Proposal], the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(iv)(b) [Change in Recommendation], the Termination Fee shall be paid within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 8.2(3)(iii) [Acquisition Proposal following Termination], the Termination Fee shall be paid within two Business Days following the consummation/closing of the Acquisition Proposal referred to therein. Any Termination Fee shall be paid, or caused to be paid, by the Company to CDP Groupe Infrastructures Inc. (or to any of its affiliates as directed by notice in writing by CDPQ) by wire transfer in immediately available funds to an account designated by the Purchaser. For greater certainty, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion, whether the Termination Fee may be payable pursuant to one or more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(5)	Any Termination Fee payable by the Company pursuant to this Agreement shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is, or the Company reasonably believes such deduction or withholding is, required by Law. If the Company is, or reasonably believes it is, required by applicable Laws to deduct or withhold any Taxes from the payment of the Termination Fee, (i) the Company shall make such required deductions or withholdings, (ii) the Company shall remit the full amount deducted or withheld to the appropriate Governmental Entity in accordance with applicable Laws, and (iii) the amount so withheld and remitted shall be treated for purposes of this Section 8.2 as having been paid to CDP Groupe Infrastructures Inc. (or its applicable affiliates identified pursuant to Section 8.2(4)).

(6)	If a Reverse Termination Fee Event occurs, the Purchaser shall pay or cause to be paid to the Company the Reverse Termination Fee in accordance with Section 8.2(8) as liquidated damages.

(7)	For the purposes of this Agreement, “Reverse Termination Fee” means $35,000,000, and “Reverse Termination Fee Event” means the termination of this Agreement by the Company pursuant to Section 7.2(1)(iii)(a) [Purchaser Breach] or pursuant to Section 7.2(1)(iii)(c) [Failure to Fund].

(8)	If a Reverse Termination Fee Event occurs, the Reverse Termination Fee shall be paid as promptly as practicable (and in any event within two Business Days following such Reverse Termination Fee Event). Any Reverse Termination Fee shall be paid, or caused to be paid, by the Purchaser to the Company by wire transfer in immediately available funds to an account designated by the Company. For greater certainty, in no event shall the Purchaser be obligated to pay the Reverse Termination Fee on more than one occasion, whether the Reverse Termination Fee may be payable pursuant to one or more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(9)	Any Reverse Termination Fee payable by the Purchaser pursuant to this Agreement shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is, or the Purchaser reasonably believes such deduction or withholding is, required by Law. If the Purchaser is, or reasonably believes it is, required by applicable Laws to deduct or withhold any Taxes from the payment of the Reverse Termination Fee, (i) the Purchaser shall make such required deductions or withholdings, (ii) the Purchaser shall remit the full amount deducted or withheld to the appropriate Governmental Entity in accordance with applicable Laws, and (iii) the amount so withheld and remitted shall be treated for purposes of this Section 8.2 as having been paid to the Company.

(10)

Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement. Each Party irrevocably waives any right it may have to raise as a defence that any such amounts are excessive or punitive. If the Company or the Purchaser, as the case may be, fails to timely pay any amount due pursuant to this Section 8.2, it shall also pay any costs and expenses incurred by the other Party in connection with a legal action to enforce this Agreement that results in a judgment against the Company for the payment of the Termination Fee, together with interest on the amount of any unpaid fee, cost or expense at the prime rate of the Bank of Canada from the date such fee, cost or expense was required to be paid to (but excluding) the payment date. In no event shall, (i) the Company be obligated to pay the Termination Fee on more than one occasion or (ii) the Purchaser be obligated to pay the Reverse Termination Fee (including as a consequence of payment thereof by the Equity Investors pursuant to the Guarantee) on more than one occasion, in each case, whether or not the Termination Fee or the Reverse Termination Fee, as applicable, may be payable at different times or upon the occurrence of different events.

(11)	Subject to the Company’s right to injunctive and other equitable relief or other form of specific performance in accordance with Section 8.6 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement and the indemnification or reimbursement obligations of the Purchaser under Section 2.4(5), Section 4.8(3) or Section 4.11(1), in the event that the Reverse Termination Fee is paid to the Company in circumstances for which such fee is payable, payment of the Reverse Termination Fee (including as a consequence of payment thereof by the Equity Investors pursuant to the Guarantee) shall be the sole and exclusive remedy of the Company and its Subsidiaries against the Purchaser or any of its former, current or future general or limited partners, stockholders, financing sources (including, without limitation, the Debt Financing Sources and the Equity Investors), managers, members, directors, officers or affiliates (collectively, the “Purchaser Related Parties”) for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated hereby to be consummated or for a breach or failure to perform any obligations required to be performed under this Agreement or otherwise relating to or arising out of this Agreement or the Arrangement, and upon payment of such amount none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Arrangement, and no Company Related Party shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against any Purchaser Related Party in connection with this Agreement or the transactions contemplated by this Agreement (except that the Guarantors shall be obligated pursuant to the terms and conditions of the Guarantee).

(12)

Subject to the Purchaser’s right to injunctive and other non-monetary equitable relief or specific performance in accordance with Section 8.6 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, and the reimbursement obligations of the Company under Section 8.2(10), in the event that the Termination Fee is paid to the Purchaser in circumstances for which such fee is payable, payment of the Termination Fee shall be the sole and exclusive remedy of any Purchaser Related Parties against the Company or any of its former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or affiliates (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated hereby to be consummated or for a breach or failure to perform all obligations required to be performed under this Agreement or otherwise relating to or arising out of this Agreement or the Arrangement, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Arrangement, and no Purchaser Related Party shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against any Company Related Party in connection with this Agreement or the transactions contemplated by this Agreement.

(13)	If this Agreement has been terminated by the Purchaser pursuant to Section 7.2(1)(iv)(a) [Company Breach], then the Company shall, within two (2) business days after receipt from Purchaser of documentation supporting its reasonably incurred expenses in connection with this Agreement, pay to CDP Groupe Infrastructures Inc. (or to any of its affiliates as directed by notice in writing by CDPQ) up to $3,000,000 on account of its reasonably incurred and documented expenses in connection with this Agreement. For greater certainty, no amount shall be payable under this Section 8.2(13) in the event that the Termination Fee is paid and in no event shall the sum of the reimbursed expenses under this Section 8.2(13) and the Termination Fee payable by the Company exceed an amount equal to the Termination Fee.

Section 8.3    Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement will be sufficient if in writing and (i) hand delivered, (ii) sent by certified or registered mail, (iii) sent by express courier, or (iv) if notice is also contemporaneously sent by one of the other methods of delivery, sent by facsimile or email, addressed as follows:

(a)	to the Purchaser at:

Spinner Can AcquireCo Inc.
100, Place Jean-Paul-Riopelle
Montreal, Quebec, Canada
H2Z 2B3

Attention: Olivier Renault / François Duquette
Email: [REDACT] / [REDACT]

with a copy (which shall not constitute notice) to:
Torys LLP
79 Wellington St. W., Suite 3000
Toronto, Ontario, Canada
M5K 1N2
Attention: David Chaikof / Cornell Wright
Facsimile: (416) 865-7380
Email: dchaikof@torys.com / cwright@torys.com

(b)	to the Company at:

Student Transportation Inc.

885 Island Park Drive
Suite 210
Daniel Island, SC 29492

Attention: Denis J. Gallagher
Email: [REDACT]

with a copy (which shall not constitute notice) to:

Goodmans LLP
333 Bay St., Suite 3400
Toronto, Ontario, Canada
M5H 2S7

Attention: Robert Vaux / Jamie van Diepen
Email: rvaux@goodmans.ca / jvandiepen@goodmans.ca

Any notice or other communication is deemed to be given and received on the day on which it was delivered or, in the case of notices or other communications transmitted by facsimile or email, transmitted (or if such day is not a Business Day or if such notice or communication was delivered or transmitted after 5:00 p.m. (local time in the place of receipt) on the next following Business Day). Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.4    Time of the Essence

Time is of the essence in this Agreement.

Section 8.5    Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.6    Injunctive Relief

(1)

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement (including the Parties’ obligations to consummate the Arrangement and the Purchaser’s obligation to pay, and the right of the Company Securityholders to receive, the aggregate amount payable by the Company and the Purchaser contemplated by the Plan of Arrangement) without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity. The Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. If, prior to the Outside Date, any Party brings any action in accordance with this Section 8.6 to enforce specifically the performance of the terms and provisions hereby by any other Party, the Outside Date shall automatically be extended (i) for the period during which such action is pending, plus 20 Business Days or (ii) by such other time period established by the court presiding over such action, as the case may be.

(2)	For greater certainty, it is acknowledged and agreed that the Company shall be entitled to seek specific performance as a third party beneficiary of the Purchaser’s rights against the Equity Investors under the Equity Commitment Letter and/or to seek specific performance to cause the Purchaser to enforce the obligations of the Equity Investors, under the Equity Commitment Letter, as set out in Section 8.6(1); provided, however, that such right shall only be available if, and only if: (i) all conditions in Section 6.1 and Section 6.2 have been satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but are reasonably capable of being satisfied by the Effective Date); (ii) the Purchaser fails to consummate the Arrangement on the date on which the Effective Date should have occurred pursuant to Section 2.9(2); (iii) the Debt Financing provided for by the Debt Commitment Letter (or any alternative financing to the Debt Financing contemplated by Section 4.8) has been funded or will be funded in accordance with the terms thereof on the Effective Date if the Equity Financing is funded on the Effective Date; and (iv) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing (or any alternative financings thereto contemplated by Section 4.8) are funded, it is ready, willing and able to consummate the Arrangement. For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, the Company may concurrently pursue both (i) a grant of specific performance as a third party beneficiary of the Purchaser’s rights against the Equity Investors under the Equity Commitment Letter, to seek specific performance to cause the Purchaser to enforce the obligations of the Equity Investors, under the Equity Commitment Letter and/or to consummate the Arrangement, in each case, to the extent permitted by this Section 8.6(2) and (ii) the payment of the Reverse Termination Fee pursuant to Section 8.2(6) (and the payment of any amounts pursuant to Section 2.4(5), Section 4.8(3) or Section 4.11(1)); provided that under no circumstances shall the Company be entitled to receive both (a) a grant of specific performance as a third party beneficiary of the Purchaser’s rights against the Equity Investors under the Equity Commitment Letter, to seek specific performance to cause the Purchaser to enforce the obligations of the Equity Investors, under the Equity Commitment Letter and/or to consummate the Arrangement, in each case, to the extent permitted by this Section 8.6(2) and (b) payment of the Reverse Termination Fee pursuant to Section 8.2(6)(and the payment of any amounts pursuant to Section 2.4(5), Section 4.8(3) or Section 4.11(1)).

Section 8.7    Third Party Beneficiaries

(1)	Except as provided in Section 2.4(5), Section 4.8(3), Section 4.10, Section 4.11(1) and Section 8.14, which, without limiting their terms, are intended as stipulations for the irrevocable benefit of the Indemnified Persons and of the other Persons identified therein as the beneficiaries thereof, and except for the right of the Common Shareholders to receive the Consideration and the right of the holders of Incentive Securities and Company Debentures to receive the amount payable in respect thereof in connection with the Arrangement, in each case, following the Effective Time and in accordance with the terms of this Agreement, the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Proceeding or other forum.

(2)	Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons and each of the other Persons identified as being entitled to indemnification in Section 2.4(5), Section 4.8(3), Section 4.10 and Section 4.11(1), their direct rights against the applicable Party under Section 2.4(5), Section 4.8(3), Section 4.10 and Section 4.11(1), which are intended for the benefit of, and shall be enforceable by, each Indemnified Person and each such other Person, his or her heirs and his, her or its legal representatives, and for such purpose, the Company and the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf and that such provisions shall be binding on the Purchaser and its successors. The Parties reserve the right to vary or rescind their rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person, including any Indemnified Person.

(3)	Despite the foregoing, the Parties acknowledge to each of the Debt Financing Sources their direct rights under Section 8.1, Section 8.2(11), Section 8.7, Section 8.12(3), (4) and (5) and Section 8.17, which are intended for the benefit of, and shall be enforceable by, each Debt Financing Sources, his or her heirs and his or her legal representatives, and for such purpose, the Company and the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf and that such provisions shall be binding on the Purchaser and its successors.

Section 8.8    Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9    Entire Agreement

This Agreement, together with the Confidentiality Agreement and the Guarantee, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10    Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, provided that the Purchaser may assign all or part of its rights under this Agreement to, and all or part of its obligations under this Agreement may be assumed by, any of its affiliates if the Purchaser continues to be liable jointly and severally with such affiliate for all of its obligations hereunder.

Section 8.11    Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12    Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of Ontario in the City of Toronto and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum, provided that any court Proceedings will be conducted in the English language.

(3)	Notwithstanding anything herein to the contrary, unless otherwise provided in the Debt Commitment Letter, each of the Company and the Purchaser agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) against a Lender that is in any way related to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles.

(4)	Notwithstanding anything herein to the contrary, unless otherwise provided in the Debt Commitment Letter, each of the Company and the Purchaser agrees (i) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.3 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(5)	NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE COMPANY AND EACH OTHER PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ACQUISITION, THE DEBT FINANCING OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE.

Section 8.13    Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14    No Liability

No director, officer, employee, agent or representative of the Purchaser, any Equity Investor, or any of its or their Subsidiaries, or any general or limited partner, investor or member of any affiliate thereof or any director, officer, employee, trustee, agent or representative of such general or limited partner, investor or member thereof, shall have any personal liability whatsoever to the Company or any third party beneficiary under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser, any Equity Investor or any of its or their affiliates. No director or officer of the Company, its Subsidiaries or any of their respective affiliates or Representatives shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its affiliates.

Section 8.15    Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.16    Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or any other form of electronic communication) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 8.17    Debt Financing Sources

Subject, in each case, to the rights and claims of Purchaser under the Debt Commitment Letter any the definitive agreements with respect to the Debt Financing, (i) each of the Parties and their respective affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against and this Agreement may not be enforced against any of the Debt Financing Sources in any way relating to this Agreement, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or by the Debt Commitment Letter, including any dispute arising out of or relating in any way to the performance of any financing commitments of such Debt Financing Sources with respect to the transactions contemplated hereby or by the Debt Commitment Letter, whether at law or equity, in contract or in tort, or otherwise and (ii) no Debt Financing Sources shall have any liability (whether at law or in equity, in contract or in tort, or otherwise) to any of the parties hereto or any of their respective affiliates, directors, officers, employees, agents, partners, managers, members or stockholders under this Agreement or the Debt Commitment Letter or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or by the Debt Commitment Letter, including any dispute arising out of or relating in any way to the performance of any financing commitments, including the Debt Financing. The Company, on behalf of itself and its affiliates, directors, officers, employees, agents, partners, managers, members or stockholders, hereby waives any and all claims and causes of action (whether in contract or in tort, in law or in equity) against the Debt Financing Sources that may be based upon, arise out of or relate to this Agreement, the Debt Commitment Letter or the transactions contemplated hereby or thereby (including the Debt Financing).

* * * * * * *

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement on the date first written above.

STUDENT TRANSPORTATION INC.

By:	“Denis J. Gallagher”
Name:	Denis J. Gallagher
Title:	Chief Executive Officer

SPINNER CAN ACQUIRECO INC.

By:	“Olivier Renault”
Name: Title:	Olivier Renault President

By:	“Frédéric Lesage”
Name: Title:	Frédéric Lesage Vice President

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise, any capitalized term used herein but not defined shall have the meaning ascribed thereto in the Arrangement Agreement and the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions, provided that in no case shall “affiliate” of the Purchaser include (a) any Equity Investor’s and any Equity Investor’s affiliate’s operating or portfolio companies, investment funds, pooled investment vehicles or investee companies in which any Equity Investor or its affiliates may directly or indirectly invest, or (b) any third party acting on any Equity Investor’s or Equity Investor’s affiliates’ behalf in connection with any investment (i) made on its behalf, including third-party investment managers with discretionary authority, or (ii) made by investment funds or other pooled investment vehicles in which it has directly or indirectly invested and that are managed by third parties.

“Arrangement” means an arrangement of the Company under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of February 27, 2018 between the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting by the Common Shareholders entitled to vote thereon pursuant to the Interim Order.

“Business Day” means any day of the year, other than a Saturday, a Sunday or a day on which major banks are closed for business in Toronto, Ontario.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Common Shareholders” means the holders of the Common Shares.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Student Transportation Inc., a corporation incorporated under the laws of the Province of Ontario.

“Company 2013 Debentures” means the 6.25% Convertible Unsecured Subordinated Debentures of the Company due June 30, 2019.

“Company 2016 Debentures” means the 5.25% Convertible Unsecured Subordinated Debentures of the Company due September 30, 2021.

“Company Debentureholders” means the holders of the Company Debentures.

“Company Debentures” means, collectively, the Company 2013 Debentures and the Company 2016 Debentures.

“Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Securityholders” means, collectively, the Common Shareholders, the Company Debentureholders, the holders of PSG Units and the holders of DSUs.

“Consideration” means $7.50 in cash per Common Share, subject to adjustment in accordance with Section 4.1(2)(v) of the Arrangement Agreement.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Debenture Consideration” means with respect to the Company 2013 Debentures and the Company 2016 Debentures, the product of the Consideration and the number of Common Shares that a Company Debentureholder would be entitled to receive upon the conversion of their Company Debentures in accordance with their terms immediately following the Effective Time of the Arrangement pursuant to the Indentures plus the applicable Debenture Interest Consideration.

“Debenture Interest Consideration” means, for each C$1,000 principal amount of Company Debentures, a cash amount equal to the sum of (a) accrued and unpaid interest on such principal amount to, but excluding, the Effective Date, and (b) an amount equal to the amount of interest that would otherwise be payable thereon from and including the Effective Date to, but excluding, the date which is 32 days after the Effective Date, which aggregate amount shall be determined in accordance with Section 2.4.

“Depositary” means such Person as the Company may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” has the meaning ascribed thereto in Section 3.1.

“Dissenting Holder” means a registered Common Shareholder as of the record date of the Company Meeting who (a) has validly exercised its Dissent Rights in strict compliance with Dissent Right provisions of this Plan of Arrangement, (b) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, and (c) is ultimately entitled to be paid the fair value for his, her or its Common Shares, but only in respect of Common Shares in respect of which Dissent Rights are validly exercised by such registered Common Shareholder.

“DSU Plan” means the deferred share unit plan of the Company adopted by the Board, amended and restated on May 11, 2011.

“DSUs” means the outstanding deferred share units granted pursuant to the DSU Plan.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 3:01 a.m., Toronto time, on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court pursuant to Subsection 182(4) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor-in-council, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

“Incentive Securities” means, collectively, the PSG Units and the DSUs.

“Indentures” means, collectively, the Indenture dated as of November 12, 2013 between the Company, as issuer, and Computershare Trust Company of Canada, as indenture trustee, providing for the Company 2013 Debentures, and the Indenture dated as of August 16, 2016 between the Company, as issuer, and Computershare Trust Company of Canada, as indenture trustee, providing for the Company 2016 Debentures.

“Interim Order” means the interim order of the Court pursuant to Subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Letter of Transmittal” means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, lien (statutory or otherwise), or restriction or adverse right or claim, or other encumbrance of any kind.

“OBCA” means the Business Corporations Act (Ontario).

“Parties” means, collectively, the Company and the Purchaser, and “Party” means any one of them.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“PSG Plan” means the Performance Share Grant Plan of the Company effective as of September 30, 2016.

“PSG Units” means the outstanding performance share grant units of the Company granted pursuant to the PSG Plan.

“Purchaser” means Spinner Can AcquireCo Inc.

“Subsidiary” has the meaning ascribed thereto in the OBCA and for the purposes of this Agreement, shall include incorporated and unincorporated entities and “control” shall include the possession, directly or indirectly, of the power to direct or cause the direction of the policies, management and affairs of any Person, whether through ownership of voting securities, by contract or otherwise, including with respect to any general partner of another Person with the power to direct the policies, management and affairs of such Person.

“Taxes” means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, employment insurance, severance, social services, social security, education, utility, surtaxes, customs, unclaimed property, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

Section 1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to “dollars” or to “$” are references to U.S. dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words (a) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (b) “or” is not exclusive, (c) “day” means “calendar day”, (d) “hereof”, “herein”, “hereunder” and words of similar import, shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement, (e) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, (f) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, and (g) unless stated otherwise, “Article” or “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement.

(5)	Statutes and Rules. Any reference to a statute or to a rule of a self-regulatory organization, including any stock exchange, refers to such statute or rule and all rules, resolutions and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Date for Any Action. If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. Any reference to a number of days shall refer to calendar days unless Business Days are specified.

(7)	Time. Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement shall become effective at the Effective Time, and shall be binding on the Purchaser, the Company, all Common Shareholders (including Dissenting Holders), all holders of Incentive Securities, all Company Debentureholders, the registrar and transfer agent of the Company, the trustee for the Company Debentures, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person.

Section 2.3 Arrangement

Commencing at the Effective Time, each of the following events shall occur sequentially in the order set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	simultaneously:

(i)	each DSU outstanding immediately prior to the Effective Time shall be transferred by such holder to the Company in exchange for, subject to Section 4.4, a cash payment equal to the Consideration, and each such DSU shall immediately be cancelled;

(ii)	any vesting conditions applicable to each PSG Unit outstanding immediately prior to the Effective Time shall accelerate in full (with PSG Units vesting based on a performance percentage of 100%) and each vested PSG Unit shall be transferred by such holder to the Company in exchange for, subject to Section 4.4, a cash payment equal to the Consideration, and each such PSG Unit shall immediately be cancelled;

and, with respect to each Incentive Security that is cancelled pursuant to this Section 2.3(a), as of the effective time of such cancellation: (A) the holder thereof shall cease to be the holder of such Incentive Security, (B) the holder thereof shall cease to have any rights as a holder in respect of such Incentive Security or under the DSU Plan or PSG Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(a), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled;

(b)	the Indentures shall be amended (without any act, action or formality on the part of any Person, including the Company or the trustee under the indenture) to allow the immediate redemption of all Company Debentures outstanding immediately prior to the Effective Time for the Debenture Consideration;

(c)	the Company Debentures outstanding immediately prior to the Effective Time shall be redeemed by the Company in exchange for, subject to Section 4.4, a cash payment equal to the Debenture Consideration in respect of each C$1,000 of principal amount of such Company Debentures; with respect to each such Company Debenture:

(i)	the Company Debentureholders whose Company Debentures have been so redeemed shall cease to be holders of such Company Debentures and to have any rights as holders of such Company Debentures other than the right to receive the consideration to which such holders are entitled pursuant to this Section 2.3(b);

(ii)	such Company Debentureholders’ names shall be removed from the register of the Company Debentures maintained by or on behalf of the Company; and

(iii)	such Company Debentures shall be cancelled; and

(d)	simultaneously:

(i)	each Common Share held by a Dissenting Holder described in Section 3.1(a) shall be transferred by the holder thereof to the Purchaser in exchange for a debt claim against the Purchaser for the amount determined in accordance with Section 3.1(a) and thereupon such holder’s name shall be removed from the securities register of the Company in respect of such Common Share, the Purchaser, as the holder of such Common Share, shall be entered in the securities register of the Company as the holder thereof and each such Dissenting Holder shall cease to have rights as a holder other than the rights set out in Section 3.1; and

(ii)	each Common Share held by a Common Shareholder (other than a Dissenting Holder described in Section 3.1(a)) shall be transferred by the holder thereof to the Purchaser in exchange for, subject to Section 4.4, a cash payment equal to the Consideration and thereupon such holder’s name shall be removed from the securities register of the Company in respect of such Common Share, the Purchaser, as the holder of such Common Share, shall be entered in the securities register of the Company as the holder thereof and each such Common Shareholder shall cease to have rights as a holder other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(d)(ii);

provided that none of the foregoing shall occur unless all of the foregoing occur.

Section 2.4 Debenture Interest Consideration

On or prior to the Effective Date, the Debenture Interest Consideration shall be calculated by the Company and the Purchaser and the amounts so determined and agreed to by the Company and the Purchaser shall be inserted in Appendix A to this Plan of Arrangement in the copy which is attached to the Articles of Arrangement, and such amounts shall be treated as the Debenture Interest Consideration for the purposes of the Arrangement.

ARTICLE 3

RIGHTS OF DISSENT

Section 3.1 Rights of Dissent

Subject to Section 3.1(a), each registered Common Shareholder as of the record date for the Company Meeting may exercise dissent rights with respect to the Common Shares held by such holder as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Article 3; provided that, notwithstanding Section 185(6) of the OBCA, the written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who validly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser, without any further act or formality, as provided in Section 2.3(d) and if they:

(a)	ultimately are entitled to be paid fair value for such Common Shares shall: (i) in respect of such Common Shares be treated as not having participated in the transactions in Article 2 (other than Section 2.3(d)(i)); (ii) be entitled to be paid, subject to Section 4.4, the fair value of such Common Shares by the Purchaser, which fair value shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Common Shares, shall in respect of such Common Shares be treated as having participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares (and shall be entitled to receive the Consideration from the Purchaser in the same manner as such non-Dissenting Holders).

Section 3.2 Recognition of Dissenting Holders

(1)	In no circumstances shall the Purchaser, the Company, the Depositary or any other Person be required to recognize a Person exercising Dissent Rights: (a) unless, as of the deadline for exercising Dissent Rights (as set forth in Section 3.1), such Person is the registered holder of those Common Shares in respect of which such Dissent Rights are sought to be exercised, (b) if such Person has voted or instructed a proxy holder to vote such Common Shares in favour of the Arrangement Resolution, or (c) unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

(2)	For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of the Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfers under Section 2.3(d).

(3)	In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities; (b) Company Debentureholders (in their capacity as a Company Debentureholder); (c) Common Shareholders who vote or have instructed a proxyholder to vote Common Shares in favour of the Arrangement Resolution; and (d) the Purchaser or its affiliates.

ARTICLE 4

EXCHANGE OF CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration

(1)	Following receipt of the Final Order and prior to the Effective Date:

(a)	the Purchaser shall deposit, or shall cause to be deposited, for the benefit of the Common Shareholders, cash with the Depositary in the aggregate amount equal to the payments in respect of the Common Shares required by this Plan of Arrangement, with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose; and

(b)	the Company shall deposit, or shall cause to be deposited, for the benefit of the Company Debentureholders, cash with the Depositary in the aggregate amount equal to the payments in respect of the Company Debentures required by this Plan of Arrangement.

(2)

The consideration contemplated by Section 4.1(1) shall be held by the Depositary as agent and nominee for such Common Shareholders and Company Debentureholders in accordance with the provisions of Article 4 hereof. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(d), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive, and the Depositary shall deliver (and the Purchaser shall cause the Depositary to deliver), to such holder a cheque (or other form of immediately available funds) representing the cash which such holder has the right to receive pursuant to the Plan of Arrangement in respect of such Common Shares, without interest and less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(3)	The Depositary shall deliver the consideration in respect of those Company Debentures which are represented by a Global Debenture (as such term is defined in the applicable Indenture) to the Depository, as defined in the applicable Indenture, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. Company Debentureholders whose interest in the applicable Company Debentures is not represented by a Global Debenture shall, upon surrender to the Depositary for cancellation of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding Company Debentures that were redeemed pursuant to Section 2.3(b) hereof, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holders of such Company Debentures represented by such surrendered certificate(s) shall be entitled to receive, and the Depositary shall deliver (and the Purchaser shall cause the Depositary to deliver) to such holder, a cheque (or other form of immediately available funds) representing the consideration which such Company Debentureholder has the right to receive under this Plan of Arrangement for each C$1,000 of principal amount of such Company Debentures, less any amounts withheld pursuant to Section 4.4 hereof, and any Company Debenture certificate(s) so surrendered shall forthwith be cancelled.

(4)	After the Effective Time and until surrendered for cancellation as contemplated by this Section 4.1, each certificate, agreement or other instrument (as applicable) which immediately prior to the Effective Time represented Common Shares or Company Debentures shall be deemed at all times to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1.

(5)	Any certificate, agreement or other instrument that immediately prior to the Effective Time represented outstanding Common Shares or Company Debentures not duly surrendered with all other documents required by this Section 4.1(1) on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder thereof of any kind or nature against or in the Company or the Purchaser. On such date, all consideration to which such former holder was entitled under the Plan of Arrangement shall be deemed to have been surrendered to the Purchaser or Company, as applicable, together with all entitlements to dividends, distributions and interest thereon held for such former holder.

(6)	On the Effective Date, the Company shall deliver, or shall cause to be delivered, to each holder of Incentive Securities, as reflected on the register maintained by or on behalf of the Company in respect of such Incentive Securities, a cheque representing the cash payment, if any, which such holder of Incentive Securities has the right to receive under this Plan of Arrangement for such Incentive Security, less any amounts withheld pursuant to Section 4.4 hereof.

(7)	Any payment made by way of cheque by the Depositary or the Company, as applicable, pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or the Company, as applicable, or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, Company Debentures and Incentive Securities pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

Section 4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Company Debentures that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, the Depositary shall issue and deliver (and the Purchaser shall cause the Depositary to issue deliver) to the Person claiming such certificate to be lost, stolen or destroyed, in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the aggregate consideration in respect thereof which such holder is entitled to receive pursuant to the Arrangement, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such consideration is to be delivered shall, as a condition precedent to the delivery of such consideration, give an affidavit (in form and substance reasonably acceptable to the Purchaser) of the claimed loss, theft or destruction of such certificate and a bond or surety satisfactory to the Purchaser and the Depositary (each acting reasonably) in such reasonable and customary sum as the Purchaser may direct, or otherwise indemnify the Purchaser, the Company and the Depositary in a manner satisfactory to the Purchaser and the Depositary, each acting reasonably, against any claim that may be made against the Purchaser, the Company and/or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3 Rounding of Cash

If the aggregate cash amount which a Party is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Party shall be entitled to receive shall be rounded up to the nearest whole $0.01.

Section 4.4 Withholding Rights

The Company, the Purchaser, the Depositary and any other Person shall be entitled to deduct or withhold from any amount payable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Company, the Purchaser, the Depositary or such other Person, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act or any provision of any other Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 4.5 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.6 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Debentures and Incentive Securities issued or outstanding prior to the Effective Time; and (b) the rights and obligations of the Common Shareholders, the Company Debentureholders, the holders of Incentive Securities, the Company and its Subsidiaries, the Purchaser and its affiliates, the Depositary and any transfer agent or other depositary therefor in relation to this Plan of Arrangement shall be solely as provided for in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments to Plan of Arrangement

(1)	The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (a) set out in writing, (b) approved by the Parties, each acting reasonably, (c) filed with the Court and, if made following the Company Meeting, approved by the Court, and (d) communicated to the Company Securityholders if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by any of the Parties at any time prior to the Company Meeting (provided that the other Parties have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (a) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (b) if required by the Court, it is consented to by some or all of the Common Shareholders voting in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the Company Meeting without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Company Securityholder or (ii) is an amendment contemplated in Section 2.4 or Section 5.1(4).

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, without communication to the Company Securityholders, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Company Securityholder.

(5)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, following the Effective Time, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required or advisable by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX “A” TO THE PLAN OF ARRANGEMENT

CALCULATION OF DEBENTURE INTEREST CONSIDERATION

(To be completed.)

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (as may be amended, supplemented or varied, the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Student Transportation Inc. (the “Company”), pursuant to the arrangement agreement among the Company, and Spinner Can Acquireco Inc. dated February 27, 2018, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), the full text of which is set out as Appendix [•] to the management information circular of the Company dated [•], 2018 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement, the full text of which is set out as Appendix [•] to the Circular, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms, involving the Company (the ”Plan of Arrangement”), is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Common Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Common Shareholders: (a) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

5.	The Company is hereby authorized to apply for a final order from Court to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

6.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

B-1

SCHEDULE C

REQUIRED REGULATORY APPROVALS

Canada:

Competition Act Approval

United States:

HSR Act Approval

C-1

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Organization and Qualification. The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, and has all requisite power and authority and is qualified and holds all Authorizations required to carry on its business as now conducted and to own, lease or operate its assets and properties, except as to the extent that any failure of the Company or any of its Subsidiaries to be so qualified or to possess such Authorizations would not, individually or in the aggregate, have a Material Adverse Effect.

(2)	Authorization. The Company has the requisite corporate power and corporate authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company, and no other proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby, other than approval of the Arrangement Resolution in the manner required by the Interim Order and Law and approval of the Arrangement by the Court.

(3)	Capitalization.

(a)	The authorized capital of the Company consists of an unlimited number of Common Shares of which 95,212,663 Common Shares were issued and outstanding as of close of business on the Business Day immediately preceding the date of this Agreement, and an unlimited number of preferred shares of which none were issued and outstanding as of the close of business on the Business Day immediately preceding the date of this Agreement. Each of the Common Shares referred to above have been duly authorized and validly issued as fully paid and non-assessable shares.

(b)	As of the close of business on the Business Day immediately preceding the date of this Agreement, the Company had C$75,000,000 aggregate principal amount of Company 2013 Debentures issued and outstanding and C$85,000,000 aggregate principal amount of Company 2016 Debentures issued and outstanding.

(c)	As of the date of this Agreement, there are: 964,184 PSG Units and 269,172 DSUs issued and outstanding. The Company Disclosure Letter sets forth the number of PSG Units and DSUs held by each holder thereof.

(d)	No Common Shares are issuable on the settlement of DSUs.

(e)	The Company has included in the Data Room true and complete copies of the PSG Plan and the DSU Plan.

(f)	Except as disclosed in clauses (a) through (e) above and other than as contemplated by the Company’s dividend reinvestment plan, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries.

(4)	Execution and Binding Obligation. This Agreement has been duly authorized and executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws related to or affecting the rights of creditors generally and, except as limited by the application of equitable principals (regardless of whether such enforcement is considered in a proceeding in equity or at Law), and by the fact that the right to indemnity, contribution and wavier, and the ability to sever unenforceable terms, may be limited by applicable Law.

(5)	Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its Subsidiaries other than: (a) the Interim Order and any filings required in order to obtain, approvals required by, the Interim Order; (b) the Final Order, and any filings required to obtain the Final Order; (c) filings with the Director of the OBCA; (d) Required Regulatory Approvals; (e) filings with the Securities Authorities, the SEC, the TSX or NASDAQ; (vi) the Transportation Regulatory Approvals; and (f) any Authorizations which, if not obtained, or any actions by or in respect of, or filings with, or notifications to, any Governmental Entity which (i) if not taken or made, would not, individually or in the aggregate, have a Material Adverse Affect, or (ii) would be required solely as a result of the identity or the legal or regulatory status of the Purchaser or any of the Equity Investors.

(6)	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Company Constating Documents or the organizational documents of any of its Subsidiaries;

(b)	assuming compliance with the matters referred to in Paragraph (5) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect;

(c)	allow any Person to exercise any rights, require any consent or notice to or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or any Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect; or

(d)	result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the material properties or material assets of the Company or its Subsidiaries (excluding, for greater certainty, any Lien created or imposed by the Debt Financing).

(7)	Shareholders’ and Similar Agreement. None of the Company or any of its Subsidiaries is a party to any shareholder, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or any Subsidiary and has not adopted a shareholder rights plan or any other similar plan or agreement.

(8)	Subsidiaries; Non-Controlled Entities.

(a)	A true and complete list of all Subsidiaries of the Company is set out in the Company Disclosure Letter, and the following information with respect to each such Subsidiary is set forth therein: (i) its name, (ii) the percentage owned directly or indirectly by the Company and the percentage owned by the registered holders of capital stock or other equity interests if other than the Company and its Subsidiaries, and (iii) its jurisdiction of incorporation, organization or formation.

(b)	A true and complete list of all Non-Controlled Entities which the Company, directly or indirectly, owns any interest is set out in Schedule 8(b) of the Company Disclosure Letter, and the following information with respect to each Non-Controlled Entity is set forth therein: (i) its name, (ii) the number of securities owned directly or indirectly by the Company, and (iii) its jurisdiction of incorporation, organization or formation.

(c)	Other than the Subsidiaries and the Non-Controlled Entities, the Company has no direct or indirect subsidiaries nor does it own any direct or indirect equity interest in any Person.

(d)	There are no Contracts, commitments, understandings or restrictions which require the Company’s Subsidiaries to issue, sell or deliver any shares or other ownership interests, or any securities convertible into or exchangeable for, any shares or other ownership interests.

(e)	The Company directly or indirectly owns all of the issued and outstanding shares, interests or partnership interests (however divided), as the case may be, of each of its Subsidiaries free and clear of any Liens (other than Permitted Liens), and all of the issued and outstanding shares, interests or partnership interests (however divided), as applicable, of each Subsidiary of the Company has been duly authorized and validly issued as fully paid and non-assessable shares, interests or partnerships interests (however divided).

(9)	Securities Law Matters. The Company is a “reporting issuer” under Securities Laws in each of the provinces and territories of Canada and is registered as a U.S. reporting company under Section 12(b) of the US Exchange Act. The Common Shares, the Company 2013 Debentures and the Company 2016 Debentures are listed and posted for trading on the TSX and the Common Shares are also listed and posted for trading on NASDAQ. None of the Company’s Subsidiaries are subject to continuous or periodic or other disclosure requirements under the securities laws of any jurisdiction. The Company is not in default of any material requirements of any Securities Laws, the US Exchange Act, or the rules and regulations of the TSX or NASDAQ. The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from any Governmental Entity seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the knowledge of the Company, has been threatened, or is expected to be implemented or undertaken (other than in connection with the transactions contemplated by this Agreement), and, to the knowledge of the Company, the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to such order or restriction. The Company has, since June 30, 2017, filed or furnished with the applicable Securities Authorities, the SEC, the TSX and NASDAQ all documents and other materials required to be filed or furnished by the Company under Securities Laws with such Securities Authorities, the SEC, the TSX and/or NASDAQ, as applicable, in accordance with the applicable Laws of such Securities Authorities, the SEC, the TSX and/or NASDAQ. The documents comprising the Company Filings, as of the their respective dates (or, if amended or superseded by a subsequent filing, at the time filed), complied in all material respects with securities Law and did not contain any Misrepresentation. The Company has not filed any confidential material change report or any other confidential filings with any Securities Authority or the SEC, which at the date of this Agreement remains confidential. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters from any Securities Authority or the SEC with respect to any of the Company’s filings and, to the Company’s knowledge, neither the Company nor any of the Company filings is subject to an ongoing audit, review, comment or investigation by any Securities Authority or the SEC or any of the TSX or NASDAQ.

(10)	Financial Statements. The Company’s audited consolidated financial statements as at and for the fiscal years ended June 30, 2017 and 2016 (including the notes thereto) and the unaudited consolidated interim financial statements as at and for the three and six months ended December 31, 2017 (including any of the notes thereto) (collectively, the “Company Financial Statements”), and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date: (a) were, or will be, prepared in accordance with GAAP consistently applied throughout the periods referred to therein; (b) fairly present, or will fairly present, in all material respects, the consolidated financial position of the Company as at such dates and its financial performance and cash flows for the periods then ended (except (i) in the case of unaudited quarterly financial statements, to normal year-end adjustments and the omission of notes which are not required by applicable Laws in the unaudited statements and (ii) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, as the case may be), and there have been no changes in accounting methods, policies or practices of the Company of its Subsidiaries since December 31, 2017.

(11)	Disclosure Controls and Internal Control over Financial Reporting.

(a)	The Company has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	The Company has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)

As of the date hereof, neither the Company, nor to the knowledge of the Company, the Company’s auditors, has identified or been made aware of any material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of the Company’s internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. To the knowledge of the Company, none of the Company or any of its Subsidiaries, or any of their respective directors, officers, auditors, accountants or representatives has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries as engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(12)	Books and Records. The financial books, records and accounts of the Company: (a) have been maintained in all material respects accordance with applicable Laws; (b) accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of Company; and (c) accurately and fairly reflect the basis for the Company’s financial statements.

(13)	Minute Books. The corporate minute books of the Company have been maintained in accordance with, in all material respects, applicable Laws and are complete and accurate in all material respects.

(14)	No Undisclosed Material Liabilities. There are no material liabilities or obligations of the Company or of any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (a) disclosed in the audited consolidated financial statements of the Company as at and for the fiscal years ended June 30, 2017 and 2016 (including any notes or schedules thereto) included in the Company Filings; (b) incurred in the Ordinary Course since June 30, 2017; (c) not required to be set forth in the Company Filings under GAAP; (d) incurred in connection with this Agreement or the transactions contemplated hereby; (e) that relate to Taxes or (f) that are not and would not, individually or in the aggregate with all other liabilities and obligations of the Company and its Subsidiaries (other than those disclosed in the Company Filings and/or in the notes to the Company financial statements), reasonably be expected to have a Material Adverse Effect. None of the Company or any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar agreement (including any agreement or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated entity, including any structured finance, special purpose, or limited purpose entity or person, on the other hand) or any “off balance sheet arrangements” (as defined in the instructions thereto of Form 51-102F1 of National Instrument 51-102 – Continuous Disclosure Obligations) where the result, purpose or effect of such agreement or arrangement is to avoid disclosure, of any transaction involving, or liabilities of, the Company or any of its subsidiaries in the Company’s or such Subsidiary’s financial statements or any other documents filed by the Company under applicable Securities Laws.

(15)

Absence of Certain Changes or Events. Since June 30, 2017 until the date of this Agreement, other than the transactions contemplated in this Agreement or as publicly disclosed in the Company Filings and except as otherwise permitted by Section 4.1, the business of the Company and of each of its Subsidiaries has been conducted in the Ordinary Course and no change, event, occurrence, effect, state of facts or circumstances has occurred that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(16)	Related Party Transactions. Except as contemplated by this Agreement, no director or officer of the Company or any of its Subsidiaries or holder of record or beneficial owner of 5% or more of the Common Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to any material loan, guarantee, contract, arrangement or understanding (excluding any employment related contract, arrangement or understanding) or other transactions with the Company or any of its Subsidiaries, or any of their respective affiliates or associates.

(17)	Compliance with Law. The Company and each of its Subsidiaries are, and since June 30, 2016 have been, conducting its business in accordance with applicable Law in each jurisdiction in which it carries on business, except for any such non-compliances which would not reasonably be expected to have a Material Adverse Effect, and none of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any of the directors or officers of the Company or the Company’s Subsidiaries, has received a notice of material non-compliance or investigation with respect to material non-compliance, and, to the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending.

(18)	Authorizations. The Company and each of its Subsidiaries own, possess or have obtained all material Authorizations that are required by Law in connection with the operation of the business of the Company and each of its Subsidiaries as presently conducted, or in connection with the ownership, operation or use of the Company Assets, except, in each case, as would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, no event has occurred which, with the giving of notice, lapse of time or both, would reasonably be likely constitute a default under, or in respect of, any such material Authorization, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course, except where such failure to be in full force and effect or to be renewable, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(19)	Material Contracts.

(a)	True and complete copies of the Material Contracts, together with all material amendments thereto, have been provided in the Data Room. The Company Disclosure Letter sets out a complete and accurate list of all Material Contracts.

(b)	As of the date of this Agreement, each Material Contract is legal, valid, binding and in full force and effect and is enforceable against the Company or a Subsidiary of the Company that are a party thereto, in accordance with its terms (subject to bankruptcy, insolvency, reorganization, moratorium or other Laws related to or affecting the rights of creditors generally, and to general principles of equity).

(c)	None of the Company or any of its Subsidiaries is in breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect.

(d)	There is no, nor has the Company received any written notice of, any breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under any such Material Contract by any other party to a Material Contract, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect.

(e)	None of the Company or any of its Subsidiaries has received any written notice that any party to a Material Contract intends to cancel, terminate or otherwise adversely modify or not renew its relationship with the Company or any of its Subsidiaries, and to the knowledge of the Company, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to result in, or result in, a Material Adverse Effect.

(20)	Restrictions on Conduct of Business. None of the Company or any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to: (a) limit the manner or the localities in which all or any portion of the business of the Company or its Subsidiaries are conducted; (b) limit any business practice of the Company or any of its Subsidiaries; or (c) restrict any acquisition or disposition of any property by the Company or by any of its Subsidiaries, except, in each case, any such limitation or restriction which would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect.

(21)	Real Property.

(a)

Except as would not reasonably be expected to have a Material Adverse Effect (i) the Company or one its Subsidiaries have good and marketable title in fee simple to all freehold real or immovable property owned by them (the “Company Owned Properties”) free and clear of any Liens, (ii) none of the Company or any of its Subsidiaries is the owner of, or subject to any agreement or option to own any real or immovable property or any interest in real or immovable property, other than the Company Owned Properties, and (iii) none of the Company or any of its Subsidiaries has received written notice that any of the Company Owner

Properties is subject to any decree of or order by a Governmental Entity to be sold or is being condemned, expropriated or otherwise taken by any public authority, nor to the knowledge of the Company has any such condemnation, expropriation or taking been proposed.

(b)	Neither the Company nor any of its Subsidiaries is party to, or bound by, any agreement to sell, transfer or acquire any interest in any real property.

(c)	A complete list of all Company Owned Properties setting forth the municipal address of each of them, has been disclosed in the Company Disclosure Letter.

(d)	Except as would not reasonably be expected to have a Material Adverse Effect, each Company Lease (i) is in good standing, legal, valid, binding and in full force and effect and is enforceable by the Company and its Subsidiaries, as applicable, in accordance with its terms (subject to any limitation under bankruptcy, insolvency, reorganization, moratorium or other Laws related to or affecting the rights of creditors generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction), and (ii) there exists no event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become an event of default under the Company Leases and to the knowledge of the Company, none of the Company or any of its Subsidiaries has received or delivered any written notice of any breach of, or default under, any Company Lease. The Company has delivered or made available for inspection a true, complete and correct copy, in all material respects, of all Company Leases (together with all amendments, extensions or additions thereto).

(22)	Personal Property. Each of the Company and its Subsidiaries is the owner of all of its material personal property and assets with good and marketable title thereto free of any Liens, except (a) for Permitted Liens, (b) school buses and similar vehicles, and (c) as would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to the Company or any of its Subsidiaries as used, possessed and controlled by the Company or its Subsidiaries, as applicable, except (i) for Permitted Liens, (ii) school buses and similar vehicles, and (iii) as would not reasonably be expected to have a Material Adverse Effect.

(23)	Intellectual Property.

(a)

Except as would not, individually or in the aggregate, would not reasonably be expect to have a Material Adverse Effect, (i) the Company and its Subsidiaries own all rights, title and interest in and to, or have validly licensed (and are not in breach of such licenses) to use or otherwise exploit, the Intellectual Property necessary to carry on the business now operated by them and (ii) there has been no infringement by the Company or any of its Subsidiaries or breach by the Company or any of its Subsidiaries of any Intellectual Property that necessary to carry on the business now operated by them. All employees or contractors of the Company and its Subsidiaries who have authored, conceived, created or developed any Intellectual Property while employed or engaged by the Company or its Subsidiaries have assigned all of their rights in such intellectual property to one of the Company or its Subsidiaries, as applicable, and waived all non-assignable Intellectual Property rights therein, except for any failures to execute so assign or waive that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. A true, complete and accurate list of the registrations or applications of Intellectual Property owned by the Company and its Subsidiaries is set out in the Company Disclosure Letter.

(b)	To the knowledge of the Company, none of the Intellectual Property owned by the Company or its Subsidiaries is subject to any judgment, order or decree restricting the use, distribution, transfer, or licensing thereof by the Company or any of its Subsidiaries.

(c)	As of the date of this Agreement, there are no Proceedings pending, or to the knowledge of the Company, threatened in writing, alleging any infringement, misappropriation, or other violation by the Company or any Subsidiary of the Intellectual Property of any Person in a manner that has or could reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, and there is no Proceeding pending or threatened in writing by any Person challenging the Company’s or its Subsidiaries’ rights in or to the Intellectual Property owned by the Company or its Subsidiaries.

(d)	As of the date of this Agreement, to the knowledge of the Company, all computer hardware and operating systems, software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business of the Company and its Subsidiaries (the “Business Systems”) as presently conducted are sufficient, in all material respects, for conducting the business of the Company and its Subsidiaries as presently conducted. Except as has not been or as would not reasonably be expected to be, individually or in the aggregate, result in a Material Adverse Effect to the Company and its Subsidiaries, taken as a whole, in the last twelve (12) months, there has not been any failure with respect to any of the Business Systems that has not been remedied or replaced.

(e)	Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Paragraph (23) of this Schedule D are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Intellectual Property matters.

(24)

Litigation. As of the date of this Agreement, there are no material Proceedings that have been commenced or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, affecting any of their respective properties or assets by or before any Governmental Entity, which, if adversely determined, would have, or would reasonably be expected to have, a Material Adverse Effect. As of the date of this Agreement, none of the Company or the Subsidiaries or any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Entity which has, had or is reasonably likely to have, a Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement. As of the date of this Agreement, no bankruptcy, liquidation, winding-up or other similar proceeding that has been commenced, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity.

(25)	Environmental Matters.

(a)	The Company, each of its Subsidiaries, and each of their respective assets, properties and businesses have been since January 1, 2014 and are in compliance with all Environmental Laws, except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)	As of the date of this Agreement, none of the Company or its Subsidiaries (i) is subject to any Proceeding, or to the knowledge of the Company, investigation or order under or related to any Environmental Laws, or (ii) has received any written notice, or has become aware, of any material non-compliance in respect of, or any material liability under, any Environmental Laws that is still outstanding.

(c)	To the knowledge of the Company, none of the Company or its Subsidiaries has caused or permitted, or is otherwise responsible for, the release, spill, emission, discharge, presence or migration of any Hazardous Substances on or from any Company Owned Real Property or real property leased or subleased, by the Company or any of its Subsidiaries, except (i) in compliance with Environmental Laws, (ii) in compliance with any applicable contractual obligations of the Company and its Subsidiaries, including under the Company Leases and (iii) as would not result in a material liability to the Company and its Subsidiaries, taken as a whole.

(d)	The Data Room contains true and complete, in all material respects, copies and results of any material reports, studies, analyses, tests and monitoring information and any other material documents or correspondence possessed or initiated by the Company or its Subsidiaries relating to Environmental Laws or Hazardous Substances (including any potential liabilities related to the foregoing) that have been prepared in the last 3 years.

(e)	Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Paragraph (25) of this Schedule D are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to environmental matters (including Environmental Laws and Hazardous Substances).

(26)	Employees.

(a)	The Company Disclosure Letter contains a list of all persons who are employees, independent contractors or consultants of the Company and its Subsidiaries as of the date hereof who earn an annual base salary, wages, or annual fee, as the case may be, in excess of $200,000, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) employee ID; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) leave status.

(b)	All material Contracts with the directors, officers and other key personnel or independent contractors of the Company and its Subsidiaries have been administered in accordance with their terms, in all material respects, and true, correct and complete copies of each such Contract are available in the Data Room Information. The Company and its Subsidiaries are in compliance, in all material respects, with all terms and conditions of employment applicable to the Company employees and all Law respecting labour and employment in all locations where such Company Employees work, including pay equity, wages, hours of work, unemployment insurance, discrimination, harassment, leaves of absence, equal opportunity, overtime, employment and labour standards, labour relations, human rights, privacy, the Worker Adjustment and Retraining Notification Act (or similar state or local Law), workers’ compensation and occupational health and safety, and, as of the date of this Agreement, there are no outstanding material Proceedings or complaints under any such Law.

(c)	There are no change of control payments, golden parachutes, severance payments, notice payments or payments in lieu of notice, funding of benefits, retention payments or agreements with any of the Company Employees providing for cash or other compensation or benefits upon, or in connection with, the consummation of the Arrangement or any other transaction contemplated by this Agreement (excluding any payments contemplated by the Arrangement or any other transaction contemplated by this Agreement) that may be owed to any Company Employee by the Company or its Subsidiaries if their relationship with the Company or any of its Subsidiaries is terminated on or following the consummation of the Arrangement or any other transaction contemplated by this Agreement (other than severance payments, notice payments or payments in lieu of notice owed, that are immaterial or that may be owed under Law).

(d)	As of the date of this Agreement (i) there are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation and none of the Company or their Subsidiaries have been assessed or reassessed in any material respect under such legislation during the past four (4) years, (ii) to the knowledge of the Company, no audit of the Company or any Subsidiary is currently being performed pursuant to any applicable workers’ compensation legislation and (iii) there are no claims or, to the knowledge of the Company, potential claims which may materially adversely affect the accident cost experience in respect of the Company.

(e)	As of the date of this Agreement, to the knowledge of the Company, there are no material charges pending under occupational health and safety Laws (“OHSA”) and there are no appeals of any orders under OHSA currently outstanding.

(27)	Collective Agreements.

(a)	Except as disclosed in the Company Disclosure Letter, there are no Collective Agreements in force with respect to any Company Employees.

(b)	No union has an application outstanding to have the Company or any Subsidiary declared a common or related employer under applicable labour legislation.

(c)	There is no labour strike, dispute, lock-out, concerted refusal to work overtime, work slowdown, stoppage or similar labour activity or organizing campaign pending or involving or, to the knowledge of the Company, threatened against the Company or any Subsidiary, except as would not reasonably be expected to have a Material Adverse Effect. None of the Company or, to the knowledge of the Company, any of its Subsidiaries is or has engaged in, or received notice of any, pending or threatened unfair labour practice complaint.

(28)	Employee Plans.

(a)	The Company has made available to Buyer correct and complete copies, as applicable, of: (i) the PSG Plan and the DSU Plan and each material written Employee Plan (or a summary of each unwritten plan), including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each material Employee Plan (if any such report was required); (iii) the most recent summary plan description for each material Employee Plan for which such summary plan description is required; (iv) each trust agreement and insurance or group annuity contract relating to any material Employee Plan; (v) all material correspondence to or from any Governmental Entity in the last three years relating to any material Employee Plan; (vi) all non-discrimination tests for the most recent plan year of any material Employee Plan; and (vii) the most current Internal Revenue Service approval (National Office Opinion and/or favourable determination letter) for any material Employee Plan intended to be qualified under Section 401(a) of the Code.

(b)	Except as disclosed in the Company Disclosure Letter, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will increase the amount payable under or result in any other material obligation pursuant to any Employee Plan or any individual Contract with any Company Employee.

(c)	Each Employee Plan, the PSG Plan and the DSU Plan are and have been, in all material respects, established, registered, qualified, funded and administered in accordance with Law and in accordance with their terms. To the knowledge of the Company, no fact or circumstance exists which could adversely affect the registered or qualified status of any such Employee Plan.

(d)	To the knowledge of the Company, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any material Employee Plan being ordered, or required to be, terminated or wound up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Entity or being required to pay any material taxes, penalties, payments or levies under applicable Laws.

(e)	Other than as required by Law, none of the Employee Plans provide for post-termination welfare benefits to any individual for any reason and neither the Company nor any of its ERISA Affiliates has any Liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(f)	Other than claims in the Ordinary Course (including routine claims for benefits), to the knowledge of the Company, no Employee Plan is subject to, or within the past three years, has been subject to, any Proceeding initiated or reasonably expected to be initiated by any Governmental Entity, or by any other party.

(g)	No Employee Plan is a multi-employer pension plan as such term is defined under the Pension Benefits Act (Ontario) or Section 3(37) of ERISA or any similar plan for purposes of pension standards legislation of another jurisdiction. Neither the Company nor any of its Subsidiaries or ERISA Affiliates sponsors, maintains or contributes to, or is obligated to contribute to, or has, within the preceding six years, sponsored, maintained or contributed to, a defined benefit pension plan or a multiple employer pension plan or multi-employer pension plan, including a “registered pension plan” or “multi-employer pension plan” within the meaning of the Tax Act or applicable pension standards legislation, or any plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(h)	As of the date of this Agreement, neither the Company nor any Subsidiary has any material liability (not reasonably expects to incur any material liability) for any assessment, excise or penalty taxes with respect to any plan or Employee Plan, including any “welfare benefit plan” within the meaning of Section 3(1) of ERISA or under Title IV of ERISA.

(i)	Only Company Employees or directors participate in the Employee Plans, and no entity other than the Company or its Subsidiaries is a participating employer under any Employee Plan. All Employee Plans are sponsored by the Company, its Subsidiaries or their respective affiliates.

(j)	Except as would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, each Employee Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(29)	Insurance.

(a)	As of the date of this Agreement, the Company and each of its Subsidiaries is insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company, taken as a whole, consistent with industry practice.

(b)	Each material insurance policy of the Company and its Subsidiaries currently in effect is in full force and effect and the Company and its Subsidiaries are not in default under the terms of any such policy. To the knowledge of the Company, there is no material claim pending under any insurance policy of the Company or its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has refused to cover all or any material portion of such claims. To the knowledge of the Company, all material Proceedings covered by any insurance policy of the Company or any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(30)	Taxes.

(a)	The Company and each of its Subsidiaries have duly and timely filed with the appropriate Governmental Entity all material Tax Returns required by Law to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)

The Company and each of its Subsidiaries have paid as required by Law on a timely basis all material Taxes which are due and payable, all assessments and reassessments, and all other material Taxes due and payable by them, including instalments on account of Taxes for the current year, whether or not shown as being due on any Tax Returns or assessed by the appropriate Governmental Entity, on or before the date hereof, other than those which are being or have been contested in good faith by appropriate Proceedings and in respect of which adequate reserves have been provided in the most recently published consolidated financial statements of the Company (where required in accordance with applicable accounting standards). The Company and its Subsidiaries have provided adequate accruals in accordance with their books and records and in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of material Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued.

(c)	No claims, audits, deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to material Taxes of the Company or any of its Subsidiaries and none of the Company or any of its Subsidiaries is a party to any material Proceeding for assessment or collection of Taxes and no such event has been asserted or threatened against the Company or any of its Subsidiaries or any of their respective assets.

(d)	No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax by that jurisdiction.

(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(f)	The Company and each of its Subsidiaries has withheld or collected all material amounts required by Law to be withheld or collected by them on account of Taxes (including Taxes and other amounts required to be withheld by them in respect of any amount paid or credited or deemed to be paid or credited by them to or for the benefit of any Person and all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by them) and have remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)	None of the Company or any of its Subsidiaries is bound by, is party to, or has any obligation under any Tax sharing, allocation, indemnification or similar agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and its Subsidiaries).

(h)

None of the Company or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person who is not resident in Canada for purposes of the Tax Act and with whom the Company or Subsidiary, as the case may be, was not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has the Company or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act; and the Company and each such Subsidiary have made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act, and there are no transactions to which subsection 247(2) or subsection 247(3) of the Tax Act may reasonably be expected to apply.

(i)	There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. The Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Date.

(j)	For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes:

(i)	the Company is resident in Canada; and

(ii)	each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(k)	The Tax attributes of the depreciable assets of the Company and each of its Subsidiaries are accurately reflected in the Tax Returns of the Company and each of its Subsidiaries, as applicable, and have not materially and adversely changed since the date of such Tax Returns.

(l)	There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of material Taxes of or the payment or remittance of material Taxes by, the Company or any of its Subsidiaries.

(m)	None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any:

(i)	change in method of accounting for a taxable period ending on or prior to the Effective Date;

(ii)	use of an improper method of accounting for a taxable period ending on or prior to the Effective Date;

(iii)	“closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Effective Date;

(iv)	intercompany transactions or any excess loss account described in U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law);

(v)	installment sale or open transaction disposition made on or prior to the Effective Date;

(vi)	prepaid amount received on or prior to the Effective Date; or

(vii)	election under Section 108(i) of the Code.

(n)	Within the past 3 years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(o)	None of the Company or any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code.

(p)	None of the Company or any of its Subsidiaries has been a United States real property holding corporation, within the meaning of Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(31)	Brokers. Except for Scotia Capital Inc., no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries or is entitled to any brokerage fee, commission, financial advisory fee or similar fee from the Company or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement. The Company disclosed in the Disclosure Letter all material fees, commissions or other payments that may be payable to Scotia Capital Inc. in connection with this Agreement or any other transactions contemplated by this Agreement.

(32)	Fairness Opinion. The Board has received the Fairness Opinion.

(33)	Anti-Terrorism Laws. None of the Company or its Subsidiaries nor, to the knowledge of the Company, any director, officer, broker, employee, affiliate or other agent of the Company acting in any capacity in connection with the Arrangement and the other transactions contemplated hereby has been or is currently subject to any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) (including, but not limited to, the designation as a “specially designated national or blocked person” thereunder), the Government of Canada or any other applicable sanctions authority (collectively, “Sanctions”), other than any laws, sanctions or trade embargoes of general applicability, or has acted, whether directly or indirectly, in violation of any Sanctions.

(34)	Corrupt Practices Legislation. None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any of its or their respective directors, officers or employees acting on behalf of the Company or any of its Subsidiaries has taken, committed to take or been alleged to have taken any action which would cause the Company or any of its Subsidiaries to be in violation of the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 or any Law of similar effect (collectively, “Corrupt Practices Legislation”). None of the Company or any of its Subsidiaries has received any written notices of that the Company or its Subsidiaries has violated any Sanctions or of a violation of any Corrupt Practices Legislation.

(35)	Privacy. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and each of its Subsidiaries is, and since January 1, 2014 has been, conducting its business in compliance with all Privacy and Data Security Requirements governing privacy and the protection of personally identifiable information (“PII”), (ii) the Company has a written privacy policy which governs the collection, use and disclosure of PII, and the Company and its Subsidiaries are in compliance in all material respects with such policy, (iii) since July 1, 2015, there have not been, to the knowledge of the Company, any (a) losses or thefts of, or security breaches relating to, PII in the possession, custody or control of the Company or any of its Subsidiaries; (b) unauthorized access or unauthorized use of any such personally identifiable information; and (c) improper disclosure of any PII in the possession, custody or control of the Company or any Subsidiary or any Person acting on their behalf, and (iv) to the knowledge of the Company, as of the date hereof, none of the Company or any of its Subsidiaries is under investigation by any Governmental Authority for a violation of any Privacy and Data Security Requirements.

(36)	No “Collateral Benefit”. To the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(37)	Board and Special Committee Approval.

(a)	As of the date hereof, the Special Committee, after consultation with legal and financial advisors, has unanimously recommended that the Board approve the Arrangement and recommend to Shareholders that they vote in favor of the Arrangement Resolution.

(b)

As of the date hereof, the Board, after consultation with legal and financial advisors, has: (i) determined that the Consideration to be received by the Common Shareholders pursuant to the Arrangement is fair to the Common Shareholders and that the Arrangement is in the best interests of the Company; (ii) resolved to unanimously recommend that the Common Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede, such determinations, resolutions or authorizations.

(c)	Each of the directors and executive officers of the Company has advised the Company that they intend to vote or cause to be voted all Common Shares beneficially held by them in favour of the Arrangement Resolution and the Company shall make a statement to that effect in the Company Circular.

(38)	Funds Available. At the Effective Date, the Company will have sufficient funds available to satisfy the Termination Fee, if any, in connection with the Arrangement in accordance with the terms of this Agreement, and to satisfy all other obligations payable by the Company and its Subsidiaries pursuant to this Agreement and the Arrangement and to pay all related fees and expenses for which the Company is responsible under the terms of this Agreement.

(39)	Disclosure. True and complete copies of all documents listed in the Company Disclosure Letter have been made available in the Data Room or provided to the Purchaser.

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(1)	Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Purchaser is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased or otherwise held, or the nature of its activities makes qualification necessary.

(2)	Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and to perform its obligations hereunder and thereunder. The execution, delivery of this Agreement and the agreements and other documents to be entered into by it hereunder and the performance by the Purchaser of its obligations hereunder and thereunder and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part the Purchaser and no other corporate proceedings on the part the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency, reorganization, moratorium or other Laws related to or affecting the rights of creditors generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization. The execution, delivery and performance by the Purchaser of its respective obligations under this Agreement and the consummation by the Purchaser of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (a) the Required Regulatory Approvals; (b) the Interim Order, the Final Order and the filing of the Certificate of Arrangement or Articles of Arrangement; and (c) any Authorizations or other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not obtained, taken or made, would not, individually or in the aggregate, materially impede or delay the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(5)	Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not:

(a)	contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser;

(b)	assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser or any of its properties or assets except as would not, individually or in the aggregate, materially impede or delay the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby; or

(c)	result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the material properties or material assets of the Company or its Subsidiaries (excluding, for greater certainty, any Lien created or imposed by the Debt Financing).

(6)	Litigation. There are no Proceedings pending or threatened against the Purchaser or, to the knowledge of the Purchaser, any of its affiliates, nor is the Purchaser or any of its affiliates subject to any outstanding judgment, order, writ, injunction, decree or award that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

(7)

Funds Available. Prior to the execution and delivery of this Agreement, the Purchaser has delivered to the Company (a) a true and complete, fully-executed copy of the Debt Commitment Letter evidencing the availability of committed credit facilities in favour of the Purchaser, pursuant to which the Lenders have agreed, subject to the terms and conditions set forth therein, to provide the Purchaser with the Debt Financing in the aggregate amount set forth therein (subject to the redaction provisions below with respect to the fee letters), and (b) a true and complete, fully-executed copy of the Equity Commitment Letter, pursuant to which the Equity Investors have agreed, subject to the terms and conditions set forth therein, to provide the Purchaser with funds in the aggregate amount set forth therein. Except for fee letters (complete copies of which have been provided to the Company, with only fee amounts, economic terms, “market flex” provisions and other customary threshold amounts redacted; provided that the Purchaser represents and warrants that the redacted provisions in such fee letters do not permit the imposition of any new conditions (or the expansion of any existing conditions) with respect to the Debt Financing or any reduction in the amount of the Debt Financing) and customary fee credit letters or engagement letters, in each case, with respect to the Debt Financing (none of which adversely affect the conditionality, enforceability, termination or availability of the Debt Financing or reduce the Debt Financing below the Required Amount, after taking into account the Equity Financing on the Effective Date), as of the date hereof, there are no other agreements, side letters or arrangements that would permit the Lenders to reduce the amount of the Debt Financing or that could otherwise affect the availability of the Debt Financing. The Debt Commitment Letter and the Equity Commitment Letter and any related fee letter contain all of the conditions precedent to the obligations of the parties thereunder to make the Financings available to the Purchaser on the terms therein. To the knowledge of the Purchaser, each Equity Investor has the financial capacity to pay and perform its obligations under the Equity Commitment Letter. As of the date hereof, each of the Debt Commitment Letter and the

Equity Commitment Letter is in full force and effect, has not been amended, restated, modified, withdrawn or terminated, and to the knowledge of the Purchaser (i) no amendment, restatement, withdrawal or termination is contemplated and (ii) no event has occurred or circumstance exists, including the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Purchaser under either the Debt Commitment Letter or the Equity Commitment Letter. Each of the Debt Commitment Letter and the Equity Commitment Letter, is a legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, the other parties thereto, in each case, except as may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally, and (B) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law. As of the date hereof, assuming satisfaction of the conditions precedent set forth in Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied at the Effective Time, but subject to the satisfaction or waiver of those conditions at the Effective Time), the Purchaser has no reason to believe that any of the conditions to the Financings contemplated by the Debt Commitment Letter and the Equity Commitment Letter will not be satisfied or that the Financings will not be made available to the Purchaser on the Effective Date, including any reason that would reasonably be expected to result in any of the conditions set forth in either the Debt Commitment Letter and the Equity Commitment Letter not being satisfied; that would constitute a material breach of any term or condition of the Debt Commitment Letter or the Equity Commitment Letter by any party thereto; or that would make the Purchaser unable to satisfy on a timely basis any condition of closing to be satisfied by it contained in the Debt Commitment Letter or the Equity Commitment Letter. All commitment and other fees or expenses required to be paid under or in connection with the Debt Commitment Letter and/or the Equity Commitment Letter on or prior to the date hereof have been paid. At the Effective Date, assuming the Financings contemplated in the Debt Commitment Letter and the Equity Commitment Letter are funded, the Purchaser will have sufficient funds available to satisfy the aggregate Consideration for the Common Shares and any other amounts payable to the Company Securityholders by the Purchaser and the Company in connection with the Arrangement in accordance with the terms of this Agreement (the “Required Amount”). The Equity Commitment Letter provides, and will continue to provide, that the Company is a third-party beneficiary thereof, and is entitled to enforce such agreement, subject to the terms and conditions thereof.

(8)	Security Ownership. Other than 7,599,518 Common Shares owned by the Purchaser or its affiliates, none of the Purchaser or any of its affiliates or any Person acting jointly or in concert with any of them owns any securities of the Company.

(9)	ICA Status. The Purchaser is not a “non-Canadian” as defined pursuant to Section 3 of the ICA.

(10)	Finders or Brokers. Except for BMO Capital Markets Inc., the Purchaser has not directly or indirectly employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement or the Arrangement who or which would be entitled to any fee or any commission in connection with or upon consummation of the Arrangement.

(11)	Certain Arrangements. Except as disclosed to the Company, there are no contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between the Purchaser or any of its affiliates, on the one hand, and any beneficial owner of outstanding Common Shares or Company Debentures or any member of the Company’s management or the Board, on the other hand, relating in any way to the Company, the Company’s securities, the transactions contemplated by this Agreement, the Arrangement, the Arrangement Resolution, or to the operations of the Company after the Effective Time.

(12)	Guarantee. Concurrently with the execution of this Agreement, the Purchaser has caused the Guarantors to deliver to the Company a duly executed Guarantee. The Guarantee is in full force and effect, is a valid, binding and enforceable obligation of each of the Guarantors and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of either of the Guarantors under the Guarantee.

SCHEDULE F

FORM OF VOTING SUPPORT AGREEMENT

February 27, 2018

Spinner Can AcquireCo Inc.

100, Place Jean-Paul-Riopelle

Montreal, Quebec, Canada

H2Z 2B3

Dear Sirs/Madams:

Re:	Voting and Support Agreement

The undersigned understands that Spinner Can AcquireCo Inc. (the “Purchaser”) and Student Transportation Inc. (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the ”Arrangement”) of the Company under Section 182 of the Business Corporations Act (Ontario), the result of which shall be the acquisition by the Purchaser of all the outstanding common shares (the “Common Shares”) of the Company.

All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement.

The undersigned hereby agrees, in his or her capacity as securityholder and not in his or her capacity as an officer or director of the Company, from the date hereof until the date the Arrangement Agreement is terminated in accordance with its terms:

(a)	to vote or to cause to be voted the common shares in the capital of the Company owned (beneficially or otherwise) as of the record date for the Company Meeting (the “Holder Securities”), in favour of the Arrangement and any other matter necessary for the completion of the Arrangement (including in favour of all matters recommended by management of the Company);

(b)	except as contemplated by the Arrangement Agreement or upon the settlement of awards or the exercise of other rights to purchase Common Shares, not to, directly or indirectly, acquire or seek to acquire Common Shares or other voting securities of the Company, or sell, assign, transfer, dispose of, hypothecate, alienate, grant a security interest in, encumber or tender to offer, transfer any economic interest (directly or indirectly) or otherwise convey any of the Holder Securities, in each case without the Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

(c)	not to exercise any rights of dissent in connection with the Arrangement; and

(f)	except as required pursuant to this Agreement (including to give effect to clause (a) above), not to grant or agree to grant any proxy or other right to vote the

Holder Securities or enter into any voting trust or pooling agreement or arrangement in respect of the Holder Securities or enter into or subject any of the Holder Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Purchaser hereby agrees and acknowledges that the undersigned is executing this letter agreement and is bound hereunder solely in his or her capacity as a securityholder of the Company. Nothing contained in this Agreement shall limit or affect any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of the Company including, without limitation, responding in his or her capacity as a director or officer of the Company to an Acquisition Proposal and making any determinations in that regard in the exercise of his or her fiduciary duties.

The undersigned hereby represents and warrants that (a) this Agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance, and (b) he or she has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement, and that any failure on the undersigned’s part to seek independent legal advice shall not affect (and the undersigned shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

For greater certainty, nothing in this Agreement will prohibit the undersigned from, directly or indirectly, selling, transferring, pledging or assigning or agreeing to sell, transfer, pledge or assign any of the Holder Securities or any interest therein, following the Company Meetings.

This Agreement shall terminate and be of no further force and effect upon the earlier of (a) the termination of the Arrangement Agreement in accordance with its terms, (b) the Board making a Change in Recommendation, recommending a Superior Proposal and/or authorizing the Company to accept, approve or enter into a definitive agreement in respect of a Superior Proposal, (c) the amendment of the Arrangement Agreement in any manner adverse to the undersigned, and (d) the Outside Date.

This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, and the parties hereto irrevocably attorn to the jurisdiction of the Ontario courts situated in the City of Toronto and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

If the foregoing is in accordance with the Purchaser’s understanding and is agreed to by the Purchaser, please signify the Purchaser’s acceptance by the execution of the enclosed copies of this letter where indicated below by an authorized signatory of the Purchaser and return the same to the undersigned, upon which this letter as so accepted shall constitute an agreement among the Purchaser and the undersigned.

The parties expressly acknowledge that they have requested that this letter agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente lettre entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Place of Residency)

(Name and Title)

Address:

Accepted and agreed on this      day of             , 2018.

SPINNER CAN ACQUIRECO INC.

By:
Name:
Title:

APPENDIX D

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions

Unless indicated otherwise, any capitalized term used herein but not defined shall have the meaning ascribed thereto in the Arrangement Agreement and the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions, provided that in no case shall “affiliate” of the Purchaser include (a) any Equity Investor’s and any Equity Investor’s affiliate’s operating or portfolio companies, investment funds, pooled investment vehicles or investee companies in which any Equity Investor or its affiliates may directly or indirectly invest, or (b) any third party acting on any Equity Investor’s or Equity Investor’s affiliates’ behalf in connection with any investment (i) made on its behalf, including third-party investment managers with discretionary authority, or (ii) made by investment funds or other pooled investment vehicles in which it has directly or indirectly invested and that are managed by third parties.

“Arrangement” means an arrangement of the Company under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of February 27, 2018 between the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting by the Common Shareholders entitled to vote thereon pursuant to the Interim Order.

“Business Day” means any day of the year, other than a Saturday, a Sunday or a day on which major banks are closed for business in Toronto, Ontario.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Common Shareholders” means the holders of the Common Shares.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Student Transportation Inc., a corporation incorporated under the laws of the Province of Ontario.

“Company 2013 Debentures” means the 6.25% Convertible Unsecured Subordinated Debentures of the Company due June 30, 2019.

“Company 2016 Debentures” means the 5.25% Convertible Unsecured Subordinated Debentures of the Company due September 30, 2021.

“Company Debentureholders” means the holders of the Company Debentures.

“Company Debentures” means, collectively, the Company 2013 Debentures and the Company 2016 Debentures.

“Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Securityholders” means, collectively, the Common Shareholders, the Company Debentureholders, the holders of PSG Units and the holders of DSUs.

“Consideration” means $7.50 in cash per Common Share, subject to adjustment in accordance with Section 4.1(2)(v) of the Arrangement Agreement.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Debenture Consideration” means with respect to the Company 2013 Debentures and the Company 2016 Debentures, the product of the Consideration and the number of Common Shares that a Company Debentureholder would be entitled to receive upon the conversion of their Company Debentures in accordance with their terms immediately following the Effective Time of the Arrangement pursuant to the Indentures plus the applicable Debenture Interest Consideration.

“Debenture Interest Consideration” means, for each C$1,000 principal amount of Company Debentures, a cash amount equal to the sum of (a) accrued and unpaid interest on such principal amount to, but excluding, the Effective Date, and (b) an amount equal to the amount of interest that would otherwise be payable thereon from and including the Effective Date to, but excluding, the date which is 32 days after the Effective Date, which aggregate amount shall be determined in accordance with Section 2.4, converted to U.S. dollars, calculated using the daily exchange rate published by the Bank of Canada on the date that is two Business Days immediately preceding the Effective Date.

“Depositary” means such Person as the Company may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” has the meaning ascribed thereto in Section 3.1.

“Dissenting Holder” means a registered Common Shareholder as of the record date of the Company Meeting who (a) has validly exercised its Dissent Rights in strict compliance with Dissent Right provisions of this Plan of Arrangement, (b) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, and (c) is ultimately entitled to be paid the fair value for his, her or its Common Shares, but only in respect of Common Shares in respect of which Dissent Rights are validly exercised by such registered Common Shareholder.

“DSU Plan” means the deferred share unit plan of the Company adopted by the Board, amended and restated on May 11, 2011.

“DSUs” means the outstanding deferred share units granted pursuant to the DSU Plan.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 3:01 a.m., Toronto time, on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court pursuant to Subsection 182(4) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor-in-council, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

“Incentive Securities” means, collectively, the PSG Units and the DSUs.

“Indentures” means, collectively, the Indenture dated as of November 12, 2013 between the Company, as issuer, and Computershare Trust Company of Canada, as indenture trustee, providing for the Company 2013 Debentures, and the Indenture dated as of August 16, 2016 between the Company, as issuer, and Computershare Trust Company of Canada, as indenture trustee, providing for the Company 2016 Debentures.

“Interim Order” means the interim order of the Court pursuant to Subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Letter of Transmittal” means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, lien (statutory or otherwise), or restriction or adverse right or claim, or other encumbrance of any kind.

“OBCA” means the Business Corporations Act (Ontario).

“Parties” means, collectively, the Company and the Purchaser, and “Party” means any one of them.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“PSG Plan” means the Performance Share Grant Plan of the Company effective as of September 30, 2016.

“PSG Units” means the outstanding performance share grant units of the Company granted pursuant to the PSG Plan.

“Purchaser” means Spinner Can AcquireCo Inc.

“Subsidiary” has the meaning ascribed thereto in the OBCA and for the purposes of this Agreement, shall include incorporated and unincorporated entities and “control” shall include the possession, directly or indirectly, of the power to direct or cause the direction of the policies, management and affairs of any Person, whether through ownership of voting securities, by contract or otherwise, including with respect to any general partner of another Person with the power to direct the policies, management and affairs of such Person.

“Taxes” means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, employment insurance, severance, social services, social security, education, utility, surtaxes, customs, unclaimed property, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

Section 1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to “dollars” or to “$” are references to U.S. dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words (a) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (b) “or” is not exclusive, (c) “day” means “calendar day”, (d) “hereof”, “herein”, “hereunder” and words of similar import, shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement, (e) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, (f) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, and (g) unless stated otherwise, “Article” or “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement.

(5)	Statutes and Rules. Any reference to a statute or to a rule of a self-regulatory organization, including any stock exchange, refers to such statute or rule and all rules, resolutions and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Date for Any Action. If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. Any reference to a number of days shall refer to calendar days unless Business Days are specified.

(7)	Time. Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

ARTICLE 2

THE ARRANGEMENT

Section 2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

Section 2.2	Binding Effect

This Plan of Arrangement and the Arrangement shall become effective at the Effective Time, and shall be binding on the Purchaser, the Company, all Common Shareholders (including Dissenting Holders), all holders of Incentive Securities, all Company Debentureholders, the registrar and transfer agent of the Company, the trustee for the Company Debentures, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person.

Section 2.3	Arrangement

Commencing at the Effective Time, each of the following events shall occur sequentially in the order set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	simultaneously:

(i)	each DSU outstanding immediately prior to the Effective Time shall be transferred by such holder to the Company in exchange for, subject to Section 4.4, a cash payment equal to the Consideration, and each such DSU shall immediately be cancelled; and

(ii)	any vesting conditions applicable to each PSG Unit outstanding immediately prior to the Effective Time shall accelerate in full (with PSG Units vesting based on a performance percentage of 100%) and each vested PSG Unit shall be transferred by such holder to the Company in exchange for, subject to Section 4.4, a cash payment equal to the Consideration, and each such PSG Unit shall immediately be cancelled;

and, with respect to each Incentive Security that is cancelled pursuant to this Section 2.3(a), as of the effective time of such cancellation: (A) the holder thereof shall cease to be the holder of such Incentive Security, (B) the holder thereof shall cease to have any rights as a holder in respect of such Incentive Security or under the DSU Plan or PSG Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(a), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled;

(b)	the Indentures shall be amended (without any act, action or formality on the part of any Person, including the Company or the trustee under the indenture) to allow the immediate redemption of all Company Debentures outstanding immediately prior to the Effective Time for the Debenture Consideration;

(c)	the Company Debentures outstanding immediately prior to the Effective Time shall be redeemed by the Company in exchange for, subject to Section 4.4, a cash payment equal to the Debenture Consideration in respect of each C$1,000 of principal amount of such Company Debentures; with respect to each such Company Debenture:

(i)	the Company Debentureholders whose Company Debentures have been so redeemed shall cease to be holders of such Company Debentures and to have any rights as holders of such Company Debentures other than the right to receive the consideration to which such holders are entitled pursuant to this Section 2.3(c);

(ii)	such Company Debentureholders’ names shall be removed from the register of the Company Debentures maintained by or on behalf of the Company; and

(iii)	such Company Debentures shall be cancelled; and

(d)	simultaneously:

(i)	each Common Share held by a Dissenting Holder described in Section 3.1(a) shall be transferred by the holder thereof to the Purchaser in exchange for a debt claim against the Purchaser for the amount determined in accordance with Section 3.1(a) and thereupon such holder’s name shall be removed from the securities register of the Company in respect of such Common Share, the Purchaser, as the holder of such Common Share, shall be entered in the securities register of the Company as the holder thereof and each such Dissenting Holder shall cease to have rights as a holder other than the rights set out in Section 3.1; and

(ii)	each Common Share held by a Common Shareholder (other than a Dissenting Holder described in Section 3.1(a)) shall be transferred by the holder thereof to the Purchaser in exchange for, subject to Section 4.4, a cash payment equal to the Consideration and thereupon such holder’s name shall be removed from the securities register of the Company in respect of such Common Share, the Purchaser, as the holder of such Common Share, shall be entered in the securities register of the Company as the holder thereof and each such Common Shareholder shall cease to have rights as a holder other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(d)(ii);

provided that none of the foregoing shall occur unless all of the foregoing occur.

Section 2.4	Debenture Interest Consideration

On or prior to the Effective Date, the Debenture Interest Consideration shall be calculated by the Company and the Purchaser and the amounts so determined and agreed to by the Company and the Purchaser shall be inserted in Appendix A to this Plan of Arrangement in the copy which is attached to the Articles of Arrangement, and such amounts shall be treated as the Debenture Interest Consideration for the purposes of the Arrangement.

ARTICLE 3

RIGHTS OF DISSENT

Section 3.1	Rights of Dissent

Subject to Section 3.1(a), each registered Common Shareholder as of the record date for the Company Meeting may exercise dissent rights with respect to the Common Shares held by such holder as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Article 3; provided that, notwithstanding Section 185(6) of the OBCA, the written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who validly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser, without any further act or formality, as provided in Section 2.3(d) and if they:

(a)	ultimately are entitled to be paid fair value for such Common Shares shall: (i) in respect of such Common Shares be treated as not having participated in the transactions in Article 2 (other than Section 2.3(d)(i)); (ii) be entitled to be paid, subject to Section 4.4, the fair value of such Common Shares by the Purchaser, which fair value shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Common Shares, shall in respect of such Common Shares be treated as having participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares (and shall be entitled to receive the Consideration from the Purchaser in the same manner as such non-Dissenting Holders).

Section 3.2	Recognition of Dissenting Holders

(1)	In no circumstances shall the Purchaser, the Company, the Depositary or any other Person be required to recognize a Person exercising Dissent Rights: (a) unless, as of the deadline for exercising Dissent Rights (as set forth in Section 3.1), such Person is the registered holder of those Common Shares in respect of which such Dissent Rights are sought to be exercised, (b) if such Person has voted or instructed a proxy holder to vote such Common Shares in favour of the Arrangement Resolution, or (c) unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

(2)	For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of the Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfers under Section 2.3(d).

(3)	In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities; (b) Company Debentureholders (in their capacity as a Company Debentureholder); (c) Common Shareholders who vote or have instructed a proxyholder to vote Common Shares in favour of the Arrangement Resolution; and (d) the Purchaser or its affiliates.

ARTICLE 4

EXCHANGE OF CERTIFICATES AND PAYMENTS

Section 4.1	Payment of Consideration

(1)	Following receipt of the Final Order and prior to the Effective Date:

(a)	the Purchaser shall deposit, or shall cause to be deposited, for the benefit of the Common Shareholders, cash with the Depositary in the aggregate amount equal to the payments in respect of the Common Shares required by this Plan of Arrangement, with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose; and

(b)	the Company shall deposit, or shall cause to be deposited, for the benefit of the Company Debentureholders, cash with the Depositary in the aggregate amount equal to the payments in respect of the Company Debentures required by this Plan of Arrangement;

and at the effective time of the step in Section 2.3(c) hereof, the Company shall be considered to have fully paid and satisfied its obligation to pay the Company Debentureholders the Debenture Consideration to the extent of the amount of cash so deposited with the Depositary pursuant to this Section 4.1(1)(b), and at the effective time of the step in Section 2.3(d) hereof, the Purchaser shall be considered to have fully paid and satisfied its obligation to pay the Common Shareholders the Consideration (including with respect to Common Shares held by Dissenting Holders described in Section 3.1(a), with the amount paid for each such Common Share being equal to the Consideration) to the extent of the amount of cash so deposited with the Depositary pursuant to this Section 4.1(1)(a).

(2)	The consideration contemplated by Section 4.1(1) shall be held by the Depositary as agent and nominee for such Common Shareholders and Company Debentureholders in accordance with the provisions of Article 4 hereof. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(d), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive, and the Depositary shall deliver (and the Purchaser shall cause the Depositary to deliver), to such holder a cheque (or other form of immediately available funds) representing the cash which such holder has the right to receive pursuant to the Plan of Arrangement in respect of such Common Shares, without interest and less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(3)	The Depositary shall deliver the consideration in respect of those Company Debentures which are represented by a Global Debenture (as such term is defined in the applicable Indenture) to the Depository, as defined in the applicable Indenture, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. Company Debentureholders whose interest in the applicable Company Debentures is not represented by a Global Debenture shall, upon surrender to the Depositary for cancellation of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding Company Debentures that were redeemed pursuant to Section 2.3(b) hereof, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holders of such Company Debentures represented by such surrendered certificate(s) shall be entitled to receive, and the Depositary shall deliver (and the Purchaser shall cause the Depositary to deliver) to such holder, a cheque (or other form of immediately available funds) representing the consideration which such Company Debentureholder has the right to receive under this Plan of Arrangement for each C$1,000 of principal amount of such Company Debentures, less any amounts withheld pursuant to Section 4.4 hereof, and any Company Debenture certificate(s) so surrendered shall forthwith be cancelled.

(4)	After the Effective Time and until surrendered for cancellation as contemplated by this Section 4.1, each certificate, agreement or other instrument (as applicable) which immediately prior to the Effective Time represented Common Shares or Company Debentures shall be deemed at all times to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1.

(5)

Any certificate, agreement or other instrument that immediately prior to the Effective Time represented outstanding Common Shares or Company Debentures not duly surrendered with all other documents required by this Section 4.1(1) on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder thereof of any kind or nature against or in the Company or the Purchaser. On such date, all consideration to which such former holder was entitled under the Plan of Arrangement shall be deemed to have been surrendered to the Purchaser or Company, as applicable, together with all entitlements to dividends, distributions and interest thereon held for such former holder.

(6)	On the Effective Date, the Company shall deliver, or shall cause to be delivered, to each holder of Incentive Securities, as reflected on the register maintained by or on behalf of the Company in respect of such Incentive Securities, a cheque representing the cash payment, if any, which such holder of Incentive Securities has the right to receive under this Plan of Arrangement for such Incentive Security, less any amounts withheld pursuant to Section 4.4 hereof. In the event that the Company engages a third party (including, if applicable, the Depositary) to effect the foregoing payments, at the effective time of the step in Section 2.3(a) hereof, the Company shall be considered to have fully paid and satisfied its obligation to pay the holders of Incentive Securities the consideration referred to in Sections 2.3(a)(i) and (ii), as applicable, to extent of the amount of cash so deposited with such third party for such purpose on or prior to the Effective Date.

(7)	Any payment made by way of cheque by the Depositary or the Company, as applicable, pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or the Company, as applicable, or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, Company Debentures and Incentive Securities pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

Section 4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Company Debentures that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, the Depositary shall issue and deliver (and the Purchaser shall cause the Depositary to issue deliver) to the Person claiming such certificate to be lost, stolen or destroyed, in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the aggregate consideration in respect thereof which such holder is entitled to receive pursuant to the Arrangement, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such consideration is to be delivered shall, as a condition precedent to the delivery of such consideration, give an affidavit (in form and substance reasonably acceptable to the Purchaser) of the claimed loss, theft or destruction of such certificate and a bond or surety satisfactory to the Purchaser and the Depositary (each acting reasonably) in such reasonable and customary sum as the Purchaser may direct, or otherwise indemnify the Purchaser, the Company and the Depositary in a manner satisfactory to the Purchaser and the Depositary, each acting reasonably, against any claim that may be made against the Purchaser, the Company and/or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3	Rounding of Cash

If the aggregate cash amount which a Party is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Party shall be entitled to receive shall be rounded up to the nearest whole $0.01.

Section 4.4	Withholding Rights

The Company, the Purchaser, the Depositary and any other Person shall be entitled to deduct or withhold from any amount payable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Company, the Purchaser, the Depositary or such other Person, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act or any provision of any other Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 4.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Debentures and Incentive Securities issued or outstanding prior to the Effective Time; and (b) the rights and obligations of the Common Shareholders, the Company Debentureholders, the holders of Incentive Securities, the Company and its Subsidiaries, the Purchaser and its affiliates, the Depositary and any transfer agent or other depositary therefor in relation to this Plan of Arrangement shall be solely as provided for in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Section 5.1	Amendments to Plan of Arrangement

(1)	The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (a) set out in writing, (b) approved by the Parties, each acting reasonably, (c) filed with the Court and, if made following the Company Meeting, approved by the Court, and (d) communicated to the Company Securityholders if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by any of the Parties at any time prior to the Company Meeting (provided that the other Parties have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (a) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (b) if required by the Court, it is consented to by some or all of the Common Shareholders voting in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the Company Meeting without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Company Securityholder or (ii) is an amendment contemplated in Section 2.4 or Section 5.1(4).

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, without communication to the Company Securityholders, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Company Securityholder.

(5)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, following the Effective Time, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required or advisable by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX “A” TO THE PLAN OF ARRANGEMENT

CALCULATION OF DEBENTURE INTEREST CONSIDERATION

(To be completed.)

APPENDIX E

FAIRNESS OPINION

Scotia Capital Inc.

Scotia Plaza

40 King Street West

Box 4085, Station “A”

Toronto, Ontario

Canada M5W 2X6

February 27, 2018

The Special Committee of the Board of Directors and the Board of Directors

Student Transportation Inc.

3349 Highway 138

Building A, Suite C

Wall, New Jersey, 07719

U.S.A

To the Special Committee of the Board of Directors and the Board of Directors of Student Transportation Inc.

Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understands that Student Transportation Inc. (the “Company”) and a company sponsored by Caisse de dépôt et placement du Québec and Ullico Inc. (the “Acquirer”) propose to enter into an arrangement agreement to be dated February 27, 2018 (the “Arrangement Agreement”), pursuant to which, among other things, the Acquirer will acquire all of the outstanding common shares (the “Shares”) of the Company for a price equal to US$7.50 in cash per Share (the “Consideration”) by way of an arrangement (the “Arrangement”) under the Business Corporations Act (Ontario). The terms and conditions of the Arrangement Agreement will be more fully described in a management information circular (the “Circular”) which will be mailed to the holders of Shares (each, a “Shareholder”) in connection with the Arrangement.

We have been retained to provide financial advice and assistance to the Company in evaluating the Arrangement, including providing our opinion (the “Opinion”) to the Special Committee of the Board of Directors (the “Special Committee of the Board of Directors”) and the Board of Directors of the Company (the “Board of Directors”) as to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement by the Shareholders other than the Acquirer and its affiliates.

Engagement of Scotia Capital

The Company initially contacted Scotia Capital regarding a potential advisory assignment on November 16, 2017. Scotia Capital was formally engaged by the Company pursuant to an engagement letter dated January 15, 2018 (the “Engagement Letter”). Under the terms of the Engagement Letter, the Company has agreed to pay Scotia Capital a fee for its services, a portion of which is payable on the delivery of the Opinion and a substantial portion of which is contingent upon the completion of the Arrangement Agreement. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances which may arise from services performed by Scotia Capital in connection with the Engagement Agreement.

Subject to the terms of the Engagement Letter, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Circular and to the filing of the Opinion by the Company, as necessary, with the applicable securities commissions, stock exchanges and other similar regulatory authorities in Canada and the United States.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of The Bank of Nova Scotia (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationship with Interested Parties

Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, the Acquirer or any of their respective associates or affiliates (collectively, the “Interested Parties”). There are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings, subject to an affiliate of Scotiabank that is currently a lender to the Company and may become a lender to the Acquirer. Scotia Capital has in the past provided, and may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, Scotiabank, of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of Scotiabank, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement.

The fees payable to Scotia Capital in connection with the Engagement Letter and the Opinion are not financially material to Scotia Capital.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	a draft of the Arrangement Agreement dated February 27, 2018;

2.	a draft of the disclosure letter in connection with the Arrangement;

3.	a draft of the voting support agreement (the “Support Agreement”) dated February 27, 2018 between the Acquirer and each of the directors and executive officers of the Company;

4.	a draft of the debt financing commitment letter related to the Arrangement;

5.	a draft of the equity financing commitment letters of the Acquirer related to the Arrangement;

6.	audited annual financial statements of the Company and management’s discussion and analysis related thereto for the fiscal years ended June 30, 2017 and June 30, 2016;

7.	unaudited interim financial statements of the Company and management’s discussion and analysis related thereto for the 3 month periods ended December 31, 2017 and September 30, 2017;

8.	the notices of annual meeting of the Shareholders and the management information circulars of the Company for the meetings dated November 9, 2017 and October 3, 2016;

9.	annual information forms of the Company for the fiscal years ended June 30, 2017, June 30, 2016, and June 30, 2015;

10.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

11.	internal financial, operating and corporate information or reports of the Company;

12.	discussions with senior management of the Company;

13.	discussions with the Company’s legal counsel;

14.	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

15.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

16.	reports published by equity research analysts and industry sources we considered relevant;

17.	earnings call transcripts of the Company for the 2017 full year results and quarterly earnings call transcripts for the three and six months ended December 31, 2017;

18.	historical market prices and trading activity for the Shares;

19.	representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based;

20.	such other corporate, industry and financial market information, investigations and analyses assembled by management of the Company; and

21.	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

With the Company’s acknowledgement and agreement as provided in the Engagement Letter, we have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, agreements and opinions obtained by it from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of our professional judgment, we have not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. We have assumed the accuracy and fair presentation of, and relied upon the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements. We have assumed that forecasts, projections, estimates and budgets provided to us and used in the analysis supporting the Opinion, were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby.

Senior officers of the Company have represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (a) based on the senior officers understanding of the assumptions used, procedures adopted and scope of review undertaken by Scotia Capital in respect of the Opinion, the Company has no knowledge of any facts public or otherwise not contained in or referred to in the Information which could reasonably be expected to affect the Opinion in any material respect; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the Information provided to Scotia Capital orally by, or in the presence of, an officer of the Company, or in writing by or on behalf of the Company in respect of the Company and its subsidiaries, in connection with the Opinion is or, in the case of historical information, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the Information not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections, or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation) reasonable in the circumstances.

In preparing the Opinion, Scotia Capital made several assumptions, including that the final executed version of the Arrangement Agreement will not differ in any material respect from the most recent draft thereof reviewed by us, and that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any terms or conditions (the Arrangement Agreement that was reviewed by Scotia Capital was in substantially final form). In addition, we have assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without adverse condition or qualification, and the procedures being followed to implement the Arrangement are valid and effective.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with the Special Committee of the Board, the Board of Directors and management of the Company and their representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

The Opinion has been provided for the sole use and benefit of the Special Committee of the Board of Directors and the Board of Directors in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person. Our opinion was not intended to be, and does not constitute, a recommendation to the Special Committee of the Board of Directors and the Board of Directors as to whether they should approve the Arrangement or to any shareholder of the Company as to how such shareholder should vote or act with respect to the Arrangement or its Shares. The Opinion does not address in any manner the prices at which the Company’s securities will trade at any time. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement or the Arrangement. Scotia Capital was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Shares or any business combination or other extraordinary transaction involving the Company, nor did Scotia Capital negotiate with any party (other than the Acquirer) in connection with any such transaction involving the Company.

Except for the inclusion of the Opinion in its entirety and a summary thereof in a form acceptable as in the Circular and the submission by the Company of the Opinion to the Ontario Superior Court of Justice in connection with the approval of the Arrangement, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or any of its affiliates, and the Opinion should not be construed as such. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter included in the Information we relied upon in preparing the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Value Considerations

In support of the Opinion, Scotia Capital has performed certain value analyses on the Company based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing its Opinion. Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

As part of the analyses and investigations carried out in the preparation of the Opinion, Scotia Capital reviewed and considered the items outlined under “Scope of Review”. In the context of the Opinion, Scotia Capital has considered the following principal methodologies:

(i)	Discounted Cash Flow Analysis (“DCF Approach”);

(ii)	Precedent Transactions Analysis; and

(iii)	Comparable Trading Analysis.

Discounted Cash Flow Analysis

The DCF Approach employed by Scotia Capital involved the calculation of the enterprise value of the Company by discounting to a present value the unlevered free cash flows (“UFCFs”) of the Company as well as a terminal value, such value also having been discounted to a present value. Scotia Capital also reviewed certain other industry and financial market information. To arrive at an equity value for the Company, Scotia Capital then deducted from this enterprise value the projected net debt of the Company. The projected UFCFs of the Company were discounted at the estimated weighted average cost of capital for the Company, calculated based upon the Company’s after-tax cost of debt and equity and weighted based upon an assumed optimal capital structure for the Company. As part of the DCF Approach, Scotia Capital performed sensitivity analyses on certain key assumptions considered to be primary drivers of the DCF Approach, including, but not limited to, discount rates and terminal growth rates. In arriving at our opinion as to whether the Consideration to be received by Shareholder pursuant to the Arrangement is fair from a financial point of view to the Shareholder, Scotia Capital compared the fair value ranges for the Shares generated by the foregoing analyses to the Consideration to be received by Shareholders under the Arrangement.

Precedent Transactions Analysis

Scotia Capital also compared the proposed financial terms of the Transaction to corresponding financial terms, to the extent publicly available, of selected transactions in the transportation industry (the “Precedent Transactions Approach”). When considering the Precedent Transactions Approach, Scotia Capital considered enterprise value to last twelve (12) months earnings before income taxes, depreciation and amortization (“EBITDA”) to be the primary valuation metric.

Comparable Trading Analysis

Scotia Capital also calculated an implied valuation for the Company based on an analysis of companies that Scotia Capital believed to be generally comparable to the Company (the “Comparable Trading Approach”). In performing this analysis Scotia Capital analyzed certain publicly available financial information, including, without limitation, estimated financial information for the selected public companies based on research analyst estimates. When considering the Comparable Trading Approach, Scotia Capital considered enterprise value to estimated calendar year 2018 EBITDA to be the primary valuation metric.

Fairness Considerations

In preparing the Opinion, Scotia Capital has considered, among other things, the following factors:

(a)	the fact that the Consideration represented a premium of 25% over the closing price per common share, respectively on the Toronto Stock Exchange (the “TSX”) on February 27, 2018, the trading day of the date of this Opinion and a premium of 27% over the volume weighted average price per common share, respectively on the TSX over the 20-Day period of the date of this Opinion;

(b)	the Consideration is within the range of values for the Shares as indicated by the DCF Approach;

(c)	the implied transaction multiples derived from the Consideration compare favourably with the Precedent Transactions Approach and the Comparable Trading Approach; and

(d)	the fact that the Transaction will provide Company Shareholders with immediate liquidity.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders other than the Acquirer and its affiliates.

Yours very truly,

SCOTIA CAPITAL INC.

APPENDIX F

INTERIM ORDER

Court File No.: CV-18-594157-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE	)WEDNESDAY,THE 21TH
)
JUSTICE HAINEY	)DAY OF MARCH,2018
IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING STUDENT TRANSPORTATION INC., ITS SHAREHOLDERS,SECURITYHOLDERS AND DEBENTUREHOLDERS, and SPINNER CAN ACQUIRECO INC.

STUDENT TRANSPORTATION INC.

Applicant

INTERIM ORDER

(March 21, 2018)

THIS MOTION made by the Applicant, Student Transportation Inc. (“STI”), for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”), was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on March 16, 2018 and the affidavit of Patrick J. Walker sworn March 19, 2018 (the “Walker Affidavit”), including the Plan of Arrangement, which is attached as Appendix D to the draft management information circular (the “Circular”) of STI, which is itself attached as Exhibit “A” to the Walker Affidavit, and the Arrangement Agreement dated February 27, 2018 (the “Arrangement Agreement”) which is attached as Appendix C to the Circular, and on hearing the submissions of counsel for STI and counsel for Spinner Can AcquireCo Inc. (the “Purchaser”).

Definitions

1.	THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2.	THIS COURT ORDERS that STI is permitted to call, hold and conduct a special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares in the capital of STI (the “Shares”), to be held at the offices of Goodmans LLP located at 333 Bay Street, Suite 3400, Toronto, Ontario, on April 19, 2018 at 10:00 a.m. (Toronto time) in order for the Shareholders to, among other things, consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the “Arrangement Resolution”).

3.	THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of special meeting of Shareholders, which accompanies the Circular (the “Notice of Meeting”), and the articles and by-laws of STI, subject to what may be provided hereafter and subject to further order of this Honourable Court.

4.	THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be March 19, 2018.

5.	THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)	the Shareholders of record as of the Record Date or their respective proxyholders;

(b)	the officers, directors, auditors and advisors of STI;

(c)	the representatives and advisors of the Purchaser; and

(d)	other persons who may receive the permission of the Chair of the Meeting.

6.	THIS COURT ORDERS that STI may transact such other business at the Meeting as may otherwise be properly before the Meeting.

Quorum

7.	THIS COURT ORDERS that the Chair of the Meeting shall be determined by STI and that the quorum at the Meeting shall be one person present in person, being a Shareholder entitled to vote thereat or a duly appointed proxy for an absent Shareholder so entitled.

Amendments to the Arrangement and Plan of Arrangement

8.

THIS COURT ORDERS that STI is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9.	THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as STI may determine.

Amendments to the Circular

10.	THIS COURT ORDERS that STI is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11.	THIS COURT ORDERS that STI, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as STI may determine is appropriate in the circumstances. The Record Date will not change as a result of any adjournments or postponements of the Meeting. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12.	THIS COURT ORDERS that, in order to effect notice of the Meeting, STI shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as STI may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

(a)	the registered Shareholders as at 5:00 p.m. (Toronto time) on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i)	by pre-paid ordinary or first class mail at the addresses of the registered Shareholders as they appear on the books and records of STI, or its registrar and transfer agent, at 5:00 p.m. (Toronto time) on the Record Date and if no address is shown therein, then the last address of the person known to the Secretary of STI;

(ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii)	by facsimile or electronic transmission to any registered Shareholder, who is identified to the satisfaction of STI and consents to such transmission in writing;

(b)	the non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c)	the directors and auditors of STI by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.	THIS COURT ORDERS that, in the event that STI elects to distribute the Meeting Materials, STI is hereby directed to distribute the Circular (including the Notice of Application and this Interim Order), and any other communications or documents determined by STI to be necessary or desirable (collectively, the “Court Materials”) to:

(i)	the holders of outstanding deferred share units of STI granted pursuant to the deferred share unit plan of STI, amended and restated as of May 11, 2011 (the “DSUs”);

(ii)	the holders of outstanding performance share grant units of STI granted pursuant to the Performance Share Grant Plan effective September 30, 2016 (the “PSG Units”);

(iii)	the holders of outstanding 6.25% Convertible Unsecured Subordinated Debentures of STI due June 30, 2019 (the “2013 Debentures”); and

(iv)	the holders of outstanding 5.25% Convertible Unsecured Subordinated Debentures of STI due September 30, 2021 (the “2016 Debentures”),

by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons receiving the Court Materials shall be to their addresses as they appear on the books and records of STI or its registrar and transfer agent as at 5:00 p.m. (Toronto time) on the Record Date.

14.	THIS COURT ORDERS that accidental failure or omission by STI to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of STI, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of STI, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.	THIS COURT ORDERS that STI is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials (including, for greater certainty, the Circular) as STI may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as STI may determine.

16.	THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials, or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17.	THIS COURT ORDERS that STI is authorized to use the letter of transmittal and the form of proxy substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as STI may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. STI is authorized to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. STI may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if STI deems it advisable to do so.

18.	THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 110(4)(a) of the OBCA: (a) may be deposited at the registered office of STI or with the transfer agent of STI as set out in the Circular; and (b) any such instruments must be received by STI or its transfer agent not later than 48 hours preceding the Meeting (or any adjournment or postponement thereof).

Voting

19.	THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders of record at 5:00 p.m. (Toronto time) on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.	THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(a)	an affirmative vote of not less than 66 2⁄3%of the votes cast in respect of the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; and

(b)	a simple majority of the votes cast in respect of the Arrangement Resolution by Shareholders, excluding votes attached to Shares held by persons described in items (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Such votes shall be sufficient to authorize STI to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21.	THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting STI (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Share held.

Dissent Rights

22.

THIS COURT ORDERS that each registered Shareholder as of the Record Date shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to

STI in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by STI not later than 10:00 a.m. (Toronto time) on the business day that is two (2) business days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA and the Plan of Arrangement. For purposes of these proceedings, the “court” referred to in section 185 of the OBCA means this Honourable Court.

23.	THIS COURT ORDERS that, notwithstanding section 185(4) of the OBCA, the Purchaser, not STI, shall be required to offer to pay fair value, as of the close of business on the day prior to approval of the Arrangement Resolution at the Meeting, for Shares held by registered Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Circular, all references to the “corporation” in subsections 185(4) and 185(14) to 185(30), inclusive, of the OBCA (except for the second reference to the “corporation” in subsection 185(15)) shall be deemed to refer to “Spinner Can AcquireCo Inc.” in place of the “corporation”, and the Purchaser shall have all of the rights, duties and obligations of the “corporation” under subsections 185(14) to 185(30), inclusive, of the OBCA.

24.	THIS COURT ORDERS that any registered Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

(a)

is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Shares, shall be deemed to have transferred those Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to the Purchaser for cancellation in consideration for a payment of cash from the Purchaser equal to such fair value; or

(b)	is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall STI, the Purchaser or any other person be required to recognize such Shareholders as holders of Shares at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from STI’s register of holders of Shares at that time.

Hearing of Application for Approval of the Arrangement

25.	THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, STI may apply to this Honourable Court for final approval of the Arrangement.

26.	THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order, when sent in accordance with paragraphs 12 and 13, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27.	THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for STI and the Purchaser as soon as reasonably practicable, and, in any event, no less than three (3) business days before the hearing of this Application at the following addresses:

GOODMANS LLP

Barristers & Solicitors

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Tom Friedland / Peter Kolla

Tel: (416)979-2211

Fax: (416)979-1234

Email: tfriedland@goodmans.ca / pkolla@goodmans.ca

Lawyers for the Applicant

TORYS LLP

Barristers & Solicitors

79 Wellington St. West

Box 270, TD South Tower

Toronto, Ontario M5K 1N2

Andrew Gray

Tel: (416)865-0040

Fax: (416)865-7380

Email: agray@torys.com

Lawyers for the Purchaser

28.	THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(i)	STI;

(ii)	the Purchaser; and

(iii)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29.	THIS COURT ORDERS that any materials to be filed by STI in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30.	THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Precedence

31.	THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, DSUs, PSG Units, 2013 Debentures and 2016 Debentures or the articles or by-laws of STI, this Interim Order shall govern.

Extra-Territorial Assistance

32.	THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33.	THIS COURT ORDERS that STI shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

ENTERED AT / INSCRIT A TORONTO ON / BOOK NO: LE / DANS LE REGISTRE NO: MAR 21 2018

PER / PAR:

IN THE MATTER OF AN APPLICATION UNDER SECTION 182, BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED	Court File No.: CV-18-594157-00CL

STUDENT TRANSPORTATION INC. Applicant

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto

INTERIM ORDER (March 21, 2018)

GOODMANS LLP

Barristers & Solicitors

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Tom Friedland LSO#: 31848L

tfriedland@goodmans.ca

Peter Kolla LSO#: 54608K

pkolla@goodmans.ca

Tel: (416) 979-2211

Fax: (416) 979-1234

Lawyers for the Applicant,

Student Transportation Inc.

APPENDIX G

NOTICE OF APPLICATION FOR FINAL ORDER

Court File No: CV-18-594157-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND
14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING STUDENT TRANSPORTATION INC., ITS SHAREHOLDERS, SECURITYHOLDERS AND DEBENTUREHOLDERS, and SPINNER CAN ACQUIRECO INC.

STUDENT TRANSPORTATION INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Wednesday, April 25, 2018 at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	March 16, 2018	Issued by
Local registrar

		Address of	330 University Avenue, 7th floor
		court office	Toronto, Ontario MSG 1R7

TO:	ALL HOLDERS OF COMMON SHARES OF STUDENT TRANSPORTATION INC., AS AT MARCH 19,2018

AND TO:	ALL HOLDERS OF 6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES OF STUDENT TRANSPORTATION INC., AS AT MARCH 19, 2018

AND TO:	ALL HOLDERS OF 5.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES OF STUDENT TRANSPORTATION INC., AS AT MARCH 19,2018

AND TO:	ALL HOLDERS OF DEFERRED SHARE UNITS OF STUDENT TRANSPORTATION INC., AS AT MARCH 19,2018

AND TO:	ALL HOLDERS OF PERFORMANCE SHARE GRANT UNITS OF STUDENT TRANSPORTATION INC., AS AT MARCH 19,2018

AND TO:	ERNST & YOUNG LLP

99 Wood Avenue South,
Metropark
P.O. Box 751
Iselin, New Jersey 08830-0471

Attn: David B. Verderami

Auditors to Student Transportation Inc.

AND TO:	TORYSLLP

79 Wellington St. West
Box 270, TD South Tower
Toronto, Ontario M5K 1N2

Attn: Andrew Gray

Lawyers for Spinner Can AcquireCo Inc.

APPLICATION

1. THE APPLICANT MAKES APPLICATION FOR:

a)	an interim Order for advice and directions pursuant to section 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”) with respect to a proposed arrangement (the “Arrangement”) involving Student Transportation Inc. (“STI”), its shareholders, securityholders and debentureholders, and Spinner Can AcquireCo Inc. (the “Purchaser”);

b)	a final Order approving the Arrangement pursuant to section 182(3) of the OBCA; and

c)	such further and other relief as this Honourable Court may deem just.

2. THE GROUNDS FOR THE APPLICATION ARE:

a)	STI is a corporation incorporated under the laws of the Province of Ontario. The common shares in the capital of STI (the “Shares”) are listed on the Toronto Stock Exchange (“TSX”) under the symbol “STB”. The 5.25% Convertible Unsecured Subordinated Debentures of STI and the 6.25% Convertible Unsecured Subordinated Debentures of STI (together, the “Debentures”) are currently listed for trading on the TSX under the symbols “STB.DB.A” and “STB.DB.C”, respectively. The Shares are also currently listed for trading on the NASDAQ under the symbol “STB”.

b)	STI is the third largest provider of school bus transportation services in North America. Founded in 1997, STI operates as of June 30, 2017 more than 175 operations and facilities across North America with more than 13,500 vehicles. STI employs 15,000 employees including drivers, dispatchers, maintenance technicians, terminal managers and information technology professionals in providing its services to over 1.25 million students daily to schools in 22 U.S. states and 2 Canadian provinces across North America. STI itself does not carry on any active business; its business is conducted through its subsidiaries, including Parkview Transit Inc., Student Transportation of America Holdings, Inc., and Student Transportation of America, Inc.

c)	The Purchaser, a corporation incorporated under the laws of Ontario, was formed in February 2018, solely for the purpose of engaging in the transactions contemplated by the Arrangement Agreement. The Purchaser is an affiliate of one or more of the Caisse de depot et placement du Quebec (“CDPQ”) and Ullico Infrastructure Master Fund, L.P. (“Ullico”, and together with CDPQ, the “Equity Investors”).

d)	CDPQ is an institutional investor established by an Act of Quebec’s National Assembly on July 15, 1965 that manages several public and parapublic pension plans and insurance programs in Quebec. It is the second largest pension fund in Canada managing net assets of around C$298.5 billion invested in Canada and elsewhere.

e)	Ullico was established by Ullico Investment Advisors, Inc., the subsidiary of Ullico, Inc., an insurance and investment corporation founded by the American Federation of Labor on May 1, 1927, to assist in the investment, maintenance and refurbishment of infrastructure. Ullico’s investment goal is to achieve attractive risk-adjusted returns with significant annual cash yield and relatively low volatility by building a diversified portfolio of equity investments with both minority and controlling interests.

f)	Pursuant to the Arrangement, among other things:

i)	shareholders of STI will receive US$7.50 per Share in cash;

ii)	holders of Debentures will receive the product of US$7.50 and the number of Shares that the holders would be entitled to receive upon the conversion of their Debentures in accordance with their terms immediately following the closing date of the Arrangement (the “Closing Date”), including those issuable upon a “Cash Change of Control”, plus the sum of (i) accrued and unpaid interest on such Debentures up to but excluding the Closing Date and (ii) the interest that would have otherwise accrued from and including the Closing Date to (but excluding) 32 days thereafter, in U.S. dollars calculated using the daily exchange rate published by the Bank of Canada two days immediately preceding the Effective Date; and

iii)	each outstanding deferred share unit and performance share grant unit shall be exchanged for a cash payment of US$7.50, subject to adjustment and withholdings in accordance with the Plan of Arrangement.

g)	Upon completion of the Arrangement, STI will become indirectly owned by the Equity Investors and it is expected that the Shares and Debentures will no longer publically trade.

h)	The Arrangement is an “arrangement” within the meaning of subsection 182(1) of the OBCA.

i)	All statutory requirements under the OBCA and any interim Order have been or will be satisfied by the return date of this Application.

j)	The Arrangement is in the best interests of STI and is put forward in good faith.

k)	The Arrangement is procedurally and substantively fair and reasonable overall.

1)	Section 182 of the OBCA.

m)	Certain holders of Shares, deferred share units, performance share grant units and Debentures are resident outside of Ontario and will be served at their addresses as they appear on the books and records of STI as at March 19, 2018, pursuant to rule 17.02(n) of the Rules of Civil Procedure and the terms of any interim Order for advice and directions granted by this Honourable Court.

n)	Rules 1.04, 1.05, 14.05(2), 14.05(3), 38 and 39 of the Rules of Civil Procedure.

o)	Such further and other grounds as counsel may advise and this Honourable Court may permit.

3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

a)	such interim Order as may be granted by this Honourable Court;

b)	an Affidavit to be sworn on behalf of STI, describing the Arrangement and outlining the basis for an interim Order for advice and directions, with exhibits thereto;

c)	a further Affidavit(s) to be sworn on behalf of STI, reporting as to compliance with any interim Order and the results of any meeting conducted pursuant to such interim Order, with exhibits thereto; and

d)	such further and other material as counsel may advise and this Honourable Court may permit.

March 16, 2018	GOODMANS LLP
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Tom Friedland LSO#: 31848L
tfriedland@goodmans.ca
Peter Kolla LSO#: 54608K
pkolla@goodmans.ca

Tel: (416) 979-2211
Fax: (416) 979-1234

Lawyers for the Applicant,
Student Transportation Inc.

1N THE MATTER OF AN APPLICATION UNDER SECTION 182, BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED	Court File No: CV-18-594157-00CL

STUDENT TRANSPORTATION INC. Applicant
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto

NOTICE OF APPLICATION (returnable April 25, 2018)

GOODMANS LLP Barristers & Solicitors 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Tom Friedland LSO#: 31848L tfriedland@goodmans.ca Peter Kolla LSO#: 54608K pkolla@goodmans.ca

Tel: (416) 979-2211 Fax: (416) 979-1234

Lawyers for the Applicant, Student Transportation Inc.

APPENDIX H

SECTION 185 OF THE OBCA

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

Note: On a day to be named by proclamation of the Lieutenant Governor, subsection 185 (1) of the Act is amended by striking out “or” at the end of clause (d) and by adding the following clauses: (See: 2017, c. 20, Sched. 6, s. 24)

(d.1)	be continued under the Co-operative Corporations Act under section 181.1;

(d.2)	be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under Section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with Section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5) A dissenting shareholder may only claim under Section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under Section.

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under Section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under Section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under Section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).